Filed Pursuant to Rule 424(b)(4)
Registration No. 333-161907

25,000,000 Shares

KAR Auction Services, Inc.

Common Stock

This is an initial public offering of shares of common stock of KAR Auction Services, Inc. All of the shares of common stock are being sold by us.

Prior to this offering, there has been no public market for the common stock. The initial public offering price per share is $12.00. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “KAR,” subject to official notice of issuance.

See “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$12.00	$300,000,000
Underwriting discount	$ 0.69	$ 17,250,000
Proceeds, before expenses, to KAR Auction Services, Inc.	$11.31	$282,750,000

To the extent that the underwriters sell more than 25,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 3,750,000 shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about December 16, 2009.

Goldman, Sachs & Co.	Credit Suisse

BofA Merrill Lynch	J.P. Morgan

Barclays Capital	BMO Capital Markets

Baird		Barrington Research
BB&T Capital Markets		RBC Capital Markets

Stephens Inc.

Prospectus dated December 10, 2009.

KAR AUCTION SERVICES℠

ADESA®

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Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

INDUSTRY AND MARKET DATA

This prospectus includes estimates of market share and industry data and forecasts that we obtained from industry publications and surveys and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. All information regarding our market share is based on the latest market data currently available to us. Our estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. In this prospectus, references to our market share or market position for ADESA and IAAI are based on the number of vehicles sold annually.

DEFINED TERMS

Unless otherwise indicated, the following terms used in this prospectus have the following meanings:

•	“we,” “us,” “our” and “the Company” refer, collectively, to KAR Auction Services, Inc. (formerly known as KAR Holdings, Inc.) and all of its subsidiaries;

•	“2007 Transactions” refers to the transactions described in “Combination of ADESA and IAAI”;

•	“ADESA” refers, collectively, to ADESA, Inc., a wholly owned subsidiary of KAR Auction Services, and its subsidiaries;

•	“AFC” refers, collectively, to Automotive Finance Corporation, a wholly owned subsidiary of ADESA and its subsidiaries;

•	“ALLETE” refers to ALLETE, Inc. the former parent company of ADESA;

•	“AutoVIN” refers to AutoVIN, Inc., our wholly owned subsidiary;

•

“Credit Agreement” refers to the Credit Agreement, dated April 20, 2007, among KAR Auction Services, as the borrower, KAR LLC, as guarantor, the several lenders from time to time parties thereto and the administrative agent, the joint bookrunners, the co-documentation agents, the syndication agent and the joint lead arrangers named therein, as amended;

•

“Equity Sponsors” refers, collectively, to Kelso Investment Associates VII, L.P., GS Capital Partners VI, L.P., ValueAct Capital Master Fund, L.P. and Parthenon Investors II, L.P., which own through their respective affiliates substantially all of the equity of KAR Auction Services;

•	“fixed senior notes” refers to KAR Auction Services’ 8¾% Senior Notes due May 1, 2014 ($450.0 million aggregate principal amount currently outstanding);

•	“floating senior notes” refers to KAR Auction Services’ Floating Rate Senior Notes due May 1, 2014 ($150.0 million aggregate principal amount currently outstanding);

•	“IAAI” refers, collectively, to Insurance Auto Auctions, Inc., a wholly owned subsidiary of KAR Auction Services, and its subsidiaries;

•	“KAR Auction Services” and the “issuer” refer to KAR Auction Services, Inc., and not to its subsidiaries;

•	“KAR LLC” refers to KAR Holdings II, LLC, which is owned by affiliates of the Equity Sponsors and management of the Company;

•	“LAI” refers, collectively, to LiveBlock Auctions International, Inc., a wholly owned subsidiary of ADESA and its subsidiaries;

ii

•	“notes” refers, collectively, to our senior notes and senior subordinated notes;

•	“senior notes” refers, collectively, to the fixed senior notes and floating senior notes; and

•	“senior subordinated notes” refers to KAR Auction Services’ 10% Senior Subordinated Notes due May 1, 2015 ($425.0 million aggregate principal amount currently outstanding).

COMBINATION OF ADESA AND IAAI

KAR Auction Services is a holding company that was organized for the purpose of consummating a merger with ADESA and related transactions that resulted in ADESA and IAAI becoming, directly or indirectly, wholly owned subsidiaries of the Company. The Company had no operations prior to the transactions on April 20, 2007.

On December 22, 2006, KAR LLC entered into a definitive merger agreement to acquire ADESA. The merger occurred on April 20, 2007. Concurrently with the merger, IAAI, a leading provider of automotive salvage auction and claims processing services in the United States, was contributed by affiliates of Kelso & Company and Parthenon Capital and IAAI’s management to KAR Auction Services. Both ADESA and IAAI became wholly owned subsidiaries of KAR Auction Services, which was wholly-owned by KAR LLC prior to this offering. KAR Auction Services is the accounting acquirer, and the assets and liabilities of both ADESA and IAAI were recorded at fair value as of April 20, 2007.

The following transactions occurred in connection with the merger:

•	Approximately 90.8 million shares of ADESA’s outstanding common stock converted into the right to receive $27.85 per share in cash.

•

Approximately 3.4 million outstanding options to purchase shares of ADESA’s common stock were cancelled in exchange for payments in cash of $27.85 per underlying share, less the applicable option exercise price, resulting in net proceeds to holders of $18.6 million.

•	Approximately 0.3 million outstanding restricted stock and restricted stock units of ADESA vested immediately and were paid out in cash of $27.85 per unit.

•

Affiliates of the Equity Sponsors and management contributed to KAR Auction Services approximately $1.1 billion in equity, consisting of approximately $790.0 million in cash and ADESA stock and approximately $272.4 million of equity interest in IAAI.

•	KAR Auction Services entered into new senior secured credit facilities, comprised of a $1,565.0 million term loan facility and a $300.0 million revolving credit facility.

•	KAR Auction Services issued the senior notes and the senior subordinated notes.

•

The net proceeds from the Equity Sponsors and financings were used to: (a) fund the cash consideration payable to ADESA stockholders, ADESA option holders and ADESA restricted stock and restricted stock unit holders under the merger agreement; (b) repay the outstanding principal and accrued interest under ADESA’s existing credit facility and notes; (c) repay the outstanding principal and accrued interest under IAAI’s existing credit facility and notes; (d) pay related transaction fees and expenses; and (e) contribute IAAI’s equity at fair value.

The transactions described above are collectively referred to as the “2007 Transactions.”

iii

SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making your investment decision. You should read the entire prospectus carefully, including the matters discussed under the caption “Risk Factors” and in the financial statements and related notes included elsewhere in this prospectus, as well as information incorporated by reference.

Our Company

We are a leading provider of vehicle auction services in North America. We facilitate an efficient marketplace providing auction services for sellers of used, or “whole car,” vehicles and salvage vehicles through our 214 physical auction locations and multiple proprietary Internet venues. In 2008, we facilitated the sale of over 3.2 million used and salvage vehicles. Our revenues are generated through auction fees from both vehicle buyers and sellers as well as by providing value-added ancillary services, including inspections, storage, transportation, reconditioning, salvage recovery, titling, and floorplan financing. We facilitate the transfer of ownership directly from seller to buyer and we do not take title or ownership to substantially all vehicles sold at our auctions. We currently have over 150,000 registered buyers at our auctions. For the twelve month period ended September 30, 2009, our revenues totaled $1,708 million, and our Adjusted EBITDA was $383.7 million. For the twelve month period ended September 30, 2009, our net loss was $31.4 million. For a reconciliation from Net income (loss) to Adjusted EBITDA, which is a non-GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—EBITDA and Adjusted EBITDA.”

ADESA, our whole car auction services business, is the second largest provider of used vehicle auction services in North America. Vehicles at ADESA’s auctions are typically sold by commercial fleet operators, financial institutions, rental car companies, used vehicle dealers and vehicle manufacturers and their captive finance companies to franchised and independent used vehicle dealers. IAAI, our salvage auction services business, is one of the two largest providers of salvage auction services in North America. Vehicles at our salvage auctions are typically damaged or low value vehicles that are sold primarily by automobile insurance companies, non-profit organizations, automobile dealers, vehicle leasing companies and rental car companies to licensed dismantlers, rebuilders, scrap dealers or qualified public buyers. An important component of ADESA’s and, to a lesser extent, IAAI’s services to its buyers is providing short-term inventory-secured financing, known as floorplan financing, primarily to independent used vehicle dealers through our wholly owned subsidiary, AFC.

We have a network of 62 whole car auction locations and 152 salvage auction locations. Our auction locations are primarily stand-alone facilities dedicated to either whole car or salvage auctions. Eleven of our locations are combination sites, which offer both whole car and salvage auction services. We believe our extensive geographic network and diverse product offerings enable us to leverage relationships with North American providers and buyers of used and salvage vehicles.

Our Industry

Auctions are the hub of the redistribution system for used and salvage vehicles, bringing professional sellers and buyers together and creating a marketplace for the sale of these vehicles. Whole car auction vehicles include vehicles from dealers turning their inventory, off-lease vehicles, vehicles repossessed by financial institutions and rental and other program fleet vehicles that have reached a predetermined age or mileage. The salvage vehicle auction industry provides a venue for sellers, primarily automobile insurance companies, to dispose or liquidate damaged or low value vehicles to dismantlers, rebuilders, scrap dealers or qualified public buyers. The following are key industry highlights:

Stable Whole Car Industry Volumes

During the period from 1999 to 2008, approximately 9.2 to 10.0 million used vehicles per year were sold in North America through whole car auctions. The stable number of vehicles sold at auction in North America is primarily dependent upon the total population of cars on the road as opposed to the more volatile annual new vehicle sales. Positive trends which should influence future demand for used vehicles include increases in the number of households with more than one vehicle, improvements by manufacturers that have extended vehicle lifespan and the affordability of used vehicles relative to new vehicles.

Growing Salvage Auction Industry Volumes

During the period of 2004 through 2008, we believe that the North American salvage vehicle auction industry volumes increased at an estimated annual growth rate of 2%. Vehicles deemed a “total loss” by the insurance companies represent the largest category of vehicles sold in the salvage vehicle auction industry. As vehicles become more complex with additional enhancements, such as airbags and electrical components, they are more costly to repair following an accident and insurance companies are more likely to declare a damaged vehicle a total loss. This trend, along with increases in miles driven and vehicles per household, has contributed to the growth in salvage vehicle volumes.

Consolidated Whole Car and Salvage Auction Markets

The North American used vehicle auction market is largely consolidated. We estimate that Manheim, a subsidiary of Cox Enterprises, and ADESA represent approximately 50% and over 21% of the market, respectively, and no other competitor represents more than 3%. The North American salvage vehicle auction market is also largely consolidated with the top two competitors, Copart and IAAI, representing an estimated 37% and 35% of the market, respectively, and no other competitor representing more than 10%.

High Barriers to Entry

High barriers to entry make it difficult for new entrants to capture significant market share. The required investment in technology and related infrastructure in addition to ongoing maintenance costs required to meet customers’ demands present challenges for new entrants. Large tracts of land and a significant investment in facilities and land improvements are required to build new auctions. In addition, the need to comply with regulatory requirements would pose a challenge for new entrants to build a scale operation. Larger participants are also able to better develop relationships with many of the major whole car and salvage sellers and buyers, which increases the sellers’ flexibility to redistribute vehicles to markets where demand best matches supply in order to maximize proceeds, while also reducing the cost of disposition.

Our Competitive Strengths

Leading Provider of Both Whole Car and Salvage Vehicle Auctions

We are the second largest provider of both whole car and salvage vehicle auctions and related services in North America, with estimated market shares of over 21% and 35% in the whole car and salvage auction markets, respectively. We have 62 whole car and 152 salvage auction locations and are the only company in North America with a top two market share position in both the whole car and salvage auction markets. Our market presence in the 75 largest metropolitan markets in the United States and Canada enables us to attract large whole car and salvage sellers while simultaneously maintaining strong relationships with local franchised and independent automobile dealers. Our auctions attract a high volume of vehicles, thereby ensuring sufficient supply to create the successful marketplaces that buyers and sellers demand. We also have a leading market position in the floorplan financing industry. AFC has 87 branches primarily supporting over 10,000 independent dealers across North America who purchase vehicles primarily from whole car auctions.

Differentiated Internet-Based Auction Services Complement Physical Presence

All of our services are augmented by state-of-the-art information technology solutions enabling our buyers and sellers to maximize exposure and salability of inventory at all points in the remarketing lifecycle. For our whole car customers, we complement the physical auction with LiveBlock™ (real-time simulcast of the physical auction via the Internet), DealerBlock® (24/7 interactive, virtual auctions) and customized private label solutions that allow our institutional consignors to offer vehicles via the Internet prior to arrival at the physical auction. In addition, our Internet services allow buyers to search inventory, review vehicle condition reports, receive electronic notifications of successful vehicle searches, determine market values and purchase vehicles via the Internet. ADESA owns LAI, which we believe is a leading provider of software that facilitates the simulcast of physical auctions on the Internet in real time allowing buyers to bid from any location. Our handheld condition reporting technology provided through our wholly owned subsidiary, AutoVin, prepares standard vehicle inspection reports, including pictures, for all vehicles sold via the Internet or at physical auction. For our salvage buyers, we complement the physical auctions with i-Bid LIVESM (real-time simulcast of the physical auction via the Internet) and a newly designed website that allows buyers to search inventory, review photos, set up alerts and purchase vehicles. In addition, our insurance company suppliers can manage inventory, perform salvage return analyses and electronically assign vehicles to our auctions via the Internet using CSA Today™ , a proprietary software product developed by IAAI.

Provider of Comprehensive Vehicle Auction Services

We offer a full range of integrated pre- and post-auction services aimed at assisting our customers in the redistribution of their vehicles in an efficient and cost-effective manner. In 2008, we generated a combined total of more than $600 million of revenue from pre- and post-auction services. Pre-auction services include inspections, storage, transportation, reconditioning (such as detailing, body repairs and light mechanical repairs), titling and other administrative services. Post-auction services include the clearing of auction proceeds and collections, floorplan financing, ownership transfer, storage, vehicle delivery, post-sale inspections, reconditioning and customized reporting and analyses. The combination of our physical auction locations, Internet-based solutions and ancillary services offers our customers a single vendor solution to meet all of their vehicle redistribution needs.

Longstanding Customer Relationships and Diversified Customer Base

We have established long-term customer relationships with franchised and independent vehicle dealers and large institutional customers. Our combined whole car and salvage buyer base exceeds 150,000 registered buyers in over 100 countries. No single customer accounted for more than 4% of our consolidated revenue in 2008. We believe this diversity allows us to better withstand changes in the economy and market conditions. ADESA enjoys long-term relationships with all of the major vehicle manufacturers, vehicle finance companies, vehicle fleet companies and rental car companies in North

America, including, but not limited to, AmeriCredit, Capital One Auto Finance, Chase Auto Finance, Chrysler, Enterprise Rent-A-Car, Ford, GE Capital, General Motors, Hertz, Honda, Mercedes-Benz, Santander Consumer, Toyota, VW and Wells Fargo. IAAI enjoys long-term relationships with most of the top automobile insurers, including, but not limited to, Allstate, American Family Insurance, Farmers Insurance, GEICO, Nationwide, Progressive, State Farm and USAA.

Low Capital Intensity Financial Model

Our low maintenance capital expenditures and working capital requirements enable the business to generate strong cash flows. We do not take title to or bear the risk of loss for substantially all vehicles sold at whole car or salvage auctions. Furthermore, customers do not receive title or possession of vehicles after purchase until payment is received, proof of floorplan financing is provided or credit is approved. These requirements contribute to limited inventory and accounts receivable exposure. Our low capital intensity financial model should allow us to produce significant free cash flow in the future enabling us to continue to reduce debt.

Strong Management Team with Track Record of Driving Growth and Improving Efficiency

Since 2007, our senior management team has implemented a series of successful initiatives resulting in auction services revenue growth and gross profit expansion. Through a better coordination of corporate sales efforts and local auction operations, in addition to numerous strategic Internet initiatives, we have organically grown our volumes and revenues at auction. Furthermore, the management team implemented a disciplined expansion strategy, acquiring or building numerous auction locations since the consummation of the 2007 Transactions. We believe our integration experience and cost discipline will continue to be a competitive advantage as we grow both organically and through selective acquisitions. In addition, we have reduced costs through the integration of operating systems and introduction of standard operating practices across all auction sites, resulting in improved operating efficiencies, reduced headcount and improved operating profit at existing and acquired sites.

Our Business Strategy

We continue to focus on growing our revenues and profitability through the execution of the following key operating strategies:

Grow Market Share and Unit Volume in Our Whole Car and Salvage Auction Businesses

We are continuing to implement new initiatives to grow our market share in our whole car and salvage businesses. Through the coordinated efforts of ADESA and IAAI, we have achieved significant market share and volume gains in each of these businesses by providing customers with a comprehensive offering of services that we believe increase customer value. In addition to continuing to grow our institutional volumes, our other specific major initiatives for continuing to increase our market share include:

•

Grow our dealer consignment business.    The dealer consignment business is a highly market-specific business that requires local auction sales representatives who have experience in the used vehicle business and an intimate knowledge of their local market. We have recently augmented our local auction teams with the addition of corporate-level resources focused on growing the number of dealer vehicles sold at our physical and online auctions. The corporate team will assist the local sales representatives in developing and implementing standard best practices for building and maintaining relationships with dealers to increase our market share.

Our sales representatives will also utilize proprietary technology solutions to maintain and grow the dealer consignment business by strategically matching the supply of vehicles with prospective buyers at auction. We believe this combination of a standard centralized approach with decentralized resources close to large populations of dealers will enhance our relationships with the dealer community and increase dealer volumes at our auctions.

•

Grow our non-insurance salvage auction customer base.    More than 14 million vehicles are de-registered annually, but only approximately 3.5 million are sold through salvage auctions, mostly by automobile insurance companies. In order to capture a greater portion of that unit volume, we are increasingly focused on growing our vehicle supplier base, with a particular focus on non-insurance company customers. ADESA’s strong customer relationships with rental car, captive finance and fleet companies provide an advantage in accessing these segments as these customers already use ADESA’s whole car auction services.

•

Selective acquisitions and greenfield expansion.    Increased demand for single source solutions by our customers and other factors may increase our opportunities to acquire smaller, less geographically diverse competitors. Both ADESA and IAAI have a strong record of acquiring and integrating independent auction operations and improving profitability. We will continue to evaluate opportunities to open and acquire new sites in selected markets in order to effectively leverage our sales and marketing capabilities and expand our geographic presence for both ADESA and IAAI. Finally, we expect to expand our salvage operations by operating additional salvage auction sites at certain of ADESA’s existing whole car auction facilities.

Continue to Grow Revenue per Vehicle

From 2004 through 2008, we grew our whole car and salvage revenue per vehicle at compound annual growth rates of 7.1% and 4.7%, respectively. Increased utilization of ancillary services, selective fee increases and the introduction of new product offerings were key components of this growth. We believe these services provide economic benefits to our customers who are willing to utilize our products and services that improve their ability to manage their remarketing efforts and increase their returns. We plan to further grow revenue by increasing customer utilization of these existing products and by enhancing our core auction services through such initiatives as increasing the number of vehicles offered both online and at physical auctions and by expanding other services such as LAI and AutoVIN.

Improve Customer Experience through Internet Initiatives

Online vehicle remarketing solutions provide the opportunity to improve the customer experience, expand our volume of transactions and potentially increase proceeds for sellers through greater buyer participation at auctions. IAAI is the only national salvage auction company that offers buyers both live and Internet purchasing opportunities. ADESA provides online solutions to sell vehicles directly from a dealership or other interim storage location (upstream selling) and also offers vehicles for sale while in transit to auction locations (midstream selling). We are focused on enhancing our Internet solutions in all of the key channels (upstream, midstream and at auction) and we will continue to invest in our technology platforms to ensure that we can capitalize on new opportunities.

Increase Our International Presence

We believe we are well positioned to grow internationally and are continuing to identify opportunities to expand certain of our service offerings globally. We currently license our LAI online bidding software to auction customers internationally. We plan to further capitalize on the international appeal of our proprietary technologies, such as LAI’s bidding software and AutoVIN’s inspection technology, through licensing and other arrangements with third parties. In both our whole car and salvage vehicle businesses, we have experience managing international relationships with buyers in over 100 countries. We will continue to assess acquisition and greenfield expansion opportunities in selective markets. For example, we have successfully grown our ADESA Mexico City auction and recently opened our Guadalajara auction.

Use Excess Cash Flow to Reduce Debt

We generate strong cash flows as a result of our attractive gross margins, the ability to leverage our corporate infrastructure across our multiple auction locations, low maintenance capital expenditures and limited working capital requirements. We generated $224.9 million of cash flow from operations for the year ended December 31, 2008, and have generated $239.1 million of cash flow from operations in the nine months ended September 30, 2009. Management is committed to utilizing a significant portion of excess cash generated by the business for debt reduction for the foreseeable future.

Leverage AFC’s Products and Services at ADESA and IAAI

We intend to selectively grow AFC while using enhanced credit analysis and risk management techniques to mitigate risk. We will continue to focus on expanding dealer coverage and improving coordination with ADESA and IAAI to capitalize on cross-selling opportunities with AFC. By encouraging a collaborative marketing effort between AFC, ADESA and IAAI, we believe we can market an enterprise solution more effectively to dealers and tailor AFC’s financing products to individual dealer needs. We will maintain our focus on generating additional revenues by expanding our suite of floorplan financing and related products and services and leveraging our market position, broad infrastructure and diversified business relationships to capitalize on current market opportunities.

Continue to Improve Operating Efficiency

We continue to focus on reducing costs by optimizing efficiency at each of our auction locations and consolidating certain management functions. We successfully implemented IAAI’s standard processes and technology systems at 28 of ADESA’s legacy salvage auction sites and 14 salvage sites acquired since the 2007 Transactions, streamlining operations and improving operating efficiencies. As a result, IAAI has achieved gross margin expansion of 3.0% over the last two fiscal years. Subsequent to the 2007 Transactions, ADESA implemented “Project PRIDE,” an initiative to identify best practices at its whole car auction sites, standardize auction operating processes and improve efficiency in the delivery of services. We recently introduced a personnel management system to actively monitor and manage staffing levels in conjunction with Project PRIDE and have begun to realize significant labor efficiency gains. Through Project PRIDE, we expect to achieve gross profit margin expansion at ADESA similar to that realized at IAAI. Additionally, we continue to focus on consolidating selective administrative and overhead functions.

The Equity Sponsors

Kelso & Company

Kelso & Company, one of the oldest and most established firms specializing in private equity investing, has been involved in leveraged acquisitions both as principal and as financial advisor since 1971. Kelso makes equity investments on behalf of investment partnerships, which it manages. Since 1980, Kelso has completed approximately 100 transactions with an aggregate initial capitalization at closing of over $31 billion.

GS Capital Partners

Founded in 1869, Goldman, Sachs & Co. is one of the oldest and largest investment banking firms. Goldman, Sachs & Co. is also a global leader in private corporate equity and mezzanine and senior debt investing. Established in 1991, the Goldman Sachs Capital Partners family of funds is part of the firm’s Principal Investment Area in the Merchant Banking Division. Goldman, Sachs & Co.’s Principal Investment Area has formed 15 investment vehicles aggregating $80 billion of capital to date.

ValueAct Capital

ValueAct Capital, with offices in San Francisco and Boston, seeks to make strategic-block value investments in a limited number of companies. ValueAct Capital concentrates primarily on acquiring significant ownership stakes in publicly traded companies, and a select number of control investments, through both open-market purchases and negotiated transactions.

Parthenon Capital

Parthenon Capital is a private equity firm with offices in Boston and San Francisco. The firm provides capital and strategic resources to growing middle market companies for acquisitions, internal growth strategies and shareholder liquidity. The firm invests in a wide variety of industries with particular expertise in business services, financial services and healthcare.

The Offering

Common stock offered by us	25,000,000 shares

Common stock to be outstanding immediately after this offering	131,853,660 shares

Common stock to be beneficially owned by the Equity Sponsors immediately after this offering	100,991,440 shares. See “Principal Stockholders.”

Option to purchase additional shares from us	We have granted the underwriters a 30-day option to purchase up to 3,750,000 additional shares of our common stock at the initial public offering price less the underwriting discount.

Use of proceeds	We intend to use $213.6 million of the net proceeds from this offering to repay and/or repurchase amounts under one or more of our senior subordinated notes, fixed senior notes and floating senior notes, which may include a tender offer for cash or the redemption of notes pursuant to the optional redemption provisions described under “Description of Certain Indebtedness — Senior Notes — Optional Redemption” and “Description of Certain Indebtedness — Senior Subordinated Notes — Optional Redemption.” We also intend to use approximately $64.1 million of the net proceeds from this offering, together with approximately $200 million of cash on hand, to repay $250 million of outstanding borrowings under our senior secured term loan, pay $3.6 million of senior secured term loan amendment fees and pay $10.5 million of termination fees to our Equity Sponsors in connection with the termination of our financial advisory agreements with each of them. See “Use of Proceeds” and “Unaudited Pro Forma Consolidated Financial Data.”

Dividend policy	We do not anticipate paying a dividend on our common stock.

Risk factors	See “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of the common stock.

New York Stock Exchange symbol for our common stock	“KAR”

Conflict of Interest	Affiliates of Goldman, Sachs & Co. beneficially own more than 10% of our outstanding common stock. For more information, see “Underwriting—Conflict of Interest; FINRA Regulations.”

The number of shares of common stock to be outstanding immediately after this offering excludes:

•	6,492,683 shares of common stock reserved for future issuance under our equity incentive plans. See “Compensation Discussion and Analysis—Equity Incentive Plans.”

Except as otherwise indicated, the information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares;

•

assumes that we will repay or repurchase, excluding accrued and unpaid interest, $191.2 million aggregate principal amount of senior subordinated notes for $206.6 million, $3.3 million aggregate principal amount of senior fixed notes for $3.5 million and $3.7 million aggregate principal amount of senior floating notes for $3.5 million (we may not, however, be able to repay or repurchase the notes on these terms or at all). See “Use of Proceeds” and “Unaudited Pro Forma Consolidated Financial Data;” and

•	gives effect to a 10-for-1 common stock split that became effective on December 9, 2009.

Information About KAR Auction Services

KAR Auction Services was incorporated in November 2006 and commenced operations in April 2007 upon the acquisition of ADESA and the consummation of transactions that resulted in ADESA and IAAI becoming, directly or indirectly, wholly owned subsidiaries of the Company. On November 3, 2009, we changed our name from KAR Holdings, Inc. to KAR Auction Services, Inc. ADESA entered the vehicle redistribution industry in 1989 and first became a public company in 1992. In 1994, ADESA acquired AFC, our floorplan financing business. ADESA remained a public company until 1995 when ALLETE purchased a majority of its outstanding equity interests. In June 2004, ALLETE sold 20% of ADESA to the public and then spun off their remaining 80% interest to shareholders in September 2004. ADESA was acquired by affiliates of the Equity Sponsors in April 2007. IAAI entered the vehicle salvage business in 1982, and first became a public company in 1991. After growing through a series of acquisitions, IAAI was acquired by affiliates of Kelso & Company and Parthenon Capital in 2005. Affiliates of Kelso & Company and Parthenon Capital and certain members of IAAI management contributed IAAI to KAR Auction Services in connection with the 2007 Transactions.

Our principal executive offices are located at 13085 Hamilton Crossing Boulevard, Carmel, Indiana 46032, and our telephone number is (800) 923-3725. Our website is located at www.karauctionservices.com. The information on, or accessible through, the website is not a part of, or incorporated by reference in, this prospectus.

Summary Historical and Pro Forma Consolidated Financial Data

The following table sets forth our summary historical consolidated financial data and summary unaudited pro forma consolidated income statement data, at the dates and for the periods indicated. The summary historical consolidated financial data as of and for the years ended December 31, 2007 and 2008 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary historical consolidated financial data as of and for the nine months ended September 30, 2008 and 2009 have been derived from our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. We were incorporated on November 9, 2006; however, we had no operations until the consummation of the 2007 Transactions.

The summary unaudited pro forma consolidated statement of operations data for the year ended December 31, 2007 have been prepared to give effect to the 2007 Transactions as if they had occurred on the first day of the fiscal year 2007. The summary unaudited pro forma consolidated statement of operations data does not purport to represent what our results of operations would have been if the 2007 Transactions had occurred as of the dates indicated, or what such results will be for any future period.

The following selected financial data should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited consolidated financial statements of KAR Auction Services and related notes, the audited consolidated financial statements of ADESA and related notes, the audited consolidated financial statements of IAAI and related notes, and other financial information included elsewhere in this prospectus.

(Dollars in millions except per share amounts)	Year Ended December 31, 2007(1)	Pro Forma Year Ended December 31, 2007(2)	Year Ended December 31, 2008	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009
		(unaudited)		(unaudited)	(unaudited)
Statement of Operations Data:
Net revenues	$1,102.8	$1,588.9	$1,771.4	$1,375.2	$1,311.7
Cost of sales (excludes depreciation and amortization)	627.4	891.2	1,053.0	792.9	755.1

Gross profit	475.4	697.7	718.4	582.3	556.6
Operating expense:
Selling, general and administrative	242.4	348.2	383.7	285.2	274.3
Depreciation and amortization	126.6	176.1	182.8	137.3	129.9
Goodwill and other intangibles impairment	—	—	164.4	164.4	—

Operating income (loss)	106.4	173.4	(12.5)	(4.6)	152.4

Other (income) expense:
Interest expense	162.3	226.3	215.2	161.5	132.8
Other expense (income), net	(7.6)	(9.7)	19.9	4.9	(9.3)

Income (loss) before income taxes	(48.3)	(43.2)	(247.6)	(171.0)	28.9
Income taxes	(10.0)	(17.4)	(31.4)	(4.1)	11.0

Net (loss) income from continuing operations	$(38.3)	$(25.8)	$(216.2)	$(166.9)	$17.9

Net earnings (loss) per share basic and diluted	$(0.36)	$(0.24)	$(2.02)	$(1.56)	$0.17
Weighted average shares outstanding
Basic	106.7	106.7	106.9	106.9	106.9
Diluted	106.7	106.7	106.9	106.9	106.9

	Year Ended December 31, 2007(1)	Year Ended December 31, 2008	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009
			(unaudited)	(unaudited)
Other Financial Data:
EBITDA(6)	$327.3	$148.6	$126.2	$291.3
Adjusted EBITDA per the Credit Agreement(6)	405.2	396.0	338.5	326.2
Cash flow from operations	96.8	224.9	207.5	239.1
Capital expenditures	62.7	129.6	85.7	40.8

Balance Sheet Data (at end of period):
Available cash and cash equivalents(3)	$99.3	$91.2	$97.8	$299.6
Working capital(4)	442.1	304.3	366.3	447.3
Total assets	4,530.8	4,157.6	4,345.0	4,334.5
Total debt	2,616.7	2,527.4	2,561.0	2,522.9
Total net debt(5)	2,517.4	2,436.2	2,463.2	2,223.3
Total stockholders’ equity	1,013.6	750.7	833.4	801.0

(1)	We were incorporated on November 9, 2006, but had no operations until the consummation of the 2007 Transactions on April 20, 2007.
(2)	The amounts for pro forma year ended December 31, 2007 are based on the historical financial data of ADESA for the period from January 1, 2007 to April 19, 2007, the historical financial data of IAAI for the period from January 1, 2007 to April 19, 2007 and the historical financial data of KAR Auction Services for the period from January 1, 2007 to December 31, 2007, as adjusted to combine the financial statements of ADESA and IAAI on a historical basis and to illustrate the pro forma effects of the 2007 Transactions as if they had occurred on January 1, 2006. KAR Auction Services was incorporated on November 9, 2006, but had no operations until the consummation of the 2007 Transactions on April 20, 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Supplemental Discussion of Operating Results Summary for the Year Ended December 31, 2008” for a further discussion and the presentation of these pro forma financial statements.
(3)	Available cash and cash equivalents excludes cash in transit.
(4)	Working capital is defined as current assets less current liabilities.
(5)	Represents total debt less available cash and cash equivalents.
(6)	EBITDA and Adjusted EBITDA per the Credit Agreement, as presented herein, are supplemental measures of our performance that are not required by, or presented in accordance with generally accepted accounting principles, or GAAP. They are not measurements of our financial performance under GAAP and should not be considered as alternatives to revenues, net income (loss) or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of our liquidity.

EBITDA is defined as net income (loss), plus interest expense net of interest income, income tax provision (benefit), depreciation and amortization. Adjusted EBITDA is calculated by adjusting EBITDA for the items of income and expense and expected incremental revenues and cost savings as follows (a) gains and losses from asset sales; (b) unrealized foreign currency translation gains and losses in respect of indebtedness; (c) certain non-recurring gains and losses; (d) stock option expense; (e) certain other noncash amounts included in the determination of net income; (f) management, monitoring, consulting and advisory fees paid to the equity sponsors; (g) charges and revenue reductions resulting from purchase accounting; (h) unrealized gains and losses on hedge agreements; (i) minority interest expense; (j) expenses associated with the consolidation of salvage operations; (k) consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; (l) expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; (m) expenses incurred in connection with permitted acquisitions; and (n) any impairment charges or write-offs of intangibles.

Management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about one of the principal internal measures of performance used by them. Management uses the Adjusted EBITDA measure to evaluate our performance and to evaluate results relative to incentive compensation targets. Adjusted EBITDA per the Credit Agreement adds the pro forma impact of recent acquisitions and the pro forma cost savings per the credit agreement to Adjusted EBITDA. Adjusted EBITDA per the Credit Agreement is used by our creditors in assessing debt covenant compliance and management believes its inclusion is appropriate to provide additional information to investors about certain covenants required pursuant to our senior secured credit facility and the notes. EBITDA, Adjusted EBITDA and Adjusted EBITDA per the Credit Agreement measures have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the results as reported under GAAP. These measures may not be comparable to similarly titled measures reported by other companies.

Under the Credit Agreement, we are required to maintain a maximum “Consolidated Senior Secured Leverage Ratio” which is based on Adjusted EBITDA per the Credit Agreement. Failure to comply with the ratio covenant would result in a default under the Credit Agreement, and, absent a waiver or an amendment from the lenders, permit the acceleration of all outstanding borrowings under the credit facility. An acceleration of $50 million or more under the Credit Agreement would result in a default pursuant to the indentures governing the notes and therefore, allow the holders of the notes to accelerate the outstanding principal amount of the notes.

EBITDA, Adjusted EBITDA and Adjusted EBITDA per the Credit Agreement are reconciled to net income (loss) as follows (unaudited):

(Dollars in millions)	Year Ended December 31, 2007(a)	Year Ended December 31, 2008	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009
Net (loss) income	$(38.3)	$(216.2)	$(166.9)	$17.9
Add back:
ADESA 2007 net income	26.9
ADESA 2007 discontinued operations	0.1
IAAI 2007 net loss	(0.4)

	(11.7)	(216.2)	(166.9)	17.9
Add back:
Income taxes	(10.0)	(31.4)	(4.1)	11.0
ADESA 2007 income taxes	24.9
IAAI 2007 income taxes	1.5
Interest expense, net of interest income	156.0	213.4	159.9	132.5
ADESA 2007 interest expense, net of interest income	6.3
IAAI 2007 interest expense, net of interest income	9.9
Depreciation and amortization	126.6	182.8	137.3	129.9
ADESA 2007 depreciation and amortization	15.9
IAAI 2007 depreciation and amortization	7.9

EBITDA	327.3	148.6	126.2	291.3
Nonrecurring charges	24.2	40.8	28.8	15.3
Nonrecurring transaction charges	24.8	—	—	—
Noncash charges	16.6	200.4	178.3	16.8
Advisory services	2.6	3.7	2.7	2.8

Adjusted EBITDA	$395.5	$393.5	$336.0	$326.2
Pro forma impact of recent acquisitions	4.7	2.5	2.5
Pro forma cost savings per the Credit Agreement	5.0

Adjusted EBITDA per the Credit Agreement	$405.2	$396.0	$338.5	$326.2

(a)	Our EBITDA measures (including Adjusted EBITDA and Adjusted EBITDA per the Credit Agreement) have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect any cash income taxes that we may be required to pay;

•	assets are depreciated or amortized over differing estimated useful lives and often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements;

•	they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	they do not reflect limitations on, or costs related to, transferring earnings from our subsidiaries to us; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, our EBITDA measures (including Adjusted EBITDA and Adjusted EBITDA per the Credit Agreement) should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using these measures supplementally. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, prospects, results of operations and cash flows. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

A prolonged economic downturn may negatively affect our business and results of operations.

The recent prolonged economic downturn or future adverse economic conditions could increase our exposure to several risks, including:

•

Decline in the demand for used vehicles.    We may experience a decrease in demand for used vehicles from buyers due to factors including the lack of availability of consumer credit and the decline in consumer spending and consumer confidence. Adverse credit conditions also affect the ability of dealers to secure financing to purchase used vehicles, which further negatively affects buyer demand. In addition, a reduction in the number of franchised and independent used car dealers negatively affects our ability to collect receivables and may reduce dealer demand for used vehicles.

•

Fluctuations in the supply of used vehicles.    We are dependent on the supply of used vehicles coming to auction. During the recent global economic downturn and credit crisis, there was an erosion of retail demand for new and used vehicles that led many lenders to cut back on originations of new loans and leases and led to significant manufacturing capacity reductions by automakers selling vehicles in the United States. Capacity reductions could depress the number of vehicles received at auction in the future.

•

Decrease in the supply and demand of salvage vehicles.    If number of miles driven decreases, the number of salvage vehicles received at auction may also decrease. In addition, decreases in commodity prices, such as steel and platinum, may negatively affect vehicle values and demand at salvage auctions.

•

Volatility in the asset-backed securities market.    The volatility and disruption in the asset-backed commercial paper market and increased loan losses as used vehicle dealers have experienced steep declines in sales in previous quarters have led to reduced revenues and the narrowing of interest rate spreads at AFC in certain periods. In addition, the volatility and disruption have affected, and may continue to affect, AFC’s cost of financing related to its securitization conduit.

•

Increased counterparty credit risk.    Continued market deterioration could increase the risk of the failure of financial institutions party to our credit agreement and other counterparties with which we do business to honor their obligations to us. Our ability to replace any such obligations on the same or similar terms may be limited if challenging credit and general economic conditions persist.

•

Ability to service and refinance indebtedness.    Continued uncertainty in the financial markets may negatively affect our ability to service our existing debt, access additional financing or to refinance our existing indebtedness on favorable terms or at all. If the economic downturn continues, it may affect our cash flow from operations and results of operations, which may affect our ability to service payment obligations on our debt or to comply with our debt covenants.

The U.S. Government, Federal Reserve and other governmental and regulatory bodies have taken certain actions to address the recent disruptions in the financial markets. There can be no assurance as to the effect that any such governmental actions will have on the financial markets generally or on our business, results of operations and financial condition.

Decreases in consumer demand for new and used vehicles impact auction sales volumes and may adversely affect our revenues and profitability.

Consumer demand for new and used vehicles is affected by the availability and affordability of consumer credit, interest rates, fuel prices, inflation, discretionary spending levels, unemployment rates and consumer confidence about the economy in general. Significant changes in economic conditions could adversely impact consumer demand for new and used vehicles.

As consumer demand fluctuates, the volume and prices of used vehicles may be affected and the demand for used vehicles at auction by dealers may likewise be affected. The demand for used vehicles at auction by dealers may therefore affect the wholesale price of used vehicles and the conversion percentage of vehicles sold at auction. In addition, changes in demand for used vehicles may affect the demand for floorplan financing as well as our ability to collect existing floorplan loans.

The number of new and used vehicles that are leased by consumers affects the supply of vehicles coming to auction in future periods as the leases mature. As manufacturers and other lenders decrease the number of new vehicle lease originations and extend the terms of some of the existing leases, the number of off-lease vehicles available at auction for the industry declines. In total, off-lease vehicles available at auction for the industry rose by approximately 15% from 2006 to 2008 based on our estimates. During 2008, total new vehicle sales declined year over year and a number of automobile lenders announced the modification of or discontinuance of their leasing programs, leading to a decline in new vehicle lease originations. This will reduce the number of off-lease vehicles at auction as the leases mature. The typical lease maturity is two to four years. We believe that new vehicle lease originations will decline further in 2009 as new vehicle sales have declined further and leasing trends have been consistent with 2008. We believe the declines in lease originations in 2008 and year to date 2009 will negatively impact the number of off-lease vehicles sold at auction beginning in 2011. If the supply of off-lease vehicles coming to auction declines significantly, our revenues and profitability may be adversely affected. Volumes of off-lease vehicles in subsequent periods will be affected by total new vehicle sales and the future leasing behavior of manufacturers and lenders and therefore we may not be able to accurately predict the volume of vehicles coming to auction. The supply of off-lease vehicles coming to auction is also affected by the market value of used vehicles compared to the residual value of those vehicles per the lease terms. In most cases, the lessee and the dealer have the ability to purchase the vehicle at the residual price at the end of the lease term. Generally, as market values of used vehicles rise, the number of vehicles purchased at residual value by the lessees and dealers increases, thus decreasing the number of off-lease vehicles available at auction.

Fluctuations in the supply of and demand for salvage vehicles impact auction sales volumes, which may adversely affect our revenues and profitability.

We are dependent upon receiving a sufficient number of total loss vehicles as well as recovered theft vehicles to sustain profit margins in our salvage auction business. Factors that can adversely affect the number of vehicles received include, but are not limited to, a decrease in the number of vehicles in operation or miles driven, mild weather conditions that cause fewer traffic accidents, reduction of policy writing by insurance providers that would affect the number of claims over a period of time, delays or changes in state title processing, and changes in direct repair procedures that would reduce the number of newer, less damaged total loss vehicles, which tend to have higher salvage values. In addition, our salvage auction business depends on a limited number of key insurance companies to supply the salvage vehicles we sell at auction. Our agreements with these insurance company suppliers are generally subject to cancellation by either party upon 30 to 90 days notice. There can be no assurance that our existing agreements will not be cancelled or that we will be able to enter into future agreements with these suppliers. Future decreases in the quality and quantity of vehicle inventory, and in particular the availability of newer and less damaged vehicles, could have a material adverse effect on our operating results and financial condition. In addition, in the last few years there has been a declining trend in theft occurrences which reduces the number of stolen vehicles recovered by insurance companies for which a claim settlement has been made. If the supply of salvage vehicles coming to auction declines significantly, our revenues and profitability may be adversely affected.

We have a substantial amount of debt, which could impair our financial condition and adversely affect our ability to react to changes in our business.

As of September 30, 2009, our total debt was approximately $2.5 billion and we had $300.0 million of borrowing capacity under our senior secured credit facilities ($250.0 million after consummation of this offering).

Our substantial indebtedness could have important consequences including:

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, debt service requirements, execution of our business strategy, acquisitions and other purposes;

•

requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on debt, which would reduce the funds available to us for other purposes, including funding future expansion;

•

making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult to react quickly to, changing conditions; and

•

exposing us to risks inherent in interest rate fluctuations because some of our indebtedness, including a portion of the borrowings under the senior secured credit facilities, are at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates.

In addition, if we are unable to generate sufficient cash from operations to service our debt and meet other cash needs, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, particularly because of our high levels of debt and the restrictions imposed by the agreement governing our senior secured credit facility and the indentures governing our senior notes and senior subordinated notes on our ability to incur additional debt and use the proceeds from asset sales. If we must sell certain of our assets, it may negatively affect our ability to generate revenue. The inability to obtain additional financing could have a material adverse effect on our financial condition.

If we cannot make scheduled payments on our debt, we would be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our senior secured credit facilities could terminate their commitments to lend us money and foreclose against the assets securing their borrowings; and

•	we could be forced into bankruptcy or liquidation.

Restrictive covenants in agreements governing our debt may adversely affect our ability to operate our business.

The indentures governing our senior notes and senior subordinated notes and the agreement governing our senior secured credit facilities contain, and future debt instruments may contain, various provisions that limit our ability and the ability of our subsidiaries, including ADESA and IAAI, to, among other things:

•	incur additional debt;

•	provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase debt;

•	make loans, investments and capital expenditures;

•	incur liens;

•	pay dividends or make other payments by our restricted subsidiaries;

•	enter into certain transactions with affiliates;

•	sell assets and capital stock of our subsidiaries; and

•	consolidate or merge with or into, or sell substantially all of our assets to, another person.

For a description of our senior secured credit facilities, see “Description of Certain Indebtedness—Senior Secured Credit Facilities.” For a description of our senior notes and senior subordinated notes, see “Description of Certain Indebtedness—Senior Notes” and “Description of Certain Indebtedness—Senior Subordinated Notes.”

Significant competition exists in our industry and we may not be able to compete successfully.

We face significant competition for the supply of used and salvage vehicles and for the buyers of those vehicles and for the floorplan financing of these vehicles. Current or potential competition comes from four primary sources: (i) direct competitors, (ii) potential entrants, (iii) potential new vehicle remarketing venues and dealer financing services and (iv) existing alternative vehicle remarketing venues. In both the vehicle auction and dealer financing businesses, we and our competitors are working to develop new services and technologies, or improvements and modifications to existing services and technologies. Some of these competitors may have greater financial and marketing resources than we do, and may be able to respond more quickly to new or emerging services and technologies, evolving industry trends and changes in customer requirements, and devote greater resources to the development, promotion and sale of their services. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our business and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us would not have a material adverse effect on our business and results of operations. If we are not able to compete successfully, our ability to grow and achieve or sustain profitability could be impaired. Our agreements with our largest institutional suppliers are generally subject to cancellation by either party upon 30 to 90 days’ notice. There can be no assurance that our existing agreements will not be cancelled or that we will be able to enter into future agreements with these or other suppliers on similar terms, or at all.

In our salvage auction business, potential competitors include used vehicle auctions, providers of claims software to insurance companies and certain salvage buyer groups and automobile insurance companies, some of which currently supply salvage vehicles to us. Insurance companies may in the future decide to dispose of their salvage vehicles directly to end users. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our business and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us would not have a material adverse effect on our business and results of operations. We may not be able to compete successfully against current or future competitors, which could impair our ability to grow and achieve or sustain profitability.

We currently compete with online wholesale and retail vehicle selling platforms, including SmartAuction, OpenLane, eBay Motors and others. These online selling platforms generally do not have any meaningful physical presence; however, they may decrease the quantity of vehicles sold through our online and physical auctions. If the number of vehicles sold at our auctions decreases due to these competitors or other redistribution methods, our revenue and profitability may be negatively impacted.

We may not successfully implement our business strategies or increase gross profit margins.

We are pursuing strategic initiatives that management considers critical to our long-term success, including but not limited to growing market share and volume, increasing revenue per vehicle and improving customer experiences through Internet initiatives, using excess cash flow to reduce debt, leveraging AFC’s products and services at ADESA and IAAI and continuing to improve operating efficiency. There are significant risks involved with the execution of these initiatives, including significant business, economic and competitive uncertainties, many of which are outside of our control. Accordingly, we cannot predict whether we will succeed in implementing these strategic initiatives. For example, if we are unsuccessful in continuing to generate significant cash flows from operations (we generated $239.1 million and $224.9 million of cash flow from operations for the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively), we may be unable to reduce our outstanding indebtedness, which could negatively affect our financial position and results of operations and our ability to execute our other strategies. It could take several years to realize any direct financial benefits from these initiatives if any direct financial benefits from these initiatives are achieved at all. Additionally, our business strategy may change from time to time, which could delay our ability to implement initiatives that we believe are important to our business.

Our business is dependent on information and technology systems. Failure to effectively maintain or update these systems could result in us losing customers and materially adversely affect our operating results and financial condition.

Robust information systems are critical to our operating environment and competitive position. We may not be successful in structuring our information system infrastructure or developing, acquiring or implementing information systems which are competitive and responsive to the needs of our customers and we might lack sufficient resources to continue to make the significant necessary investments in information systems to compete with our competitors. Certain information systems initiatives that management considers important to our long-term success will require capital investment, have significant risks associated with their execution, and could take several years to implement. We may not be able to develop/implement these initiatives in a cost-effective, timely manner or at all.

Our information and technology systems may be subject to viruses, network failures and infiltration by unauthorized persons. If these systems were compromised or not operable for extended periods of time, our ability to provide many of our electronic and online solutions to our customers may be impaired. If that were to occur, it could have a material adverse effect on our operating results and financial condition.

Weather-related and other events beyond our control may adversely impact operations.

Extreme weather or other events, such as hurricanes, tornadoes, earthquakes, forest fires, floods, terrorist attacks or war, may adversely affect the overall economic environment, the markets in which we compete, our operations and profitability. These events may impact our physical auction facilities, causing a material increase in costs, or delays or cancellation of auction sales, which could have a material adverse impact on our revenues and profitability.

Mild weather conditions tend to result in a decrease in the available supply of salvage vehicles because traffic accidents decrease and fewer automobiles are damaged. Accordingly, mild weather can have an adverse effect on our salvage vehicle inventories, which would be expected to have an adverse effect on our revenue and operating results and related growth rates.

A portion of our net income is derived from our international operations, primarily Canada, which exposes us to foreign exchange risks that may impact our financial statements.

Fluctuations between U.S. and foreign currency values may adversely affect our results of operations and financial position, particularly fluctuations with Canadian currency values. In addition, there may be tax inefficiencies in repatriating cash from Canada. For the year ended December 31, 2008, approximately 17% of our revenues were attributable to our Canadian operations. A decrease in the value of the Canadian currency relative to the U.S. dollar would reduce our profits from Canadian operations and the value of the net assets of our Canadian operations when reported in U.S. dollars in our financial statements. This could have a material adverse effect on our business, financial condition or results of operations as reported in U.S. dollars.

In addition, fluctuations in exchange rates may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our Canadian operations are translated using period-end exchange rates; such translation gains and losses are reported in “Accumulated other comprehensive income/loss” as a component of stockholders’ equity. The revenues and expenses of our Canadian operations are translated using average exchange rates during each period.

Increases in the value of the U.S. dollar relative to certain foreign currencies may negatively impact foreign buyer participation at our auctions.

We have a significant number of non-U.S. based buyers who participate in our auctions. Increases in the value of the U.S. dollar relative to these buyers’ local currencies may reduce the prices they are willing to pay at auction, which may negatively affect our revenues.

Capacity reductions and uncertain conditions at the major original equipment manufacturers could negatively impact auction volumes.

Our financial performance depends, in part, on conditions in the automotive industry. Original equipment manufacturers have experienced declining new vehicle sales in North America. Resulting capacity reductions may lead to reduced program vehicles and rental fleet sales, negatively impacting auction volumes. In addition, weak growth in or declining new vehicle sales negatively impacts used vehicle trade-ins to dealers and auction volumes. These factors could adversely affect our revenues and profitability.

Changes in interest rates or market conditions could adversely impact the profitability and business of AFC.

Rising interest rates may have the effect of depressing the sales of used vehicles because many consumers finance their vehicle purchases. In addition, AFC sells the majority of its finance receivables to a special purpose entity, which sells an undivided interest in its finance receivables to a bank conduit facility on a revolving basis. Volatility and/or market disruption in the asset-backed securities market in the U.S. can impact AFC’s cost of financing related to, or its ability to arrange financing on acceptable terms through, its securitization conduit, which could negatively affect AFC’s business and our financial condition and operations.

High fuel prices may have an adverse effect on our revenues and operating results, as well as our earnings growth rates.

High fuel prices could lead to a reduction in the miles driven per vehicle, which may reduce accident rates. High fuel prices may also disproportionately affect the demand for sport utility and full- sized vehicles which are generally not as fuel-efficient as smaller vehicles. Retail sales and accident rates are factors that affect the number of used and salvage vehicles sold at auction, wholesale prices of those vehicles and the conversion rates at used vehicle auctions. Additionally, high fuel costs increase the cost of transportation and towing of vehicles and we may not be able to pass on such higher costs to our customers.

If we are unable to successfully acquire and integrate other auction businesses and facilities, it could adversely affect our growth prospects.

The used vehicle redistribution industry is considered a mature industry in which low single-digit growth is expected in industry unit sales. Acquisitions have been a significant part of our historical growth and have enabled us to further broaden and diversify our service offerings. Our strategy generally involves the acquisition and integration of additional physical auction sites, technologies and personnel. Acquisition of businesses requires substantial time and attention of management personnel and may also require additional equity or debt financings. Further, integration of newly established or acquired businesses is often disruptive. Since we have acquired or in the future may acquire one or more businesses, there can be no assurance that we will identify appropriate targets, will acquire such businesses on favorable terms, or will be able to successfully integrate such organizations into our business. Failure to do so could materially adversely affect our business, financial condition and results of operations. In addition, we expect to compete against other auction groups or new industry consolidators for suitable acquisitions. If we are able to consummate acquisitions, such acquisitions could be dilutive to earnings, and we could overpay for such acquisitions.

In pursuing a strategy of acquiring other auctions, we face other risks including, but not limited to:

•	incurring significantly higher capital expenditures and operating expenses;

•	entering new markets with which we are unfamiliar;

•	incurring potential undiscovered liabilities at acquired auctions;

•	failing to maintain uniform standards, controls and policies;

•	impairing relationships with employees and customers as a result of management changes; and

•	increasing expenses for accounting and computer systems, as well as integration difficulties.

Environmental, health and safety risks could adversely affect our operating results and financial condition.

Our operations are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, including those governing the emission or discharge of pollutants into the air or water, the generation, treatment, storage and release of hazardous materials and wastes and the investigation and remediation of contamination. Our failure to comply with current or future environmental, health or safety laws or to obtain and comply with permits required under such laws, could subject us to significant liability or require costly investigative, remedial or corrective actions.

In the used vehicle redistribution industry, large numbers of vehicles, including wrecked vehicles at salvage auctions, are stored and/or refurbished at auction facilities and during that time minor releases of fuel, motor oil and other materials may occur. We have investigated or remediated, or are currently investigating or remediating, contamination resulting from various sources, including gasoline, fuel additives (such as methyl tertiary butyl ether, or MTBE), motor oil, petroleum products and other hazardous materials released from aboveground or underground storage tanks or in connection with current or former operations conducted at our facilities. In certain instances, contamination has migrated to nearby properties, resulting in claims from private parties. We have incurred and may in the future incur expenditures relating to releases of hazardous materials, investigative, remedial or corrective actions, claims by third parties and other environmental issues, and such expenditures, individually or in the aggregate, could be significant.

Federal and state environmental authorities are currently investigating IAAI’s role in contributing to contamination at the Lower Duwamish Waterway Superfund Site in Seattle, Washington. IAAI’s potential liability at this site cannot be estimated at this time. See “Business–Legal” for a further discussion of this matter.

We are subject to extensive governmental regulations, including vehicle brokerage and auction laws and currency reporting obligations. Our business is subject to risks related to litigation and regulatory actions.

Our operations are subject to regulation, supervision and licensing under various U.S. and Canadian federal, state, provincial and local authorities, agencies, statutes and ordinances, which, among other things, require us to obtain and maintain certain licenses, permits and qualifications, provide certain disclosures and notices and limit interest rates, fees and other charges. The regulations and laws that impact our company include, without limitation, the following:

•	The acquisition and sale of used, leased, totaled and recovered theft vehicles are regulated by state or other local motor vehicle departments in each of the locations in which we operate.

•	Some of the transport vehicles used at our auctions are regulated by the U.S. Department of Transportation or similar regulatory agencies in Canada and Mexico.

•	In many states and provinces, regulations require that a salvage vehicle be forever “branded” with a salvage notice in order to notify prospective purchasers of the vehicle’s previous salvage status.

•	Some state, provincial and local regulations limit who can purchase salvage vehicles, as well as determine whether a salvage vehicle can be sold as rebuildable or must be sold for parts or scrap only.

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AFC is subject to laws in certain states and in Canada which regulate commercial lending activities and interest rates and, in certain jurisdictions, require AFC or one of its subsidiaries to be licensed.

•	We are subject to various local zoning requirements with regard to the location of our auction and storage facilities, which requirements vary from location to location.

Changes in law or governmental regulations or interpretations of existing law or regulations could result in increased costs, reduced vehicle prices and decreased profitability for us. In addition, failure to comply with present or future laws and regulations or changes in existing laws or regulations or in their interpretation could have a material adverse effect on our operating results and financial condition.

We are also subject from time to time to a variety of legal actions relating to our current and past business operations, including litigation relating to intellectual property, the environment and insurance claims. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. In addition we could incur substantial costs in defending ourselves or in asserting our rights in such actions. The costs and other effects of pending litigation and administrative actions against us cannot be determined with certainty. Although we currently believe that no such proceedings will have a material adverse effect, there can be no assurance that the outcome of such proceedings will be as expected.

We assume the settlement risk for all vehicles sold through our auctions.

We do not have recourse against sellers for any buyer’s failure to satisfy its payment obligations. Since our revenues for each vehicle do not include the gross sales proceeds, failure to collect the receivables in full may result in a net loss up to the gross sales proceeds on a per vehicle basis in addition to any expenses incurred to collect the receivables and to provide the services associated with the vehicle. If we are unable to collect payments on a large number of vehicles, the resulting payment obligations to the seller and decreased fee revenues may have a material adverse effect on our results of operations and financial condition.

Changes in laws affecting the importation of salvage vehicles may have an adverse effect on our business and financial condition.

Our Internet-based auction services have allowed us to offer our products and services to international markets and has increased our international buyer base. As a result, foreign importers of salvage vehicles now represent a significant part of our total buyer base. Changes in laws and regulations that restrict the importation of salvage vehicles into foreign countries may reduce the demand for salvage vehicles and impact our ability to maintain or increase our international buyer base. For example, in March 2008, a decree issued by the president of Mexico became effective that placed restrictions on the types of vehicles that can be imported into Mexico from the United States. The adoption of similar laws or regulations in other jurisdictions that have the effect of reducing or curtailing our activities abroad could have a material adverse effect on our results of operations and financial condition by reducing the demand for our products and services.

We have a material amount of goodwill which, if it becomes impaired, would result in a reduction in our net income.

Goodwill represents the amount by which the cost of an acquisition accounted for using the purchase method exceeds the fair value of the net assets acquired. Current accounting standards require that goodwill no longer be amortized but instead be periodically evaluated for impairment based on the fair value of the reporting unit. A significant percentage of our total assets represent goodwill primarily associated with the 2007 Transactions. Declines in our profitability or the value of comparable companies may impact the fair value of our reporting units, which could result in a write-down of goodwill and a reduction in net income.

In light of the overall economy and in particular the automotive finance industries which continue to face severe pressures, AFC and its customer dealer base have been negatively impacted. As a result of reduced interest rate spreads and increased risk associated with lending in the automotive industry, AFC has tightened credit policies and experienced a decline in its portfolio of finance receivables. These factors contributed to lower operating profits and cash flows at AFC for 2008 compared to 2007. Based on that trend, the forecasted performance was revised. As a result, in the third quarter of 2008, a noncash goodwill impairment charge of approximately $161.5 million was recorded in the AFC reporting unit.

We still have approximately $1.5 billion of goodwill on our consolidated balance sheet that could be subject to impairment. In addition, if we acquire new businesses in the future, we may recognize additional goodwill, which could be significant. We could also be required to recognize additional impairments in the future and such an impairment charge could have a material adverse effect on the financial position and results of operations in the period of recognition.

We are partially self-insured for certain losses.

We self-insure a portion of employee medical benefits under the terms of our employee health insurance program, as well as a portion of our automobile, general liability and workers’ compensation claims. We record an accrual for the claims expense related to our employee medical benefits, automobile, general liability and workers’ compensation claims based upon the expected amount of all such claims. If actual trends, including the severity of claims and medical cost inflation above expectations were to occur, our employee medical costs would increase, which could have an adverse impact on the operating results in that period.

If we fail to attract and retain key personnel, we may not be able to execute our business strategy and our financial results could be negatively affected.

Our success depends in large part on the performance of our executive management team and other key employees, including key field personnel. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete with us, we may not be able to effectively implement our business strategies, our business could suffer and the value of our common stock could be materially adversely affected. Our auction business is directly impacted by the business relationships our employees have established with customers and suppliers and, as a result, if we lose key personnel, we may have difficulty in retaining and attracting customers, developing new services, negotiating favorable agreements with customers and providing acceptable levels of customer service. Leadership changes will occur from time to time and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. We do not currently expect to obtain key person insurance on any of our executive officers. Only one of our named executive officers, Thomas O’Brien, has an employment agreement with us.

We are dependent on the continued and uninterrupted service from our workforce.

Currently, none of our employees participate in collective bargaining agreements. If we negotiate a first-time collective bargaining agreement, we could be subject to a substantial increase in labor and benefits expenses that we may be unable to pass through to customers for some period of time, if at all. The U.S. Congress could pass labor legislation, such as the proposed Employee Free Choice Act (the “EFCA,” also called “card-check legislation”), that could adversely affect our operations. The EFCA would make it significantly easier for union organizing drives to be successful—for example, by eliminating employees’ absolute right to a secret ballot vote in union elections—and could give third-party arbitrators the ability to impose terms of collective bargaining agreements upon us and a labor union if we and such union are unable to agree to the terms of a collective bargaining agreement. Such an arbitrated initial contract could include pay, benefit and work rules that could adversely affect our profitability and operational flexibility.

New accounting pronouncements or new interpretations of existing standards could require us to make adjustments to accounting policies that could adversely affect the financial statements.

The Financial Accounting Standards Board, or the FASB, the Public Company Accounting Oversight Board, the SEC, and other accounting organizations or governmental entities from time to time issue new pronouncements or new interpretations of existing accounting standards that require changes to our accounting policies and procedures and could cause us to incur additional costs. To date, we do not believe any new pronouncements or interpretations have had a material adverse effect on our financial condition or results of operations, but future pronouncements or interpretations could require the change of policies or procedures.

Proposed future U.S. federal income tax legislation could impact our effective tax rate.

In May 2009, President Obama’s administration announced proposed future tax legislation that could substantially modify the rules governing the U.S. taxation of certain non-U.S. subsidiaries. These potential changes include, but are not limited to: (1) limitations on the deferral of U.S. taxation of foreign earnings; (2) limitations on the ability to claim and utilize foreign tax credits; and (3) deferral of various tax deductions until non-U.S. earnings are repatriated to the U.S. Each of these proposals would be effective for taxable years beginning after December 31, 2010. Many details of the proposal remain unknown, although if any of these proposals are enacted into law they could impact the Company’s effective tax rate.

ADESA may be subject to risks in connection with its former relationship with and separation from ALLETE.

ADESA and ALLETE entered into a tax sharing agreement in 2004, which governs ALLETE’s and ADESA’s respective rights, responsibilities and obligations after the spin-off with respect to taxes for the periods ending on or before the spin-off. Under the tax sharing agreement, if the spin-off becomes taxable to ALLETE, ADESA may be required to indemnify ALLETE for any taxes which arise as a result of ADESA’s actions or inaction. In addition, ADESA has agreed to indemnify ALLETE for 50% of any taxes related to the spin-off that do not arise as a result of actions or inaction of either ADESA or ALLETE.

We may be subject to patent or other intellectual property infringement claims, which could have an impact on our business or operating results due to a disruption in our business operations, the incurrence of significant costs and other factors.

From time to time, we may receive notices from others claiming that we infringed or otherwise violated their patent or intellectual property rights, and the number of these claims could increase in the future. Claims of intellectual property infringement or other intellectual property violations could require us to enter into licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question, which could require us to change business practices and limit our ability to compete effectively. Even if we believe that the claims are without merit, the claims can be time-consuming and costly to defend and may divert management’s attention and resources away from our businesses. If we are required to take any of these actions, it could have an adverse impact on our business and operating results.

Risks Related to this Offering and Ownership of Our Common Stock

There is no public market for our common stock and a market may never develop, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares.

Our common stock has been approved for listing on the New York Stock Exchange, or the NYSE, under the symbol “KAR,” subject to official notice of issuance. However, we cannot assure you that a regular trading market of our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your common stock when desired, or at all, or the prices that you may obtain for your common stock.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Before this offering, there has been no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Many factors could cause the market price of our common stock to rise and fall, including the following:

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in our capital structure, such as future issuances of securities, sales of large blocks of common stock by our stockholders or our incurrence of additional debt;

•	investors’ general perception of us and our industry;

•	changes in general economic and market conditions in North America;

•	changes in industry conditions; and

•	changes in regulatory and other dynamics.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future offerings of debt or equity securities, which would rank senior to our common stock, may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, there will be 131,853,660 shares of common stock outstanding. There will be 135,603,660 shares issued and outstanding if the underwriters exercise in full their option to purchase additional shares. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Following completion of the offering, approximately 81% of our outstanding common stock (or approximately 79% if the underwriters exercise in full their option to purchase additional shares from us) will be held by affiliates of the Equity Sponsors and other equity co-investors (indirectly through their investment in KAR LLC) and members of our management and employees.

We, our officers, directors and substantially all of our stockholders, including KAR LLC and the Equity Sponsors, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through 180 days after the date of this prospectus except with the prior written consent of Goldman, Sachs & Co. See “Shares Eligible for Future Sale—Lock-Up Agreements” included elsewhere in this prospectus.

In addition, pursuant to a registration rights agreement entered into in connection with the 2007 Transactions, we have granted KAR LLC the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of all shares of our common stock held by KAR LLC. These shares will represent approximately 81% of our outstanding common stock after this offering (or approximately 79% if the underwriters exercise in full their option to purchase additional shares from us). These shares also may be sold pursuant to Rule 144 under the Securities Act, depending on the holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or if KAR LLC exercises its registration rights, the market price of our stock could decline if KAR LLC sells the restricted shares or is perceived by the market as intending to sell them. See “Certain Relationships and Related Party Transactions—Relationships with the Equity Sponsors—Registration Rights Agreement” and “Shares Eligible for Future Sale.”

Immediately following this offering, we also intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance in respect of stock options and other incentive awards granted to our officers and certain of our employees. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. See “Shares Eligible for Future Sale” for a more detailed description of the shares of our common stock that will be available for future sales upon completion of this offering.

You will incur immediate dilution as a result of this offering.

The initial public offering price of our common stock is higher than the net tangible book deficit per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $23.39 ($22.76 if the underwriters exercise in full their option to purchase additional shares) in net tangible book deficit per share based on the initial public offering price of $12.00 per share. Further dilution will result if rights to purchase our common stock that we have issued or may issue in the future are exercised, or if we issue additional shares of our common stock, at prices lower than our net tangible book deficit at such time. For additional information regarding the dilution effects of this offering, see “Dilution.”

Provisions in our amended and restated certificate of incorporation and by-laws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and by-laws contain provisions that may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in a premium over the market price for our shares.

These provisions include:

•	limiting the right of stockholders to call special meetings of stockholders to holders of at least 35% of our outstanding common stock;

•	rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•	permitting our board of directors to issue preferred stock without stockholder approval;

•	granting to the board of directors, and not the stockholders, the sole power to set the number of directors; and

•

authorizing vacancies on our board of directors to be filled only by a vote of the majority of the directors then in office and specifically denying our stockholders the right to fill vacancies in the board.

From and after the time that KAR LLC no longer has beneficial ownership of 35% or more of our outstanding common stock, these provisions will also include:

•

authorizing the removal of directors only for cause and only upon the affirmative vote of holders of a majority of the outstanding shares of our common stock entitled to vote for the election of directors; and

•	prohibiting stockholder action by written consent.

These provisions apply even if an offer may be considered beneficial by some stockholders.

The Equity Sponsors (through KAR LLC) will continue to have significant influence over us after this offering, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

Currently, we are indirectly controlled, and upon consummation of this offering, will continue to be indirectly controlled, by affiliates of the Equity Sponsors. Affiliates of the Equity Sponsors will indirectly own through their investment in KAR LLC approximately 77% of our common stock (or approximately

74% if the underwriters exercise in full their option to purchase additional shares) after the completion of this offering. As a result, affiliates of the Equity Sponsors will have control over our decisions to enter into any corporate transaction and the ability to prevent any transaction that requires shareholder approval regardless of whether others believe that the transaction is in our best interests. So long as the Equity Sponsors continue to indirectly hold a majority of our outstanding common stock, they will have the ability to control the vote in any election of directors.

In connection with this offering, we will enter into a director designation agreement that will provide for the rights of KAR LLC directly, and the Equity Sponsors indirectly, to nominate designees to our board of directors. See “Certain Relationships and Related Party Transactions—Director Designation Agreement.”

The Equity Sponsors are also in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Equity Sponsors may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as the Equity Sponsors, or other funds controlled by or associated with the Equity Sponsors, continue to indirectly own a significant amount of our outstanding common stock, even if such amount is less than 50%, the Equity Sponsors will continue to be able to strongly influence or effectively control our decisions. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Under our amended and restated certificate of incorporation, the Equity Sponsors and, in some circumstances, any of our directors and officers who is also a director, officer, manager, member or employee of any of our Equity Sponsors, have no obligation to offer us corporate opportunities.

Our amended and restated certificate of incorporation provides that the Equity Sponsors and their respective subsidiaries and affiliates have the right to engage or invest in, and do not have a duty to abstain from engaging or investing in, the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If any Equity Sponsor or any of its officers, directors, managers, members, partners or employees acquires knowledge of a potential transaction that could be a corporate opportunity for us, such person has no duty to offer that opportunity to us, our stockholders or our affiliates, even if it is one that we might reasonably have pursued. Neither the Equity Sponsors nor their officers, directors, managers, members, partners or employees will generally be liable to us or our stockholders for breach of any duty by reason of engaging in such activities. In addition, any of our directors and officers who is also a director, officer, manager, member, partner or employee of any of our Equity Sponsors and is offered or acquires knowledge of a corporate opportunity, other than solely in such person’s capacity as our director or officer, will not have any liability to us if any of the Equity Sponsors pursues or acquires such corporate opportunity.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock. We anticipate that we will retain all of our future earnings, if any, for the repayment of our indebtedness and for general corporate purposes including the development and expansion of our business. Any determination to pay dividends on our common stock in the future will be at the discretion of our board of directors.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

After completion of this offering, KAR LLC will control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating/corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of federal securities laws and which are subject to certain risks, trends and uncertainties. In particular, statements made in this prospectus that are not historical facts (including, but not limited to, expectations, estimates, assumptions and projections regarding the industry, business, future operating results, potential acquisitions and anticipated cash requirements) may be forward-looking statements. Words such as “should,” “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions identify forward-looking statements. Such statements, including statements regarding our future growth; anticipated cost savings, revenue increases and capital expenditures; strategic initiatives, greenfields and acquisitions; our competitive position; and our continued investment in information technology are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to:

•	fluctuations in consumer demand for and in the supply of used, leased and salvage vehicles and the resulting impact on auction sales volumes, conversion rates and loan transaction volumes;

•	trends in new and used vehicle sales and incentives, including wholesale used vehicle pricing;

•	the ability of consumers to lease or finance the purchase of new and/or used vehicles;

•	the ability to recover or collect from delinquent or bankrupt customers;

•	economic conditions including fuel prices, foreign exchange rates and interest rate fluctuations;

•	trends in the vehicle remarketing industry;

•	changes in the volume of vehicle production, including capacity reductions at the major original equipment manufacturers;

•	the introduction of new competitors;

•	laws, regulations and industry standards, including changes in regulations governing the sale of used vehicles, the processing of salvage vehicles and commercial lending activities;

•	changes in the market value of vehicles auctioned, including changes in the actual cash value of salvage vehicles;

•	competitive pricing pressures;

•	costs associated with the acquisition of businesses or technologies;

•	litigation developments;

•	our ability to successfully implement our business strategies or realize expected cost savings and revenue enhancements;

•	our ability to develop and implement information systems responsive to customer needs;

•	business development activities, including acquisitions and integration of acquired businesses;

•	the costs of environmental compliance and/or the imposition of liabilities under environmental laws and regulations;

•	weather;

•	general business conditions;

•	our substantial amount of debt;

•	restrictive covenants in our debt agreements;

•	our assumption of the settlement risk for vehicles sold;

•	any impairment to our goodwill;

•	our self-insurance for certain risks;

•	any losses of key personnel;

•	interruptions to service from our workforce;

•	changes to accounting standards;

•	proposed tax legislation;

•	our tax indemnification of ALLETE; and

•	other risks described in “Risk Factors.”

Many of these risk factors are outside of our control, and as such, they involve risks which are not currently known that could cause actual results to differ materially from those discussed or implied herein. The forward-looking statements in this document are made as of the date on which they are made and we do not undertake to update our forward-looking statements.

Our future growth depends on a variety of factors, including our ability to increase vehicle sold volumes and loan transaction volumes, acquire additional auctions, manage expansion, relocate and integrate acquisitions, control costs in our operations, introduce fee increases, expand our product and service offerings including information systems development and retain our executive officers and key employees. Certain initiatives that management considers important to our long-term success include substantial capital investment in e-business, information technology, facility relocations and expansions, as well as operating initiatives designed to enhance overall efficiencies, have significant risks associated with their execution, and could take several years to yield any direct monetary benefits. Accordingly, we cannot predict whether our growth strategy will be successful. In addition, we cannot predict what portion of overall sales will be conducted through online auctions or other redistribution methods in the future and what impact this may have on our auction business.

USE OF PROCEEDS

We will receive net proceeds from the sale of our common stock in this offering of $277.7 million, at the initial public offering price of $12.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us. Our net proceeds will increase by approximately $42.4 million if the underwriters exercise in full the option to purchase additional shares.

We intend to use $213.6 million of the net proceeds from this offering to repay and/or repurchase amounts under one or more of our senior subordinated notes, fixed senior notes and floating senior notes, which may include a tender offer for cash or the redemption of notes pursuant to the optional redemption provisions described under “Description of Certain Indebtedness — Senior Notes — Optional Redemption” and “Description of Certain Indebtedness — Senior Subordinated Notes — Optional Redemption.” We also intend to use approximately $64.1 million of the net proceeds from this offering, together with approximately $200 million of cash on hand, to repay $250 million of outstanding borrowings under our senior secured term loan, which matures on October 19, 2013, pay $3.6 million of senior secured term loan amendment fees and pay $10.5 million of termination fees to our Equity Sponsors in connection with the termination of our financial advisory agreements with each of them. See “Certain Relationships and Related Party Transactions—Financial Advisory Agreements.” If the underwriters exercise their option to purchase additional shares, we intend to use the additional net proceeds for general corporate purposes, which may include additional repayments and repurchases of indebtedness. The weighted average interest rates of our senior secured term loan and our floating senior notes was 6.84% and 7.29%, respectively, for the year ended December 31, 2008, and 4.49% and 5.24%, respectively, for the period ended September 30, 2009. The interest rates of our fixed senior notes and senior subordinated notes are 8¾% and 10%, respectively.

On November 30, 2009, we commenced a tender offer to purchase for cash a portion of our senior subordinated notes, fixed senior notes and floating senior notes. We amended the terms of the tender offer on December 10, 2009. We are offering to purchase an aggregate principal amount of these notes such that the maximum aggregate consideration for all notes purchased in the tender offer, excluding accrued and unpaid interest, will be $213.6 million; provided, however, that under certain circumstances, such maximum aggregate consideration, excluding accrued and unpaid interest, may be $49.975 million (the “alternative maximum aggregate consideration”).

The tender offer is subject to the condition that our senior subordinated notes with an aggregate principal amount equal to at least $191.2 million are validly tendered as of the early tender date for the tender offer (the “minimum condition”), which is December 15, 2009. The tender offer is also conditioned upon the consummation of this offering and specified general conditions. If any condition of the tender offer is not satisfied, we will not be obligated to accept for purchase, or to pay for, any notes tendered and may delay the acceptance for payment of any tendered notes, in each case subject to applicable laws.

If the minimum condition is satisfied as of the early tender date, we intend to accept for purchase notes tendered in the tender offer based on the following priority: (1) first, the maximum aggregate principal amount of our senior subordinated notes validly tendered on a pro rata basis that can be purchased such that the maximum aggregate consideration for senior subordinated notes, excluding accrued and unpaid interest, will be $213.6 million, (2) second, the maximum aggregate principal amount of fixed senior notes validly tendered on a pro rata basis that can be purchased, if any, such that the aggregate consideration paid for all senior subordinated notes and fixed senior notes purchased in the tender offer, excluding accrued and unpaid interest, will be $213.6 million and (3) thereafter, the maximum aggregate principal amount of floating senior notes validly tendered on a pro rata basis that can be purchased, if any, such that the aggregate consideration paid for all senior subordinated notes, fixed senior notes and floating senior notes purchased in the tender offer, excluding accrued and unpaid interest, will be $213.6 million.

If the minimum condition is not satisfied as of the early tender date, we may choose in our sole discretion to waive such condition so that we will proceed with the tender offer in the same manner as if the minimum condition had been satisfied except that, even though all validly tendered senior subordinated notes would be purchased, less than $191.2 million aggregate principal amount of senior subordinated notes would be purchased. Alternatively, if the minimum condition is not satisfied as of the early tender date, we may choose in our sole discretion to waive the minimum condition so that we will not purchase any senior subordinated notes in the tender offer and the maximum aggregate consideration for fixed senior notes and floating senior notes purchased in the tender offer, excluding accrued and unpaid interest, will be $49.975 million. We then would accept for purchase (1) first, the maximum aggregate principal amount of fixed senior notes validly tendered on a pro rata basis that can be purchased such that the maximum aggregate consideration for fixed senior notes, excluding accrued and unpaid interest, will be $49.975 million and (2) thereafter, the maximum aggregate principal amount of floating senior notes validly tendered on a pro rata basis that can be purchased, if any, such that the maximum aggregate consideration for fixed senior notes and floating senior notes, excluding accrued and unpaid interest, will be $49.975 million.

Holders of senior subordinated notes, fixed senior notes and floating senior notes will receive $1,080, $1,060 and $940, respectively, plus accrued and unpaid interest, for each $1,000 principal amount of notes that are validly tendered on or before December 15, 2009 and accepted for purchase in the tender offer. Holders of senior subordinated notes, fixed senior notes and floating senior notes will receive $1,040, $1,020 and $900, respectively, plus accrued and unpaid interest, for each $1,000 principal amount of such notes that are validly tendered after December 15, 2009 but on or before December 30, 2009 and accepted for purchase in the tender offer.

As of November 30, 2009, the outstanding aggregate principal amount of the senior subordinated notes, fixed senior notes and floating senior notes was $425.0 million, $450.0 million and $150.0 million, respectively. Unless we specifically state otherwise, the information in this prospectus assumes that we will purchase in the tender offer $191.2 million aggregate principal amount of senior subordinated notes for $206.6 million, $3.3 million aggregate principal amount of senior fixed notes for $3.5 million, and $3.7 million aggregate principal amount of senior floating notes for $3.5 million. We may not, however, be able to consummate the tender offer on the terms described above or at all. We may modify the terms of the tender offer, including pricing terms or the maximum consideration to be paid for notes that are validly tendered, or we may extend or terminate the tender offer, at any time prior to its consummation, which may result in our spending more or less than $213.6 million in connection with the tender offer. If we apply less than $213.6 million of net proceeds from this offering to repurchase notes in the tender offer, we intend to use any remaining amounts of those net proceeds for the other purposes described above in lieu of using cash on hand or for general corporate purposes, which may include the repayment or redemption of our indebtedness, including the repayment of additional indebtedness under our senior secured term loan or the redemption of notes pursuant to the optional redemption provisions described under “Description of Certain Indebtedness — Senior Notes — Optional Redemption” and “Description of Certain Indebtedness — Senior Subordinated Notes — Optional Redemption.” These optional redemption provisions include, without limitation, provisions that permit us, on or before May 1, 2010, at our option, to redeem up to 35% of each tranche of notes with the proceeds of certain sales of our equity (which would include the sale of shares in this offering) at the applicable redemption price listed under “Description of Certain Indebtedness — Senior Notes — Optional Redemption” and “Description of Certain Indebtedness — Senior Subordinated Notes — Optional Redemption” or that permit us, on or before May 1, 2010 for the fixed senior notes or May 1, 2011 for the senior subordinated notes, at our option, to redeem the fixed senior notes or senior subordinated notes at a price equal to 100% of the principal amount plus the applicable premium (as defined in the applicable indenture).

J.P. Morgan Securities Inc. acts as administrative agent and Goldman, Sachs & Co. as documentation agent and affiliates of certain of the underwriters are lenders with respect to our senior secured credit facilities and will receive a portion of the net proceeds of this offering to the extent that we repay a part of the borrowings outstanding under our senior secured term loan using net proceeds from this offering. Goldman, Sachs & Co. and RBC Capital Markets Corporation are acting as dealer-managers in the tender offer and will receive customary fees for their services in such capacity. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. or their respective affiliates are holders of a portion of our notes and may receive a portion of the net proceeds of this offering to the extent they validly tender such notes, and such notes are accepted for purchase, in the tender offer.

This prospectus is not an offer to purchase the senior subordinated notes, fixed senior notes or floating senior notes. Our tender offer is made only by and pursuant to the terms of the Offer to Purchase and the related Letter of Transmittal, each dated as of November 30, 2009 and amended on December 10, 2009.

DIVIDEND POLICY

Following the completion of the offering, we do not anticipate paying cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for the repayment of our indebtedness and for general corporate purposes, including the development and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, contractual restrictions, including restrictive covenants contained in our credit facilities, capital requirements and other factors.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2009:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (i) the sale of shares of common stock by us in this offering (assuming no exercise of the underwriters’ option to purchase additional shares from us) at the initial public offering price of $12.00 per share, and (ii) the application of the net proceeds of this offering as described under “Use of Proceeds.”

You should read the data set forth in the table below in conjunction with the “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

	As of September 30, 2009
	Actual	As Adjusted
	(in millions)
Debt:
Revolving credit facility(1)	$—	$—
Term Loan B	1,497.9	1,247.9
Floating Rate Senior Notes	150.0	146.3
8 3/4% Senior Notes	450.0	446.7
10% Senior Subordinated Notes	425.0	233.8

Total debt(2)	2,522.9	2,074.7

Shareholders’ equity:
Common stock, par value $0.01 per share, 400,000,000 shares authorized, 106,853,660 shares issued and outstanding, actual, and 131,853,660 shares issued and outstanding, as adjusted(3)	1.1	1.3
Preferred stock, par value $0.01 per share, 100,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital(4)	1,025.7	1,303.1
Retained deficit(5)	(239.8)	(259.1)
Accumulated other comprehensive loss	14.0	14.0

Total shareholders’ equity	801.0	1,059.3

Total capitalization	$3,323.9	$3,134.0

(1)	Provides for up to $300.0 million of borrowings. In connection with this offering, commitments under this facility will be reduced by $50.0 million to $250.0 million. See “Description of Certain Indebtedness—Senior Secured Credit Facilities.”
(2)	As adjusted represents the estimated amounts to be outstanding after the net proceeds of this offering and $200.0 million of available cash are utilized to repay debt and pay $3.6 million of amendment fees, and assumes that we will repay or repurchase $250.0 million aggregate principal amount of Term Loan B debt for $250.0 million, $191.2 million aggregate principal amount of senior subordinated notes for $206.6 million, $3.3 million aggregate principal amount of fixed senior notes for $3.5 million and $3.7 million aggregate principal amount of floating senior notes for $3.5 million. See “Use of Proceeds.”
(3)	Reflects the 25,000,000 increase in shares issued in connection with this offering.
(4)	Reflects the proceeds from this offering, net of $22.3 million of underwriting commissions, legal, accounting, printing, filing, registration and transfer agent fees and expenses incurred in connection with the issuance and distribution of our common stock. Almost all of the proceeds will be recorded in additional paid-in capital as the par value of the common stock is $0.01 per share.
(5)	As adjusted reflects $15.3 million of net premiums payable related to the repurchase of notes, the expensing of previously recorded debt issue costs of $5.8 million related to the repurchase of notes and termination fees of $10.5 million in connection with the termination of our financial advisory agreements with our Equity Sponsors, offset by the estimated tax effect of these expenses.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book deficit per share of our common stock upon consummation of this offering. Net tangible book deficit per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

Our net tangible book deficit as of September 30, 2009, was approximately $1,759.7 million, or approximately $16.47 per share based on the 106,853,660 shares of common stock issued and outstanding as of such date. After giving effect to our sale of common stock in this offering at the initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and estimated expenses related to this offering, our pro forma as adjusted net tangible book deficit as of September 30, 2009 would have been $1,501.2 million, or $11.39 per share (assuming no exercise of the underwriters’ option to purchase additional shares). This represents an immediate and substantial dilution of $23.39 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Initial public offering price per share		$12.00
Net tangible book value (deficit) per share as of September 30, 2009	(16.47)
Increase in net tangible book value (deficit) per share attributable to this offering	5.08

Pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering		(11.39)

Dilution per share to new investors in this offering		$(23.39)

If the underwriters exercise in full their option to purchase additional shares in this offering, our pro forma as adjusted net tangible book deficit as of September 30, 2009 would have been $1,458.8 million, or $10.76 per share, representing an immediate decrease in our pro forma as adjusted net tangible book deficit to our existing stockholders of $5.71 per share and an immediate dilution to investors participating in this offering of $22.76 per share.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data for the year ended December 31, 2008 and as of and for the nine months ended September 30, 2009 are based on our audited and unaudited financial statements included elsewhere in this prospectus. We expect that future results of operations will be different from historical operating results. The tables below present certain pro forma data that adjust the historical data to give effect to:

(i)	the sale of shares of common stock by us in this offering (assuming no exercise of the underwriters’ option to purchase additional shares) at the initial public offering price of $12.00 per share;

(ii)	the use of net proceeds from this offering to repurchase notes in a tender offer which assumes that the maximum aggregate consideration for all notes purchased, excluding accrued and unpaid interest, is $213.6 million and which assumes that we will purchase in the tender offer $191.2 million aggregate principal amount of senior subordinated notes for $206.6 million, $3.3 million aggregate principal amount of senior fixed notes for $3.5 million, and $3.7 million aggregate principal amount of senior floating notes for $3.5 million; and

(iii)	the use of approximately $64.1 million of the net proceeds from this offering, together with approximately $200 million of cash on hand, to repay $250 million of outstanding borrowings under our senior secured term loan, pay $3.6 million of senior secured term loan amendment fees and pay $10.5 million of termination fees to our Equity Sponsors in connection with the termination of our financial advisory agreements with each of them.

The unaudited pro forma consolidated statements of operations are presented as if the above-described transactions had occurred on January 1, 2008. The unaudited pro forma consolidated balance sheet is presented as if the above-described transactions had occurred as of September 30, 2009.

The unaudited pro forma consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data,” the consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma consolidated financial statements are presented for informational purposes only, do not purport to represent what results of operations would have been had the changes actually occurred on the dates indicated and they do not purport to project results of operations for any future period. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma consolidated financial statements.

If the minimum condition in the tender offer is not satisfied as of the early tender date, we may choose in our sole discretion (i) to waive the minimum condition and proceed with the tender offer in which the maximum aggregate consideration for all notes purchased in the tender offer, excluding accrued and unpaid interest, will remain $213.6 million, (ii) to waive the minimum condition and proceed with the tender offer in which the maximum aggregate consideration for fixed senior notes and floating senior notes purchased in the tender offer, excluding accrued and unpaid interest, will be $49.975 million and separately redeem senior subordinated notes or (iii) to terminate the tender offer and separately redeem notes, in each case as described under “Use of Proceeds.” The unaudited pro forma consolidated financial statements do not purport to represent the full range of possible actions by us. Assuming that we apply a total of $213.6 million of the $277.7 million of net proceeds we will receive from this offering to repurchase and/or redeem notes, we expect any of the foregoing alternatives will not result in significantly different results from the data presented in the unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Statements of Operations

For the Year Ended December 31, 2008 and the Nine Months Ended September 30, 2009

	Year Ended December 31, 2008				Nine Months Ended September 30, 2009
(Dollars in millions, except per share amounts)	Actual	Pro Forma Adjustments		Pro Forma	Actual	Pro Forma Adjustments		Pro Forma
		(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Statement of Operations Data:
Net revenues	$1,771.4	$—		$1,771.4	$1,311.7	$—		$1,311.7
Cost of goods sold	1,053.0	—		1,053.0	755.1	—		755.1

Gross profit	718.4	—		718.4	556.6	—		556.6
Selling, general & administrative	383.7	(3.5	)(a)	380.2	274.3	(2.6	)(b)	271.7
Depreciation & amortization	182.8	—		182.8	129.9	—		129.9
Goodwill & other intangibles impairment	164.4	—		164.4	—	—		—

Operating (loss) income	(12.5)	3.5		(9.0)	152.4	2.6		155.0
Interest expense	215.2	(27.9	)(c)	187.3	132.8	(15.1	)(c)	117.7
Other expense (income)	19.9	—	(d)	19.9	(9.3)	—	(d)	(9.3)

(Loss) income before income taxes	(247.6)	31.4		(216.2)	28.9	17.7		46.6
Income taxes	(31.4)	12.2	(e)	(19.2)	11.0	6.9	(e)	17.9

Net (loss) income	$(216.2)	$19.2		$(197.0)	$17.9	$10.8		$28.7

Net (loss) earnings per share—basic and diluted	$(2.02)			$(1.49)	$0.17			$0.22

(a)	Represents the $3.5 million annual advisory fee actually paid to the Equity Sponsors during the year ended December 31, 2008. The financial advisory agreements will be terminated in connection with this offering. We intend to use any remaining net proceeds from this offering after repurchase or repayment of a portion of our indebtedness, together with cash on hand, to pay termination fees of $10.5 million. See “Use of Proceeds.” Upon consummation of this offering and payment of these termination fees, our obligation to pay the aggregate financial advisory fee of $3.5 million per annum to the Equity Sponsors will cease. The non-recurring termination fees of $10.5 million are not reflected in the unaudited pro forma consolidated statements of operations.

(b)	Represents prorated portion of previously described aggregate financial advisory fee of $3.5 million per annum payable quarterly in advance to the Equity Sponsors.

(c)	Represents a reduction in interest expense to give effect to an assumed repurchase or repayment of $448.2 million of debt on January 1, 2008, the 0.50% increase in the interest rate on Term Loan B, the write-off of previously recorded debt issue costs of $5.8 million related to the repurchase of notes and the additional $3.6 million for amendment fees related to the Term Loan B debt. Assumes repayment of $250.0 million of Term Loan B, repurchase or repayment of $3.7 million aggregate principal amount of Floating Rate Senior Notes due May 1, 2014, repurchase or repayment of $3.3 million aggregate principal amount of 8¾% Senior Notes due May 1, 2014 and repurchase or repayment of $191.2 million aggregate principal amount of 10% Senior Subordinated Notes due May 1, 2015.

(d)	The non-recurring $15.3 million of net premiums payable related to the repurchase of notes and the expensing of previously recorded debt issue costs of $5.8 million related to the repurchase of notes are not reflected in the unaudited pro forma consolidated statements of operations.

(e)	Represents the estimated tax effect of the pro forma adjustments at an estimated tax rate of 39.0%.

Unaudited Pro Forma Consolidated Balance Sheet

As of September 30, 2009

(Dollars in millions)	Actual	Pro Forma Adjustments		Pro Forma
	(unaudited)	(unaudited)		(unaudited)
Assets
Cash and cash equivalents	$380.8	$(208.1	)(a)	$172.7
Restricted cash	8.8	—		8.8
Other current assets	625.3	—		625.3

Total current assets	1,014.9	(208.1)		806.8
Goodwill, customer relationships and other intangible assets, net of accumulated amortization	2,560.7	—		2,560.7
Unamortized debt issuance costs	59.8	(2.2	)(b)	57.6
Other assets	16.4	—		16.4
Property and equipment, net of accumulated depreciation	682.7	—		682.7

Total assets	$4,334.5	$(210.3)		$4,124.2

Liabilities and Stockholders’ Equity
Accounts payable and accrued expenses	$563.8	(8.1	)(c)	$555.7
Income taxes payable	3.8	(12.3	)(d)	(8.5)
Current maturities of long-term debt	—	—		—

Total current liabilities	567.6	(20.4)		547.2
Long-term debt	2,522.9	(448.2	)(e)	2,074.7
Deferred income tax liabilities	329.0	—		329.0
Other liabilities	114.0	—		114.0
Total stockholders’ equity	801.0	258.3	(f)	1,059.3

Total liabilities and stockholders’ equity	$4,334.5	$(210.3)		$4,124.2

(a)	Represents proceeds of $300.0 million less underwriting discount, estimated offering expenses and the financial advisory agreement termination fees totaling $32.8 million, less the $475.3 million of cash used for repayment of Term Loan B debt and repurchase of notes, of which $15.3 million represents net premiums payable related to the repurchase of notes, $3.6 million represents amendment fees related to the Term Loan B debt and $8.1 million represents accrued interest paid at September 30, 2009 for repayment of Term Loan B debt and the repurchase of notes.
(b)	Represents the write-down of previously recorded debt issue costs of $5.8 million related to the repurchase of notes, together with an increase of $3.6 million for amendment fees related to the Term Loan B debt.
(c)	Represents a payment of accrued interest in connection with the repayment of Term Loan B debt and the repurchase of notes.
(d)	Represents accrued income taxes in relation to the net premiums payable related to the repurchase of notes, the financial advisory agreement termination fees and the expensing of previously recorded debt issue costs.
(e)	Represents the application of the net proceeds of this offering and available cash to repay $448.2 million of principal debt.
(f)	Represents additional equity of $300.0 million related to the offering less $22.3 million of underwriting discount and estimated offering expenses, $15.3 million of net premiums payable related to the repurchase of notes, the expensing of previously recorded debt issue costs of $5.8 million and the $10.5 million financial advisory agreement termination fees, net of tax.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements of KAR Auction Services and related notes, the consolidated financial statements of ADESA and related notes, the consolidated financial statements of IAAI and related notes, and other financial information included elsewhere in this prospectus.

Selected Historical Data of KAR Auction Services

For the Years Ended December 31, 2007 and 2008, and for the Nine Months

Ended September 30, 2009

The following consolidated financial data for the years ended December 31, 2007 and 2008 is based on our audited financial statements. We were incorporated on November 9, 2006, but had no operations in 2006 or for the period of January 1 through April 19, 2007. On April 20, 2007, we consummated a merger agreement with ADESA, Inc. and as part of the related transactions, ADESA and IAAI became, directly or indirectly, our wholly owned subsidiaries.

(Dollars in millions except per share amounts)	Year Ended December 31, 2007(1)	Year Ended December 31, 2008	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009
			(unaudited)	(unaudited)
Operations:
Operating revenues
ADESA	$677.7	$1,123.4	$862.7	$838.6
IAAI	330.1	550.3	426.0	412.5
AFC	95.0	97.7	86.5	60.6

Total operating revenues	$1,102.8	$1,771.4	$1,375.2	$1,311.7
Operating expenses (exclusive of depreciation and amortization and impairment charges)	869.8	1,436.7	1,078.1	1,029.4
Goodwill and other intangibles impairment	—	164.4	164.4	—
Operating profit (loss)	106.4	(12.5)	(4.6)	152.4
Interest expense	162.3	215.2	161.5	132.8
(Loss) income from continuing operations	(38.3)	(216.2)	(166.9)	17.9
Net (loss) income	(38.3)	(216.2)	(166.9)	17.9
Net earnings (loss) per share, basic and diluted	(0.36)	(2.02)	(1.56)	0.17
Weighted average shares outstanding
Basic	106.7	106.9	106.9	106.9
Diluted	106.7	106.9	106.9	106.9

	At December 31, 2007	At December 31, 2008	At September 30, 2008	At September 30, 2009
			(unaudited)	(unaudited)
Financial Position:
Working capital(2)	$442.1	$304.3	$366.3	$447.3
Total assets	4,530.8	4,157.6	4,345.0	4,334.5
Total debt	2,616.7	2,527.4	2,561.0	2,522.9
Total stockholders’ equity	1,013.6	750.7	833.4	801.0

	Year Ended December 31, 2007(1)	Year Ended December 31, 2008	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009
			(unaudited)	(unaudited)
Other Financial Data:
Net cash provided by operating activities	$96.8	$224.9	$207.5	$239.1
Capital expenditures	62.7	129.6	85.7	40.8
Depreciation and amortization	126.6	182.8	137.3	129.9

(1)	The Company had no operations prior to the consummation of the 2007 Transactions on April 20, 2007; as such, this data represents the period from April 20, 2007 through December 31, 2007.
(2)	Working capital is defined as current assets less current liabilities.

Selected Historical Data of Predecessor ADESA

For the Years Ended December 31, 2004, 2005 and 2006 and For the Period January 1 Through April 19, 2007

The selected historical financial data of ADESA for the year ended December 31, 2006, for the period January 1 through April 19, 2007 and as of April 19, 2007 has been derived from the audited financial statements included elsewhere in this prospectus. The historical financial data for the years ended December 31, 2004 and 2005 and as of December 31, 2004, 2005 and 2006 presented below has been derived from audited financial statements that are not included in this prospectus. Certain amounts reported in previous periods have been reclassified to conform to the current presentation.

(Dollars in millions except per share amounts)	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	January 1- April 19, 2007
Operations:
Operating revenues
Auction services group	$808.9	$842.8	$959.9	$325.4
Dealer services group	116.6	126.0	144.0	45.9

Total operating revenues	$925.5	$968.8	$1,103.9	$371.3
Operating expenses (exclusive of depreciation and amortization)	676.6	700.6	832.5	297.6
Operating profit	213.0	227.4	224.9	57.8
Interest expense	25.4	31.2	27.4	7.8
Loss on extinguishment of debt	14.0	2.9	—	—
Income from continuing operations	109.0	126.1	126.8	27.0
Net income	105.3	125.5	126.3	26.9
Basic earnings per share from continuing operations	$1.19	$1.40	$1.41	$0.30
Diluted earnings per share from continuing operations	$1.19	$1.40	$1.41	$0.29
Cash dividends declared per share	$0.075	$0.30	$0.30	$—

	At December 31, 2004	At December 31, 2005	At December 31, 2006	At April 19, 2007
Financial Position:
Working capital(1)	$358.2	$302.0	$325.2	$381.3
Total assets	1,915.0	1,945.5	1,975.3	2,219.5
Total debt	516.1	432.5	352.5	345.0
Total stockholders’ equity	1,011.4	1,089.9	1,203.5	1,238.7

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	January 1- April 19, 2007
Other Financial Data:
Net cash provided by operating activities	$175.5	$136.5	$190.9	$14.9
Capital expenditures	31.2	55.3	37.1	11.3
Depreciation and amortization	35.9	40.8	46.5	15.9

(1)	Working capital is defined as current assets less current liabilities.

Selected Historical Data of Predecessor IAAI

For the Fiscal Years Ended 2004, 2005 and 2006 and For the

Period January 1 Through April 19, 2007

The statement of operations data of IAAI for 2006 and for the period January 1, through April 19, 2007, and the balance sheet data as of April 19, 2007 has been derived from the audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for 2004 and 2005 as well as the balance sheet data for 2004, 2005 and 2006 has been derived from audited consolidated financial statements not included in this prospectus.

IAAI’s consolidated financial statements for the periods subsequent to the merger in 2005 of Axle Merger Sub, Inc. with and into IAAI, which resulted in affiliates of Kelso & Company controlling IAAI, or the 2005 Acquisition, reflect a new basis of accounting incorporating the fair value adjustments made in recording the 2005 Acquisition and the related transactions, while the periods prior to the 2005 Acquisition reflect IAAI’s historical cost basis. Accordingly, the accompanying selected financial data and other data as of dates and for periods ending on or prior to May 24, 2005 are labeled as “predecessor,” and the accompanying selected financial data and other data as of and for periods beginning after the date of the 2005 Acquisition are labeled as “successor.”

IAAI’s fiscal year 2006 consisted of 53 weeks and ended on December 31, 2006. IAAI’s fiscal years 2005 and 2004 each consisted of 52 weeks and ended on December 25, 2005 and December 26, 2004, respectively.

	Pre-Predecessor
(Dollars in thousands)	December 26, 2004	December 27, 2004 - May 24, 2005	May 25, 2005 - December 25, 2005	December 31, 2006	January 1 - April 19, 2007
Operations:
Revenues	$240,179	$120,445	$160,410	$331,950	$114,788
Earnings (loss) from operations	20,909	2,584	7,909	22,581	10,985

Net earnings (loss).	$12,265	$(440)	$(5,434)	$(7,179)	$(370)

	Pre-Predecessor
(Dollars in thousands)	2004	2005	2006	April 19, 2007
Financial Position (at period end):
Working capital(1)	$16,881	$52,002	$49,973	$53,798
Total assets	298,979	514,860	588,021	582,751
Total debt(2)	24,642	265,022	344,842	344,242
Current debt(2)	14,606	1,510	2,247	2,167
Long-term debt(2)	10,036	263,512	342,595	342,075
Total shareholders’ equity	202,651	144,024	137,576	139,927

(1)	Working capital is defined as current assets less current liabilities.
(2)	Includes capital leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Historical Consolidated Financial Data” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The actual results could differ materially from those discussed in or implied by the forward-looking statements for various reasons including the reasons described in “Risk Factors” and “Forward-Looking Statements.”

Overview

We provide whole car and salvage auction services in North America. Our business is divided into three reportable business segments, each of which is an integral part of the vehicle redistribution industry: ADESA, IAAI and AFC.

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The ADESA segment consists primarily of a 62 whole car auction network in North America. Vehicles at ADESA’s auctions are typically sold by commercial fleet operators, financial institutions, rental car companies, used vehicle dealers and vehicle manufacturers and their captive finance companies to franchised and independent used vehicle dealers. ADESA also provides value-added ancillary services including inspections, storage, transportation, reconditioning and titling and other administrative services.

•

The IAAI segment consists of salvage vehicle auctions and related services provided at 152 sites in North America. The salvage auctions facilitate the redistribution of damaged or low value vehicles designated as total losses by insurance companies and charity donation vehicles, as well as recovered stolen (or theft) vehicles. The salvage auction business specializes in providing services such as transportation, titling, salvage recovery and claims settlement administrative services.

•

The AFC segment provides short-term, inventory-secured financing, known as floorplan financing, primarily to independent used vehicle dealers. AFC conducts business through 87 branches in North America.

The holding company is maintained separately from the three reportable segments and includes expenses associated with the corporate office, such as salaries, benefits, and travel costs for our management team, certain human resources, information technology and accounting costs, and incremental insurance, treasury, legal and risk management costs. Holding company interest includes the interest incurred on the corporate debt structure. Other than some information technology costs, costs incurred at the holding company are not allocated to the three business segments.

Industry Outlook and Trends

During the period from 1999 to 2008, despite fluctuations in economic conditions, new vehicle sales and “churn” (i.e., the rate of ownership transfer of vehicles in the used vehicle market), used vehicles sold in North America through whole car auctions per year have remained within the relatively narrow range of approximately 9.2 million to 10.0 million used vehicles per year. We believe that, despite challenging conditions in the overall economy and the automotive industry in 2008 and earlier in 2009 and the attendant fluctuations in new vehicle sales and “churn,” used vehicle auction volumes in North America in the foreseeable future will continue to be consistent with the range of approximately 9.2 million to 10.0 million used vehicles per year. We estimate that the vehicle population in the United States has increased from 209.5 million units in 1999 to 249.8 million units in 2008 and therefore the used vehicle market, and hence the used vehicle auction industry, have an even larger “inventory” of potential transactions to draw from. A larger vehicle population may offset any short-term decreases in new vehicle sales, which we believe has resulted in vehicle auction volumes remaining consistent during this time period.

During the period from 2006 through 2008, the North American salvage vehicle auction industry volumes have increased. Vehicles deemed a total loss by automobile insurance companies represent the largest category of vehicles sold in the salvage vehicle auction industry. As vehicles become more complex with additional enhancements, such as airbags and electrical components, they are more costly to repair following an accident and insurance companies are more likely to declare a damaged vehicle a total loss. The percentage of claims resulting in total losses continues at a high level of 14%. This trend, along with increases in miles driven and vehicles per household, has contributed to growth in salvage vehicle volumes.

In 2008 and earlier in 2009, the overall economy and in particular the automotive finance industries faced pressures which negatively affected the used vehicle dealer base. In excess of 4,000 independent dealers went out of business during 2008, almost a 10% reduction in the independent dealer base. Used vehicle dealers experienced a significant decline in sales which resulted in a decrease in loan originations and an increased number of dealers defaulting on their loans, increasing credit losses. In addition, the value of recovered collateral on defaulted loans was impacted to some degree by the volatility in the vehicle pricing market. To the extent these negative trends continue, they could have a material adverse impact on AFC’s results of operations.

In 2008 and earlier in 2009, significant changes occurred in the economy which impacted our business. A lack of availability of consumer credit for retail used vehicle buyers, a decline in consumer spending, a reduction in the number of franchised and independent used vehicle dealers in the Untied States, reduced miles driven and decreases in commodity prices such as steel and platinum all negatively impacted us. These factors contributed to a 3% decrease in revenues for each of ADESA and IAAI for the nine months ended September 30, 2009 compared with the nine months ended September 30, 2008.

In addition, changes in the business environment for automotive manufacturers have resulted in a number of initiatives to reduce costs in the auto industry. Chrysler LLC, or Chrysler, and General Motors Corporation, or GM, have a longstanding relationship with ADESA and regularly use our auctions to remarket their vehicles. Chrysler and GM have publicly announced that they are in the process of significantly reducing the number of franchised dealerships. The reduced number of franchised dealerships may have an impact on our future financial performance.

The availability of financing to franchised dealerships and consumers from the vehicle manufacturers’ captive finance companies and their respective remarketing programs may also impact the supply of vehicles to the wholesale auction industry in the future. A change in the supply of used vehicles could impact the value of used vehicles sold, conversion rates (calculated as the number of vehicles sold as a percentage of the number of vehicles entered for sale) and ADESA’s profitability on the sale of vehicles.

Recent Events

We have agreed to terms for the securitization of AFC’s Canadian receivables. This securitization facility will provide up to C$75 million in financing for eligible accounts receivable. The agreement is expected to be finalized in the first quarter of 2010, subject to customary conditions, and initial gross proceeds from the securitization will be approximately C$60 million. In accordance with terms of the Company’s Credit Agreement, 50% of the net proceeds from the initial sale of AFC’s Canadian receivables will be used to repay amounts outstanding on the Company’s term loan.

Effect of 2007 Transactions

The 2007 Transactions resulted in a new basis of accounting due to the transactions being accounted for under the purchase accounting method as required by GAAP. This change resulted in many differences between reporting for KAR Auction Services after the 2007 Transactions, and ADESA and IAAI independently prior thereto. The ADESA and IAAI financial data for periods ending on or prior to April 19, 2007 are generally not comparable to the financial data for subsequent periods. Since the acquisition resulted in an entirely new capital structure, there are significant differences between ADESA and IAAI pre-acquisition and KAR Auction Services post-acquisition in the balance sheets and statements of operations. In addition, KAR Auction Services incurred $2,590 million of debt in connection with the merger. The $662.6 million of debt related to ADESA and IAAI’s credit facilities and notes was paid off in connection with the acquisition and contribution ($318.0 million for ADESA and $344.6 million for IAAI). As a result, interest expense and total debt are not comparable between the pre-acquisition and the post-acquisition companies. Certain purchase accounting adjustments have been made to increase or decrease the carrying amount of assets and liabilities as a result of estimates and certain reasonable assumptions, which, in certain instances, have resulted in changes to amortization and depreciation expense amounts.

Seasonality

The volume of vehicles sold at our auctions generally fluctuates from quarter to quarter. This seasonality is caused by several factors including weather, the timing of used vehicles available for sale from selling customers, the availability and quality of salvage vehicles, holidays, and the seasonality of the retail market for used vehicles, which affects the demand side of the auction industry. Used vehicle auction volumes tend to decline during prolonged periods of winter weather conditions. In addition, mild weather conditions and decreases in traffic volume can each lead to a decline in the available supply of salvage vehicles because fewer traffic accidents occur, resulting in fewer damaged vehicles overall. As a result, revenues and operating expenses related to volume will fluctuate accordingly on a quarterly basis. The fourth calendar quarter typically experiences lower used vehicle auction volume as well as additional costs associated with the holidays and winter weather.

Sources of Revenues and Expenses

Our revenue is derived from auction fees and related services at our whole car and salvage auction facilities and dealer financing fees and net interest income at AFC. Although auction revenues primarily include the auction services and related fees, our related receivables and payables include the value of the vehicles sold. AFC’s net revenue consists primarily of securitization income and interest and fee income less provisions for credit losses. Securitization income is primarily comprised of the gain on sale of finance receivables sold, but also includes servicing income, discount accretion, and any change in the fair value of the retained interest in finance receivables sold. Our operating expenses consist of cost of services, selling, general and administrative and depreciation and amortization. Cost of services is composed of payroll and related costs, subcontract services, supplies, insurance, property taxes, utilities, maintenance and lease expense related to the auction sites and loan offices. Cost of services excludes depreciation and amortization. Selling, general and administrative expenses are composed of indirect payroll and related costs, sales and marketing, information technology services and professional fees.

Reportable Segments

Prior to April 19, 2007, ADESA, Inc.’s operations were grouped into three operating segments: used vehicle auctions, Impact salvage auctions and AFC. These three operating segments were aggregated into two reportable business segments: Auction Services Group (used vehicle auctions and Impact salvage auctions) and Dealer Services Group (AFC and related businesses). Prior to April 19, 2007, IAAI operated in a single business segment. Concurrently with the 2007 Transactions, we established three reportable business segments: ADESA, IAAI and AFC. ADESA’s Impact salvage auctions operating segment was combined with IAAI. For comparative purposes, ADESA Impact’s results of operations are included in the IAAI segment for all periods presented below. These reportable segments offer different services have distinct suppliers and buyers of vehicles and are managed separately based on the fundamental differences in their operations.

Results of Operations

Overview of Results of KAR Auction Services for the Nine Months Ended September 30, 2008 and 2009:

	Nine Months Ended September 30,
(Dollars in millions)	2008	2009
Revenues
ADESA	$862.7	$838.6
IAAI	426.0	412.5
AFC	86.5	60.6

Total revenues	1,375.2	1,311.7
Cost of services*	792.9	755.1

Gross profit*	582.3	556.6
Selling, general and administrative	285.2	274.3
Depreciation and amortization	137.3	129.9
Goodwill and other intangibles impairment	164.4	—

Operating profit (loss)	(4.6)	152.4
Interest expense	161.5	132.8
Other (income) expense, net	4.9	(9.3)

Income (loss) before income taxes	(171.0)	28.9
Income taxes	(4.1)	11.0

Net income (loss)	$(166.9)	$17.9

*	Exclusive of depreciation and amortization

For the nine months ended September 30, 2009, we had revenue of $1,311.7 million compared with revenue of $1,375.2 million for the nine months ended September 30, 2008, a decrease of 5%. For a further discussion of revenues, gross profit and selling, general and administrative expenses, see the segment results discussions below.

Depreciation and Amortization

Depreciation and amortization decreased $7.4 million, or 5%, to $129.9 million for the nine months ended September 30, 2009, compared with the nine months ended September 30, 2008. The decrease is representative of certain assets becoming fully depreciated as well as a decrease in 2009 capital spending compared to recent years.

Interest Expense

Interest expense decreased $28.7 million, or 18%, to $132.8 million for the nine months ended September 30, 2009, compared with $161.5 million for the nine months ended September 30, 2008. The decrease in interest expense was the result of a decrease in interest rates for our variable rate debt instruments as well as payments on Term Loan B of $59.3 million during 2008 which decreased the outstanding principal balance of our debt. In addition, the swap agreement which became effective on June 30, 2009 effectively resulted in a fixed LIBOR interest rate of 2.19% on $650 million of the term loan compared with the previous swap, which expired on June 30, 2009, and effectively resulted in a fixed LIBOR interest rate of 5.345% on $800 million of the term loan.

Other (Income) Expense

Other income was $9.3 million for the nine months ended September 30, 2009 compared with other expense of $4.9 million for the nine months ended September 30, 2008, representing an increase of $14.2 million. The change in other (income) expense was primarily representative of foreign currency transaction gains in 2009 versus foreign currency transaction losses in 2008, partially offset by a decrease in interest income resulting from lower interest rates in 2009.

Income Taxes

Our effective tax rate increased from 2.4% for the nine months ended September 30, 2008 to 38.1% for the nine months ended September 30, 2009. The increase in the tax rate was primarily attributable to the 2008 noncash goodwill impairment charge at AFC that was not deductible for tax purposes.

ADESA Results

	Nine Months Ended September 30,
(Dollars in millions)	2008	2009
ADESA revenue	$862.7	$838.6
Cost of services*	492.2	468.1

Gross profit*	370.5	370.5
Selling, general and administrative	181.1	157.2
Depreciation and amortization	69.1	66.8

Operating profit	$120.3	$146.5

*	Exclusive of depreciation and amortization

Revenue

Revenue from ADESA decreased $24.1 million, or 3%, to $838.6 million for the nine months ended September 30, 2009, compared with $862.7 million for the nine months ended September 30, 2008. The decrease in revenue was primarily a result of a 2% decrease in revenue per vehicle sold and a less than 1% decrease in the total number of used vehicles sold at ADESA for the nine months ended September 30, 2009, compared with the nine months ended September 30, 2008.

The 2% decrease in revenue per vehicle sold resulted in decreased auction revenue of approximately $16.6 million. The decrease in revenue per vehicle sold reflects fluctuations in the Canadian exchange rate which decreased revenue by approximately $23.7 million for the nine months ended September 30, 2009 compared with the nine months ended September 30, 2008. In addition, a net decrease in ancillary services such as shop services and other services resulted in decreased ADESA revenue of approximately $8.5 million. Partially offsetting the impact of the Canadian exchange rate and ancillary services was incremental fee income related to higher used vehicle values and selective fee increases.

The total number of used vehicles sold at ADESA decreased less than 1% for the nine months ended September 30, 2009 compared with the nine months ended September 30, 2008 and resulted in a decrease in ADESA revenue of approximately $7.7 million. The volume sold decrease was attributable to same store volume decreases.

The used vehicle conversion percentage, calculated as the number of vehicles sold as a percentage of the number of vehicles entered for sale at our used vehicle auctions, increased to 68.4% for the nine months ended September 30, 2009 compared with 61.8% for the nine months ended September 30, 2008. The increase in conversion rates was representative of a reduced supply of vehicles at auction combined with relatively constant demand.

Gross Profit

For the nine months ended September 30, 2009, gross profit in the ADESA segment remained constant at $370.5 million. Gross margin for ADESA was 44.2% of revenue for the nine months ended September 30, 2009 compared with 42.9% of revenue for the nine months ended September 30, 2008. The increase in gross margin percentage for the nine months ended September 30, 2009 compared with the nine months ended September 30, 2008 is representative of a decrease in lower margin ancillary services as well as reduced labor associated with the higher conversion rates.

Selling, General and Administrative

Selling, general and administrative expenses for the ADESA segment decreased $23.9 million, or 13%, to $157.2 million for the nine months ended September 30, 2009 compared with the nine months ended September 30, 2008, primarily due to a $8.5 million decrease in marketing costs, a $5.3 million decrease for the prior year loss on the sale of land related to the sale-leaseback, a $4.7 million decrease in professional fees, a $4.2 million decrease in bad debt expense, a $3.1 million decrease related to fluctuations in the Canadian exchange rate and a $1.5 million decrease in supplies expense. The decreases to selling, general and administrative expenses were partially offset by an increase in incentive compensation expense and an increase in costs at sites acquired in 2008.

IAAI Results

	Nine Months Ended September 30,
(Dollars in millions)	2008	2009
IAAI revenue	$426.0	$412.5
Cost of services*	273.5	264.5

Gross profit*	152.5	148.0
Selling, general and administrative	52.7	52.1
Depreciation and amortization	46.6	43.9

Operating profit	$53.2	$52.0

*	Exclusive of depreciation and amortization

Revenue

Revenue from IAAI decreased $13.5 million, or 3%, to $412.5 million for the nine months ended September 30, 2009, compared with $426.0 million for the nine months ended September 30, 2008. The decrease in revenue was primarily a result of a decline in average selling price for vehicles sold at salvage auctions, partially offset by an increase in the number of salvage vehicles sold during the nine months ended September 30, 2009. IAAI’s decrease in average selling price was due primarily to the sharp decline in steel scrap prices.

Gross Profit

For the nine months ended September 30, 2009, gross profit at IAAI decreased to $148.0 million, or 36% of revenue, compared with $152.5 million, or 36% of revenue, for the nine months ended September 30, 2008. Cost of services decreased due to a decline in value and the number of vehicles sold under the purchase agreement method of sales. In addition, there were cost reductions in outside labor, supplies, travel and auction costs. These reductions were partially offset by increases in occupancy costs relating to the addition of facilities as a result of acquisitions and greenfields.

Selling, General and Administrative

Selling, general and administrative expenses at IAAI decreased $0.6 million, or 1%, to $52.1 million for the nine months ended September 30, 2009, compared with $52.7 million for the nine months ended September 30, 2008. The decrease in selling, general and administrative expenses was attributable to decreases in integration expenses and incentive compensation based on the financial performance of IAAI, offset by an increase in sales and marketing expenses and stock-based compensation expense.

AFC Results

	Nine Months Ended September 30,
(Dollars in millions except loan volumes and per loan amounts)	2008	2009
AFC revenue
Securitization income	$34.4	$26.8
Interest and fee income	52.2	34.9
Other revenue	1.7	0.2
Provision for credit losses	(1.8)	(1.3)

Total AFC revenue	86.5	60.6
Cost of services*	27.2	22.5

Gross profit*	59.3	38.1
Selling, general and administrative	12.6	8.1
Depreciation and amortization	19.2	18.4
Goodwill and intangibles impairment	164.4	—

Operating profit (loss)	$(136.9)	$11.6

Loan transactions	900,584	589,093
Revenue per loan transaction	$96	$103

*	Exclusive of depreciation and amortization

Revenue

For the nine months ended September 30, 2009, AFC revenue decreased $25.9 million, or 30%, to $60.6 million, compared with $86.5 million for the nine months ended September 30, 2008. The decrease in revenue was the result of a 35% decrease in loan transactions to 589,093 for the nine months ended September 30, 2009 partially offset by a 7% increase in revenue per loan transaction for the nine months ended September 30, 2009.

The decrease in loan transactions, which includes both loans paid off and loans curtailed, compared to the nine months ended September 30, 2008, was primarily the result of a decrease in loans outstanding. AFC implemented a number of strategic initiatives in 2008 and early 2009 designed to tighten credit standards and reduce risk and exposure in its portfolio of finance receivables. These initiatives, along with the soft retail used vehicle market, have resulted in a 32% decrease in the size of

AFC’s average managed portfolio of finance receivables compared to the nine months ended September 30, 2008. In addition, these initiatives have resulted in a substantial improvement in the delinquency of the managed portfolio resulting in decreased credit losses.

Revenue per loan transaction, which includes both loans paid off and loans curtailed, increased $7, or 7%, primarily as a result of a decrease in credit losses for both loans held and sold, increased fee income per unit and a decrease in cost of funds, partially offset by the average portfolio duration and the average loan value.

Gross Profit

For the nine months ended September 30, 2009, gross profit for the AFC segment decreased $21.2 million, or 36%, to $38.1 million primarily as a result of a 35% decrease in loan transactions. The decrease in cost of services was primarily the result of decreased compensation and related employee benefit costs. Compensation and related employee benefit costs decreased as the number of AFC employees was reduced to correspond with the decrease in the size of the finance receivables portfolio.

Selling, General and Administrative

Selling, general and administrative expenses at AFC decreased $4.5 million, or 36%, for the nine months ended September 30, 2009, compared with the nine months ended September 30, 2008. The decrease was primarily the result of decreased compensation and related employee benefit costs as well as decreased travel and other miscellaneous expenses.

Goodwill and Other Intangibles Impairment

In the third quarter of 2008, a noncash goodwill impairment charge of approximately $161.5 million was recorded in the AFC reporting unit. In addition, in the third quarter of 2008, a noncash tradename impairment charge of approximately $2.9 million was recorded in the AFC reporting unit. In light of the overall economy and in particular the automotive and finance industries which continued to face severe pressures, AFC and its customer dealer base were negatively impacted. In addition, AFC was negatively impacted by reduced interest rate spreads. As a result of reduced interest rate spreads and increased risk associated with lending in the automotive industry, AFC tightened credit policies and experienced a decline in its portfolio of finance receivables. These factors contributed to lower operating profits and cash flows at AFC throughout 2008 as compared to 2007. Based on this trend, the forecasted performance was revised and the fair value of the reporting unit declined.

Holding Company Results

	Nine Months Ended September 30,
(Dollars in millions)	2008	2009
Selling, general and administrative	$38.8	$56.9
Depreciation and amortization	2.4	0.8

Operating loss	($41.2)	$(57.7)

Selling, General and Administrative

For the nine months ended September 30, 2009, selling, general and administrative expenses at the holding company increased $18.1 million, or 47%, to $56.9 million, primarily as a result of an increase in stock-based compensation expense and incentive compensation expense as well as an increase in professional fees, partially offset by a decrease in travel expenses. For the nine months ended September 30, 2009, stock-based compensation expense related to the KAR LLC and Axle LLC operating units was $8.7 million. For the nine months ended September 30, 2008, stock-based compensation expense decreased $5.8 million related to the KAR LLC and Axle LLC operating units which are remeasured each reporting period to fair value.

Operating Results Summary for the Years Ended December 31, 2008 and 2007

KAR Auction Services, Inc. had no operations prior to the 2007 Transactions on April 20, 2007. However, ADESA and IAAI operated as independent companies with significant operations prior to the 2007 Transactions and came under the control of KAR Auction Services, Inc. simultaneously on April 20, 2007. KAR Auction Services, Inc. succeeded to substantially all of the business of both ADESA and IAAI on April 20, 2007. As such, both ADESA and IAAI are considered to be predecessor companies. The following sections discuss the historical KAR Auction Services, Inc. consolidated results of operations, the historical Predecessor ADESA results of operations and the historical Predecessor IAAI results of operations prepared in accordance with GAAP.

For a further understanding of our performance for the years ended December 31, 2007 and 2008 see “Supplemental Discussion of Operating Results Summary for the Year Ended December 31, 2008” which presents pro forma results for the year ended December 31, 2007 as if the 2007 Transactions occurred on January 1, 2006. For a further understanding of our performance for the years ended December 31, 2006 and 2007 see “Supplemental Discussion of Operating Results Summary for the Year Ended December 31, 2007” which also presents pro forma results as if the 2007 Transactions occurred on January 1, 2006.

Overview of Results of KAR Auction Services for the Years Ended December 31, 2007 and 2008

	Year Ended December 31,
(Dollars in millions)	2007	2008
Revenues
ADESA	$677.7	$1,123.4
IAAI	330.1	550.3
AFC	95.0	97.7

Total revenues	1,102.8	1,771.4
Cost of services*	627.4	1,053.0

Gross profit*	475.4	718.4
Selling, general and administrative	242.4	383.7
Depreciation and amortization	126.6	182.8
Goodwill and other intangibles impairment	—	164.4

Operating profit (loss)	106.4	(12.5)
Interest expense	162.3	215.2
Other (income) expense	(7.6)	19.9

Loss before income taxes	(48.3)	(247.6)
Income taxes	(10.0)	(31.4)

Net loss	$(38.3)	$(216.2)

*	Exclusive of depreciation and amortization

For the year ended December 31, 2008, we had revenue of $1,771.4 million compared with revenue of $1,102.8 million for the year ended December 31, 2007, an increase of 61%. The increase in revenue was representative of full-year 2008 revenue as compared with 2007 revenue for the period April 20, 2007 through December 31, 2007. Included in the results for the year ended December 31, 2008, is a $164.4 million charge related to goodwill and tradename impairment at AFC. For further details, see the “Goodwill and Other Intangibles Impairment” discussion under the AFC Results below. For a further discussion of revenues, gross profit and selling, general and administrative expenses, see the segment results discussions below.

Interest Expense

Interest expense increased $52.9 million, or 33%, to $215.2 million for the year ended December 31, 2008, compared with interest expense of $162.3 million for the year ended December 31, 2007. The increase in interest expense was the result of full-year 2008 interest expense as compared with 2007 interest expense for the period April 20, 2007 through December 31, 2007.

Other (Income) Expense

Other expense was $19.9 million for the year ended December 31, 2008, compared with other income of $7.6 million for the year ended December 31, 2007, representing a decrease of $27.5 million. The change in other (income) expense is representative of foreign currency transaction losses in 2008 as well as the full-year results for 2008 as compared with the April 20, 2007 to December 31, 2007 period.

Income Taxes

Our effective tax rate decreased from 20.7% in 2007 to 12.7% in 2008. The decrease in the tax rate primarily resulted from the non-tax deductible goodwill impairment charge in the amount of $161.5 million at AFC in 2008.

ADESA Results

	Year Ended December 31,
(Dollars in millions)	2007	2008
ADESA revenue	$677.7	$1,123.4
Cost of services*	386.1	654.9

Gross profit*	291.6	468.5
Selling, general and administrative	142.8	244.2
Depreciation and amortization	64.6	93.2

Operating profit	$84.2	$131.1

*	Exclusive of depreciation and amortization

Revenue

Revenue from ADESA increased $445.7 million, or 66%, to $1,123.4 million for the year ended December 31, 2008, compared with $677.7 million for the year ended December 31, 2007. The increase in revenue was the result of full-year 2008 revenue compared with revenue for the period April 20, 2007 through December 31, 2007, as well as the impact of acquisitions. In addition, revenue per vehicle sold increased approximately 3% as a result of an increase in ancillary services.

The used vehicle conversion percentage, calculated as the number of vehicles sold as a percentage of the number of vehicles entered for sale at the Company’s used vehicle auctions, increased to 60.7% for the year ended December 31, 2008 compared with 57.6% for the year ended December 31, 2007.

Gross Profit

For the year ended December 31, 2008, gross profit in the ADESA segment increased $176.9 million, or 61%, to $468.5 million. Gross margin for ADESA was 41.7% of revenue for the year ended December 31, 2008 compared with 43.0% of revenue for the year ended December 31, 2007. The decrease in margins as a percentage of revenues resulted from increased fuel costs and related transportation expenses not matched by a corresponding increase in transportation revenues. The gross margin percentage decline also resulted from factors including increased rent expense and additional labor associated with handling incremental institutional vehicles. In addition, the auctions acquired in 2008 produced lower gross margins than a typical auction site as ADESA’s auction processes have not been fully implemented.

Selling, General and Administrative

Selling, general and administrative expenses for ADESA increased $101.4 million, or 71%, to $244.2 million for the year ended December 31, 2008 compared with the year ended December 31, 2007, primarily as a result of full-year 2008 expenses compared with the period April 20, 2007 through December 31, 2007. In addition, selling, general and administrative expenses increased due to increases in costs at acquired sites, consulting and travel costs related to process improvement initiatives, a loss on the sale of land related to the sale-leaseback and the separate transaction in Fairburn, Georgia and an increase in bad debt expense.

Depreciation and Amortization

The increase in depreciation and amortization for the year ended December 31, 2008 compared with the year ended December 31, 2007 was primarily a result of full-year 2008 expense compared with the period April 20, 2007 through December 31, 2007.

IAAI Results

	Year Ended December 31,
(Dollars in millions)	2007	2008
IAAI revenue	$330.1	$550.3
Cost of services*	219.0	362.9

Gross profit*	111.1	187.4
Selling, general and administrative	44.9	70.1
Depreciation and amortization	40.0	61.6

Operating profit	$26.2	$55.7

*	Exclusive of depreciation and amortization

Revenue

Revenue from IAAI increased $220.2 million, or 67%, to $550.3 million for the year ended December 31, 2008, compared with $330.1 million for the year ended December 31, 2007. The increase in revenue was the result of full-year 2008 revenue compared with revenue for the period April 20, 2007 through December 31, 2007, combined with the impact of acquisitions and greenfields and a slight increase in revenue per vehicle sold.

Gross Profit

For the year ended December 31, 2008, gross profit at IAAI increased to $187.4 million, or 34% of revenue, compared with $111.1 million, or 34% of revenue, for the year ended December 31, 2007. Cost of services increased 66% due to the full-year 2008 compared with the period April 20, 2007 through December 31, 2007. Cost of services also increased due to increases related to acquisitions and greenfields, as well as costs associated with the increased volumes. IAAI experienced an increase in tow costs primarily due to increased fuel costs and related tow charges and an increase in the number of vehicles towed. In addition, IAAI experienced increases in wages and auction expenses related to the increase in the number of vehicles sold. Occupancy costs, primarily rent, increased as a result of acquiring 17 new auction sites since the first quarter of 2007.

Selling, General and Administrative

Selling, general and administrative expenses at IAAI increased $25.2 million, or 56%, to $70.1 million for the year ended December 31, 2008, compared with $44.9 million for the year ended December 31, 2007. The increase in selling, general and administrative expenses was primarily due to a full-year 2008 compared with the period April 20, 2007 through December 31, 2007. Selling, general and administrative expenses as a percentage of revenue decreased slightly from 14% for the year ended December 31, 2007 compared to 13% for the full year 2008.

Depreciation and Amortization

The increase in depreciation and amortization for the year ended December 31, 2008 compared with the year ended December 31, 2007 was primarily a result of full-year 2008 expense compared with the period April 20, 2007 through December 31, 2007.

AFC Results

	Year Ended December 31,
(Dollars in millions except volumes and per loan amounts)	2007	2008
AFC revenue
Securitization income	$49.4	$32.4
Interest and fee income	45.5	64.8
Other revenue	1.2	1.8
Provision for credit losses	(1.1)	(1.3)

Total AFC revenue	95.0	97.7
Cost of services*	22.3	35.2

Gross profit*	72.7	62.5
Selling, general and administrative	10.7	14.6
Depreciation and amortization	17.8	25.3
Goodwill and other intangibles impairment	—	164.4

Operating profit (loss)	$44.2	$(141.8)

Loan transactions	831,154	1,147,116
Revenue per loan transaction	$114	$85

*	Exclusive of depreciation and amortization

Revenue

For the year ended December 31, 2008, AFC revenue increased $2.7 million, or 3%, to $97.7 million, compared with $95.0 million for the year ended December 31, 2007. The increase in revenue was the result of full-year 2008 revenue compared with revenue for the period April 20, 2007 through December 31, 2007, offset by a 25% decrease in revenue per loan transaction for the year ended December 31, 2008, compared with the same period in 2007.

Revenue per loan transaction, which includes both loans paid off and loans curtailed, decreased $29, or 25%, primarily as a result of an increase in credit losses for both loans held and sold and decreases in net interest rate spread.

Gross Profit

For the year ended December 31, 2008, gross profit for the AFC segment decreased $10.2 million, or 14%, to $62.5 million as a result of the increase in cost of services as a percent of revenue. Cost of services increased as a result of increased compensation and related employee benefit costs. The increase in compensation and related employee benefit costs relates to the development of Automotive Finance Consumer Division (“AFCD”), a new initiative of KAR Auction Services that offers finance and insurance solutions to independent used vehicle dealers and the headcount associated with the opening of several new loan production offices during the first eight months of 2008. As a result of the current economic conditions, AFC elected to realign and downsize in certain markets in September 2008 including closing five branches and nine other locations. The realignment resulted in recognition of approximately $0.3 million of severance and rent expense for closed locations in the year ended December 31, 2008.

Selling, General and Administrative

Selling, general and administrative expenses at AFC increased $3.9 million, or 36%, for the year ended December 31, 2008, compared with the year ended December 31, 2007. The increase was representative of a full-year 2008 compared with the period April 20, 2007 through December 31, 2007, as well as increased severance costs associated with the realignment and downsizing initiated in September 2008.

Goodwill and Other Intangibles Impairment

In light of the overall economy and in particular the automotive and finance industries which continue to face severe pressures, AFC and its customer dealer base have been negatively impacted. In addition, AFC has been negatively impacted by reduced interest rate spreads. As a result of reduced interest rate spreads and increased risk associated with lending in the automotive industry, AFC has tightened credit policies and experienced a decline in its portfolio of finance receivables. These factors contributed to lower operating profits and cash flows at AFC for 2008 compared to 2007. Based on that trend, the forecasted performance was revised. As a result, in the third quarter of 2008, a noncash goodwill impairment charge of approximately $161.5 million was recorded in the AFC reporting unit. In addition, in the third quarter of 2008, a noncash tradename impairment charge of approximately $2.9 million was recorded in the AFC reporting unit.

Depreciation and Amortization

The increase in depreciation and amortization for the year ended December 31, 2008 compared with the year ended December 31, 2007 was primarily a result of full-year 2008 expense compared with the period April 20, 2007 through December 31, 2007.

Holding Company Results

	Year Ended December 31,
(Dollars in millions)	2007	2008
Selling, general and administrative	$44.0	$54.8
Depreciation and amortization	4.2	2.7

Operating loss	$(48.2)	$(57.5)

Selling, General and Administrative

For the year ended December 31, 2008, selling, general and administrative expenses at the holding company increased $10.8 million, or 25%, to $54.8 million, primarily as a result of a full-year 2008 compared with the period April 20, 2007 through December 31, 2007. This increase was partially offset by a decrease in stock-based compensation expense related to the KAR LLC and Axle LLC operating units which are remeasured each reporting period to fair value, as well as a decrease in professional fees.

Depreciation and Amortization

The increase in depreciation and amortization for the year ended December 31, 2008 compared with the year ended December 31, 2007 was primarily a result of full-year 2008 expense compared with the period April 20, 2007 through December 31, 2007.

Overview of Results of Predecessor ADESA for the Year Ended December 31, 2006 and the Period January 1 Through April 19, 2007

(Dollars in millions)	Year Ended December 31, 2006	January 1- April 19, 2007
Revenues
Auction Services Group	$959.9	$325.4
Dealer Services Group	144.0	45.9

Total revenues	1,103.9	371.3
Cost of services*	563.8	187.3

Gross profit*	540.1	184.0
Selling, general and administrative	259.2	85.5
Depreciation and amortization	46.5	15.9
Aircraft charge	3.4	—
Transaction expenses	6.1	24.8

Operating profit	224.9	57.8
Interest expense	27.4	7.8
Other income	(6.9)	(1.9)

Income from continuing operations before income taxes	204.4	51.9
Income taxes	77.6	24.9

Income from continuing operations	$126.8	$27.0

* Exclusive of depreciation and amortization

Revenue

For the period January 1, 2007 through April 19, 2007, ADESA had revenue of $371.3 million compared with revenue of $1,103.9 million for the year ended December 31, 2006, a decrease of 66%. The decrease in revenue was primarily representative of revenue for the period January 1, 2007 through April 19, 2007 covering a shorter period of time than full year 2006 revenue. For a further discussion of revenues, gross profit and selling, general and administrative expenses, see the segment results below.

Interest Expense

Interest expense decreased $19.6 million, or 72%, to $7.8 million for the period January 1, 2007 through April 19, 2007, compared with $27.4 million for the year ended December 31, 2006. The decrease in interest expense was primarily a result of full year 2006 interest expense compared with the period January 1, 2007 through April 19, 2007.

Depreciation and Amortization

The decrease in depreciation and amortization of $30.6 million, or 66%, was primarily a result of full year 2006 expense compared with the period January 1, 2007 through April 19, 2007.

Other Income

Other income was $1.9 million for the period January 1, 2007 through April 19, 2007, compared with $6.9 million for the year ended December 31, 2006, representing a decrease of $5.0 million. The decrease in other income was a result of a decrease in interest income resulting from full year 2006 interest income compared with the period January 1, 2007 through April 19, 2007.

Income Taxes

ADESA’s effective tax rate increased from 38.0% in 2006 to 48.0% for the period January 1, 2007 through April 19, 2007. During the 2007 period, the effective tax rate was adversely impacted by non-deductible merger related costs and foreign repatriations.

Auction Services Group Results

(Dollars in millions)	Year Ended December 31, 2006	January 1- April 19, 2007
Auction services group revenues	$959.9	$325.4
Cost of services*	535.4	177.7

Gross profit*	424.5	147.7
Selling, general and administrative	215.9	69.0
Depreciation and amortization	42.2	14.7
Transaction expenses	—	4.2

Operating profit	$166.4	$59.8

* Exclusive of depreciation and amortization

Revenue

Revenue for Auction Services Group decreased $634.5 million, or 66%, to $325.4 million for the period January 1, 2007 through April 19, 2007, compared with $959.9 million for the year ended December 31, 2006. The decrease in revenue was representative of revenue for the period January 1, 2007 through April 19, 2007 covering a shorter period of time than full year 2006 revenue. The decrease in revenue primarily resulted from a 67% reduction in used vehicles sold for the period January 1, 2007 through April 19, 2007 compared with the full year 2006. The revenue per vehicle sold and the mix of vehicles sold remained consistent for the period January 1, 2007 through April 19, 2007 compared with the full year 2006.

The used vehicle conversion percentage, calculated as the number of vehicles sold as a percentage of the number of vehicles entered for sale at ADESA’s used vehicle auctions, increased to 65.8% for the period January 1, 2007 through April 19, 2007, compared with 60.4% for the year ended December 31, 2006. The increase in conversion rates was the result of a reduced supply of vehicles at auction combined with relatively constant demand.

Gross Profit

For the period January 1, 2007 through April 19, 2007, gross profit for Auction Services Group decreased $276.8 million, or 65%, to $147.7 million which is consistent with the decrease in revenue for the same periods. Gross margin for Auction Services Group was 45% of revenue for the period January 1, 2007 through April 19, 2007 compared with 44% of revenue for the year ended December 31, 2006. The increase in gross margin as a percentage of revenue resulted from lower labor costs associated with the higher conversion rates.

Selling, General and Administrative

Selling, general and administrative expenses for Auction Services Group decreased $146.9 million, or 68%, to $69.0 million for the period January 1, 2007 through April 19, 2007, compared with $215.9 million for the year ended December 31, 2006. The decrease in selling, general and administrative expenses was primarily a result of full year 2006 expense compared with the period January 1, 2007 through April 19, 2007. Selling, general and administrative expenses as a percentage of revenue decreased for the period January 1, 2007 through April 19, 2007 to 21% of revenue compared to 22% of revenue for the full year 2006.

Transaction Expenses

Transaction expenses relate to the 2007 Transactions and are comprised primarily of accelerated incentive compensation costs. There were no transaction expenses for the Auction Services Group for the year ended December 31, 2006.

Dealer Services Group Results

(Dollars in millions except volumes and per loan amounts)	Year Ended December 31, 2006	January 1- April 19, 2007
Dealer services group revenue
Securitization income	$75.1	$24.9
Interest and fee income	68.4	20.3
Other revenue	0.7	1.2
Provision for credit losses	(0.2)	(0.5)

Total Dealer services revenue	144.0	45.9
Cost of services*	28.4	9.6

Gross profit*	115.6	36.3
Selling, general and administrative	21.2	6.9
Depreciation and amortization	3.5	0.9
Transaction expenses	—	0.7

Operating profit	$90.9	$27.8

Loan transactions	1,151,702	374,711
Revenue per loan transaction	$125	$122

* Exclusive of depreciation and amortization

Revenue

Revenue for Dealer Services Group decreased $98.1 million, or 68%, to $45.9 million for the period January 1, 2007 through April 19, 2007, compared with $144.0 million for the year ended December 31, 2006. The decrease in revenue was representative of revenue for the period January 1, 2007 through April 19, 2007 covering a shorter period of time than full year 2006 revenue. In addition, the decrease in revenue was the result of a 67% decrease in loan transactions, which includes both loans paid off and loans curtailed, to 374,711 for period January 1, 2007 through April 19, 2007 compared with 1,151,702 for the year ended December 31, 2006 and a 2% decrease in revenue per loan transaction. Revenue per loan transaction decreased $3, or 2%, primarily as a result of an increase in credit losses for both loans held and sold.

Gross Profit

For the period January 1, 2007 through April 19, 2007, gross profit for Dealer Services Group decreased $79.3 million, or 69%, to $36.3 million compared with the year ended December 31, 2006. The decrease in gross profit was primarily a result of full year 2006 gross profit compared with the period January 1, 2007 through April 19, 2007. The gross margin percentages were relatively consistent during the two periods for Dealer Services Group at 79% of revenue for the period January 1, 2007 through April 19, 2007 compared with 80% of revenue for the year ended December 31, 2006. The decrease in margin percentage is the result of an increase in lot audit costs as a percentage of revenue resulting from a 3% increase in units on floorplan financing as well as an increase in collection costs as a percentage of revenue.

Selling, General and Administrative

Selling, general and administrative expenses for Dealer Services Group decreased $14.3 million, or 67%, to $6.9 million for the period January 1, 2007 through April 19, 2007, compared with $21.2 million for the year ended December 31, 2006. The decrease in selling, general and administrative expenses was primarily a result of full year 2006 expenses compared with the period January 1, 2007 through April 19, 2007. Selling, general and administrative expenses as a percentage of revenue were consistent for the Dealer Services Group at 15% of revenue for the period January 1, 2007 through April 19, 2007 and for the year ended December 31, 2006.

Transaction Expenses

Transaction expenses relate to the 2007 Transactions and are comprised primarily of accelerated incentive compensation costs. There were no transaction expenses at the Dealer Services Group for the year ended December 31, 2006.

Holding Company Results

(Dollars in millions)	Year Ended December 31, 2006	January 1- April 19, 2007
Selling, general and administrative	$22.1	$9.6
Depreciation and amortization	0.8	0.3
Aircraft charge	3.4	—
Transaction expenses	6.1	19.9

Operating loss	$(32.4)	$(29.8)

Selling, General and Administrative

Selling, general and administrative expenses at the Holding Company decreased $12.5 million, or 57%, to $9.6 million for the period January 1, 2007 through April 19, 2007, compared with $22.1 million for the year ended December 31, 2006. The decrease in selling, general and administrative expenses was primarily a result of lower compensation and related benefit costs and consulting expense for the period January 1, 2007 to April 19, 2007 compared with the full year 2006.

Aircraft Charge

The aircraft charge represents the noncash pretax charge for a reduction of ownership interests in the aircraft and other costs associated with the termination of the aircraft agreement with ALLETE.

Transaction Expenses

Transaction expenses relating to the 2007 Transactions increased by $13.8 million in the period January 1, 2007 through April 19, 2007 compared to the year ended December 31, 2006. The increase primarily related to legal and professional fees as well as accelerated incentive compensation costs for the period January 1, 2007 through April 19, 2007.

Overview of Results of Predecessor IAAI for the Year Ended December 31, 2006 and the Period January 1 Through April 19, 2007

(Dollars in millions)	Year Ended December 31, 2006	January 1- April 19 2007
IAAI revenue	$331.9	$114.8
Cost of services	254.9	82.5

Gross profit	77.0	32.3
Selling, general and administrative	50.9	21.4
Loss (gain) related to flood	3.5	(0.1)

Operating profit	22.6	11.0
Interest expense	30.6	10.0
Other (income) expense	0.9	(0.1)

Income (loss) before income taxes	(8.9)	1.1
Income taxes	(1.7)	1.5

Net loss	$(7.2)	$(0.4)

Revenue

Revenue for IAAI decreased $217.1 million, or 65%, to $114.8 million for the period January 1, 2007 through April 19, 2007, compared with $331.9 million for the year ended December 31, 2006. The decrease in revenue was primarily a result of full year 2006 revenue compared with the period January 1, 2007 through April 19, 2007. For the period January 1, 2007 through April 19, 2007, units sold decreased 65% as compared to the year ended December 31, 2006.

Gross Profit

For the period January 1, 2007 through April 19, 2007, gross profit for IAAI decreased $44.7 million, or 58%, to $32.3 million. Gross margin for IAAI was 28% of revenue for the period January 1, 2007 through April 19, 2007 compared with 23% of revenue for the year ended December 31, 2006. The gross margin percentage increase primarily related to the elimination of 2006 auction yard costs associated with Hurricane Katrina vehicles.

Selling, General and Administrative

Selling, general and administrative expenses for IAAI decreased $29.5 million, or 58%, to $21.4 million for the period January 1, 2007 through April 19, 2007, compared with $50.9 million for the year ended December 31, 2006. The decrease in selling, general and administrative expenses was primarily a result of full year 2006 expense compared with the period January 1, 2007 through April 19, 2007. Selling, general and administrative expenses as a percentage of revenue increased for the period January 1, 2007 through April 19, 2007 to 19% of revenue compared with 15% of revenue for the full year 2006. The increase in selling, general and administrative expenses as a percentage of revenue was driven primarily by increased stock-based compensation, incentive compensation and legal expenses.

Loss Related to Flood

On March 19, 2006, the Company’s Grand Prairie, Texas facility was flooded when the local utility opened reservoir flood gates causing the waters of Mountain Creek to spill over into the facility, resulting in water damage to the majority of vehicles on the property as well as interior office space. The company recorded a loss of $3.5 million for the year ended December 31, 2006.

Interest Expense

Interest expense decreased $20.6 million, or 67%, to $10.0 million for the period January 1, 2007 through April 19, 2007, compared with $30.6 million for the year ended December 31, 2006. The decrease in interest expense was primarily a result of full year 2006 interest expense compared with the period January 1, 2007 through April 19, 2007.

Supplemental Discussion of Operating Results Summary for the Year Ended December 31, 2008

The following supplemental discussion includes pro forma information for the year ended December 31, 2007. The pro forma information should not be considered in isolation or as a substitute for analysis of the results as reported under GAAP. For a discussion of our GAAP results for the comparable periods, see “Operating Results Summary for the Years Ended December 31, 2008 and 2007”.

The 2007 Transactions were completed on April 20, 2007. Pro forma adjustments have been made to the historical statements of income for the year ended December 31, 2007 as if the 2007 Transactions had been completed on January 1, 2006. These adjustments help make the results of operations for the year ended December 31, 2007 comparable to the results of operations for the year ended December 31, 2008.

The following unaudited pro forma results of operations for the year ended December 31, 2007 are based on the predecessor financial statements of ADESA and IAAI as adjusted to combine the financial statements of ADESA Impact and IAAI and to illustrate the estimated pro forma effects of the 2007 Transactions as if they had occurred on January 1, 2006. KAR Auction Services commenced operations on April 20, 2007.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed results are presented for informational purposes only. The unaudited pro forma results do not purport to represent what our results of operations would have been had the 2007 Transactions actually occurred on the dates indicated and they do not purport to project our results of operations for any future period.

The unaudited pro forma results of operations for the year ended December 31, 2007 should be read in conjunction with the information contained in “Combination of ADESA and IAAI” and the financial statements and related notes thereto, appearing elsewhere in this prospectus. The pro forma adjustments inherent in the segments results presented below include: pro forma interest expense resulting from the new capital structure; pro forma depreciation and amortization expense resulting from the new basis of property and equipment and intangible assets; and adjustments to selling and administrative expenses for the annual sponsor advisory fees. In addition, certain human resources and information technology costs that ADESA had historically allocated to its segments and certain professional fees historically recorded at the segments were reclassified to the holding company for all periods presented. Transaction expenses, representing legal and professional fees as well as accelerated incentive compensation costs, were also removed from 2007 operating results.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2007

(Dollars in millions)	KAR Auction Services January 1, 2007 to December 31, 2007(f)	ADESA January 1, 2007 to April 19, 2007	IAAI January 1, 2007 to April 19, 2007	2007 Transactions Pro Forma Adjustments		Consolidated Pro Forma January 1, 2007 to December 31, 2007
Statement of Operations Data:
Net revenues	$1,102.8	$371.3	$114.8	$—		$1,588.9
Cost of goods sold	627.4	187.3	76.5	—		891.2

Gross profit	475.4	184.0	38.3	—		697.7
Selling, general & administrative expenses	242.4	85.5	19.5	0.8	(a)	348.2
Depreciation & amortization	126.6	15.9	7.9	25.7	(b)	176.1
Transaction expenses	—	24.8	—	(24.8	)(c)	—

Operating income	106.4	57.8	10.9	(1.7)		173.4
Interest expense	162.3	7.8	10.0	46.2	(d)	226.3
Other expense (income)	(7.6)	(1.9)	(0.2)	—		(9.7)

Income (loss) before income taxes	(48.3)	51.9	1.1	(47.9)		(43.2)
Income taxes	(10.0)	24.9	1.5	(33.8	)(e)	(17.4)

Net (loss) income from cont. operations	$(38.3)	$27.0	$(0.4)	$(14.1)		$(25.8)

(a)	Reflects the net adjustment to selling, general and administrative expense for January 1 through April 19 for the annual sponsor financial advisory fees.
(b)	Represents pro forma depreciation and amortization for January 1 through April 19 resulting from our revalued assets.
(c)	Represents legal and professional fees as well as accelerated incentive compensation costs associated with the 2007 Transactions.
(d)	Represents pro forma interest expense for January 1 through April 19 resulting from our new capital structure.
(e)	Represents the estimated tax effect of the pro forma adjustments, calculated at a rate consistent with the post-merger rate.
(f)	We were incorporated on November 9, 2006, but had no operations until the consummation of the 2007 Transactions on April 20, 2007.

Overview of Results of KAR Auction Services for the Year Ended December 31, 2008 and Pro Forma Results for the Year Ended December 31, 2007

	Year Ended December 31,
(Dollars in millions)	2007 (Pro Forma)	2008
Revenues
ADESA	$965.5	$1,123.4
IAAI	482.5	550.3
AFC	140.9	97.7

Total revenues	1,588.9	1,771.4
Cost of services*	891.2	1,053.0

Gross profit*	697.7	718.4
Selling, general and administrative	348.2	383.7
Depreciation and amortization	176.1	182.8
Goodwill and other intangibles impairment	—	164.4

Operating profit (loss)	173.4	(12.5)
Interest expense	226.3	215.2
Other (income) expense	(9.7)	19.9

Loss from continuing operations before income taxes	(43.2)	(247.6)
Income taxes	(17.4)	(31.4)

Loss from continuing operations	($25.8)	($216.2)

*	Exclusive of depreciation and amortization

For the year ended December 31, 2008, we had revenue of $1,771.4 million compared with pro forma revenue of $1,588.9 million for the year ended December 31, 2007, an increase of 11%. Included in the results for the year ended December 31, 2008, is a $164.4 million charge related to goodwill and tradename impairment at AFC. For further details see the “Goodwill and Other Intangibles Impairment” discussion under the AFC Results below. For a further discussion of revenues, gross profit and selling, general and administrative expenses, see the segment results discussions below.

Interest Expense

Interest expense decreased $11.1 million, or 5%, to $215.2 million for the year ended December 31, 2008, compared with pro forma interest expense of $226.3 million for the year ended December 31, 2007. The decrease in interest expense was the result of repayments on long-term debt of $59.3 million which decreased the outstanding principal balance of our debt. In addition, a decrease in interest rates in 2008 reduced interest expense for our variable rate debt instruments.

Other (Income) Expense

Other expense was $19.9 million for the year ended December 31, 2008 compared with other income of $9.7 million for the year ended December 31, 2007, representing a decrease of $29.6 million. The change in other (income) expense is primarily representative of foreign currency transaction losses in 2008 as well as a decrease in interest income resulting from a decrease in interest rates and cash balances in 2008 compared with 2007.

Income Taxes

Our pro forma effective tax rate decreased from 40.3% in 2007 to 12.7% in 2008. The decrease in tax rate primarily resulted from the non tax deductible $161.5 million goodwill impairment charge at AFC in 2008.

ADESA Results

	Year Ended December 31,
(Dollars in millions)	2007 (Pro Forma)	2008
ADESA revenue	$965.5	$1,123.4
Cost of services*	541.5	654.9

Gross profit*	424.0	468.5
Selling, general and administrative	200.7	244.2
Depreciation and amortization	89.5	93.2

Operating profit	$133.8	$131.1

*	Exclusive of depreciation and amortization

Revenue

Revenue from ADESA increased $157.9 million, or 16%, to $1,123.4 million for the year ended December 31, 2008, compared with $965.5 million for the year ended December 31, 2007. The increase in revenue was primarily a result of a 6% increase in revenue per vehicle sold for the year ended December 31, 2008 compared with the year ended December 31, 2007, and a 10% increase in the number of vehicles sold.

The 6% increase in revenue per vehicle sold resulted in increased auctions revenue of approximately $75.5 million. The increase in revenue per vehicle sold was primarily attributable to an increase in ancillary services such as transportation and other services. These factors resulted in increased ADESA revenue of approximately $61.7 million. The higher transportation and other ancillary services revenues also resulted in corresponding increases in cost of services. Incremental fee income related to selective fee increases resulted in increased ADESA revenue of approximately $11.5 million. Fluctuations in the Canadian exchange rate increased revenue by approximately $2.3 million for the year ended December 31, 2008 compared with the year ended December 31, 2007.

The total number of used vehicles sold at ADESA increased 10% for the year ended December 31, 2008 compared with year ended December 31, 2007, resulting in an increase in ADESA revenue of approximately $82.4 million. Approximately 6% of the volume sold increase was attributable to acquisitions and approximately 4% was representative of same-store volume increases.

The used vehicle conversion percentage, calculated as the number of vehicles sold as a percentage of the number of vehicles entered for sale at our used vehicle auctions, increased to 60.7% for the year ended December 31, 2008 compared with 60.0% for the year ended December 31, 2007. Although the conversion rate appears comparable on a consolidated basis, it is skewed due to a mix shift toward institutional vehicles which convert at a higher rate. Individually, conversion rates for dealer consignment and institutional vehicles are down compared to the prior year.

Gross Profit

For the year ended December 31, 2008, gross profit in the ADESA segment increased $44.5 million, or 10%, to $468.5 million. Gross margin for ADESA was 41.7% of revenue for the year ended

December 31, 2008 compared with 43.9% of revenue for the year ended December 31, 2007. The decrease in margins as a percentage of revenues resulted from increased fuel costs and related transportation expenses, not matched by a corresponding increase in transportation revenues. The gross margin percentage decline also resulted from factors including increased rent expense and additional labor associated with handling incremental institutional vehicles. In addition, the auctions acquired in 2008 produced lower gross margins than a typical auction site as ADESA’s auction processes have not been fully implemented.

Selling, General and Administrative

Selling, general and administrative expenses for the ADESA segment increased $43.5 million, or 22%, to $244.2 million for the year ended December 31, 2008 compared with the year ended December 31, 2007, primarily due to $16.9 million of costs at acquired sites, $11.7 million of consulting and travel costs related to process improvement initiatives, a $10.7 million loss on the sale of land related to the sale-leaseback and the separate transaction in Fairburn, Georgia, a $5.1 million increase in bad debt expense, $0.6 million of marketing costs and $0.4 million of fluctuations in the Canadian exchange rate, partially offset by a decrease in compensation and related employee benefit costs.

IAAI Results

	Year Ended December 31,
(Dollars in millions)	2007 (Pro Forma)	2008
IAAI revenue	$482.5	$550.3
Cost of services*	317.9	362.9

Gross profit*	164.6	187.4
Selling, general and administrative	67.8	70.1
Depreciation and amortization	58.6	61.6

Operating profit	$38.2	$55.7

*	Exclusive of depreciation and amortization

Revenue

Revenue from IAAI increased $67.8 million, or 14%, to $550.3 million for the year ended December 31, 2008, compared with $482.5 million for the year ended December 31, 2007. The increase in revenue was a result of a 13% increase in salvage vehicles sold combined with a slight increase in revenue per vehicle sold, during the year ended December 31, 2008. The increase in salvage vehicles sold was primarily a result of volumes provided by acquisitions and greenfields of 10% in addition to growth in vehicles sold on a same-store basis of 3%.

Gross Profit

For the year ended December 31, 2008, gross profit at IAAI increased to $187.4 million, or 34% of revenue, compared with $164.6 million, or 34% of revenue, for the year ended December 31, 2007. Cost of services increased 14% due to increases related to acquisitions and greenfields, as well as costs associated with the increased volumes. IAAI experienced an increase in tow costs primarily due to increased fuel costs and related tow charges and an increase in the number of vehicles towed. In addition, IAAI experienced increases in wages and auction expenses related to the increase in the number of vehicles sold. Occupancy costs, primarily rent, increased as a result of acquiring 17 new auction sites since the first quarter of 2007.

Selling, General and Administrative

Selling, general and administrative expenses at IAAI increased $2.3 million, or 3%, to $70.1 million for the year ended December 31, 2008, compared with $67.8 million for the year ended December 31, 2007. The increase in selling, general and administrative expenses was attributable to increases in companywide delivery expenses, supplies, advertising expenses, sales and marketing expenses, and integration expense. This increase was partially offset by a decrease in incentive compensation and a decrease in stock compensation expense attributable to the 2007 Transactions.

AFC Results

	Year Ended December 31,
(Dollars in millions except volumes and per loan amounts)	2007 (Pro Forma)	2008
AFC revenue
Securitization income	$74.2	$32.4
Interest and fee income	65.8	64.8
Other revenue	2.4	1.8
Provision for credit losses	(1.5)	(1.3)

Total AFC revenue	140.9	97.7
Cost of services*	31.8	35.2

Gross profit*	109.1	62.5
Selling, general and administrative	16.2	14.6
Depreciation and amortization	25.3	25.3
Goodwill and other intangibles impairment	—	164.4

Operating profit (loss)	$67.6	$(141.8)

Loan transactions	1,205,865	1,147,116
Revenue per loan transaction	$117	$85

*	Exclusive of depreciation and amortization

Revenue

For the year ended December 31, 2008, AFC revenue decreased $43.2 million, or 31%, to $97.7 million, compared with $140.9 million for the year ended December 31, 2007. The decrease in revenue was the result of a 27% decrease in revenue per loan transaction for the year ended December 31, 2008, compared with the same period in 2007 and a 5% decrease in loan transactions to 1,147,116 for the year ended December 31, 2008.

Revenue per loan transaction, which includes both loans paid off and loans curtailed, decreased $32, or 27%, primarily as a result of an increase in credit losses for both loans held and sold and decreases in net interest rate spread.

Gross Profit

For the year ended December 31, 2008, gross profit for the AFC segment decreased $46.6 million, or 43%, to $62.5 million as a result of the 31% decrease in revenue as well as a 11% increase in cost of services. Cost of services increased as a result of increased compensation and related employee benefit costs. The increase in compensation and related employee benefit costs relates to the development of Automotive Finance Consumer Division, or AFCD, a new initiative of KAR Auction

Services that offers finance and insurance solutions to independent used vehicle dealers and the headcount associated with the opening of several new branches during the first eight months of 2008. As a result of the current economic conditions, AFC elected to realign and downsize in certain markets in September 2008 including closing five branches and nine other locations. The realignment resulted in recognition of approximately $0.3 million of severance and rent expense for closed locations in the year ended December 31, 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses at AFC decreased $1.6 million, or 10%, for the year ended December 31, 2008, compared with the year ended December 31, 2007. The decrease was primarily the result of decreased professional and promotional expenses as well as decreased payroll and compensation costs, partially offset by increased severance costs associated with the realignment and downsizing initiated in September 2008.

Goodwill and Other Intangibles Impairment

In light of the overall economy and in particular the automotive and finance industries which continue to face severe pressures, AFC and its customer dealer base have been negatively impacted. In addition, AFC has been negatively impacted by reduced interest rate spreads. As a result of reduced interest rate spreads and increased risk associated with lending in the automotive industry, AFC has tightened credit policies and experienced a decline in its portfolio of finance receivables. These factors contributed to lower operating profits and cash flows at AFC for 2008 compared to 2007. Based on that trend, the forecasted performance was revised. As a result, in the third quarter of 2008, a noncash goodwill impairment charge of approximately $161.5 million was recorded in the AFC reporting unit. In addition, in the third quarter of 2008, a noncash tradename impairment charge of approximately $2.9 million was recorded in the AFC reporting unit.

Holding Company Results

	Year Ended December 31,
(Dollars in millions)	2007 (Pro Forma)	2008
Selling, general and administrative	$63.5	$54.8
Depreciation and amortization	2.7	2.7

Operating loss	$(66.2)	$(57.5)

Selling, General and Administrative Expenses

For the year ended December 31, 2008, selling, general and administrative expenses at the holding company decreased $8.7 million, or 14%, to $54.8 million, primarily as a result of a decrease in stock-based compensation expense related to the KAR LLC and Axle LLC operating units which are remeasured each reporting period to fair value, as well as a decrease in professional fees.

Supplemental Discussion of Operating Results Summary for the Year Ended December 31, 2007

The 2007 Transactions were completed on April 20, 2007. Pro forma adjustments have been made to the historical statements of income for the years ended December 31, 2007 and 2006 as if the 2007 Transactions had been completed on January 1, 2006. These adjustments help make the results of operations for the year ended December 31, 2006 comparable to the results of operations for the year ended December 31, 2007.

The following unaudited pro forma condensed results of operations for the years ended December 31, 2007 and 2006 are based on the predecessor financial statements of ADESA and IAAI, appearing elsewhere in this prospectus, as adjusted to combine the financial statements of ADESA

Impact and IAAI and to illustrate the estimated pro forma effects of the 2007 Transactions as if they had occurred on January 1, 2006. We were incorporated on November 9, 2006, but had no operations until the consummation of the 2007 Transactions on April 20, 2007.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma results are presented for informational purposes only. The unaudited pro forma results do not purport to represent what our results of operations would have been had the 2007 Transactions actually occurred on the dates indicated and they do not purport to project our results of operations for any future period.

The unaudited pro forma results of operations for the years ended December 31, 2007 and 2006 should be read in conjunction with the information contained in the financial statements and related notes thereto, appearing elsewhere in this prospectus. The pro forma adjustments inherent in the segment results presented below include: pro forma interest expense resulting from the new capital structure; pro forma depreciation and amortization expense resulting from the new basis of property and equipment and intangible assets; and adjustments to selling, general and administrative expenses for the annual sponsor advisory fees. In addition, certain human resources and information technology costs that ADESA had historically allocated to its segments and certain professional fees historically recorded at the segments were reclassified to the holding company for all periods presented. Transaction expenses, representing legal and professional fees as well as accelerated incentive compensation costs, were also removed from 2007 operating results.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2006

(Dollars in millions)	ADESA December 31, 2006	IAAI December 31, 2006	2007 Transactions Pro Forma Adjustments		Consolidated Pro Forma December 31, 2006
Statement of Operations Data:
Net revenues	$1,103.9	$332.0	$(2.2	)(a)	$1,433.7
Cost of goods sold	563.8	235.8	—		799.6

Gross profit	540.1	96.2	(2.2)		634.1
Selling, general & administrative expenses	268.7	43.0	(6.6	)(b)	305.1
Depreciation & amortization	46.5	23.9	110.8	(c)	181.2
Loss related to flood	—	3.5	—		3.5

Operating income	224.9	25.8	(106.4)		144.3
Interest expense	27.4	30.6	174.4	(d)	232.4
Other (income) expense	(6.9)	4.0	(1.3	)(e)	(4.2)

Income (loss) before income taxes	204.4	(8.8)	(279.5)		(83.9)
Income taxes	77.6	(1.6)	(92.1	)(f)	(16.1)

Net income (loss) from cont. operations	$126.8	$(7.2)	$(187.4)		$(67.8)

(a)	Reflects adjustment of finance receivables to fair value.
(b)	Represents legal and professional fees associated with the 2007 Transactions, an aircraft charge at ADESA and an increase in the annual sponsor financial advisory fees.
(c)	Represents pro forma depreciation and amortization resulting from our revalued assets.
(d)	Represents pro forma interest expense resulting from our new capital structure.
(e)	Represents a loss on the early extinguishment of debt at IAAI.
(f)	Represents the estimated tax effect of the pro forma adjustments.

Overview of Pro Forma Results of KAR Auction Services for the Years Ended December 31, 2007 and 2006

	Pro Forma Year Ended December 31,
(Dollars in millions)	2006	2007
Revenues
ADESA	$853.8	$965.5
IAAI	438.1	482.5
AFC	141.8	140.9

Total revenues	1,433.7	1,588.9
Cost of services*	799.6	891.2

Gross profit*	634.1	697.7
Selling, general and administrative	305.1	348.2
Depreciation and amortization	181.2	176.1
Loss related to flood	3.5	—

Operating profit	144.3	173.4
Interest expense	232.4	226.3
Other income	(4.2)	(9.7)

Loss from continuing operations before income taxes	(83.9)	(43.2)
Income taxes	(16.1)	(17.4)

Loss from continuing operations	$(67.8)	$(25.8)

*	Exclusive of depreciation and amortization

For the year ended December 31, 2007, we had pro forma revenue of $1,588.9 million compared with pro forma revenue of $1,433.7 million for the year ended December 31, 2006, an increase of 11%. Included in the pro forma results for the year ended December 31, 2006, was a $2.7 million pretax charge related to the correction of certain unreconciled balance sheet differences concealed by a former employee at ADESA’s Kitchener, Ontario, auction facility. In addition, the results for the year ended December 31, 2006 included a $3.5 million loss related to the flood at IAAI’s Grand Prairie, Texas facility. The flood loss consisted of a loss of vehicles and fixed assets as well as costs to clean up the facility.

Pro Forma ADESA Results

	Pro Forma Year Ended December 31,
(Dollars in millions)	2006	2007
ADESA revenue	$853.8	$965.5
Cost of services*	468.6	541.5

Gross profit*	385.2	424.0
Selling, general and administrative	179.9	200.7
Depreciation and amortization	92.5	89.5

Operating profit	$112.8	$133.8

*	Exclusive of depreciation and amortization

Revenue

Revenue from ADESA increased $111.7 million, or 13%, to $965.5 million for the year ended December 31, 2007, compared with $853.8 million for the year ended December 31, 2006. The 13% increase in revenue was a result of an 8% increase in revenue per vehicle sold for the year ended December 31, 2007 compared with the year ended December 31, 2006, and a 5% increase in the number of vehicles sold.

An 8% increase in revenue per vehicle sold resulted in increased auctions revenue of approximately $71.5 million. The increase in revenue per vehicle sold was primarily attributable to an increase in ancillary services such as transportation and other services. These factors resulted in increased ADESA revenue of approximately $37.8 million. The higher transportation and other ancillary services revenues also resulted in corresponding increases in cost of services. Incremental fee income related to selective fee increases and higher wholesale used vehicle values resulted in increased ADESA revenue of approximately $20.8 million. Fluctuations in the Canadian exchange rate increased revenue by approximately $12.9 million for the year ended December 31, 2007 compared with the year ended December 31, 2006.

While the number of retail used vehicles sold in North America decreased, the total number of wholesale vehicles sold at ADESA increased 5% in the year ended December 31, 2007 compared with year ended December 31, 2006, resulting in an increase in ADESA revenue of approximately $40.2 million.

The used vehicle conversion percentage, calculated as the number of vehicles sold as a percentage of the number of vehicles entered for sale at our used vehicle auctions, was 60.0% for the year ended December 31, 2007 compared with 60.4% for the year ended December 31, 2006.

Gross Profit

For the year ended December 31, 2007, gross profit in the ADESA segment increased $38.8 million, or 10%, to $424.0 million. The 13% increase in revenues was the leading factor increasing gross profit for the ADESA segment, despite an increase in cost of services on both a dollar and percentage of revenues basis. Increases in transportation costs (which includes fuel costs) and other ancillary services costs of $35.3 million was a leading driver of the increase in cost of services for the ADESA segment. Cost of services also increased due to the costs associated with handling additional used vehicles entered for sale at our used vehicle auctions for the year ended December 31, 2007 compared with the year ended December 31, 2006. Fluctuations in the Canadian exchange rate increased cost of services at the ADESA segment by approximately $7.4 million.

Selling, General and Administrative

Selling, general and administrative expenses for the ADESA segment increased $20.8 million, or 12%, to $200.7 million for the year ended December 31, 2007 compared with the prior year, primarily due to increases in compensation and related employee benefit costs, consulting and travel costs related to process improvement initiatives, marketing costs and costs at acquired sites. These increases were partially offset by a $2.7 million pretax charge in 2006 related to unreconciled balance sheet differences concealed by a former employee at ADESA’s Kitchener, Ontario, auction facility.

Pro Forma IAAI Results

	Pro Forma Year Ended December 31,
(Dollars in millions)	2006	2007
IAAI revenue	$438.1	$482.5
Cost of services*	302.6	317.9

Gross profit*	135.5	164.6
Selling, general and administrative	53.6	67.8
Depreciation and amortization	57.3	58.6
Loss related to flood	3.5	—

Operating profit	$21.1	$38.2

*	Exclusive of depreciation and amortization

Revenue

Revenue from IAAI increased $44.4 million, or 10%, to $482.5 million for the year ended December 31, 2007, compared with $438.1 million for the year ended December 31, 2006. The increase in revenue was a result of an 18% increase in salvage vehicles sold during the year ended December 31, 2007. The increase in salvage vehicles sold was primarily a result of volumes provided by acquisitions and greenfields in addition to growth in vehicles sold on a same-store basis. The increase in revenue was partially offset by reduced proceeds from units sold under purchase agreements with customers. For purchase agreement vehicles, the gross sales price of the vehicle is recognized as revenue. Vehicles sold under purchase agreements represented less than 4% of total vehicles sold.

Gross Profit

For the year ended December 31, 2007, gross profit at IAAI increased to $164.6 million, or 34% of revenue, compared with $135.5 million, or 31% of revenue, for the year ended December 31, 2006. Cost of services increased 5% due to increases related to acquisitions and greenfields, as well as costs associated with the increased volumes; however, cost of services increased at a lower rate than revenues. IAAI has negotiated a number of tow contracts in the current year resulting in lower tow costs per vehicle towed. In addition, IAAI has reduced its auction yard costs due to the elimination of costs associated with Hurricane Katrina related vehicles.

Selling, General and Administrative

Selling, general and administrative expenses at IAAI increased $14.2 million, or 26%, to $67.8 million for the year ended December 31, 2007, compared with $53.6 million for the year ended December 31, 2006. The increase in selling, general and administrative expenses was primarily attributable to integration costs associated with the integration of ADESA Impact into IAAI and an increase in stock compensation expense. The integration costs represent travel, consulting costs, outside labor and retention agreements.

Pro Forma AFC Results

	Pro Forma Year Ended December 31,
(Dollars in millions)	2006	2007
AFC revenue
Securitization income	$74.2	$74.2
Interest and fee income	67.0	65.8
Other revenue	0.8	2.4
Provision for credit losses	(0.2)	(1.5)

Total AFC revenue	141.8	140.9
Cost of services*	28.4	31.8

Gross profit*	113.4	109.1
Selling, general and administrative	16.5	16.2
Depreciation and amortization	25.4	25.3

Operating profit	$71.5	$67.6

Loan transactions	1,151,702	1,205,865
Revenue per loan transaction	$123	$117

*	Exclusive of depreciation and amortization

Revenue

For the year ended December 31, 2007, AFC pro forma revenue decreased $0.9 million, or less than 1%, to $140.9 million, compared with $141.8 million for the year ended December 31, 2006. A 5% increase in the number of loan transactions was offset by a 5% decrease in revenue per loan transaction for the year ended December 31, 2007, compared with 2006. The increase in loan transactions to 1,205,865 for the year ended December 31, 2007 was primarily the result of an increase in floorplan utilization by AFC’s existing dealer base.

Revenue per loan transaction, which includes both loans paid off and loans curtailed, decreased $6, or 5%, primarily as a result of decreases in net interest rate spread and an increase in the provision for credit losses for both loans held and sold partially offset by increases in the average portfolio duration and the average values of vehicles floored.

Gross Profit

For the year ended December 31, 2007, gross profit for the AFC segment decreased $4.3 million, or 4%, to $109.1 million as a result of the 12% increase in cost of services and the $0.9 million decrease in revenue. Cost of services increased as a result of increased professional fees, compensation and related employee benefit cost increases, increased expenses associated with lot checks and processing additional loan transactions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses at AFC decreased $0.3 million, or 2%, for the year ended December 31, 2007 compared with the year ended December 31, 2006. The decrease is primarily the result of decreases in compensation costs.

Pro Forma Holding Company Results

	Pro Forma Year Ended December 31,
(Dollars in millions)	2006	2007
Selling, general and administrative	$55.1	$63.5
Depreciation and amortization	6.0	2.7

Operating loss	$(61.1)	$(66.2)

Selling, General and Administrative Expenses

For the year ended December 31, 2007, selling, general and administrative expenses at the holding company increased $8.4 million, or 15%, to $63.5 million, primarily due to increases in compensation and related employee benefit costs as well as professional and consulting fees.

Liquidity and Capital Resources

We believe that the significant indicators of liquidity for our business are cash on hand, cash flow from operations, working capital and amounts available under our credit facility. Our principal sources of liquidity consist of cash generated by operations and borrowings under our revolving credit facility.

(Dollars in millions)	December 31, 2007(1)	December 31, 2008	September 30, 2009
Cash and cash equivalents	$204.1	$158.4	$380.8
Restricted cash	16.9	15.9	8.8
Working capital	442.1	304.3	447.3
Amounts available under credit facility(2)	300.0	300.0	300.0
Cash flow from operations	96.8	224.9	239.1

(1)	We were incorporated on November 9, 2006, but had no operations until the consummation of the 2007 Transactions on April 20, 2007.
(2)	There were related outstanding letters of credit totaling approximately $17.5 million, $29.3 million and $31.3 million at December 31, 2007, December 31, 2008 and September 30, 2009, respectively, which reduce the amount available for borrowings under our credit facility.

Working Capital

A substantial amount of our working capital is generated from the payments received for services provided. The majority of our working capital needs are short-term in nature, usually less than a week in duration. Due to the decentralized nature of the business, payments for most vehicles purchased are received at each auction and branch. Most of the financial institutions place a temporary hold on the availability of the funds deposited that generally can range up to two business days, resulting in cash in our accounts and on our balance sheet that is unavailable for use until it is made available by the various financial institutions. Over the years, we have increased the amount of funds that are available for immediate use and are actively working on initiatives that will continue to decrease the time between the deposit of and the availability of funds received from customers. There are outstanding checks (book overdrafts) to sellers and vendors included in current liabilities. Because a portion of these outstanding checks for operations in the U.S. are drawn upon bank accounts at financial institutions other than the financial institutions that hold the cash, we cannot offset all the cash and the outstanding checks on our balance sheet.

AFC offers short-term inventory-secured financing, also known as floorplan financing, to used vehicle dealers. Financing is primarily provided for terms of 30 to 60 days. AFC principally generates its funding through the sale of its U.S. dollar denominated receivables. For further discussion of AFC’s securitization arrangements, see “Off-Balance Sheet Arrangements.”

Credit Facilities

On April 20, 2007, we entered into a $1,865 million senior credit facility, pursuant to the terms and conditions of the Credit Agreement. The Credit Agreement provides for a six and one-half year $1,565 million senior term loan, or the term loan, and a six year $300 million revolving senior credit facility, or the revolving credit facility. The term loan will be repaid in quarterly installments at an amount of 0.25% of the initial term loan, with the remaining principal balance due on October 19, 2013. The revolving credit facility may be used for loans, and up to $75 million may be used for letters of credit. The revolving loans may be borrowed, repaid and reborrowed until April 19, 2013, at which time all revolving amounts borrowed must be repaid. Under the terms of the Credit Agreement, the lenders committed to provide advances and letters of credit in an aggregate amount of up to $1,865 million, subject to certain conditions. Borrowings under the Credit Agreement may be used to finance working capital and acquisitions permitted under the Credit Agreement and for other corporate purposes.

The revolving credit facility bears interest at a rate equal to LIBOR plus a margin ranging from 150 basis points to 225 basis points depending on our total leverage ratio. As of September 30, 2009, our revolving credit facility margin based on our leverage ratio was 225 basis points. The revolving credit facility also provides for both overnight and swingline borrowings at a rate of prime plus a margin ranging from 50 basis points to 125 basis points. At September 30, 2009 the applicable margin was 125 basis points. The term loan bears interest at a rate equal to LIBOR plus a margin of either 200 basis points or 225 basis points depending on our total leverage ratio and ratings received from Moody’s and Standard and Poor’s. As of September 30, 2009, our term loan margin was 225 basis points.

Our $300 million revolving line of credit was undrawn as of September 30, 2009. There were related outstanding letters of credit totaling approximately $31.3 million at September 30, 2009, which reduce the amount available for borrowings under our revolving credit facility. In the third quarter of 2009, we amended our Canadian line of credit and as a result it was reduced from C$8 million to C$4 million. The Canadian line of credit was undrawn as of September 30, 2009; however, there were related letters of credit outstanding totaling approximately $1.7 million at September 30, 2009, which reduce credit available under the Canadian line of credit, but do not affect amounts available for borrowings under our revolving credit facility.

The Credit Agreement contains certain restrictive loan covenants, including, among others, a financial covenant requiring a maximum consolidated senior secured leverage ratio be satisfied as of the last day of each fiscal quarter if revolving loans are outstanding, and covenants limiting our ability to incur indebtedness, grant liens, make acquisitions, consummate change of control transactions, dispose of assets, pay dividends, make capital expenditures, make investments and engage in certain transactions with affiliates. The leverage ratio covenant is based on consolidated Adjusted EBITDA which is EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude among other things (a) gains and losses from asset sales; (b) unrealized foreign currency translation gains and losses in respect of indebtedness; (c) certain non-recurring gains and losses; (d) stock option expense; (e) certain other noncash amounts included in the determination of net income; (f) management, monitoring, consulting and advisory fees paid to the equity sponsors; (g) charges and revenue reductions resulting from purchase accounting; (h) unrealized gains and losses on hedge agreements; (i) minority interest expense; (j) expenses associated with the consolidation of salvage operations; (k) consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; (l) expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; (m) expenses incurred in connection with permitted acquisitions; and (n) any impairment charges or write-offs of intangibles. Adjusted EBITDA per the Credit Agreement adds the pro forma impact of recent acquisitions and the pro forma cost savings per the credit agreement to Adjusted EBITDA.

The covenants contained within the senior credit facility are critical to an investor’s understanding of our financial liquidity, as the violation of these covenants could result in a default and lenders could elect to declare all amounts borrowed immediately due and payable. In addition, the indentures governing our notes contain certain financial and operational restrictions on paying dividends and other distributions, making certain acquisitions or investments, incurring indebtedness, granting liens and selling assets. These covenants affect our operating flexibility by, among other things, restricting our ability to incur expenses and indebtedness that could be used to grow the business, as well as to fund general corporate purposes. We were in compliance with the covenants in the credit facility at September 30, 2009.

In accordance with the terms of the credit agreement, we prepaid approximately $51.5 million of the term loan during 2008 as a result of certain asset sales. The prepayments were credited to prepay in direct order of maturity the unpaid amounts due on the next eight scheduled quarterly installments of the term loan, and thereafter to the remaining scheduled quarterly installments of the term loan on a pro rata basis. As such, there are no scheduled quarterly installments due on the term loan until March 31, 2011. On September 30, 2009, $1,497.9 million was outstanding on the term loan and there were no borrowings on the revolving credit facility or the Canadian line of credit.

We believe our sources of liquidity from our cash and cash equivalents on hand, working capital, cash provided by operating activities, and availability under our credit facility are sufficient to meet our short and long-term operating needs for the foreseeable future. In addition, we believe the previously mentioned sources of liquidity will be sufficient to fund our capital requirements and debt service payments for the next twelve months.

On October 23, 2009, we entered into an amendment to the Credit Agreement. As part of the amendment, we agreed to pay an amendment fee of 25 basis points to approving lenders, based on commitments outstanding as of October 23, 2009, on the effective date of the amendment. The amendment will not become effective until the satisfaction of certain conditions precedent, including the consummation of this offering and the prepayment of $250 million or more of the term loan. If the amendment becomes effective, the amendment will (i) allow KAR LLC to own less than 100% of our outstanding capital stock, (ii) permit us to use proceeds from this offering and any future offering of common stock plus unrestricted cash on hand at the time of this offering to repay, redeem, repurchase or defease, or segregate funds with respect to, one or more of our senior subordinated notes, fixed senior notes and floating senior notes and (iii) permit us to pay accelerated management fees to our Equity Sponsors in connection with the termination of our financial advisory agreements with them. In addition, if the amendment becomes effective, the following revisions, among others, will occur:

•	availability of borrowings under the revolving credit facility will be reduced by $50 million to $250 million;

•	the revolving credit facility and Term Loan B interest rate will be increased to LIBOR plus a margin of 2.75% from LIBOR plus a margin of 2.25%; and

•	the pricing grid of both facilities will be eliminated.

The indentures governing our notes also contain certain restrictive covenants. For a description of our senior notes and senior subordinated notes under the indentures, see “Description of Certain Indebtedness—Senior Notes” and “Description of Certain Indebtedness—Senior Subordinated Notes.”

EBITDA and Adjusted EBITDA Measures

EBITDA, Adjusted EBITDA and Adjusted EBITDA per the Credit Agreement, as presented herein, are supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States, or GAAP. They are not measurements of our financial performance under GAAP and should not be considered as alternatives to revenues, net income (loss) or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of our liquidity.

EBITDA is defined as net income (loss), plus interest expense net of interest income, income tax provision (benefit), depreciation and amortization. We calculate Adjusted EBITDA and Adjusted EBITDA per the Credit Agreement by adjusting EBITDA for the items of income and expense and expected incremental revenue and cost savings described above in the discussion of certain restrictive loan covenants under “—Credit Facilities.”

Management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about one of the principal internal measures of performance used by them. Management uses the Adjusted EBITDA measure to evaluate our performance and to evaluate results relative to incentive compensation targets. Adjusted EBITDA per the Credit Agreement adds the pro forma impact of recent acquisitions and the pro forma cost savings per the credit agreement to Adjusted EBITDA. This measure is used by our creditors in assessing debt covenant compliance and management believes its inclusion is appropriate to provide additional information to investors about certain covenants required pursuant to our senior secured credit facility and the notes. EBITDA, Adjusted EBITDA and Adjusted EBITDA per the Credit Agreement measures have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the results as reported under GAAP. These measures may not be comparable to similarly titled measures reported by other companies.

Certain of our loan covenant calculations require financial results for the most recent four consecutive fiscal quarters, with combined results for ADESA and IAAI prior to the merger. The calculation of Adjusted EBITDA per the Credit Agreement for the year ended December 31, 2007, presented below, includes a pro forma adjustment for anticipated cost savings related to the merger totaling $10.5 million net of realized cost savings. The adjustment relates to anticipated costs savings for redundant selling, general and administrative costs for the salvage operations. The following tables reconcile EBITDA, Adjusted EBITDA and Adjusted EBITDA per the Credit Agreement to net income (loss) for the periods presented:

	Three Months Ended				Twelve Months Ended September 30, 2009
(Dollars in millions)	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009
Net income (loss)	$(49.3)	$(3.5)	$12.8	$8.6	$(31.4)
Add back:
Income taxes	(27.3)	(3.0)	9.6	4.4	(16.3)
Interest expense, net of interest income	53.5	46.4	46.8	39.3	186.0
Depreciation and amortization	45.5	46.0	42.3	41.6	175.4

EBITDA	22.4	85.9	111.5	93.9	313.7
Nonrecurring charges	12.0	5.9	4.4	5.0	27.3
Noncash charges	22.1	4.4	(1.8)	14.2	38.9
Advisory services	1.0	0.9	1.0	0.9	3.8

Adjusted EBITDA and Adjusted EBITDA per the Credit Agreement	$57.5	$97.1	$115.1	$114.0	$383.7

	Year Ended December 31, 2007	Year Ended December 31, 2008
(Dollars in millions)
Net income (loss)	$(38.3)	$(216.2)
Add back: ADESA 2007 net income	26.9
Add back: ADESA 2007 discontinued operations	0.1
Add back: IAAI 2007 net loss	(0.4)

Income (loss) from continuing operations	(11.7)	(216.2)
Add back:
Income taxes	(10.0)	(31.4)
ADESA 2007 income taxes	24.9
IAAI 2007 income taxes	1.5
Interest expense, net of interest income	156.0	213.4
ADESA 2007 interest expense, net of interest income	6.3
IAAI 2007 interest expense, net of interest income	9.9
Depreciation and amortization	126.6	182.8
ADESA 2007 depreciation and amortization	15.9
IAAI 2007 depreciation and amortization	7.9

EBITDA	327.3	148.6
Nonrecurring charges	24.2	40.8
Nonrecurring transaction charges	24.8	—
Noncash charges	16.6	200.4
Advisory services	2.6	3.7

Adjusted EBITDA	395.5	393.5
Pro forma impact of recent acquisitions	4.7	2.5
Pro forma cost savings per the credit agreement	5.0

Adjusted EBITDA per the Credit Agreement	$405.2	$396.0

Summary of Cash Flows

	Year Ended December 31,		Nine Months Ended September 30,
(Dollars in millions)	2007	2008	2008	2009
Net cash provided by (used for):
Operating activities	$96.8	$224.9	$207.5	$239.1
Investing activities	(2,385.0)	(172.1)	(153.0)	(40.3)
Financing activities	2,492.0	(94.7)	(54.8)	22.5
Effect of exchange rate on cash	0.3	(3.8)	(2.6)	1.1

Net increase (decrease) in cash and cash equivalents	$204.1	$(45.7)	$(2.9)	$222.4

We were incorporated in the State of Delaware on November 9, 2006. However, we had no operations until the consummation of the 2007 Transactions on April 20, 2007. As such, the cash flows of ADESA and IAAI for January 1 through April 19, 2007 are not reflected in the above numbers.

Cash flow from operating activities was $224.9 million for the year ended December 31, 2008, compared with $96.8 million for the year ended December 31, 2007. Operating cash flow compared to net loss was favorably impacted by non-cash charges for the impairment of goodwill and trade name at AFC, depreciation and amortization, changes in operating assets and liabilities and amortization of debt issue costs, partially offset by our net loss and changes in deferred income taxes. The change in operating assets was driven by a decrease in finance receivables and as well as a decrease in retained interests in finance receivables sold.

Cash flow from operating activities was $239.1 million for the nine months ended September 30, 2009, compared with $207.5 million for the nine months ended September 30, 2008. The increase in operating cash flow was primarily impacted by an increase in net income for the nine months ended September 30, 2009 compared with the nine months ended September 30, 2008.

Net cash used for investing activities was $172.1 million for the year ended December 31, 2008, compared with $2,385.0 million for the year ended December 31, 2007 and is primarily representative of several acquisitions we completed for $155.3 million as well as $129.6 million that has been expended for capital items. These uses were partially offset by $80.5 million in net proceeds from the closing of the sale-leaseback transaction and the separate transaction in Fairburn, Georgia. The significant change in cash used for investing activities from 2007 to 2008 is primarily representative of the acquisition of ADESA in 2007. For a discussion of our capital expenditures, see “Capital Expenditures.” For a discussion of the sale-leaseback and the separate transaction, see “Sale-Leaseback Transaction.”

Net cash used for investing activities was $40.3 million for the nine months ended September 30, 2009, compared with $153.0 million for the nine months ended September 30, 2008. The decrease in net cash used for investing activities was the result of no acquisitions in the first nine months of 2009 compared with the 18 businesses that were acquired in the first nine months of 2008. In addition, we have spent $44.9 million less for capital items in the first nine months of 2009 compared with the first nine months of 2008. These activities were partially offset as we received $73.1 million less in proceeds from the sale of property, equipment and computer software in the first nine months of 2009 compared with the same period in 2008. For a discussion of our capital expenditures, see “Capital Expenditures.”

Net cash used for financing activities was $94.7 million for the year ended December 31, 2008, compared with net cash provided by financing activities of $2,492.0 million for the year ended December 31, 2007. Cash used for financing activities is primarily representative of payments on long-term debt of $59.3 million, a decrease in book overdrafts of $37.5 million and payments for debt issuance costs of $1.4 million, partially offset by borrowings on the Canadian line of credit. The significant change in financing activities from 2007 to 2008 is primarily representative of proceeds received from the issuance of long-term debt as part of the acquisition of ADESA in 2007.

Net cash provided by financing activities was $22.5 million for the nine months ended September 30, 2009, compared with net cash used by financing activities of $54.8 million for the nine months ended September 30, 2008. The increase in cash provided by financing activities was primarily attributable to us not making any principal payments on our Term Loan B in the first nine months of 2009 compared with payments of $55.7 million in the first nine months of 2008. In addition, there was a larger increase in book overdrafts for the nine months ended September 30, 2009 compared with the nine months ended September 30, 2008. These increases were partially offset by the repayment of $4.5 million on lines of credit in the first nine months of 2009.

Capital Expenditures

Capital expenditures for the nine months ended September 30, 2009 and the year ended December 31, 2008 approximated $40.8 million and $129.6 million. Combined capital expenditures for ADESA and IAAI (excluding acquisitions and other investments) for the year ended December 31, 2007 totaled $79.4 million. Capital expenditures were funded primarily from internally generated funds. We continue to invest in our core information technology capabilities and capacity expansion. Capital expenditures are expected to be approximately $70 million for fiscal year 2009, which includes approximately $50 million for maintenance capital expenditures. Anticipated expenditures are primarily attributable to ongoing information system maintenance, upkeep and improvements at existing vehicle auction facilities, improvements in information technology systems and infrastructure and expansion and relocation of existing auction sites that are at capacity. Future capital expenditures could vary substantially based on capital project timing and the initiation of new information systems projects to support our business strategies.

Sale-Leaseback Transaction

On September 4, 2008, our following subsidiaries, ADESA California, LLC, ADESA San Diego, LLC, ADESA Texas, Inc., ADESA Florida, LLC, ADESA Washington, LLC and ADESA Atlanta, LLC, or collectively, the ADESA Entities, entered into a transaction with subsidiaries of First Industrial Realty Trust, Inc., or First Industrial, to sell and simultaneously lease back to the ADESA Entities the interest of the ADESA Entities in the land (and improvements on a portion of the San Diego site) at eight vehicle auction sites. The closing of the sale-leaseback of seven of the eight locations occurred on September 4, 2008. The initial portfolio is comprised of four sites in California (Tracy, San Diego, Mira Loma and Sacramento), and single sites in Houston, Texas, Auburn, Washington and Bradenton, Florida. A separate transaction for the Fairburn, Georgia location closed on October 3, 2008. The properties continue to house ADESA’s used vehicle auctions.

The aggregate sales price for the ADESA Entities’ interest in the subject properties was $81.9 million. We received net cash proceeds of approximately $73.1 million from the closing of the sale-leaseback of the first seven locations on September 4, 2008. In addition, we received net cash proceeds of approximately $7.4 million from the closing of the separate transaction in Fairburn, Georgia on October 3, 2008. The transactions resulted in a net loss of $10.7 million which has been recorded in “Selling, general and administrative” expenses on the Consolidated Statement of Operations. We utilized 50% of the net proceeds to prepay the term loan in accordance with terms of our Credit Agreement.

The initial lease term of each lease is 20 years for each property, together with additional renewal options to extend the term of each lease by up to an additional 20 years. Additionally, each lease contains a “cross default” provision pursuant to which a default under any other lease in the portfolio or any of the Guaranties (as defined below) shall be deemed a default under such lease; provided, however, the “cross default” provision shall remain in effect with respect to each lease only for such time as the lease is a part of the subject portfolio of leases and is held by First Industrial and its affiliates or a third party and its affiliates.

We entered into guaranties to guarantee the obligations of the ADESA Entities with respect to the leases. Under the guaranties, we agreed to guarantee the payment of all rent, sums and charges of every type and nature payable by the applicable tenant under its lease, and the performance of all covenants, terms, conditions, obligations and agreements to be performed by the applicable tenant under its lease.

Acquisitions

In January 2008, IAAI completed the purchase of assets of B&E Auto Auction, Inc. in Henderson, Nevada which services the Southern Nevada region, including Las Vegas. The site expands IAAI’s national service coverage and provides additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Western states. The purchase agreement included contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. The purchased assets of the auction included accounts receivable, operating equipment and customer relationships related to the auction. In addition, we entered into an operating lease obligation related to the facility through 2023. Initial annual lease payments for the facility are approximately $1.2 million per year. Financial results for this acquisition have been included in our consolidated financial statements from the date of acquisition.

In February 2008, IAAI purchased the stock of Salvage Disposal Company of Georgia, Verastar, LLC, Auto Disposal of Nashville, Inc., Auto Disposal of Chattanooga, Inc., Auto Disposal of Memphis, Inc., Auto Disposal of Paducah, Inc. and Auto Disposal of Bowling Green, Inc., eleven independently owned salvage auctions in Georgia, North Carolina, Tennessee, Alabama and Kentucky, or collectively referred to as “Verastar.” These site acquisitions expand IAAI’s national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Southern states. The purchase agreement included contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. The assets of the auction included accounts receivable, operating equipment and customer relationships related to the auction. In addition, we entered into operating lease obligations related to certain facilities through 2023. Initial annual lease payments for the facilities are approximately $2.6 million per year. Financial results for these acquisitions have been included in our consolidated financial statements from the date of acquisition.

In February 2008, ADESA completed the purchase of certain assets of Pennsylvania Auto Dealer Exchange, or PADE, PADE Financial Services, or PFS, and Conewago Partners, LP, an independent used vehicle auction in York, Pennsylvania. This acquisition complements our geographic presence. The auction is comprised of approximately 146 acres and includes 11 auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The purchased assets of the auction included land, buildings, accounts receivable, operating equipment and customer relationships related to the auction. Financial results for this acquisition have been included in our consolidated financial statements from the date of acquisition.

In February 2008, IAAI completed the purchase of certain assets of Southern A&S (formerly Southern Auto Storage Pool) in Memphis, Tennessee. During the third quarter of 2008, IAAI combined the Southern A&S business with the Memphis operation it acquired in the Verastar deal. The combined auctions were relocated to a new site, which are shared with ADESA Memphis. The purchase agreement included contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. The purchased assets of the auction included accounts receivable and customer relationships related to the auction. Financial results for this acquisition have been included in our consolidated financial statements from the date of acquisition.

In May 2008, IAAI completed the purchase of certain assets of Joe Horisk’s Salvage Pool, Inc. in New Castle, Delaware. The site expands IAAI’s national service coverage and provides additional geographic support to clients who already utilize existing IAAI facilities in the surrounding states. The purchased assets of the auction included accounts receivable and customer relationships related to the auction. In addition, we entered into an operating lease obligation related to the facility through 2013. Initial annual lease payments for the facility are approximately $0.1 million per year. Financial results for this acquisition have been included in our consolidated financial statements from the date of acquisition.

In July 2008, ADESA completed the purchase of Live Global Bid, Inc., or LGB, a leading provider of Internet-based auction software and services. The LGB technology allows auction houses to broadcast their auctions through simultaneous audio and visual feeds to all participating Internet users from any location. The acquisition is expected to enhance and expand ADESA’s e-business product line. ADESA has used LGB’s bidding product under the name “LiveBlock” since 2004 and has owned approximately 18 percent of LGB on a fully diluted basis since 2005. Financial results for this acquisition have been included in our consolidated financial statements from the date of acquisition.

In August 2008, ADESA completed the purchase of certain assets of ABC Minneapolis. This acquisition expands ADESA’s presence in the Midwest and complements existing auctions at ADESA Fargo and ADESA Sioux Falls. The auction is comprised of approximately 82 acres and includes 6 auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The purchased assets of the auction included accounts receivable, operating equipment and customer relationships related to the auction. In addition, we entered into an operating lease obligation related to the facility through 2026. Initial annual lease payments for the facility are approximately $0.7 million per year. Financial results for this acquisition have been included in our consolidated financial statements from the date of acquisition.

In August 2008, ADESA completed the purchase of certain assets of ABC Nashville. This acquisition expands ADESA’s presence in the South and complements existing auctions at ADESA Memphis and ADESA Knoxville. The auction is comprised of approximately 57 acres and includes 6 auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The purchase agreement included contingent payments related to Adjusted EBITDA targets subsequent to the purchase date. The purchased assets of the auction included accounts receivable and operating equipment related to the auction. In addition, we entered into an operating lease obligation related to the facility through 2026. Initial annual lease payments for the facility are approximately $1.3 million per year. Financial results for this acquisition have been included in our consolidated financial statements from the date of acquisition.

The aggregate purchase price for the 18 businesses acquired in 2008 was approximately $154.4 million. A preliminary purchase price allocation was recorded for each acquisition and the purchase price of the acquisitions was allocated to the acquired assets and liabilities based upon fair values, including $69.2 million to intangible assets, representing the fair value of acquired customer relationships, technology and noncompete agreements which will be amortized over their expected useful lives. The preliminary purchase price allocations resulted in aggregate goodwill of $68.1 million. The goodwill was assigned to both the ADESA reporting segment and the IAAI reporting segment and $63.8 million is expected to be deductible for tax purposes. Pro forma financial results reflecting these acquisitions were not materially different from those reported.

Some of our acquisitions from prior years included contingent payments typically related to the volume of certain vehicles sold subsequent to the purchase dates. We made contingent payments in 2008 totaling approximately $1.5 million pursuant to these agreements which resulted in additional goodwill.

While acquisitions have been a significant part of our historical growth, our strategy to pursue additional acquisitions is subject to several factors, some of which are outside our control, including general economic and credit market conditions.

Contractual Obligations

The table below sets forth a summary of our contractual debt and operating lease obligations as of December 31, 2008. Some of the figures included in this table are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal and other factors. Because these estimates and assumptions are necessarily subjective, the obligations we may actually pay in future periods could vary from those reflected in the table. The following summarizes our contractual cash obligations as of December 31, 2008 (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 Years	4 – 5 Years	More than 5 Years
Long-term debt
Term loan B(a)	$1,497.9	$—	$31.2	$1,466.7	$—
Floating rate senior notes due 2014(a)	150.0	—	—	—	150.0
8 3/4% senior notes due 2014(a)	450.0	—	—	—	450.0
10% senior subordinated notes due 2015(a)	425.0	—	—	—	425.0
Canadian line of credit(b)	4.5	4.5	—	—	—
Capital lease obligations(c)	11.5	2.9	5.4	3.2	—
Interest payments relating to long-term debt(d)	953.8	197.1	362.6	320.7	73.4
Interest rate swap(e)	16.3	16.3	—	—	—
Postretirement benefit payments(f)	0.5	0.1	0.2	—	0.2
Operating leases(g)	709.2	65.4	119.5	100.6	423.7

Total contractual cash obligations	$4,218.7	$286.3	$518.9	$1,891.2	$1,522.3

(a)	The table assumes the long-term debt is held to maturity.
(b)	A C$8 million line of credit is available to ADESA Canada and matures on August 31, 2009.
(c)	IAAI has entered into capital leases for furniture, fixtures and equipment. Future capital lease obligations would change if we entered into additional capital lease agreements.
(d)	Interest payments on long-term debt are projected based on the contractual rates of the debt securities. Interest rates for the variable rate debt instruments were held constant at the December 31, 2008 rates due to their unpredictable nature.
(e)	The fair value of the interest rate swap agreement is estimated using pricing models widely used in financial markets and represents the estimated amount we would pay to terminate the agreement at December 31, 2008. The $800 million notional amount swap agreement matured in June 2009.
(f)	Estimated future benefit payments for certain health care and death benefits for the retired employees of Underwriters Salvage Company, or USC. IAAI assumed the obligation in connection with the acquisition of the capital stock of USC in 1994.
(g)	Operating leases are entered into in the normal course of business. We lease some of our auction facilities, as well as other property and equipment under operating leases. Some lease agreements contain options to renew the lease or purchase the leased property. Future operating lease obligations would change if the renewal options were exercised and/or if we entered into additional operating lease agreements.

Off-Balance Sheet Arrangements

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary, or AFC Funding Corporation, established for the purpose of purchasing AFC’s finance receivables. A securitization agreement allows for the revolving sale by AFC Funding Corporation to a bank conduit facility of up to a maximum of $750 million in undivided interests in certain eligible finance receivables subject to committed liquidity. The agreement expires on April 20, 2012. AFC Funding Corporation had committed liquidity of $450 million at September 30, 2009. Receivables that AFC Funding Corporation sells to the bank conduit facility qualify for sales accounting for financial reporting purposes pursuant to ASC 860, Transfers and Servicing, and as a result are not reported on our consolidated balance sheet.

On January 30, 2009, AFC and AFC Funding Corporation entered into an amendment to the Receivables Purchase Agreement with the other parties named therein. The aggregate maximum commitment of the Purchasers is $450 million. In addition, the calculation of the Purchasers’ participation was amended, reducing the amount received by AFC Funding Corporation upon the sale of an interest in the receivables to the Purchasers.

In light of the current economic and industry conditions, AFC has implemented a number of strategic initiatives designed to tighten credit standards and reduce risk and exposure in its portfolio of finance receivables. As a result of these initiatives along with market conditions, the size of AFC’s managed portfolio of finance receivables has decreased significantly over the past year from $700.3 million at September 30, 2008 to $547.5 million at September 30, 2009. AFC’s utilization of the committed liquidity under the Receivables Purchase Agreement has decreased accordingly. AFC believes the current aggregate maximum commitment of the Purchasers totaling $450 million will be adequate to meet its securitization needs until April 20, 2012, the expiration date of the bank conduit facility.

At September 30, 2009, AFC managed total finance receivables of $547.5 million, of which $460.1 million had been sold without recourse to AFC Funding Corporation. At December 31, 2008, AFC managed total finance receivables of $506.6 million, of which $436.5 million had been sold without recourse to AFC Funding Corporation. Undivided interests in finance receivables were sold by AFC Funding Corporation to the bank conduit facility with recourse totaling $318.0 million and $298.0 million at September 30, 2009 and December 31, 2008. Finance receivables include $34.3 million and $6.6 million classified as held for sale which are recorded at lower of cost or fair value, and $117.3 million and $158.6 million classified as held for investment at September 30, 2009 and December 31, 2008. Finance receivables classified as held for investment include $19.1 million and $69.8 million related to receivables that were sold to the bank conduit facility that were repurchased by AFC at fair value when they became ineligible under the terms of the collateral agreement with the bank conduit facility at September 30, 2009 and December 31, 2008. The face amount of these receivables was $20.6 million and $78.7 million at September 30, 2009 and December 31, 2008.

AFC’s allowance for losses of $5.4 million and $6.3 million at September 30, 2009 and December 31, 2008 included an estimate of losses for finance receivables held for investment as well as an allowance for any further deterioration in the finance receivables after they are repurchased from the bank conduit facility. Additionally, accrued liabilities of $1.9 million and $3.0 million for the estimated losses for loans sold by the special purpose subsidiary were recorded at September 30, 2009 and December 31, 2008. These loans were sold to a bank conduit facility with recourse to the special purpose subsidiary and will come back on the balance sheet of the special purpose subsidiary at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility.

The outstanding receivables sold, the retained interests in finance receivables sold and a cash reserve of 1 or 3 percent of total sold receivables serve as security for the receivables that have been sold to the bank conduit facility. The amount of the cash reserve depends on circumstances which are set forth in the securitization agreement. After the occurrence of a termination event, as defined in the securitization agreement, the bank conduit facility may, and could, cause the stock of AFC Funding

Corporation to be transferred to the bank conduit facility, though as a practical matter the bank conduit facility would look to the liquidation of the receivables under the transaction documents as their primary remedy.

Proceeds from the revolving sale of receivables to the bank conduit facility are used to fund new loans to customers. AFC and AFC Funding Corporation must maintain certain financial covenants including, among others, limits on the amount of debt AFC can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreement also incorporates the financial covenants of our credit facility. At September 30, 2009, we were in compliance with the covenants in the securitization agreement.

Critical Accounting Estimates

In preparing the financial statements in accordance with generally accepted accounting principles, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates. Accounting measurements that management believes are most critical to the reported results of our operations and financial condition include: uncollectible receivables and allowance for credit losses and doubtful accounts, goodwill and long-lived assets, self-insurance programs, legal proceedings and other loss contingencies and income taxes.

In addition to the critical accounting estimates, there are other items used in the preparation of the consolidated financial statements that require estimation, but are not deemed critical. Changes in estimates used in these and other items could have a material impact on our financial statements.

We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. In cases where management estimates are used, they are based on historical experience, information from third-party professionals, and various other assumptions believed to be reasonable. In addition, our most significant accounting polices are discussed in Note 2 and elsewhere in the Notes to the Consolidated Financial Statements for the year ended December 31, 2008, which are included elsewhere in this prospectus.

Uncollectible Receivables and Allowance for Credit Losses and Doubtful Accounts

We maintain an allowance for credit losses and doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowances for credit losses and doubtful accounts are based on management’s evaluation of the receivables portfolio under current economic conditions, the volume of the portfolio, overall portfolio credit quality, review of specific collection matters and such other factors which, in management’s judgment, deserve recognition in estimating losses. Specific collection matters can be impacted by the outcome of negotiations, litigation and bankruptcy proceedings.

Due to the nature of our business, substantially all trade receivables are due from vehicle dealers, salvage buyers, institutional customers and insurance companies. We generally have possession of vehicles or vehicle titles collateralizing a significant portion of these receivables. At the auction sites, risk is mitigated through a pre-auction registration process that includes verification of identification, bank accounts, dealer license status, acceptable credit history, buying history at other auctions and the written acceptance of all of the auction’s policies and procedures.

AFC’s allowance for credit losses includes an estimate of losses for finance receivables currently held on the balance sheet of AFC and its subsidiaries. Additionally, an accrued liability is recorded for the estimated losses for loans sold by AFC’s subsidiary, AFC Funding Corporation. These loans were sold to a bank conduit facility with recourse to AFC Funding Corporation and will come back on the balance sheet of AFC Funding Corporation at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility. AFC controls credit risk through credit approvals, credit limits, underwriting and collateral management monitoring procedures, which includes holding vehicle titles where permitted.

Goodwill and Long-Lived Assets

When we acquire businesses, the purchase price is allocated to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

In accordance with SFAS 142, Goodwill and Other Intangible Assets, we assess goodwill for impairment at least annually and whenever events or circumstances indicate that the carrying amount of the goodwill may be impaired. Important factors that could trigger an impairment review include significant under-performance relative to historical or projected future operating results; significant negative industry or economic trends; and our market valuation relative to our book value. In assessing goodwill, we must make assumptions regarding estimated future cash flows and earnings, changes in our business strategy and economic conditions affecting market valuations related to the fair values of our three reporting units (which consist of our three operating and reportable business segments: ADESA, IAAI and AFC). In response to changes in industry and market conditions, we may be required to strategically realign our resources and consider restructuring, disposing of or otherwise exiting businesses, which could result in an impairment of goodwill.

The goodwill impairment test is a two-step test. Under the first step, the fair value of each reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

We review long-lived assets for possible impairment whenever circumstances indicate that their carrying amount may not be recoverable. If it is determined that the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, we would recognize a loss to the extent that the carrying amount exceeds the fair value of the asset. Management judgment is involved in both deciding if testing for recovery is necessary and in estimating undiscounted cash flows. Our impairment analysis is based on the current business strategy, expected growth rates and estimated future economic conditions.

Self-Insurance Programs

We self-insure a portion of employee medical benefits under the terms of our employee health insurance program, as well as a portion of our automobile, general liability and workers’ compensation claims. We purchase individual stop-loss insurance coverage that limits the exposure on individual claims. We also purchase aggregate stop-loss insurance coverage that limits the total exposure to overall automobile, general liability and workers’ compensation claims. The cost of the stop-loss insurance is expensed over the contract periods.

We record an accrual for the claims expense related to our employee medical benefits, automobile, general liability and workers’ compensation claims based upon the expected amount of all such claims. Trends in healthcare costs could have a significant impact on anticipated claims. If actual claims are higher than anticipated, our accrual might be insufficient to cover the claims costs, which would have an adverse impact on the operating results in that period.

Legal Proceedings and Other Loss Contingencies

We are subject to the possibility of various legal proceedings and other loss contingencies, many involving litigation incidental to the business and a variety of environmental laws and regulations. Litigation and other loss contingencies are subject to inherent uncertainties and the outcomes of such matters are often very difficult to predict and generally are resolved over long periods of time. We consider the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. Estimating probable losses requires the analysis of multiple possible outcomes that often are dependent on the judgment about potential actions by third parties. Contingencies are recorded in the consolidated financial statements, or otherwise disclosed, in accordance with SFAS 5, Accounting for Contingencies. We accrue for an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on our operating results in that period. Legal fees are expensed as incurred.

Income Taxes

All income tax amounts reflect the use of the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

We operate in multiple tax jurisdictions with different tax rates and must determine the appropriate allocation of income to each of these jurisdictions. In the normal course of business, we will undergo scheduled reviews by taxing authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax reviews often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

We record our tax provision based on existing laws, experience with previous settlement agreements, the status of current IRS (or other taxing authority) examinations and management’s understanding of how the tax authorities view certain relevant industry and commercial matters. In accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than

50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We establish reserves when we believe that certain positions may not prevail if challenged by a taxing authority. We adjust these reserves in light of changing facts and circumstances.

New Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. This release established the FASB Accounting Standards Codification (“Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic. The Codification was effective on a prospective basis for interim and annual reporting periods ending after September 15, 2009. The adoption of the Codification changed our references to GAAP accounting standards but did not have a material impact on the consolidated financial statements.

In February 2008, the FASB issued new guidance for the accounting for nonfinancial assets and nonfinancial liabilities. The new guidance, which is now a part of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, delayed the effective date by one year of the application of fair value accounting for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. The adoption of the new guidance on January 1, 2009 did not have a material impact on the consolidated financial statements.

In December 2007, the FASB issued revised guidance for the accounting for business combinations. The revised guidance, which is now a part of ASC 805, Business Combinations, establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in an acquisition, at their fair value as of the acquisition date and requires the expensing of acquisition-related costs as incurred. In addition, in relation to previous acquisitions, the provisions of ASC 805 require any release of existing income tax valuation allowances or recognition of previously unrecognized tax benefits initially established through purchase accounting to be included in earnings rather than as an adjustment to goodwill. This revised guidance was effective for annual reporting periods beginning after December 15, 2008. The adoption of the guidance on January 1, 2009 did not have a material impact on the consolidated financial statements. However, depending on the extent and size of future acquisitions, if any, the revised guidance may have material effects.

In December 2007, the FASB issued new guidance for the accounting for noncontrolling interests. The new guidance, which is now a part of ASC 810, Consolidation, establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of the new guidance were effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of the new guidance on January 1, 2009 did not have a material impact on the consolidated financial statements.

In March 2008, the FASB issued new guidance on the disclosure of derivative instruments and hedging activities. The new guidance, which is now a part of ASC 815, Derivatives and Hedging, requires enhanced disclosures for derivative instruments, including those used in hedging activities.

These enhanced disclosures include information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. The provisions of the new guidance were effective for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of the new guidance on January 1, 2009 did not have a material impact on the consolidated financial statements.

In May 2009, the FASB issued new guidance on subsequent events. The new guidance, which is now a part of ASC 855, Subsequent Events, requires the disclosure of the date through which an entity has evaluated subsequent events and whether that represents the date the financial statements were issued or were available to be issued. The provisions of the new guidance were effective for interim and annual periods ending after June 15, 2009. The adoption of the new guidance on June 30, 2009 did not have a material impact on the consolidated financial statements.

In June 2009, the FASB issued new guidance on the accounting for the transfers of financial assets. The new guidance, which was issued as Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets—an Amendment of FASB Statement No. 140, has not yet been adopted into the Codification. The release eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria and changes the initial measurement of a transferor’s interest in transferred financial assets. The new guidance is effective on a prospective basis for annual periods ending after November 15, 2009. We are currently evaluating the impact that the adoption of the new guidance will have on the consolidated financial statements. At September 30, 2009, $318 million of loans sold to a bank conduit facility are not included in our balance sheet. This new guidance may require inclusion of such loans sold to a bank conduit facility and originated after December 31, 2009, in our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency

Our foreign currency exposure is limited and arises from transactions denominated in foreign currencies, particularly intercompany loans, as well as from translation of the results of operations from our Canadian and, to a much lesser extent, Mexican subsidiaries. However, fluctuations between U.S. and non-U.S. currency values may adversely affect our results of operations and financial position. In addition, there are tax inefficiencies in repatriating cash from non-U.S. subsidiaries. To the extent such repatriation is necessary for us to meet our debt service or other obligations, these tax inefficiencies may adversely affect us. We have not entered into any foreign exchange contracts to hedge changes in the Canadian or Mexican exchange rates. Canadian currency translation positively affected net income by approximately $1.0 million for the nine months ended September 30, 2009. Canadian currency translation negatively affected net loss by approximately $9.9 million for the year ended December 31, 2008, and positively affected net loss by $0.3 million for the period April 20 through December 31, 2007. Currency exposure of our Mexican operations is not material to the results of operations.

Interest Rates

We are exposed to interest rate risk on borrowings. Accordingly, interest rate fluctuations affect the amount of interest expense we are obligated to pay. We use interest rate derivative agreements to manage the variability of cash flows to be paid due to interest rate movements on our variable rate debt. We have designated our interest rate derivatives as cash flow hedges. The earnings impact of the derivatives designated as cash flow hedges are recorded upon the recognition of the interest related to the hedged debt. Any ineffectiveness in the hedging relationships is recognized in current earnings. There was no significant ineffectiveness in the first nine months of 2009 or in the years ended December 31, 2008 or 2007.

In July 2007, we entered into an interest rate swap agreement with a notional amount of $800 million to manage our exposure to interest rate movements on our variable rate Term Loan B credit facility. The interest rate swap agreement matured on June 30, 2009 and effectively resulted in a fixed LIBOR interest rate of 5.345% on $800 million of the Term Loan B credit facility.

In May 2009, we entered into an interest rate swap agreement with a notional amount of $650 million to manage our exposure to interest rate movements on our variable rate Term Loan B credit facility. The interest rate swap agreement had an effective date of June 30, 2009, matures on June 30, 2012 and effectively results in a fixed LIBOR interest rate of 2.19% on $650 million of the Term Loan B credit facility.

In May 2009, we also purchased an interest rate cap for $1.3 million with a notional amount of $250 million to manage our exposure to interest rate movements on our variable rate Term Loan B credit facility when one-month LIBOR exceeds 2.5%. The interest rate cap relates to a portion of the variable rate debt that is not covered by an interest rate swap agreement. The interest rate cap agreement had an effective date of June 30, 2009 and matures on June 30, 2011.

The fair values of the interest rate derivatives are estimated using pricing models widely used in financial markets and represent the estimated amounts we would receive or pay to terminate the agreements at the reporting date. At September 30, 2009 and December 31, 2008, the fair value of the interest rate swaps was a $9.7 million unrealized loss and a $16.3 million unrealized loss recorded in “Other accrued expenses” on the consolidated balance sheet. In addition, at September 30, 2009, the fair value of the interest rate cap was a $0.9 million asset recorded in “Other assets” on the consolidated balance sheet. Changes in the fair value of the interest rate derivatives designated as cash flow hedges are recorded net of tax in “Other comprehensive income.” Unrealized gains or losses on the interest rate derivatives are included as a component of “Accumulated other comprehensive income.” At September 30, 2009, there was a net unrealized loss totaling $6.2 million, net of tax benefits of $3.8 million. At December 31, 2008, there was a net unrealized loss totaling $10.3 million, net of tax benefits of $6.0 million. We are exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. We have only partially hedged our exposure to interest rate fluctuations on our variable rate debt. A sensitivity analysis of the impact on our variable rate debt instruments to a hypothetical 100 basis point increase in short-term rates for the nine months ended September 30, 2009, the year ended December 31, 2008 and the period April 20 through December 31, 2007, would have resulted in an increase in interest expense of approximately $6.9 million, $8.9 million and $7.4 million, respectively.

BUSINESS

Overview

We are a leading provider of vehicle auction services in North America. We facilitate an efficient marketplace providing auction services for sellers of used, or “whole car,” vehicles and salvage vehicles through our 214 physical auction locations and multiple proprietary Internet venues. In 2008, we facilitated the sale of over 3.2 million used and salvage vehicles. Our revenues are generated through auction fees from both vehicle buyers and sellers as well as by providing value-added ancillary services, including inspections, storage, transportation, reconditioning, salvage recovery, titling, and floorplan financing. We facilitate the transfer of ownership directly from seller to buyer and we do not take title or ownership to substantially all vehicles sold at our auctions. We currently have over 150,000 registered buyers at our auctions.

ADESA, our whole car auction services business, is the second largest provider of used vehicle auction services in North America. Vehicles at ADESA’s auctions are typically sold by commercial fleet operators, financial institutions, rental car companies, used vehicle dealers and vehicle manufacturers and their captive finance companies to franchised and independent used vehicle dealers. IAAI, our salvage auction services business, is one of the two largest providers of salvage auction services in North America. Vehicles at our salvage auctions are typically damaged or low value vehicles that are sold primarily by automobile insurance companies, non-profit organizations, automobile dealers, vehicle leasing companies and rental car companies to licensed dismantlers, rebuilders, scrap dealers or qualified public buyers. An important component of ADESA’s and, to a lesser extent, IAAI’s services to its buyers is providing short-term inventory-secured financing, known as floorplan financing, primarily to independent used vehicle dealers through our wholly owned subsidiary, AFC.

We have a network of 62 whole car auction locations and 152 salvage auction locations. Our auction locations are primarily stand-alone facilities dedicated to either whole car or salvage auctions. Eleven of our locations are combination sites, which offer both whole car and salvage auction services. We believe our extensive geographic network and diverse product offerings enable us to leverage relationships with North American providers and buyers of used and salvage vehicles.

Our Corporate History

KAR Auction Services (formerly KAR Holdings, Inc.) was incorporated in 2006 and commenced operations in April 2007 upon the acquisition of ADESA and the consummation of transactions that resulted in ADESA and IAAI becoming, directly or indirectly, wholly owned subsidiaries of the Company. On November 3, 2009, we changed our name from KAR Holdings, Inc. to KAR Auction Services, Inc. ADESA entered the vehicle redistribution industry in 1989 and first became a public company in 1992. In 1994, ADESA acquired AFC, our floorplan financing business. ADESA remained a public company until 1995 when ALLETE purchased a majority of its outstanding equity interests. In June 2004, ALLETE sold 20% of ADESA to the public and then spun off their remaining 80% interest to shareholders in September 2004. ADESA was acquired by affiliates of the Equity Sponsors in April 2007. IAAI entered the vehicle salvage business in 1982, and first became a public company in 1991. After growing through a series of acquisitions, IAAI was acquired by affiliates of Kelso & Company and Parthenon Capital in 2005. Affiliates of Kelso & Company and Parthenon Capital and certain members of IAAI management contributed IAAI to KAR Auction Services in connection with the 2007 Transactions.

Our Industry

Auctions are the hub of the redistribution system for used and salvage vehicles, bringing professional sellers and buyers together and creating a marketplace for the sale of these vehicles. Whole car auction vehicles include vehicles from dealers turning their inventory, off-lease vehicles, vehicles repossessed by financial institutions and rental and other program fleet vehicles that have reached a predetermined age or mileage. The salvage vehicle auction industry provides a venue for sellers, primarily automobile insurance companies, to dispose or liquidate damaged or low value vehicles to dismantlers, rebuilders, scrap dealers or qualified public buyers. The following are key industry highlights:

Stable Whole Car Industry Volumes

During the period from 1999 to 2008, approximately 9.2 to 10.0 million used vehicles per year were sold in North America through whole car auctions. The stable number of vehicles sold at auction in North America is primarily dependent upon the total population of cars on the road as opposed to the more volatile annual new vehicle sales. Positive trends which should influence future demand for used vehicles include increases in the number of households with more than one vehicle, improvements by manufacturers that have extended vehicle lifespan and the affordability of used vehicles relative to new vehicles.

Growing Salvage Auction Industry Volumes

During the period of 2004 through 2008, we believe that the North American salvage vehicle auction industry volumes increased at an estimated annual growth rate of 2%. Vehicles deemed a “total loss” by the insurance companies represent the largest category of vehicles sold in the salvage vehicle auction industry. As vehicles become more complex with additional enhancements, such as airbags and electrical components, they are more costly to repair following an accident and insurance companies are more likely to declare a damaged vehicle a total loss. This trend, along with increases in miles driven and vehicles per household, has contributed to the growth in salvage vehicle volumes.

Consolidated Whole Car and Salvage Auction Markets

The North American used vehicle auction market is largely consolidated. We estimate that Manheim, a subsidiary of Cox Enterprises, and ADESA represent approximately 50% and over 21% of the market, respectively, and no other competitor represents more than 3%. The North American salvage vehicle auction market is also largely consolidated with the top two competitors, Copart and IAAI, representing an estimated 37% and 35% of the market, respectively, and no other competitor representing more than 10%.

High Barriers to Entry

High barriers to entry make it difficult for new entrants to capture significant market share. The required investment in technology and related infrastructure in addition to ongoing maintenance costs required to meet customers’ demands present challenges for new entrants. Large tracts of land and a significant investment in facilities and land improvements are required to build new auctions. In addition, the need to comply with regulatory requirements would pose a challenge for new entrants to build a scale operation. Larger participants are also able to better develop relationships with many of the major whole car and salvage sellers and buyers, which increases the sellers’ flexibility to redistribute vehicles to markets where demand best matches supply in order to maximize proceeds, while also reducing the cost of disposition.

Our Competitive Strengths

Leading Provider of Both Whole Car and Salvage Vehicle Auctions

We are the second largest provider of both whole car and salvage vehicle auctions and related services in North America, with estimated market shares of over 21% and 35% in the whole car and salvage auction markets, respectively. We have 62 whole car and 152 salvage auction locations and are the only company in North America with a top two market share position in both the whole car and salvage auction markets. Our market presence in the 75 largest metropolitan markets in the United States and Canada enables us to attract large whole car and salvage sellers while simultaneously maintaining strong relationships with local franchised and independent automobile dealers. Our auctions attract a high volume of vehicles, thereby ensuring sufficient supply to create the successful marketplaces that buyers and sellers demand. We also have a leading market position in the floorplan financing industry. AFC has 87 branches primarily supporting over 10,000 independent dealers across North America who purchase vehicles primarily from whole car auctions.

Differentiated Internet-Based Auction Services Complement Physical Presence

All of our services are augmented by state-of-the-art information technology solutions enabling our buyers and sellers to maximize exposure and salability of inventory at all points in the remarketing lifecycle. For our whole car customers, we complement the physical auction with LiveBlock™ (real-time simulcast of the physical auction via the Internet), DealerBlock® (24/7 interactive, virtual auctions) and customized private label solutions that allow our institutional consignors to offer vehicles via the Internet prior to arrival at the physical auction. In addition, our Internet services allow buyers to search inventory, review vehicle condition reports, receive electronic notifications of successful vehicle searches, determine market values and purchase vehicles via the Internet. ADESA owns LAI, which we believe is a leading provider of software that facilitates the simulcast of physical auctions on the Internet in real time allowing buyers to bid from any location. Our handheld condition reporting technology provided through our wholly owned subsidiary, AutoVin, prepares standard vehicle inspection reports, including pictures, for all vehicles sold via the Internet or at physical auction. For our salvage buyers, we complement the physical auctions with i-Bid LIVESM (real-time simulcast of the physical auction via the Internet) and a newly designed website that allows buyers to search inventory, review photos, set up alerts and purchase vehicles. In addition, our insurance company suppliers can manage inventory, perform salvage return analyses and electronically assign vehicles to our auctions via the Internet using CSA Today™, a proprietary software product developed by IAAI.

Provider of Comprehensive Vehicle Auction Services

We offer a full range of integrated pre- and post-auction services aimed at assisting our customers in the redistribution of their vehicles in an efficient and cost-effective manner. In 2008, we generated a combined total of more than $600 million of revenue from pre- and post-auction services. Pre-auction services include inspections, storage, transportation, reconditioning (such as detailing, body repairs and light mechanical repairs), titling and other administrative services. Post-auction services include the clearing of auction proceeds and collections, floorplan financing, ownership transfer, storage, vehicle delivery, post-sale inspections, reconditioning and customized reporting and analyses. The combination of our physical auction locations, Internet-based solutions and ancillary services offers our customers a single vendor solution to meet all of their vehicle redistribution needs.

Longstanding Customer Relationships and Diversified Customer Base

We have established long-term customer relationships with franchised and independent vehicle dealers and large institutional customers. Our combined whole car and salvage buyer base exceeds 150,000 registered buyers in over 100 countries. No single customer accounted for more than 4% of our consolidated revenue in 2008. We believe this diversity allows us to better withstand changes in the economy and market conditions. ADESA enjoys long-term relationships with all of the major vehicle manufacturers, vehicle finance companies, vehicle fleet companies and rental car companies in North America, including, but not limited to, AmeriCredit, Capital One Auto Finance, Chase Auto Finance, Chrysler, Enterprise Rent-A-Car, Ford, GE Capital, General Motors, Hertz, Honda, Mercedes-Benz, Santander Consumer, Toyota, VW and Wells Fargo. IAAI enjoys long-term relationships with most of the top automobile insurers, including, but not limited to, Allstate, American Family Insurance, Farmers Insurance, GEICO, Nationwide, Progressive, State Farm and USAA.

Low Capital Intensity Financial Model

Our low maintenance capital expenditures and working capital requirements enable the business to generate strong cash flows. We do not take title to or bear the risk of loss for substantially all vehicles sold at whole car or salvage auctions. Furthermore, customers do not receive title or possession of vehicles after purchase until payment is received, proof of floorplan financing is provided or credit is approved. These requirements contribute to limited inventory and accounts receivable exposure. Our low capital intensity financial model should allow us to produce significant free cash flow in the future enabling us to continue to reduce debt.

Strong Management Team with Track Record of Driving Growth and Improving Efficiency

Since 2007, our senior management team has implemented a series of successful initiatives resulting in auction services revenue growth and gross profit expansion. Through a better coordination of corporate sales efforts and local auction operations, in addition to numerous strategic Internet initiatives, we have organically grown our volumes and revenues at auction. Furthermore, the management team implemented a disciplined expansion strategy, acquiring or building numerous auction locations since the consummation of the 2007 Transactions. We believe our integration experience and cost discipline will continue to be a competitive advantage as we grow both organically and through selective acquisitions. In addition, we have reduced costs through the integration of operating systems and introduction of standard operating practices across all auction sites, resulting in improved operating efficiencies, reduced headcount and improved operating profit at existing and acquired sites.

Our Business Strategy

We continue to focus on growing our revenues and profitability through the execution of the following key operating strategies:

Grow Market Share and Unit Volume in Our Whole Car and Salvage Auction Businesses

We are continuing to implement new initiatives to grow our market share in our whole car and salvage businesses. Through the coordinated efforts of ADESA and IAAI, we have achieved significant market share and volume gains in each of these businesses by providing customers with a comprehensive offering of services that we believe increase customer value. In addition to continuing to grow our institutional volumes, our other specific major initiatives for continuing to increase our market share include:

•

Grow our dealer consignment business.    The dealer consignment business is a highly market-specific business that requires local auction sales representatives who have experience in the used vehicle business and an intimate knowledge of their local market. We have recently augmented our local auction teams with the addition of corporate-level resources focused on growing the number of dealer vehicles sold at our physical and online auctions. The corporate team will assist the local sales representatives in developing and implementing standard best practices for building and maintaining relationships with dealers to increase our market share. Our sales representatives will also utilize proprietary technology solutions to maintain and grow the dealer consignment business by strategically matching the supply of vehicles with prospective buyers at auction. We believe this combination of a standard centralized approach with decentralized resources close to large populations of dealers will enhance our relationships with the dealer community and increase dealer volumes at our auctions.

•	Grow our non-insurance salvage auction customer base. More than 14 million vehicles are de-registered annually, but only approximately 3.5 million are sold through salvage auctions, mostly by automobile insurance companies. In order to capture a greater portion of that unit volume, we are increasingly focused on growing our vehicle supplier base, with a particular focus on non-insurance company customers. ADESA’s strong customer relationships with rental car, captive finance and fleet companies provide an advantage in accessing these segments as these customers already use ADESA’s whole car auction services.

•

Selective acquisitions and greenfield expansion.    Increased demand for single source solutions by our customers and other factors may increase our opportunities to acquire smaller, less geographically diverse competitors. Both ADESA and IAAI have a strong record of acquiring and integrating independent auction operations and improving profitability. We will continue to evaluate opportunities to open and acquire new sites in selected markets in order to effectively leverage our sales and marketing capabilities and expand our geographic presence for both ADESA and IAAI. Finally, we expect to expand our salvage operations by operating additional salvage auction sites at certain of ADESA’s existing whole car auction facilities.

Continue to Grow Revenue per Vehicle

From 2004 through 2008, we grew our whole car and salvage revenue per vehicle at compound annual growth rates of 7.1% and 4.7%, respectively. Increased utilization of ancillary services, selective fee increases and the introduction of new product offerings were key components of this growth. We believe these services provide economic benefits to our customers who are willing to utilize our products and services that improve their ability to manage their remarketing efforts and increase their returns. Wholecar revenue per vehicle generally consists of auction fees and fees from ancillary services. In 2006, 2007, 2008 and for the nine months ended September 30, 2009, revenue per vehicle was $485 ($292 auction fees/$193 ancillary services fees), $522 ($307 auction fees/$215 ancillary services fees), $552 ($311 auction fees/$241 ancillary services fees) and $538 ($316 auction fees/$222 ancillary services fees), respectively. We plan to further grow revenue by increasing customer utilization of these existing products and by enhancing our core auction services through such initiatives as increasing the number of vehicles offered both online and at physical auctions and by expanding other services such as LAI and AutoVIN.

Improve Customer Experience through Internet Initiatives

Online vehicle remarketing solutions provide the opportunity to improve the customer experience, expand our volume of transactions and potentially increase proceeds for sellers through greater buyer participation at auctions. IAAI is the only national salvage auction company that offers buyers both live and Internet purchasing opportunities. ADESA provides online solutions to sell vehicles directly from a dealership or other interim storage location (upstream selling) and also offers vehicles for sale while in transit to auction locations (midstream selling). We are focused on enhancing our Internet solutions in all of the key channels (upstream, midstream and at auction) and we will continue to invest in our technology platforms to ensure that we can capitalize on new opportunities.

Increase Our International Presence

We believe we are well positioned to grow internationally and are continuing to identify opportunities to expand certain of our service offerings globally. We currently license our LAI online bidding software to auction customers internationally. We plan to further capitalize on the international appeal of our proprietary technologies, such as LAI’s bidding software and AutoVIN’s inspection technology, through licensing and other arrangements with third parties. In both our whole car and salvage vehicle businesses, we have experience managing international relationships with buyers in over 100 countries. We will continue to assess acquisition and greenfield expansion opportunities in selective markets. For example, we have successfully grown our ADESA Mexico City auction and recently opened our Guadalajara auction.

Use Excess Cash Flow to Reduce Debt

We generate strong cash flows as a result of our attractive gross margins, the ability to leverage our corporate infrastructure across our multiple auction locations, low maintenance capital expenditures and limited working capital requirements. We generated $224.9 million of cash flow from operations for the year ended December 31, 2008, and have generated $239.1 million of cash flow from operations in the nine months ended September 30, 2009. Management is committed to utilizing a significant portion of excess cash generated by the business for debt reduction for the foreseeable future.

Leverage AFC’s Products and Services at ADESA and IAAI

We intend to selectively grow AFC while using enhanced credit analysis and risk management techniques to mitigate risk. We will continue to focus on expanding dealer coverage and improving coordination with ADESA and IAAI to capitalize on cross-selling opportunities with AFC. By encouraging a collaborative marketing effort between AFC, ADESA and IAAI, we believe we can market an enterprise solution more effectively to dealers and tailor AFC’s financing products to individual dealer needs. We will maintain our focus on generating additional revenues by expanding our suite of floorplan financing and related products and services and leveraging our market position, broad infrastructure and diversified business relationships to capitalize on current market opportunities.

Continue to Improve Operating Efficiency

We continue to focus on reducing costs by optimizing efficiency at each of our auction locations and consolidating certain management functions. We successfully implemented IAAI’s standard processes and technology systems at 28 of ADESA’s legacy salvage auction sites and 14 salvage sites acquired since the 2007 Transactions, streamlining operations and improving operating efficiencies. As a result, IAAI has achieved gross margin expansion of 3.0% over the last two fiscal years. Subsequent to the 2007 Transactions, ADESA implemented “Project PRIDE,” an initiative to identify best practices at its whole car auction sites, standardize auction operating processes and improve efficiency in the delivery of services. We recently introduced a personnel management system to actively monitor and manage staffing levels in conjunction with Project PRIDE and have begun to realize significant labor efficiency gains. Through Project PRIDE, we expect to achieve gross profit margin expansion at ADESA similar to that realized at IAAI. Additionally, we continue to focus on consolidating selective administrative and overhead functions.

Our Business Segments

We operate as three reportable business segments: ADESA, IAAI and AFC. Our revenues for the year ended December 31, 2008 were distributed as follows: ADESA 63%, IAAI 31% and AFC 6%.

ADESA

Overview

We are the second largest provider of whole car auctions and related services in North America. We serve our customer base throughout North America, with auction facilities that are strategically located to draw professional sellers and buyers together and allow the buyers to physically inspect and compare vehicles, which we believe many customers in the industry demand. Our complementary online auction capabilities provide our sellers with a potentially larger group of buyers who have the convenience of viewing, comparing and bidding on vehicles remotely.

Vehicles available at our auctions include vehicles from institutional customers such as off-lease vehicles, repossessed vehicles, rental vehicles and other program fleet vehicles that have reached a predetermined age or mileage and have been repurchased by the manufacturers, as well as vehicles from dealers turning their inventory. The number of vehicles offered for sale is the key driver of our costs incurred in the whole car auction process, and the number of vehicles sold is the key driver of the related fees generated by the redistribution process.

Our whole car auctions strive to maximize returns for the sellers of used vehicles by effectively and efficiently providing value-enhancing ancillary services and quickly transferring the vehicles and ownership to the buyer and net funds to the seller. Auctions are typically held at least weekly at most locations and provide real-time wholesale market prices for the used vehicle redistribution industry as large populations of dealers seek to fill their inventory for resale to their retail customers.

We generate revenue primarily from auction fees paid by vehicle buyers and sellers. We do not take title to or bear the risk of loss for substantially all vehicles sold at whole car auctions. Our buyer fees and dealer seller fees are typically based on a tiered structure with fees increasing with the sale price of the vehicle, while institutional seller fees are typically fixed. We add buyer fees to the gross sales price paid by buyers for each vehicle, and generally customers do not receive title or possession of vehicles after purchase until payment is received, proof of floorplan financing is provided, or credit is approved. We generally deduct seller fees and other ancillary service fees to sellers from the gross sales price of each vehicle before remitting the net amount to the seller.

Customers

Suppliers of vehicles to our whole car auctions primarily include (i) large institutions, such as vehicle manufacturers and their captive finance arms, vehicle rental companies, financial institutions, and commercial fleets and fleet management companies; and (ii) franchised and independent used vehicle dealers. For the year ended December 31, 2008, no single supplier accounted for more than 6% of our revenues.

Buyers of vehicles at our whole car auctions primarily include franchised and independent used vehicle dealers. For the year ended December 31, 2008, no single buyer accounted for more than 1% of our revenues.

Services

Our whole car auctions also provide a full range of innovative and value-added services to sellers and buyers that enable us to serve as a “one-stop shop.” Many of these services may be provided or purchased independently from the auction process, including:

Services	Description
Auction Related Services	ADESA provides marketing and advertising for the vehicles to be auctioned, dealer registration, storage of consigned and purchased inventory, clearing of funds, arbitration of disputes, auction vehicle registration, condition report processing, post-sale inspections, security for consigned inventory, sales results reports, pre-sale lineups and auctioning of vehicles by licensed auctioneers.

Transportation	We provide both inbound (pickup) and outbound (delivery) transportation services utilizing our own equipment and personnel as well as licensed and insured third party carriers.

Reconditioning Services	Our ADESA auctions provide detailing, body work, paintless dent repair (PDR), light mechanical work, glass repair, tire and key replacement and upholstery repair.

Services	Description
Inspection Services Provided By AutoVIN	AutoVIN provides vehicle condition reporting, inventory verification auditing, program compliance auditing and facility inspections. Field managers are equipped with handheld computers and digital cameras to record all inspection and audit data on-site. The same technology is utilized at our whole car auction locations and we believe that the expanded utilization of comprehensive vehicle condition reports with pictures will significantly increase the penetration of the Internet as a method of sourcing vehicles for buying dealers.

Title and Repossession Administration and Remarketing Services Provided By PAR	PAR provides end-to-end management of the remarketing process including titling, repossession administration, inventory management, auction selection, pricing and representation of the vehicles at auction for those customers seeking to outsource all or just a portion of their remarketing needs.

ADESA Analytical Services	ADESA Analytical Services provides value-added market analysis to our customers, the media and the investment community. These services include access to publications and custom analysis of wholesale market trends for ADESA’s customers, including peer group and market benchmarking studies, analysis of the benefits of reconditioning, site selection for optimized remarketing of vehicles, portfolio analysis of auction sales and computer-generated mapping and buyer analysis.

Sales and Marketing

Our sales and marketing approach at ADESA is to develop stronger relationships and more interactive dialogue with our customers. We have relationship managers for the various categories of institutional customers, including vehicle manufacturers, rental car companies, finance companies and others. These relationship managers focus on current trends and customer needs for their respective seller group in order to better coordinate our sales effort and service offerings.

Managers of individual auction locations are ultimately responsible for providing services to the institutional customers whose vehicles are directed to the auctions by the corporate sales team. Developing and servicing the largest possible population of buying dealers for the vehicles consigned for sale at each auction is integral to maximizing value for our vehicle suppliers. We also provide market analysis to our customers through our ADESA Analytical Services department. We market this service to institutional customers as they favorably use analytical techniques in making their remarketing decisions.

We have local auction sales representatives who have experience in the used vehicle business and an intimate knowledge of local markets. These local representatives are complemented by local telesales representatives and are managed by a corporate-level team focused on developing and implementing standard best practices. We believe this combination of a centralized structure with decentralized resources enhances relationships with the dealer community and may further increase dealer consignment business at our auctions.

Online Solutions

Our current ADESA online solutions include:

Proprietary ADESA Technology	Description
ADESA LiveBlock™	Our live auction Internet bidding solution, ADESA LiveBlock™, operates in concert with our physical auctions and provides registered buyers with the opportunity to participate in live auctions. Potential buyers bid online in real time along with the live local bidders and other Internet bidders via a simple, web-based interface. ADESA LiveBlock™ provides real-time streaming audio and video from the live auction and still images of vehicles and other data. Buyers inspect and evaluate the vehicle and listen to the live call of the auctioneer while viewing the physical auction that is underway.

ADESA DealerBlock®	Provides for either real-time or round-the-clock “bulletin-board” type online auctions of consigned inventory not scheduled for active bidding. This platform is also utilized for upstream and midstream selling, which facilitates the sale of vehicles prior to their arrival at a physical auction site.

ADESA Run List®	Provides a summary of consigned vehicles offered for auction sale, allowing dealers to preview inventory and vehicle condition reports prior to an auction event.

ADESA Market Guide®	Provides wholesale auction prices, auction sales results, market data and vehicle condition information.

ADESA Virtual Inventory	Subscription-based service to allow dealers to embed ADESA’s search technology into a dealer’s website to increase the number of vehicles advertised by the dealer.

ADESA Notify Me	E-mail notification service for dealers looking for particular vehicles being run at physical or online auctions.

Competition

In the whole car auction industry, we compete with Manheim, a subsidiary of Cox Enterprises, Inc., as well as several smaller chains of auctions and independent auctions, some of which are affiliated through their membership in industry associations. Due to our national presence, competition is strongest with Manheim for the supply of used vehicles from national institutional customers. The supply of vehicles from dealers is dispersed among all of the auctions in the used vehicle market.

Due to the increased visibility of the Internet as a marketing and distribution channel, new competition has arisen from Internet-based companies and our own customers who have historically redistributed vehicles through various channels, including auctions. Direct sales of vehicles by institutional customers and large dealer groups through internally developed or third-party online platforms have largely replaced telephonic and other non-auction methods, becoming a significant portion of overall used vehicle redistribution. The extent of use of direct, online systems varies by customer. Typically, these online platforms redistribute vehicles that have come off lease. In addition, we and some of our competitors offer online auctions in connection with physical auctions, and other online companies now include used vehicles among the products offered at their auctions.

In Canada, we are the largest provider of whole car vehicle auction services. Our competitors include Manheim, independent vehicle auctions, brokers, online companies, and vehicle recyclers and dismantlers.

IAAI

Overview

We are one of the top two leading providers of salvage vehicle auctions and related services in North America. We operate under the Insurance Auto Auctions brand name in the U.S and Impact Auto Auctions in Canada and serve our customer base through salvage auction locations throughout North America. We facilitate the redistribution of damaged vehicles that are designated as total-losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made and older model vehicles donated to charity or sold by dealers in salvage auctions. Our auctions provide buyers with the salvage vehicles they need to fulfill their replacement part or vehicle rebuild requirements. We earn fees for our services from both suppliers and buyers of salvage vehicles.

We process salvage vehicles primarily under two consignment methods: fixed fee and percentage of sale. Under these methods, in return for agreed upon fees, we sell vehicles on behalf of insurance companies, which continue to own the vehicles until they are sold to buyers at auction. In addition to auction fees, we generally charge fees to vehicle suppliers for various services, including towing, title processing and other administrative services. Under all methods of sale, we also charge the buyer of each vehicle fees based on a tiered structure that increase with the sale price of the vehicle and fixed fees for other services.

Auctions are typically held weekly at most locations. Vehicles are marketed at each respective auction site as well as via an online auction list that allows prospective bidders to preview vehicles prior to the actual auction event. Our online Auction Center feature provides Internet buyers with an open, competitive bidding environment that reflects the dynamics of the live salvage auction. The Auction Center includes such services as comprehensive auction lists featuring links to digital images of vehicles available for sale, an “Auto Locator” function that promotes the search for specific vehicles within the auction system and special “Flood” or other catastrophe auction notifications. Higher returns are generally driven by broader market exposure and increased competitive bidding.

We have developed online tools to assist customers in redistributing their vehicles and establishing salvage vehicle values, in addition to offering an alternative to physically attending an auction. Through our hybrid auction model vehicles are offered simultaneously to live and online buyers in a live auction format utilizing i-Bid LIVESM. We believe our hybrid auction capabilities maximize auction proceeds and returns to our customers. First, our physical auctions allow buyers to inspect and compare the vehicles, thus enabling them to make fully-informed bidding decisions. These physical auction abilities are an important part of the bidding process. Second, our Internet auction capabilities allow buyers to participate in a greater number of auctions than if physical attendance was required. Online inventory browsing and e-mail-based inventory alerts reduce the time required to acquire vehicles.

Services

We also offer a comprehensive suite of auction, logistics and claims services, which aims to maximize salvage returns, lower administrative costs, shorten the claims process and increase the predictability of returns to vehicle suppliers, while simultaneously expanding our ability to handle an increasing proportion of the total salvage and claims-processing function as a “one-stop shop” for insurers. Each of the services may be purchased independently from the auction process, including:

Services	Description
Hybrid Auction Model	Through our hybrid auction model vehicles are offered simultaneously to live and online buyers in a live auction format utilizing i-Bid LIVESM. We believe this exposes the vehicles to the maximum number of potential buyers.

Titling Services	After a totaled vehicle is received at one of our facilities, it remains in storage but cannot be auctioned until transferable title has been submitted to and processed by us. We provide management reports to the insurance company suppliers, including an aging report of vehicles for which title documents have not been provided. We utilize our title services to expedite the processing of titles, thereby reducing the time in which suppliers receive their salvage proceeds, in addition to decreasing their administrative expenses. We then process the title documents in order to comply with Department of Motor Vehicles (DMV) requirements for these vehicles. Wherever possible, we interface electronically with the DMV. In addition, we customarily offer the insurance companies’ staff training for each state’s DMV document processing procedures.

Temporary Storage and Vehicle Inspection Centers	We maintain vehicle inspection centers, or “VICs,” at many of our facilities. A VIC is a temporary storage and inspection facility located at one of our sites that is operated by the insurance company. Some of these VIC sites are formalized through temporary license agreements with the insurance companies that supply the vehicles. VICs minimize vehicle storage charges incurred by insurance company suppliers at the temporary storage facility or repair shop and also improve service time for the policyholder.

Transportation and Towing	Inbound and outbound logistics administration with actual services typically provided by third party carriers.

Settlement Package Express	IAAI utilizes a proprietary, in-house salvage title administration product, “Settlement Package Express.” By providing our customers with this product, we are able to streamline the title procurement process for their vehicles, thereby reducing processing cycle times while potentially eliminating salvage pool storage fees.

Customers

We obtain the majority of our supply of vehicles from insurance companies, non-profit organizations, automobile dealers and vehicle leasing and rental car companies. We enjoy long-term relationships with all of the major automobile insurance companies, many of whom have been customers for years. For the year ended December 31, 2008, no single supplier accounted for more than 5% of our revenues.

Buyers of salvage vehicles include automotive body shops, rebuilders, used car dealers, automotive wholesalers, exporters, dismantlers, recyclers, brokers, and where allowed, non-licensed (public) buyers. For the year ended December 31, 2008, no single buyer accounted for more than 3% of our revenues.

Sales and Marketing

We solicit prospective vehicle providers at the national, regional and local levels through our IAAI sales force. Branch managers execute customer service requests and address customer needs at the local level. We also participate in a number of local, regional and national trade show events that further promote the benefits of our products and services.

In addition to providing insurance companies and certain non-insurance company suppliers with a means of disposing of salvage vehicles, we offer a comprehensive suite of services which aim to maximize salvage returns and shorten the claims process. We seek to become integrated within our suppliers’ salvage processes, and we view such mutually beneficial relationships as an essential component of our effort to attract and retain suppliers.

By analyzing historical industry and customer data, we provide suppliers with a detailed analysis of their current salvage returns and a proposal detailing methods to improve salvage returns, reduce administrative costs and provide proprietary turn-key claims processing services.

We also seek to expand our supplier relationships through recommendations from individual insurance company branch offices to other offices of the same insurance company. We believe that our existing relationships and the recommendations of branch offices play a significant role in our marketing of services within national insurance companies. As we have expanded our geographic coverage, we have been able to market our services to insurance company suppliers on a national basis or within an expanded geographic area.

Online Solutions

Our current IAAI online solutions include:

Proprietary IAAI Technology	Description
i-Bid LIVESM	Our live auction Internet bidding solution, i-Bid LIVESM, operates in concert with our physical auctions and provides registered buyers with the opportunity to participate in live auctions. Potential buyers bid online in real time along with the live local bidders and other Internet bidders via a simple, web-based interface. i-Bid LIVESM provides real-time streaming audio from the live auction and images of salvage vehicles and other data. Buyers inspect and evaluate the salvage vehicle and listen to the auction while it is underway.

CSA Today™

The process of salvage disposition through our system begins at the first report of loss or when a stolen vehicle has been subsequently recovered. An insurance company representative consigns the vehicle to us, either by phone, facsimile or electronically through our online proprietary data management system, CSA Today™.

CSA Today™ enables insurance company suppliers to enter vehicle data electronically and then track and manage the progress of salvage vehicles in terms of both time and salvage recovery dollars. With this tool, vehicle providers have 24-hour access to their total-loss data. The information provided through this system ranges from the details associated with a specific total-loss vehicle, to comprehensive management reports for an entire claims center or geographic region. Additional features of this system include inventory management tools and a powerful new “Average Salvage Calculator” that helps customers

Proprietary IAAI Technology	Description
determine the approximate salvage value of a potential total-loss vehicle. This tool is helpful to adjusters when evaluating the “repair vs. total” decision. The management tools provided by CSA Today™ enable claims personnel to monitor and manage total-loss salvage more effectively. Insurance company suppliers can also use CSA Today™ to view original garage receipts, verify ignition key availability, view settlement documents and images of the vehicles and receive updates of other current meaningful data.

Automated Salvage Auction Processing (ASAP)

We have developed a proprietary web-based information system, Automated Salvage Auction Processing system, or ASAP, to streamline all aspects of our operations and centralize operational data collection. ASAP provides salvage vehicle suppliers with 24-hour online access to powerful tools to manage the salvage disposition process, including inventory management, salvage returns analysis and electronic data interchange of titling information.

Significantly, our other information systems, including our i-Bid LIVESM and CSA Today™ systems, are integrated with our ASAP product, facilitating seamless auction processes and information flow with internal operational systems. Our technology platform is a significant competitive advantage that allows us to efficiently manage our business, improve customer returns, shorten customers’ claims processing cycle and lower our customers’ administration costs.

Competition

In the salvage sector, we compete with Copart, Total Resource Auctions (Manheim), independent auctions, some of which are affiliated through their membership in industry organizations to provide broader coverage through network relationships and a limited number of used vehicle auctions that regularly redistribute salvage vehicles. Additionally, some dismantlers of salvage vehicles such as Greanleaf and LKQ Corporation and Internet-based companies have entered the market, thus providing alternate avenues for sellers to redistribute salvage vehicles. While most insurance companies have abandoned or reduced efforts to sell salvage vehicles without the use of service providers such as us, they may in the future decide to dispose of their salvage vehicles directly to end users.

In Canada, we are the largest provider of salvage vehicle auction services. Our competitors include Copart, independent vehicle auctions, brokers, online auction companies, and vehicle recyclers and dismantlers.

AFC

Overview

We are a leading provider of floorplan financing to independent used vehicle dealers. Through AFC, we provide, directly or indirectly through an intermediary, short-term inventory-secured financing, known as floorplan financing, to independent used vehicle dealers through branches throughout North America. In 2008, AFC arranged over 1.1 million loan transactions, which includes both loans paid off and loans extended, or curtailed. We sell the majority of our U.S. dollar-denominated finance receivables without recourse to a wholly owned bankruptcy remote special purpose entity, which sells an undivided participation interest in such finance receivables to a bank conduit facility on a revolving basis. We generate a significant portion of our revenues from fees. These fees include origination, floorplan, curtailment and other related program fees. When the loan is extended or paid in full, AFC collects all accrued fees and interest.

Customers and Locations

Floorplan financing supports independent used vehicle dealers in North America which purchase vehicles from our auctions, other auctions and non-auction purchases. In 2008, approximately 86% of the vehicles floorplanned by AFC were vehicles purchased by dealers at auction. Our ability to provide floorplan financing facilitates the growth of vehicle sales at auction. We service auctions through our branches which are conveniently located at or within close proximity of auctions held by ADESA and other auctions, which allows dealers to reduce transaction time by providing immediate payment for vehicles purchased at auction. We provide availability lists on behalf of our customers to auction representatives regarding the financing capacity of our customers, thereby increasing the purchasing potential at auctions.

Of AFC’s 87 branches in North America, 55 are physically located at auction facilities, including 46 at the auction facilities of ADESA. Each of the remaining 32 AFC offices is strategically located in close proximity to at least one of the auctions that it serves. In addition, we have the ability to send finance representatives on-site to most approved independent auctions during auction sale-days. Geographic proximity to the customers gives our employees the ability to stay in close contact with outstanding accounts, thereby better enabling them to manage credit risk.

As of December 31, 2008, AFC had over 7,500 active dealers (those accounts with financing for at least one vehicle outstanding), with an average line of credit of approximately $127,000 and no one dealer representing greater than 2.2% of our portfolio. An average of approximately ten vehicles per active dealer was floorplanned with an approximate average value of $7,200 per vehicle at the end of 2008. Our strong national relationships with institutional customers provide a significant and stable source of late model used vehicles and salvage vehicles into our auctions. The integration of our information technology systems with those of our major institutional customers creates strong relationships and improves customer retention. Additionally, the long-standing presence of auctions and branches in regional markets has created strong relationships with local franchised and independent dealers.

Sales and Marketing

AFC approaches and seeks to expand its share of the independent dealer floorplan market through a number of methods and channels. We target and solicit new dealers through both direct sales efforts at the dealer’s place of business as well as auction-based sales and customer service representatives, who service our dealers at auctions where they replenish and rotate vehicle inventory. These largely local efforts are handled by AFC branch managers or AFC branch personnel. AFC’s corporate-level team also provides sales and marketing support to AFC field personnel by helping to identify target dealers and coordinating both promotional activity with auctions and other vehicle supply sources.

Credit

Our procedures and proprietary computer-based system enable us to manage our credit risk by tracking each vehicle from origination to payoff, while expediting services through our branch network. Typically, we assess a floorplan fee at the inception of a loan and we collect all accrued fees and interest when the loan is extended or repaid in full. In addition, AFC generally holds the title or other evidence of ownership to all vehicles which are floorplanned. Typical loan terms are 30 to 60 days, each with a possible loan extension. For an additional fee, this loan extension allows the dealer to extend the duration of the loan beyond the original term for another 30 to 60 days if the dealer makes payment towards principal and pays accrued interest and fees.

The extension of a credit line to a dealer starts with the underwriting process. Credit lines up to $250,000 are extended using a proprietary scoring model developed internally by AFC with no requirement for financial statements. Credit lines in excess of $250,000 may be extended using underwriting guidelines which require dealership and personal financial statements and tax returns. The underwriting of each line of credit requires an analysis, write-up and recommendation by the credit department and, in case of credit lines in excess of $250,000, final review by a credit committee.

Collateral Management

Collateral management is an integral part of daily operations at each AFC branch and our corporate headquarters. AFC’s proprietary computer-based system facilitates this daily collateral management by providing real-time access to dealer information and enables branch and corporate personnel to assess and manage potential collection issues. Restrictions are automatically placed on customer accounts in the event of a delinquency, insufficient funds received or poor audit results. Branch personnel are proactive in managing collateral by monitoring loans and notifying dealers that payments are coming due. In addition, routine audits, or lot checks, are performed on the dealers’ lots through our AutoVIN subsidiary. Poor results from lot checks typically require branch personnel to take actions to determine the status of missing collateral, including visiting the dealer personally, verifying units held off-site and collecting payments for units sold. Audits also identify troubled accounts, triggering the involvement of AFC’s collections department.

AFC operates two divisions which are organized into nine regions in North America. Each division and region is monitored by managers who oversee daily operations. At the corporate level, AFC employs full-time collection specialists and collection attorneys who are assigned to specific regions and monitor collection activity for these areas. Collection specialists work closely with the branches to track trends before an account becomes a troubled account and to determine, together with collection attorneys, the best strategy to secure the collateral once a troubled account is identified.

Securitization

AFC sells the majority of its U.S. dollar denominated finance receivables without recourse to AFC Funding Corporation, a wholly owned bankruptcy remote special purpose entity established for the purpose of purchasing AFC’s finance receivables. AFC’s securitization conduit has been in place since 1996. AFC Funding Corporation had $600 million of committed liquidity at December 31, 2008. On January 30, 2009, the securitization agreement was amended and committed liquidity was reduced to $450 million. Undivided interests in finance receivables were sold by AFC Funding Corporation to the bank conduit facility with recourse totaling $318 million at September 30, 2009. Proceeds from the revolving sale of receivables to the bank conduit facility are used to fund new loans to customers. The securitization agreement expires on April 20, 2012.

Competition

AFC primarily provides short-term dealer floorplan financing of wholesale vehicles to independent vehicle dealers in North America. At the national level, AFC’s competition includes Manheim Automotive Financial Services (MAFS), Dealer Services Corporation (DSC), other specialty lenders, banks and financial institutions. At the local level, AFC faces competition from banks and credit unions who may offer floorplan financing to local auction customers. Such entities typically service only one or a small number of auctions.

Some of our industry competitors who operate whole car auctions on a national scale may endeavor to capture a larger portion of the floorplan financing market. AFC competes primarily on the basis of quality of service, convenience of payment, scope of services offered and historical and consistent commitment to the sector. Our long-term relationships with customers have been established over time and act as a competitive strength for us.

Geographic Information

Most of the Company’s operations outside the U.S. are in Canada. Information regarding the geographic areas of the Company’s operations is set forth below:

(Dollars in millions)	Year Ended December 31, 2008	For the Period April 20 – December 31, 2007
Operating revenues
U.S.	$1,468.5	$898.9
Foreign	302.9	203.9

	$1,771.4	$1,102.8

	December 31, 2008	December 31, 2007
Long-lived assets
U.S.	$3,157.8	$3,291.1
Foreign	247.1	301.4

	$3,404.9	$3,592.5

Regulation

Vehicle and Lending Regulation

Our operations are subject to regulation, supervision and licensing under various U.S. and Canadian federal, state, provincial and local authorities, agencies, statutes and ordinances, which, among other things, require us to obtain and maintain certain licenses, permits and qualifications, provide certain disclosures and notices and limit interest rates, fees and other charges. Some examples of the regulations and laws that impact our company are, without limitation, described below.

•	The acquisition and sale of used, leased, totaled and recovered theft vehicles are regulated by state or other local motor vehicle departments in each of the locations in which we operate.

•	Some of the transport vehicles used at our auctions are regulated by the U.S. Department of Transportation or similar regulatory agencies in Canada and Mexico.

•	In many states and provinces, regulations require that a salvage vehicle be forever “branded” with a salvage notice in order to notify prospective purchasers of the vehicle’s previous salvage status.

•	Some state, provincial and local regulations limit who can purchase salvage vehicles, as well as determine whether a salvage vehicle can be sold as rebuildable or must be sold for parts only.

•

AFC is subject to laws in certain states and in Canada which regulate commercial lending activities and interest rates and, in certain jurisdictions, require AFC or one of its subsidiaries to be licensed.

•	We are subject to various local zoning requirements with regard to the location of our auction and storage facilities, which requirements vary from location to location.

Changes in law or governmental regulations or interpretations of existing law or regulations could result in increased costs, reduced vehicle prices and decreased profitability for us. In addition, failure to comply with present or future laws and regulations or changes in existing laws or regulations or in their interpretation could have a material adverse effect on our operating results and financial condition.

Environmental Regulation

Our operations are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, including those governing the emission or discharge of pollutants into the air or water, the generation, treatment, storage and release of hazardous materials and wastes and the investigation and remediation of contamination. Our failure to comply with current or future environmental, health or safety laws or to obtain and comply with permits required under such laws, could subject us to significant liability or require costly investigative, remedial or corrective actions.

In the used vehicle redistribution industry, large numbers of vehicles, including wrecked vehicles at salvage auctions, are stored and/or refurbished at auction facilities and during that time minor releases of fuel, motor oil and other materials may occur. We have investigated or remediated, or are currently investigating or remediating, contamination resulting from various sources, including gasoline, fuel additives (such as methyl tertiary butyl ether, or MTBE), motor oil, petroleum products and other hazardous materials released from aboveground or underground storage tanks or in connection with current or former operations conducted at our facilities. In certain instances, contamination has migrated to nearby properties, resulting in claims from private parties. We have incurred and may in the future incur expenditures relating to releases of hazardous materials, investigative, remedial or corrective actions, claims by third parties and other environmental issues, and such expenditures, individually or in the aggregate, could be significant.

Federal and state environmental authorities are currently investigating IAAI’s role in contributing to contamination at the Lower Duwamish Waterway Superfund Site in Seattle, Washington. IAAI’s potential liability at this site cannot be estimated at this time. See “—Legal” for a further discussion of this matter.

Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss (or range of possible losses) can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies including environmental matters are included in “Other accrued expenses” and “Other liabilities” at undiscounted amounts and generally exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on our operating results in that period.

Employees

At November 1, 2009, we had a total of 12,777 employees, of which 9,825 were located in the U.S. and 2,952 were located in Canada and Mexico. Approximately 68% of our workforce consists of full-time employees. Currently, none of our employees participate in collective bargaining agreements.

In addition to the employee workforce, we also utilize temporary labor services to assist in handling the vehicles consigned to us and to provide certain other services. Nearly all of our auctioneers are independent contractors. Some of the services we provide are outsourced to third- party providers that perform the services either on-site or off-site. The use of third party providers depends upon the resources available at each auction facility as well as peaks in the volume of vehicles offered at auction.

Properties

Our corporate headquarters are located in Carmel, Indiana. Our corporate headquarters for ADESA and AFC also are located in Carmel, Indiana. Our corporate headquarters are leased properties, with office space being leased in each case through 2019. Properties utilized by the ADESA business segment include 62 used vehicle auction facilities in North America, which are either owned or leased. Each auction is generally a multi-lane, drive-through facility, and may have additional buildings for reconditioning, registration, maintenance, bodywork, and other ancillary and administrative services. Each auction also has secure parking areas to store vehicles. The ADESA auction facilities vary in size based on the market demographics and offer anywhere from 1 to 16 auction lanes, with an average of approximately 7 lanes per location.

IAAI is headquartered in Westchester, Illinois, with office space being leased through 2016. Properties utilized by the IAAI business segment include 152 salvage vehicle auction facilities in the U.S. and Canada, most of which are leased. Salvage auctions are generally smaller than used vehicle auctions in terms of acreage and building size and some locations share facilities with ADESA. The IAAI properties are used primarily for auction and storage purposes consisting on average of approximately 27 acres of land.

Of AFC’s 87 branches in North America, 55 are physically located at auction facilities (including 46 at ADESA). Each of the remaining 32 AFC offices is strategically located in close proximity to at least one of the auctions that it serves. AFC generally leases its branches.

We believe our existing properties are adequate to meet current needs and that suitable additional space will be available as needed to accommodate any expansion of operations and additional offices on commercially acceptable terms.

Legal

We are involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Such litigation is generally not, in the opinion of management, likely to have a material adverse effect on our financial condition, results of operations or cash flows. Legal and regulatory proceedings which could be material are discussed below.

IAAI—Lower Duwamish Waterway

On March 25, 2008, the United States Environmental Protection Agency, or EPA, issued a General Notice of Potential Liability pursuant to Section 107(a), and a Request for Information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA,” to IAAI for a Superfund site known as the Lower Duwamish Waterway Superfund Site in Seattle, Washington, or “LDW.” As of the date of this prospectus, the EPA has not demanded that IAAI pay any funds or take any action apart from responding to the Section 104(e) Information Request. The EPA has advised IAAI that, to date, it has sent out approximately 60 general notice letters to other parties, and has sent Section 104(e) Requests to more than 250 other parties. A remedial investigation has been conducted for this site by some of the potentially responsible parties, who have also commenced a feasibility study pursuant to CERCLA. IAAI is aware that certain authorities may wish to bring Natural Resource Damage claims against potentially responsible parties. In addition, the Washington State Department of Ecology is working with the EPA in relation to LDW, primarily to investigate and address sources of potential contamination contributing to LDW. IAAI and the owner and predecessor at their Tukwila location, which is adjacent to the LDW, are currently in discussion with the Department of Ecology concerning possible source control obligations, including an investigation of the water and soils entering the stormwater system, an analysis of the source of any contamination identified within the system and possible repairs and upgrades to the stormwater capture and filtration system.

MANAGEMENT

Directors and Executive Officers

Our directors are each elected to serve a term of one year and hold office until a successor is elected or qualified or until his earlier death, resignation or removal. Currently, our board of directors consists of 10 members, all of which have been designated by our Equity Sponsors, indirectly through KAR LLC. On December 10, 2009, our board of directors increased the size of the board of directors to 13 members and appointed Robert M. Finlayson, Peter R. Formanek and Jonathan P. Ward as directors. We expect our board of directors to determine that Messrs. Finlayson, Formanek and Ward will satisfy the listing standards for independence of the NYSE. After the consummation of this offering, KAR LLC will own a substantial majority of our outstanding common stock and therefore will continue to be able to determine the outcome of the elections of our directors.

The following table provides certain information regarding our directors, executive officers and director nominees as of November 30, 2009.

Name	Age	Position
Brian T. Clingen	50	Chairman of the Board
James P. Hallett	56	Chief Executive Officer and Director
Thomas J. Caruso	50	President and Chief Executive Officer of ADESA
Thomas C. O’Brien	55	President and Chief Executive Officer of IAAI and Director
Donald S. Gottwald	43	President and Chief Executive Officer of AFC
Eric M. Loughmiller	50	Executive Vice President and Chief Financial Officer
John R. Nordin	52	Executive Vice President and Chief Information Officer
Rebecca C. Polak	39	Executive Vice President, General Counsel and Secretary
Benjamin Skuy	46	Executive Vice President of International Markets and Strategic Initiatives
David Vignes	46	Executive Vice President of Enterprise Optimization
David J. Ament	34	Director
Thomas J. Carella	34	Director
Michael B. Goldberg	62	Director
Peter H. Kamin	47	Director
Sanjeev Mehra	50	Director
Church M. Moore	37	Director
Gregory P. Spivy	40	Director
Robert M. Finlayson	59	Director Nominee
Peter R. Formanek	66	Director Nominee
Jonathan P. Ward	55	Director Nominee

Brian T. Clingen, Chairman of the Board.    Mr. Clingen has been our Chairman of the Board since April 2007. Mr. Clingen also served as our Chief Executive Officer between April 2007 and September 2009. Mr. Clingen has served as a managing partner of BP Capital Management since 1998. Established in 1998, BP Capital Management manages private equity investments principally in the service and finance sectors. Prior to founding BP Capital Management, Mr. Clingen was Chief Financial Officer of Universal Outdoor between 1988 and 1996. Universal Outdoor was acquired by affiliates of Kelso in 1993.

James P. Hallett, Chief Executive Officer and Director.    Mr. Hallett has been our Chief Executive Officer since September 2009. Mr. Hallett was President and Chief Executive Officer of ADESA between April 2007 and September 2009. Mr. Hallett previously served in the following positions between August 1996 and May 2005: Executive Vice President of ADESA, Inc. from May 2004 to May 2005; President of ADESA Corporation, LLC from March 2004 to May 2005; President of ADESA Corporation between August 1996 and October 2001 and again between January 2003 and March 2004; Chief Executive Officer of ADESA Corporation from August 1996 to July 2003; ADESA

Corporation’s Chairman from October 2001 to July 2003; Chairman, President and Chief Executive Officer of ALLETE Automotive Services, Inc. from January 2001 to January 2003 and Executive Vice President from August 1996 to May 2004. Mr. Hallett left ADESA in May 2005 and thereafter served as President of the Columbus Fair Auto Auction.

Thomas J. Caruso, President and Chief Executive Officer of ADESA.    Mr. Caruso has been Chief Executive Officer of ADESA since September 2009. Mr. Caruso was Chief Operating Officer of ADESA from May 2008 to September 2009. Mr. Caruso also served as Executive Vice President of ADESA from April 2007 to May 2008 and Regional Vice President of ADESA from January 2000 to April 2007. From November 1992 to January 2000 Mr. Caruso served as General Manager of ADESA Boston.

Thomas C. O’Brien, President and Chief Executive Officer of IAAI and Director.    Mr. O’Brien became President and Chief Executive Officer of IAAI in November 2000. Prior to joining IAAI, Mr. O’Brien served as President of Thomas O’Brien & Associates from 1999 to 2000, Executive Vice President of Safelite Glass Corporation from 1998 to 1999, Executive Vice President of Vistar, Inc. from 1996 to 1997 and President of U.S.A. Glass, Inc. from 1992 to 1996. Mr. O’Brien is also a director of the First American Corporation.

Donald S. Gottwald, President and Chief Executive Officer of AFC.    Mr. Gottwald has been Chief Executive Officer of AFC since January 2009. Previously, Mr. Gottwald served in the role of Executive Vice President of Dealer Business for HSBC Auto Finance from December 2005 to October 2008. Prior to working at HSBC Auto Finance, Mr. Gottwald served in several roles of increased responsibility with GMAC Financial Services from June 1993 to December 2005, including Managing Director of Saab Financial Services Corp. and Managing Director of American Suzuki Financial Services. Mr. Gottwald has been active in the American Financial Services Association and has served on the association’s board of directors.

Eric M. Loughmiller, Executive Vice President and Chief Financial Officer.    Mr. Loughmiller has been Executive Vice President and Chief Financial Officer since April 2007. Previously, from 2001 to 2006, Mr. Loughmiller was the Vice President and Chief Financial Officer of ThoughtWorks, Inc., an information technology consulting firm. Prior to that, Mr. Loughmiller served as Executive Vice President and Chief Financial Officer of May & Speh, Inc. from 1996 to 1998 until May & Speh was acquired by Acxiom Corporation. Mr. Loughmiller was the finance leader of the Outsourcing Division of Acxiom Corporation from 1998 to 2000. Prior to joining May & Speh, Mr. Loughmiller was an audit partner with PricewaterhouseCoopers LLP, an independent registered public accounting firm. Mr. Loughmiller is a certified public accountant.

John R. Nordin, Executive Vice President and Chief Information Officer.    Mr. Nordin has been Executive Vice President and Chief Information Officer since April 2007. Mr. Nordin joined IAAI in November 2003 as Vice President, Chief Information Officer and served in that role until April 2007. Prior to joining IAAI, Mr. Nordin served as Vice President and Chief Information Officer at A. M. Castle & Co. from 1998 to 2003. From 1995 to 1998, he served as Vice President and Chief Information Officer at Candle Corporation of America.

Rebecca C. Polak, Executive Vice President, General Counsel and Secretary.    Ms. Polak has been Executive Vice President, General Counsel and Secretary since April 2007. Ms. Polak previously served as the Assistant General Counsel and Assistant Secretary of ADESA from February 2005 to April 2007. Prior to joining ADESA, Ms. Polak practiced corporate and securities law with Krieg DeVault in Indianapolis from 2000 to 2005 and with Haynes and Boone in Dallas from 1995 to 1999.

Benjamin Skuy, Executive Vice President of International Markets and Strategic Initiatives.    Mr. Skuy has been Executive Vice President of International Markets and Strategic Initiatives since September 2009. Mr. Skuy previously served in the following positions between

July 1999 and September 2009: Executive Vice President of International Markets and Managing Director of ADESA Canada from January 2008 to September 2009; Managing Director and Chief Operating Officer of ADESA Canada from July 2006 to January 2008; Chief Operating Officer of ADESA Canada from January 2002 to July 2006; and Chief Financial Officer of ADESA Canada from July 1999 to January 2002. Prior to joining ADESA, Mr. Skuy served as Assistant Vice President at Manulife Financial from June 1998 to July 1999. From August 1990 to May 1998 he served as Senior Manager at The Bank of Nova Scotia.

David Vignes, Executive Vice President of Enterprise Optimization.    Mr. Vignes has been Executive Vice President of Enterprise Optimization since September 2009. Previously, Mr. Vignes served as Senior Vice President of Operations and Strategic Improvement of ADESA from July 2007 to August 2009. Prior to joining ADESA, Mr. Vignes served as Senior Vice President at Steiner + Associates, a real estate development company, from April 2004 to June 2007. From 1991 to 2004, Mr. Vignes held several executive positions in finance and operations with Disney Corporation companies, such as Disneyland Paris, Walt Disney World Orlando and the Disney cruise line.

David J. Ament, Director.    Mr. Ament has been a director since April 2007. Mr. Ament joined Parthenon Capital, a private equity firm, in 2003 and is a Managing Partner in its Boston office. Prior to joining Parthenon, he was a principal at Audax Group, a private equity firm, from 2001 to 2003. Prior to that, Mr. Ament was an investment professional at Apollo Advisors from 1997 to 2001. Mr. Ament is also a director of Intermedix Corp., AmWINS Group, Inc., Abeo, Inc., ASG Security and Bryant and Stratton College.

Thomas J. Carella, Director.    Mr. Carella has been a director since April 2007. Mr. Carella is a Vice President of Goldman, Sachs & Co. Mr. Carella joined Goldman Sachs in 1997 and rejoined in 2004 following his graduation from Harvard Business School. Prior to business school, from 2000 to 2002, Mr. Carella co-founded and served as chief executive officer and chairman of Netesi SPA, an Italian software business. Mr. Carella also serves on the board of directors of Cequel Communications, LLC, Waste Industries USA, Inc., and GTEL Holding LLC.

Michael B. Goldberg, Director. Mr. Goldberg has been a director since October 2009. Mr. Goldberg joined Kelso in 1991 and has been Managing Director since 1991. From 1989 to 1991, he served as a Managing Director and Co-head of the Mergers and Acquisitions Department at The First Boston Corporation. From 1977 to 1989, Mr. Goldberg practiced corporate law in the mergers and acquisitions group of Skadden, Arps, Slate, Meagher & Flom, becoming a Partner in 1980. From 1972 to 1977, he was an associate at Cravath, Swaine & Moore. Mr. Goldberg is also a director of Delphin Shipping, LLC, RHI Entertainment, Inc. and Buckeye Partners, L.P.

Peter H. Kamin, Director.    Mr. Kamin has been a director since April 2007. Mr. Kamin is a founding member of ValueAct Capital Management, L.P. Prior to founding ValueAct Capital in 2000, Mr. Kamin founded and managed Peak Investment, L.P. from 1992 to 2000. Peak was a limited partnership organized to make investments in a select number of domestic public companies. Mr. Kamin is also Chairman and director of Seitel Inc.

Sanjeev Mehra, Director.    Mr. Mehra has been a director since April 2007. Mr. Mehra has served as a Managing Director of Goldman, Sachs & Co. in its Principal Investment Area since 1996. Mr. Mehra joined Goldman Sachs in 1986. Mr. Mehra also serves on the board of directors of SunGard Data Systems, Inc., Burger King Holdings, Inc., ARAMARK Corporation, First Aviation Services, Inc. and Sigma Electric, and is Chairman of Hawker Beechcraft, Inc.

Church M. Moore, Director.    Mr. Moore has been a director since April 2007. Mr. Moore joined Kelso in 1998 and has been Managing Director since 2007. From 1997 to 1998, he was an associate at Investcorp International, Inc. From 1994 to 1997, Mr. Moore worked in the corporate finance group at BT Securities Corporation. Mr. Moore is also a director of DSW Holdings, Inc. and Ellis Communications Group, LLC.

Gregory P. Spivy, Director.    Mr. Spivy has been a director since April 2007. Mr. Spivy joined ValueAct Capital Management, L.P. in 2004 and has been a Partner since 2004. Prior to joining ValueAct, Mr. Spivy worked with Gryphon Investors, a private equity fund, from 2002 to 2004. Previously, Mr. Spivy was a Managing Director at Fremont Partners from 1995 to 2000. Mr. Spivy currently also serves as a director of Seitel, Inc. and MDS, Inc.

Robert M. Finlayson, Director Nominee. Mr. Finlayson was employed by the accounting firm of Ernst & Young LLP from 1975 through September 2008, when he retired as a partner. During that time, Mr. Finlayson served as the lead partner on a number of Fortune 500 companies as well as several private equity firms. Mr. Finlayson also held several management positions at Ernst & Young, including leading the firm’s Private Equity practice group and serving as a member of the firm’s U.S. Executive Board which was responsible for all partner related matters in the United States.

Peter R. Formanek, Director Nominee. Mr. Formanek has been a private investor since 1994 and has served on several public company boards. Prior to 1994, Mr. Formanek served as the President, Chief Operating Officer and Director of AutoZone, Inc., a retailer of auto parts, from 1987 to 1994. From 1969 to 1987, Mr. Formanek served in various roles for Malone & Hyde, a food wholesaler and specialty retailer. Mr. Formanek currently serves on the board of directors of Burger King Holdings, Inc.

Jonathan P. Ward, Director Nominee. Mr. Ward has served as a Senior Advisor of Kohlberg & Co., an investment firm, since July 2009. Mr. Ward served as the former Chairman of the Chicago office of Lazard Ltd., an investment banking firm, and Managing Director of Lazard Freres & Co., LLC from November 2006 to June 2009. Mr. Ward served as Chairman and Chief Executive Officer of The ServiceMaster Company, a national service company, from 2002 to 2006, and President and Chief Executive Officer of ServiceMaster from 2001 to 2002. Mr. Ward was President and Chief Operating Officer of RR Donnelley & Sons Company, a commercial printing company, from 1997 to 2001. Mr. Ward currently serves on the board of directors of Sara Lee Corp.

Controlled Company Exception

After the completion of this offering, KAR LLC will control a majority of the voting power of our outstanding common stock. The Equity Sponsors will indirectly own through their investment in KAR LLC approximately 77% of our common stock (or approximately 74% if the underwriters exercise in full their option to purchase additional shares) after the completion of this offering. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance standards, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating/corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board of Directors

Audit Committee

Our audit committee assists our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence and the performance of our independent registered public accounting firm. The audit committee: reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary; reviews our financial statements, including any significant financial items and changes in accounting policies, with our senior management and independent registered public accounting firm; reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The audit committee currently comprises Messrs. Carella, Kamin and Moore, each of whom is expected to resign from the audit committee upon the consummation of this offering. Upon the consummation of this offering, Messrs. Finlayson, Formanek and Ward will be appointed as our new audit committee members, each of whom will be an independent director and “financially literate” under the rules of the NYSE. We expect that Mr. Finlayson will chair our audit committee and will be designated as our “financial expert” as that term is defined by the SEC.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and recommends the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans.

The compensation committee currently comprises Messrs. Clingen, Hallett, Mehra, Moore, O’Brien and Spivy. Mr. Moore serves as chairman of our compensation committee. Upon the consummation of this offering, the compensation committee will comprise Messrs. Clingen, Mehra, Moore and Spivy.

Nominating and Corporate Governance Committee.

In connection with this offering, our board of directors formed a nominating and corporate governance committee consisting of three of our directors. The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters.

Messrs. Kamin, Moore and Mehra will be the initial members of this committee.

Our board of directors will adopt new written charters for each of its committees which will be made available on our website.

Code of Business Conduct and Ethics

In connection with this offering, we adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon completion of this offering, the code of business conduct and ethics will be available on our website at www.karauctionservices.com. Information on, or accessible through, our website is not part of this prospectus. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Compensation of Directors

Currently, directors that are employed by us or the Equity Sponsors are not entitled to receive any fees for serving as a member of our board of directors. Upon completion of this offering, directors that are employed by us or the Equity Sponsors will continue to not be entitled to receive any fees for serving as a member of our board of directors; however, we intend to use a combination of cash and stock-based incentive compensation to attract and retain independent, qualified candidates to serve on the board of directors. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties as well as the skill level we require of members of our board of directors.

Cash and Stock Retainers

Cash. Members of the board of directors who are not our employees or employed by the Equity Sponsors are entitled to receive an annual cash retainer of $50,000. Such directors may elect to receive their annual cash retainer in common stock. The chairperson of the Audit Committee will receive an additional cash retainer of $10,000. One-fourth of the annual cash retainer will be paid at the end of each quarter, provided the director served as a director in such fiscal quarter. All of our directors will be reimbursed for reasonable expenses incurred in connection with attending board of director meetings and committee meetings.

Stock. In addition to the annual cash compensation, directors who are not employed by us or the Equity Sponsors will receive an annual stock retainer of $75,000 of our common stock in the form of restricted stock. One-fourth of the annual restricted stock grant will vest at the end of each quarter following their election as a director. The number of shares of our common stock received will be based on the value of the shares on the date of the restricted stock grant.

Non-Employee Director Deferred Compensation Plan

Our board of directors intends to adopt the KAR Auction Services, Inc. Non-Employee Director Deferred Compensation Plan, or the Director Deferred Compensation Plan, before the effective date of this offering. Pursuant to the terms of the Director Deferred Compensation Plan, each non-employee director may elect to defer the receipt of his cash director fees into to a pre-tax interest-bearing deferred compensation account, which account accrues interest (credited to the account quarterly) as described in the Director Deferred Compensation Plan. Directors may also choose to have receive all or a portion of their annual stock retainer in the form of a deferred share account. The plan will provide that the amount of cash in his deferred cash account, plus a number of shares of common stock equal to the number of shares in his deferred share account, will be delivered to a director within 60 days following the date of the director’s departure from the board of directors, with cash being paid in lieu of any fractional shares.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of our compensation program for named executive officers should be read in conjunction with the tables and text elsewhere in this filing that describe the compensation awarded to, earned by, and paid to the named executive officers. The following discussion gives effect to a 10-for-1 common stock split that became effective on December 9, 2009. The stock split did not affect the profit interests of the named executive officers in KAR LLC and Axle LLC.

Overview

Our named executive officers for the last completed fiscal year were (i) our principal executive officer, or PEO, (ii) our principal financial officer, or PFO, (iii) the three most highly compensated executive officers (other than the PEO and the PFO) who were serving as executive officers at the end of the last completed fiscal year, and (iv) one additional individual who was not serving as an executive officer at the end of the last completed fiscal year who would have been, solely as a result of severance payments received, among the three most highly compensated individuals other than the PEO and the PFO. Respectively, the following persons were our named executive officers for the period covered by this compensation discussion and analysis:

•	Brian Clingen, Chairman and Chief Executive Officer (PEO) of KAR Auction Services;

•	Eric Loughmiller, Executive Vice President and Chief Financial Officer (PFO) of KAR Auction Services;

•	James Hallett, President and Chief Executive Officer of ADESA;

•	Thomas O’Brien, President and Chief Executive Officer of IAAI;

•	Rebecca Polak, Executive Vice President, General Counsel and Secretary of KAR Auction Services; and

•	Curtis Phillips, Former President and Chief Executive Officer of AFC.

Compensation Philosophy and Objectives

We believe that compensation of named executive officers should be (i) closely aligned with our performance on both a short-term and long-term basis, (ii) linked to specific, measurable results intended to create value for stockholders, and (iii) competitive in attracting and retaining key executive talent in the vehicle remarketing and auto finance industry. Each of the compensation programs that we have developed and implemented is intended to satisfy one or more of the following specific objectives:

•	motivate and focus through incentive compensation programs directly tied to our financial results;

•	support a one-company culture and encourage synergies between all business units by aligning rewards with long-term overall Company performance and stockholder value;

•	provide a significant percentage of total compensation through variable pay based on pre-established goals and objectives;

•	enhance our ability to attract and retain skilled and experienced executive officers;

•	align the interests of our executive officers with the interests of our stockholders so that they manage from the perspective of owners with an equity stake in the Company; and

•	provide competitive rewards commensurate with performance and competitive market practices.

The Role of the Compensation Committee and the Named Executive Officers in Determining Executive Compensation

Role of the Compensation Committee.    Prior to the initial public offering, the compensation committee of our board of directors was comprised of Church M. Moore (Chairman), Sanjeev Mehra, Gregory P. Spivy, Brian Clingen, James Hallett, and Thomas O’Brien. Mr. Clingen is the Chairman and CEO of KAR Auction Services, Mr. Hallett is the President and CEO of ADESA, and Mr. O’Brien is the President and CEO of IAAI. See “Compensation Committee Interlocks and Insider Participation.” Messrs. Mehra, Moore, and Spivy are directors who were appointed by the Equity Sponsors pursuant to the terms of the Amended and Restated Limited Liability Company Agreement of KAR LLC, or the LLC Agreement. See “Certain Relationships and Related Party Transactions—Agreements in connection with the 2007 Transactions—LLC Agreement.”

The compensation committee has primary responsibility for all compensation decisions relating to our named executive officers, including Mr. Clingen, Mr. Hallett, and Mr. O’Brien. The compensation committee reviews the aggregate level of our executive compensation, as well as the mix of elements used to compensate our named executive officers on an annual basis. In light of the unique mix of businesses that comprise KAR Auction Services and the lack of directly comparable public companies, the compensation committee has not identified a specific peer group of companies for comparative purposes and does not formally engage in benchmarking of compensation. Further, the compensation committee has not engaged a compensation consultant to assist in the annual review of our compensation practices or the development of compensation programs for our named executive officers, though the compensation committee has the authority to do so if it deems that such assistance is necessary or would otherwise be beneficial.

Role of the Executive Officers.    Mr. Clingen, Mr. Hallett, and Mr. O’Brien regularly participate in meetings of the compensation committee at which compensation actions involving our named executive officers are discussed. Mr. Clingen, Mr. Hallett, and Mr. O’Brien assist the compensation committee by making recommendations regarding compensation actions relating to the executive officers other than themselves. Mr. Clingen, Mr. Hallett, and Mr. O’Brien each recuses himself and does not participate in any portion of any meeting of the compensation committee at which his compensation is discussed.

Elements Used to Achieve Compensation Philosophy and Objectives

Components of Executive Compensation for 2008.

The compensation committee believes the total compensation and benefits program for our named executive officers should consist of the following:

•	base salary;

•	annual incentive opportunity;

•	long-term incentive opportunity;

•	retirement, health and welfare benefits; and

•	perquisites.

Base Salary

Base salary is the fixed component of total annual cash compensation and is intended to reward the named executive officers for their past performance, offer security to the executive officers, and facilitate the attraction and retention of a skilled and experienced executive management team. The compensation committee reviews base salaries for our named executive officers annually and as it deems necessary and appropriate in connection with any promotion or other change in responsibility of a named executive officer.

Annual salary levels for our named executive officers are based upon various factors, including the individual’s performance, budget guidelines, experience, business unit responsibilities, and tenure in the particular position. In addition, the compensation committee also considers the amount and relative percentage of total compensation that is derived from base salary when setting the compensation of our executive officers. The compensation committee has not, however, established a policy or a specific formula for such purpose.

In view of the wide variety of factors considered by the compensation committee in connection with determining the base salary of each of our named executive officers, the compensation committee has not attempted to rank or otherwise assign relative weights to the factors that it considers. The compensation committee considers all the factors as a whole in reaching its determination. The compensation committee collectively makes its determination with respect to base salaries based on the conclusions reached by its members, in light of the factors that each of them considered appropriate.

The base salaries paid to our named executive officers for 2008 are shown in the Summary Compensation Table.

The compensation committee reviewed the base salaries of each of our named executive officers at its February 2009 meeting. Due to the significant economic changes that have occurred in the last year, the compensation committee determined to not increase the base salaries of any of our named executive officers for 2009. Further, upon the request of Mr. Clingen, the compensation committee reduced Mr. Clingen’s base salary for 2009 from $592,250 to $250,000. Such salary reduction was approved by the compensation committee based upon Mr. Clingen’s request.

Annual Cash Incentive Programs

We provide annual cash incentive opportunities to our named executive officers in order to:

•	align annual incentives with overall Company financial results;

•	align annual incentives, where appropriate, with business unit or division financial results; and

•	align annual incentives with the interests of our stockholders.

Annual cash incentive opportunities are established for each named executive officer by the compensation committee based upon a number of factors including the job responsibilities of such executive and internal equity among the named executive officers. Consistent with our compensation philosophy and objectives, the compensation committee sets annual incentive bonus targets in amounts which are intended to encourage the achievement of certain levels of performance and provide a significant portion of each named executive officer’s compensation through variable pay based upon pre-established goals and objectives. Generally, named executive officers with greater job responsibilities have a greater proportion of their annual cash compensation tied to Company performance through their annual incentive opportunity. The compensation committee has not, however, established a policy or a formula for the purpose of calculating the specific amount or relative percentage of total compensation that should be derived from annual cash incentive opportunities.

The KAR Auction Services, Inc. Annual Incentive Program.    The KAR Auction Services, Inc. annual incentive program was adopted for the purpose of motivating and rewarding the successful achievement of pre-determined financial objectives at KAR Auction Services relating to cash based incentive awards. Under such program, the grant of cash-based awards to eligible participants is contingent upon the achievement of certain corporate performance goals as determined by the compensation committee.

The compensation committee uses adjusted EBITDA for KAR Auction Services, ADESA, and AFC depending upon the executive, as the measure of performance when establishing annual performance objectives for the named executive officers. Using these measures, the compensation committee establishes, on an annual basis, specific targets that determine the size of payouts under the incentive program. Each named executive officer’s annual incentive opportunity may be based upon a combination of the performance of the Company overall and the performance of the executives’ business unit. In 2008, Mr. Clingen’s, Mr. Loughmiller’s and Ms. Polak’s annual incentive opportunity was based upon the performance of KAR Auction Services. Mr. Hallett’s annual incentive opportunity was based primarily upon the performance of ADESA and secondarily upon the performance of KAR Auction Services. Mr. O’Brien’s annual incentive opportunity was based primarily upon the performance of IAAI and secondarily upon the performance of KAR Auction Services. Mr. Phillips’ annual incentive opportunity was based primarily upon the performance of AFC and secondarily upon the performance of KAR Auction Services.

The Insurance Auto Auctions, Inc. 2008 Incentive Plan.    The Insurance Auto Auctions, Inc. 2008 Incentive Plan was adopted for the purpose of motivating and rewarding the successful achievement of pre-determined financial objectives at IAAI. Mr. O’Brien is the only named executive officer that participates in the Insurance Auto Auctions, Inc. 2008 Incentive Plan. The Insurance Auto Auctions, Inc. 2008 Incentive Plan uses adjusted EBITDA of IAAI as the measure of financial performance under the plan.

Performance Targets for 2008 for the KAR Auction Services, Inc. Annual Incentive Program and the Insurance Auto Auctions, Inc. 2008 Incentive Plan.    Under the incentive plans, threshold performance objectives must be met in order for any payout to occur. Payouts can range from 25% of target awards for performance at threshold up to a maximum of 160% of target awards for superior performance or no payout if performance is below threshold. The compensation committee analyzes financial measures and determines the level of performance required to receive threshold, target, and superior annual incentive payouts. The compensation committee established the performance objectives in amounts which it believed would be achievable given a sustained effort on the part of the named executive officers and which would require increasingly greater effort to achieve the target and superior objectives. The compensation committee may increase or decrease the performance targets and the potential payouts at each performance target, if, in the discretion of the compensation committee, the circumstances warrant such an adjustment. The compensation committee did not exercise its discretion in this regard in 2008.

The following table shows the annual incentive opportunities for our named executive officers for 2008:

		Bonus Opportunity			Bonus Goal Weighting %
Name	Base Salary	Threshold % of Base Salary	Target % of Base Salary	Superior % of Base Salary	KAR Auction Services	ADESA Auctions	AFC	IAAI Salvage
Brian Clingen	$592,250	32.5%	100%	130%	100%	0%	0%	0%
Eric Loughmiller	$360,500	25%	75%	100%	100%	0%	0%	0%
James Hallett	$592,250	32.5%	100%	130%	25%	75%	0%	0%
Thomas O’Brien	$482,281	85%	100%	160%	25%	0%	0%	75%
Rebecca Polak	$309,000	25%	75%	100%	100%	0%	0%	0%
Curtis Phillips	$309,000	25%	75%	100%	25%	0%	75%	0%

No amounts were paid to the named executive officers under the KAR Auction Services, Inc. annual incentive program in 2008 as the Company did not achieve the minimum criteria for an award. However, as a result of Insurance Auto Auctions, Inc. achieving certain performance objectives, Mr. O’Brien received an award amount of $339,470 under the Insurance Auto Auctions, Inc. 2008 Incentive Plan.

For 2009, the compensation committee has adjusted the threshold percentage for each named executive officer to an amount equal to one-half of the respective target percentage. In addition, in 2009, Mr. O’Brien’s superior percentage has been reduced to 130%. Such changes result from a subjective determination by the compensation committee that a consistent ratio of the threshold percentage to the target percentage as well as a consistent superior percentage would promote equity among the named executive officers.

Equity Incentive Plans

The KAR Auction Services, Inc. Stock Incentive Plan.    The KAR Auction Services, Inc. Stock Incentive Plan was adopted following the completion of the 2007 Transactions to foster and promote the long-term financial success of KAR Auction Services and its subsidiaries and materially increase stockholder value by:

•	motivating superior performance by means of service- and performance-related incentives;

•	aligning the interests of our named executive officers with the interests of our stockholders so that they manage from the perspective of owners with an equity stake in the Company; and

•

enabling KAR Auction Services and its subsidiaries to attract and retain the services of a skilled and experienced executive management team upon whose judgment, interest, and special effort the successful conduct of its and their operations is largely dependent.

The stock incentive plan provides for the grant of two types of options and restricted stock. No restricted stock has been granted under the plan. Participation in the stock incentive plan is limited to such persons as the compensation committee, in its discretion, designates. The number of options granted to each participant, the date of such grant, and the exercise price of the options are also subject to the discretion of the compensation committee.

Under the stock incentive plan, one-fourth of the total amount of each option grant are service options, and three-fourths of the amount of each grant are exit options. We have allocated service options and exit options to both encourage employee retention and reward effort. Service options function as an employee retention tool by rewarding continued service, and exit options reward employees’ efforts toward increasing the value of KAR Auction Services and have also served as a retention tool because a grantee generally must remain employed to benefit from the increase in the value of KAR Auction Services, Inc. Together, these awards align the interests of our named executive officers and other employees with the interests of our stockholders, who benefit from both the retention of a skilled management team and an increase in the value of KAR Auction Services. Service options are generally exercisable in four equal annual installments, commencing on the first anniversary of the grant date. Pursuant to the terms of the stock incentive plan, the compensation committee has the right to accelerate the exercisability of outstanding options in its discretion. In connection with the initial public offering, the compensation committee has decided to accelerate the exercisability of all service options outstanding on the effective date of the initial public offering. The compensation committee believes that these vested service options will continue to function as an employee retention tool because optionholders will want to contribute to and benefit from the potential increase in the value of the Company in the future. Exit options are performance options, and prior to the consummation of this offering, the exit options generally become exercisable only after the occurrence of an Exit Event based on the satisfaction of certain performance goals. An “Exit Event” includes, generally, any transaction other than an initial public offering which results in the sale, transfer, or other disposition by certain of the original members of KAR LLC, which are referred to as the “Investor Members,” (as defined below) to a third party of (a) all or substantially all of the limited liability company interests of KAR LLC beneficially owned by the Investor Members, as of the date of such transaction; or (b) all of the assets of KAR LLC and its subsidiaries, taken as a whole. As described below, the compensation committee has decided to substitute the existing exercisability criteria for outstanding exit options so that such options instead vest and become exercisable based upon the trading price of our common stock after the effective date of the offering.

The Investor Members include Kelso Investment Associates VII, L.P.; KEP VI, LLC; GS Capital Partners VI Fund, L.P.; GS Capital Partners VI Parallel, L.P.; GS Capital Partners VI GmbH & Co. KG; GS Capital Partners VI Offshore Fund, L.P.; ValueAct Capital Master Fund, L.P.; PCap KAR LLC; Axle LLC; and such other persons who from time-to-time become members of the Company and are designated as Investor Members.

Upon the occurrence of an Exit Event, exit options become exercisable in accordance with the following schedule:

•

None of the exit options will become exercisable unless the Investor Members receive an internal rate of return on their initial investment in KAR LLC of at least 12% compounded annually and the Investment Multiple (as defined below) is greater than 1.5.

•

All of the exit options will become exercisable if the Investor Members receive an internal rate of return on their initial investment in KAR LLC of at least 12% compounded annually and the Investment Multiple is at least 3.5.

•

The exit options will become partially exercisable on a ratable basis if the Investor Members receive an internal rate of return on their initial investment in KAR LLC of at least 12% compounded annually and the Investment Multiple is greater than 1.5 but less than 3.5.

For purposes of the foregoing, the “Investment Multiple” is equal to the quotient of the “Current Value” divided by the “Initial Price.” The “Current Value” is generally equal to the sum of (i) the aggregate amount of distributions received by the Investor Members prior to such time in respect of their common equity interests of KAR LLC plus (ii) in the case of a distribution made in connection with an Exit Event, the product of (y) the aggregate amount per Common Unit of distributions to be received by the Investor Members upon such Exit Event and (z) the aggregate number of Units held by the Investor Members as of the occurrence of such Exit Event. The “Initial Price” is equal to the product of (i) the Investor Members’ average cost per each Common Unit held by the Investor Member times (ii) the total number of the Common Units held by the Investor Member.

All exit options which do not become exercisable at the time of an Exit Event will be cancelled. All of the shares acquired upon exercise of any option will be subject to a shareholders agreement and a registration rights agreement. No option, whether an exit option or a service option, is exercisable on or after the tenth anniversary of the date on which it was granted.

The compensation committee has discretion to consider any factor that it determines appropriate when it establishes the performance objectives and the amount of awards under the stock incentive plan. In connection with an initial public offering of our common stock, the compensation committee has the discretion, pursuant to the terms of the stock incentive plan (and the award agreements) governing the terms of the options outstanding under our stock incentive plan, to amend the terms of the award agreements and the exit options to substitute the existing exercisability of the exit options described above with criteria based on stock price. Any amendments to the exercisability criteria of the exit options must be done in a manner that preserves the economic value of the exit options, as determined by the compensation committee solely in its good faith discretion. In accordance with the terms of the stock incentive plan and subject to the consummation of this public offering, the committee has decided to substitute the existing exercisability criteria for outstanding exit options so that such options instead vest and become exercisable in four tranches contingent upon (i) the weighted average closing price of the shares of common stock of the Company exceeding a defined closing price threshold for ninety consecutive trading days, (ii) the closing price of the common stock of the Company on the last trading day of such ninety consecutive trading day period being greater than or equal to 85% of the defined closing price and (iii) the holder being a director, officer or employee of the Company or any of its subsidiaries on such date. In addition, the aggregate number of shares of our common stock subject to outstanding options under our stock incentive plans and the respective exercise price of the outstanding options will be proportionately adjusted to reflect, as deemed equitable and appropriate by the compensation committee, any stock dividend, stock split (including reverse stock splits) or other recapitalization or extraordinary transaction affecting the shares of our common stock.

Because our named executive officers were awarded profit interests, or Override Units, in KAR LLC in connection with the completion of the 2007 Transactions, the compensation committee did not establish performance objectives for 2008 and did not grant any awards to our named executive officers under the stock incentive plan for 2008. Pursuant to the terms of the Severance, Release and Waiver Agreement entered into between Mr. Phillips and AFC, Mr. Phillips retained 23,740.5 exit options and 19,783.75 service options which had been previously granted to him under the stock incentive plan. In addition, in May 2009, Ms. Polak was awarded 44,180 service options and 132,540 exit options under the stock incentive plan.

As noted below, our Omnibus Plan will further provide incentives for both performance and retention, as grants under that plan will generally be forfeited upon an employee’s termination of employment.

KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan. Our board of directors intends to adopt the KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan, or the Omnibus Plan, before the effective date of this offering. The purpose of the Omnibus Plan is to provide an additional incentive to selected management employees, directors, independent contractors and consultants of KAR Auction Services whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to KAR Auction Services, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

The Omnibus Plan described below is filed as an exhibit to the registration statement of which this prospectus forms a part and the following description is qualified by reference to the Omnibus Plan in all respects.

Plan participants would be eligible to receive options, restricted stock, stock appreciation rights, other stock-based awards, or cash based awards as determined by the compensation committee. The number of shares of common stock available for awards under the terms of the Omnibus Plan are 6,492,683, which would equal 5% of outstanding shares immediately following this offering. Stockholders would authorize any additional shares made available under the Omnibus Plan. No awards will be made under the Omnibus Plan prior to this offering.

Under the Omnibus Plan, the compensation committee will have the authority to:

•

select Omnibus Plan participants and determine the types of awards to be made to participants, and any appropriate award terms, conditions and restrictions (including the performance goals and period applicable to awards, if any);

•	determine the number of shares to be covered by each award granted;

•	accelerate or waive any terms and conditions imposed on an award;

•	adopt, alter and repeal such administrative rules, guidelines and practices governing the plan as it from time to time deems advisable;

•

construe and interpret the terms and provisions of the plan and any awards issued under the Omnibus Plan (and any award agreement relating thereto), and to otherwise supervise the administration of the plan and to exercise all powers and authorities either specifically granted under the plan or necessary and advisable in the administration of the plan.

Employee Stock Purchase Plan. Our board of directors and stockholders will adopt the KAR Auction Services, Inc. Employee Stock Purchase Plan, or the ESPP, before the effective date of this offering. The ESPP described below is filed as an exhibit to the registration statement of which this prospectus forms a part and the following description is qualified by reference to the ESPP in all respects.

The ESPP is designed to provide an incentive to attract, retain and reward eligible employees. We intend to qualify the ESPP as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. The ESPP will be generally available to all eligible employees (excluding any employee that is an officer or director who is subject to the reporting requirements under Section 16(a) of the Exchange Act), and will not be tied to any performance criteria.

A maximum of 1,000,000 shares of our common stock, representing less than 1% of our outstanding shares immediately following this offering, will be reserved for issuance under the ESPP. The number of shares reserved pursuant to the ESPP is subject to adjustment to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure.

The ESPP will provide for one month offering periods with a 15% discount from the fair market value of a share on the date of purchase. The board of directors will be able to terminate, amend or extend the ESPP at any time; however, stockholder approval will be obtained for any amendment to the extent necessary to comply with any applicable law, regulation or stock exchange rule. Unless terminated earlier, the ESPP will terminate on December 31, 2018.

Retirement, Health, and Welfare Benefits

We offer a variety of health and welfare and retirement programs to all eligible employees, including our named executive officers. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, dental, vision, pharmacy, life insurance, disability, and accidental death and disability. We also provide travel insurance to all employees who travel for business purposes.

Perquisites

In general, the compensation committee believes that the provision of a certain level of perquisites and other personal benefits to the named executive officers is reasonable and consistent with the objective of facilitating and allowing us to attract and retain highly qualified executive officers. The perquisites which are available to our named executive officers include an automobile allowance, 401(k) matching contributions, and Company-paid group term life insurance premiums. In 2008, perquisites constituted only a small percentage of total compensation for our named executive officers. On average, less than 9 percent of each named executive officers’ total compensation was provided through perquisites. However, the compensation committee has not established a policy or a formula for the purpose of calculating the amount or relative percentage of total compensation that should be derived from perquisites.

Severance and Change in Control Agreements

The compensation committee recognizes that, from time to time, it is appropriate to enter into agreements with our executive officers to ensure that we continue to retain their services and to promote stability and continuity within the Company. In connection with the completion of the 2007 Transactions, Thomas O’Brien entered into an individually negotiated employment agreement. Mr. O’Brien is the only named executive officer who has an employment agreement with KAR Auction Services or one of its subsidiaries.

A description of Mr. O’Brien’s employment agreement can be found in the section entitled “Employment Agreements with Named Executive Officers.”

On September 12, 2008, Curtis Phillips entered into a Severance, Release and Waiver Agreement with AFC. The terms of such agreement, including the amounts payable to Mr. Phillips thereunder, were the result of an arm’s-length negotiation between Mr. Phillips and the Company. A description of Mr. Phillips’ Severance, Release and Waiver Agreement can be found in the section entitled “Potential Payments Upon Termination or Change-in-Control.”

KAR LLC Override Units

LLC Agreement.    Each of our named executive officers, other than Mr. Phillips, are also Management Members of KAR LLC. Through the issuance by KAR LLC of certain profit interests referred to as “Override Units,” our named executive officers are incentivized to manage from the perspective of owners with an equity stake in the Company. Override Units may be issued as either Operating Units or Value Units. One-fourth of the Override Units are issued as Operating Units and the remaining three-fourths are issued as Value Units. The ratio of Operating Units to Value Units was determined by our Equity Sponsors and is intended as both a retention tool to reward continued service and as a performance-incentive to reward our named executive officers for the achievement of certain multiples on our Equity Sponsors’ original investment in KAR LLC, as described in the following paragraph.

The Operating Units vest ratably over four years from the date of grant and will be forfeited on a pro rata basis if the executive ceases to be employed by KAR LLC or one of its subsidiaries prior to the fourth anniversary of the date of grant. Operating Units that are vested will participate in distributions from KAR LLC to its members (including our Equity Sponsors) in excess of such members’ original investments in KAR LLC. The Value Units will be forfeited in the event the executive ceases to be employed by KAR LLC or one of its subsidiaries. The portion of the Value Units held by the executive that will participate in distributions from KAR LLC to its members (including our Equity Sponsors) will be determined based on the investment multiple and internal rate of return realized by the Investor Members on their original investment in KAR LLC. For example, all Value Units will participate in distributions if the Investment Multiple is at least 3.5 and the Applicable Performance Percentage of the Value Units will participate in distributions if the Investment Multiple is greater than 1.5 but less than 3.5. The “Applicable Performance Percentage” means, expressed as a percentage, the quotient obtained by dividing (x) the excess, if positive, of the Investment Multiple over 1.5 by (y) 2. Notwithstanding the foregoing or anything to the contrary, in no event will any Value Units participate in distributions unless the Investor Members receive an internal rate of return, compounded annually on their investment in KAR LLC of at least 12% and the Investment Multiple is greater than 1.5. In the event that any portion of the Value Units do not become eligible to participate in distributions upon the occurrence of an Exit Event, such portion of such Value Units will automatically be forfeited. The Operating Units and the Value Units are not convertible into common stock and are generally not transferable. The terms of the Override Units, including the vesting requirements and applicable performance standards, may be modified by KAR LLC as permitted in the LLC Agreement.

Our named executive officers hold profits interests in KAR LLC as follows:

Name	Value Units	Operating Units
Brian Clingen	131,054.76	43,684.92
Eric Loughmiller	38,436.00	12,812.00
James Hallett	131,054.76	43,684.92
Thomas O’Brien	41,196.22	13,732.07
Rebecca Polak	10,484.73	3,494.91

Mr. Phillips is not a Management Member of KAR LLC and does not hold any Override Units in KAR LLC.

Axle LLC Override Units

Axle LLC Agreement.    Prior to the date of the 2007 Transactions, Thomas O’Brien had been a Management Member of Axle Holdings II, LLC, or Axle LLC. Axle LLC is the former ultimate parent company of IAAI and is a holder of common equity interests in KAR LLC. As such, Mr. O’Brien holds profit interests in Axle LLC referred to as Override Units (the “Axle Override Units”) which were granted prior to the completion of the 2007 Transactions. The Company recognizes compensation expense with respect to the Axle Override Units.

Similar to the Override Units in KAR LLC, the Axle Override Units consist of Operating Units, which vest over a period of time, and Value Units, which vest upon the achievement of certain financial objectives for the benefit of certain of the investors in Axle LLC referred to in the Axle LLC Agreement as the “Kelso Members.”

Subject to certain conditions, including possible forfeiture, the holders of Axle Override Units have certain rights with respect to profits and losses of Axle LLC and distributions from Axle LLC. The Axle Operating Units vested May 25, 2008. Value Units vest and become eligible to participate in distributions upon the occurrence of certain Exit Events only if, upon the occurrence of such an event, the Kelso Members receive an internal rate of return, compounded annually, on their investment in Axle LLC of at least 12%, and the Investment Multiple is greater than two (2). All Value Units will participate in distributions if the Investment Multiple is at least four (4). If the Investment Multiple is greater than two (2), but less than four (4), the Value Units will participate in the distribution on a ratable basis. Value Units not eligible to participate in distributions upon the occurrence of an Exit Event will be automatically forfeited.

For purposes of the Axle Override Units, an “Exit Event” includes, generally, any transaction which results in the sale, transfer, or other disposition by the Kelso Members to a third party of (a) all or substantially all of the limited liability company interests of Axle LLC beneficially owned by the Investor Members as of the date of such transaction; or (b) all of the assets of Axle LLC and its subsidiaries, taken as a whole. For purposes of the Axle LLC Agreement, the Investment Multiple is, generally, equal to the quotient of the fair market value of all distributions received by Kelso Investment Associates VII, L.P. and KEP VI, LLC (collectively, “Kelso”) divided by Kelso’s aggregate capital contributions to the Axle Holding II, LLC.

The Axle Override Units were not granted by the compensation committee and the compensation committee does not have authority to amend the terms of the Axle Override Units. Mr. O’Brien holds 128,971 Value Units and 64,485 Operating Units in Axle LLC. The compensation committee has discretion to consider the Axle Override Units held by Mr. O’Brien and other executives when determining total compensation for Mr. O’Brien and other executives. In 2008, the compensation committee did not consider the value of the Axle Override Units a significant factor in determining compensation levels for Mr. O’Brien and other executives holding Axle Override Units, and, given the amount of Company equity awards held by Mr. O’Brien and other executives, did not consider the Axle Override Units held by such executives to pose any potential conflict of interest with respect to the Company.

Rollover Stock Options

In connection with the completion of the 2007 Transactions, certain stock options held by Mr. O’Brien to acquire shares of stock of Axle Holdings were converted, pursuant to the terms of a Rollover Stock Option Agreement, into options to acquire shares of common stock of KAR Auction Services or cash. Following their conversion, the stock options became exercisable for a specified number of shares of common stock of KAR Auction Services or cash on substantially the same terms and conditions as they had been exercisable under the Axle Holdings, Inc. Stock Incentive Plan. Pursuant to the applicable terms governing the rollover stock options, the aggregate number of shares of our common stock subject to outstanding rollover stock options and the respective exercise price of the outstanding options will be proportionately adjusted to reflect, as deemed equitable and appropriate by the compensation committee, any stock dividend, stock split (including reverse stock splits) or other recapitalization or extraordinary transaction affecting the shares of our common stock. For additional information concerning the terms on which the options are exercisable, see “Potential Payments Upon Termination or Change-in-Control.” The compensation committee has discretion to consider the value of the Rollover Stock Options held by Mr. O’Brien when determining Mr. O’Brien’s total compensation. In 2008, the compensation committee did not consider the value of the Rollover Stock Options as a significant factor in setting Mr. O’Brien’s compensation.

Tax and Accounting Considerations

Employment Agreements.    Mr. O’Brien is the only named executive officer that has an employment agreement with the Company or any of its subsidiaries. Section 280G of the Code (“Section 280G”) and related provisions impose substantial excise taxes under Section 4999 of the Code on so-called “excess parachute payments” payable to certain named executive officers upon a change in control and results in the loss of the compensation deduction for such payments by the Company.

The employment agreement with Mr. O’Brien provides that a lump sum “Gross-Up Payment” will be made to Mr. O’Brien in such amount as is necessary to ensure that the net amount retained by Mr. O’Brien, after reduction for any excise taxes on the payments under his employment agreement, will be equal to the amount that Mr. O’Brien would have received if no portion of the payments had been an excess parachute payment.

KAR Auction Services, Inc. Stock Incentive Plan.    In the event that any payment received under the plan upon the occurrence of an Exit Event would constitute an excess parachute payment, then, the payment will be reduced to the extent necessary to eliminate any such excess parachute payment. In such event, however, KAR Auction Services will use good faith efforts to seek the approval of the shareholders in the manner provided for in Section 280G(b)(5) of the Code and the regulations thereunder with respect to such reduced payments, so that such payment would not be treated as a “parachute payment” for this purpose.

Accounting for Stock-Based Compensation.    We account for stock-based compensation in accordance with the requirements of FASB Statement 123(R).

Financial Restatements.    The compensation committee has not adopted a policy with respect to whether we will make retroactive adjustments to any cash- or equity-based incentive compensation paid to named executive officers (or others) where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. The compensation committee believes that this issue is best addressed when the need actually arises, when all of the facts regarding the restatement are known.

Compensation Committee Report

Prior to the initial public offering, the compensation committee reviewed the Compensation Discussion and Analysis for executive compensation for 2008 and discussed that analysis with management. Based on its review and discussions with management, the compensation committee recommended to our board of directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K. This report is provided by the following persons, who comprised the compensation committee prior to the initial public offering:

Church M. Moore (Chairman)

Sanjeev Mehra

Gregory P. Spivy

Brian T. Clingen

James P. Hallett

Thomas C. O’Brien

Summary Compensation Table For 2008

The table below contains information concerning the compensation of our (i) PEO, (ii) PFO, (iii) three most highly compensated executive officers (other than the PEO and PFO) who were serving as executive officers as of December 31, 2008, and (iv) one individual who was not serving as an executive officer as of December 31, 2008, but who would have been, solely as a result of severance payments received during 2008, among the three most highly compensated individuals other than the PEO and PFO.

Name and Principal Position	Year		Salary ($)	Bonus ($)		Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Brian Clingen,	2008		586,547	—		0.00	0.00		35,010	(5)	621,557
Chairman and CEO (PEO)	2007	(1)	403,288	—		372,723	321,136	(3)	21,228		1,118,375

Eric Loughmiller,	2008		357,029	—		0.00	0.00		33,087	(5)	390,116
Executive Vice President and CFO (PFO)	2007	(1)	242,890	—		109,313	146,956	(3)	2,743		501,902

James Hallett,	2008		586,547	—		0.00	0.00		191,948	(5)	778,495
President and CEO of ADESA Auctions	2007	(1)	403,288	210,163	(4)	372,723	358,823	(3)	196,857	(5)	1,541,854

Thomas O’Brien,	2008		482,281	—		0.00	339,450	(6)	29,522	(5)	851,253
President and CEO of IAAI	2007	(1)	328,405	—		1,723,947	337,753	(3)	17,668		2,407,773

Rebecca Polak,	2008		289,495	75,000	(7)	0.00	0.00		24,326	(5)	388,821
Executive Vice President, General Counsel and Secretary

Curtis Phillips,	2008		213,156	—		44,142	0.00		518,806	(9)	776,104
Former President and CEO of AFC(8)

(1)	The amounts included in the Summary Compensation Table for 2007 reflect the following:

•	Messrs. Clingen and Hallett began their employment with KAR Auction Services on April 20, 2007.

•

Mr. Loughmiller began his employment with KAR Auction Services on April 20, 2007. Prior to such time, Mr. Loughmiller was employed by IAAI. The amounts reported in the Summary Compensation Table do not include any compensation for periods prior to April 20, 2007, which is the date on which IAAI became a subsidiary of the Company.

•

Mr. O’Brien was employed by IAAI for all of 2007. The amounts reported in the Summary Compensation Table do not include any compensation for periods prior to April 20, 2007, which is the date on which IAAI became a subsidiary of the Company.

(2)	No KAR LLC Override Units or stock options were awarded to the named executive officers during 2008. The amounts reported in this column represent the dollar amount recognized for financial statement recording purposes in the applicable fiscal year in accordance with SFAS 123(R) (disregarding any estimate of forfeitures relating to service-based vesting conditions). See Note 4 to our financial statements for 2008 and Note 4 to our financial statements for 2007, respectively, regarding the assumptions made in determining the dollar amount recognized for financial statement reporting purposes. These amounts consist of the costs recognized in connection with:

•	the stock options held by Mr. O’Brien (see, “Compensation Discussion and Analysis—Rollover Stock Options”);

•	the KAR LLC Override Units held by our named executive officers (see, “Compensation Discussion and Analysis—KAR LLC Override Units”);

•	the Axle Override Units held by Mr. O’Brien (see, “Compensation Discussion and Analysis—Axle Holdings II, LLC Override Units”); and

•	the stock options held by Mr. Phillips.

As discussed in Note 4 to our Annual Report on Form 10-K for the year ended December 31, 2008, the KAR LLC and Axle LLC operating units are accounted for as liability awards and are remeasured each reporting period at fair value. The Company reversed previously recognized compensation expense for these awards in 2008 as the fair value of the operating units declined. The Company presented no compensation expense in 2008 for the operating units in this table rather than presenting a negative amount for compensation.

(3)	The amounts payable under the KAR Auction Services, Inc. annual incentive program and the Insurance Auto Auctions, Inc. 2007 Incentive Plan were pro-rated for the period May 1, 2007 through December 31, 2007.
(4)	The amount reported consists of a bonus paid to Mr. Hallett in recognition of the time and effort that he expended in assisting in structuring and facilitating the 2007 Transactions prior to his employment with the Company.
(5)	The amounts reported consist of an automobile allowance, 401(k) matching contributions and Company-paid group term life insurance premiums. The 2008 amount shown for Mr. Hallett also includes $155,426 related to payments under the Severance and General Release entered into by Mr. Hallett and ADESA on June 21, 2005. The 2007 amount shown for Mr. Hallett also includes (i) $91,251 of relocation expenses and (ii) $77,713 related to payments under the Severance and General Release entered into by Mr. Hallett and ADESA on June 21, 2005. The company assumed the obligation to pay the amounts due under the Severance and General Release Agreement in connection with the 2007 Transactions and subsequent re-employment of Mr. Hallett.

•	Automobile allowances provided to the officers: Mr. Clingen—$25,000; Mr. Loughmiller—$23,077; Mr. Hallett—$25,000; Mr. O’Brien - $18,000; and Ms. Polak $14,640.

•	401(k) matching contributions made to each officer in the amount of $9,200.

(6)	The amount reported equals the amount payable to Mr. O’Brien under the Insurance Auto Auctions, Inc. 2008 Incentive Plan.
(7)	The amount reported consists of a retention award granted to Ms. Polak in connection with the closing of the 2007 Transactions. The amount of the retention award was equal to the product of the number one (1) multiplied by Ms. Polak’s base salary as of December 31, 2006 ($150,000). The award was paid in equal $75,000 installments on or about (i) the closing date of the 2007 Transactions (April 20, 2007) and (ii) the one year anniversary of the closing date of the 2007 Transactions (April 20, 2008), subject to Ms. Polak’s continued employment on each such date.
(8)	Mr. Phillips resigned from AFC effective September 12, 2008. Mr. Phillips is included in the Summary Compensation Table because, solely as a result of the severance payments that he actually received during 2008 (as described in footnote 9, below), he was among the three most highly compensated executive officers for 2008 other than the PEO and the PFO.
(9)	The amounts reported include an automobile allowance of $9,515, 401(k) matching contributions of $9,200, and Company-paid group term life insurance premiums. The amount also includes $499,231 related to payments under the Severance, Release and Waiver Agreement entered into by Mr. Phillips and AFC on September 12, 2008. The amounts payable to Mr. Phillips under the Severance, Release and Waiver Agreement were paid in a lump sum (see, “Potential Payments Upon Termination or Change-in-Control—Severance, Release and Waiver Agreement”). The $499,231 consists of (i) eighteen (18) months of base salary totaling $463,500, (ii) $9,863 for COBRA coverage, (iii) $24,227 for earned but unused vacation days as of the date of his resignation, and (iv) $1,641 of simple interest on the return of Mr. Phillips’ investment in KAR LLC.

Grants of Plan-Based Awards For 2008

The following table summarizes grants of plan-based awards made to the named executive officers during 2008 under the KAR Auction Services, Inc. Annual Incentive Program and the Insurance Auto Auctions, Inc. 2008 Incentive Plan, as applicable.

In 2008, the compensation committee exercised its discretion and did not make any awards to our named executive officers under the Stock Incentive Plan. Accordingly, the columns relating to grants of equity-based awards have been omitted and the Grants of Plan-Based Awards Table describes only the non-equity incentive awards made to the named executive officers under the KAR Auction Services, Inc. annual incentive program and the Insurance Auto Auctions, Inc. 2008 Incentive Plan.

In addition, as indicated in the Summary Compensation Table, no amounts were paid to the named executive officers under the KAR Auction Services, Inc. annual incentive program during 2008 as the Company did not achieve the minimum performance criteria necessary for the grant of an award (see “Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Programs”). However, under the Insurance Auto Auctions, Inc. 2008 Incentive Plan, Mr. O’Brien received an award of $339,450 as a result of Insurance Auto Auctions, Inc. achieving certain performance objectives.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name(a)	Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)
Brian Clingen	192,481	592,250	769,925
Eric Loughmiller	90,125	270,375	360,500
James Hallett	192,481	592,250	769,925
Thomas O’Brien	409,939	482,281	771,650
Rebecca Polak	77,250	231,750	309,000
Curtis Phillips	77,250	231,750	309,000

(1)	Columns (c), (d) and (e) include the potential awards for performance at the threshold, target, and maximum (“superior”) levels, respectively, under the KAR Auction Services, Inc. annual incentive program and the Insurance Auto Auctions, Inc. 2008 Incentive Plan, as applicable. See, “Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Programs” for further information on the terms of the KAR Auction Services, Inc. Annual Incentive Program and the Insurance Auto Auctions, Inc. 2008 Incentive Plan.

Additional information concerning (i) the KAR Auction Services, Inc. Annual Incentive Program, the Insurance Auto Auctions 2008 Incentive Plan, and the performance targets under each plan; and (ii) the KAR Auction Services, Inc. Stock Incentive Plan may be found in the sections entitled “Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Programs” and “—Equity Incentive Plans” respectively. For additional information concerning the KAR LLC Override Units, Axle LLC Override Units, and the Rollover Stock Options see the sections entitled “Elements Used to Achieve Compensation Philosophy and Objectives—KAR LLC Override Units,” “—Axle LLC Override Units,” and “—Rollover Stock Options” respectively.

Employment Agreements With Named Executive Officers

Mr. O’Brien, who has an employment agreement with IAAI, is currently the only named executive officer who has an employment agreement with KAR Auction Services or one of its subsidiaries. Among other things, the employment agreement sets forth Mr. O’Brien’s base pay, performance incentives, benefits, and indemnification rights. Further, the employment agreement provides that Mr. O’Brien is an at-will employee and therefore either he or IAAI may terminate his employment at any time and for any reason, with or without cause. Specifically, Mr. O’Brien’s employment agreement provides for the following severance and change in control payments:

Termination Due to Mr. O’Brien’s Death or Disability.    If Mr. O’Brien’s employment is terminated as a result of his death or disability, IAAI will be obligated to pay him (or his legal representatives) an amount equal to the sum of (i) any earned but unpaid base salary; (ii) his accrued but unpaid vacation earned through the date of termination; (iii) the greater of (I) the product of (x) any incentive compensation paid to or deferred by Mr. O’Brien for the fiscal year preceding the fiscal year in which the date of termination occurs, multiplied by (y) a fraction, the numerator of which is the number of days in the current fiscal year through the date of termination, and the denominator of which is 365 and (II) the average of the past three (3) years’ annual bonuses, provided, however, that Mr. O’Brien’s target bonus shall instead be used in this (II) if he is terminated within his first eight (8) fiscal quarters with IAAI (such greater amount being the “Highest Annual Bonus”); and (iii) any compensation previously deferred by Mr. O’Brien. The aggregate of the foregoing is referred to as the “Accrued Obligations.” Mr. O’Brien’s target bonus is 100% of his annual base salary.

For purposes of Mr. O’Brien’s employment agreement, “disability” is defined to mean with respect to Mr. O’Brien, a substantial inability, by reason of physical or mental illness or accident, to perform his regular responsibilities under the employment agreement indefinitely or for a period of one hundred eighty (180) days. Long-term disability insurance is a company-paid benefit for all employees and is only paid after six months on short-term disability. The benefit is 66.67% of base pay capped at $10,000 per month.

Voluntary Termination by Mr. O’Brien or Termination for Cause by IAAI.    If Mr. O’Brien voluntarily terminates his employment or if IAAI terminates his employment for cause, IAAI’s sole obligation will be to pay Mr. O’Brien a lump sum amount equal to (i) any earned but unpaid base salary and (ii) his accrued but unpaid vacation earned through the date of termination. For purposes of the employment agreement, “cause” means Mr. O’Brien’s (i) willful and continued failure to perform substantially his duties with IAAI or one of its affiliates (other than any such failure resulting from incapacity due to medically documented illness or injury) for a period of 30 days after a written demand for substantial performance is delivered to Mr. O’Brien by the board of directors, which specifically identifies the manner in which the board of directors believes that Mr. O’Brien has not substantially performed his duties or (ii) willful engaging in illegal conduct or gross misconduct which is demonstrably injurious to IAAI.

Termination for Other Reasons.    If Mr. O’Brien’s employment is terminated by IAAI either prior to or more than two (2) years after a change in control, IAAI will be obligated to pay Mr. O’Brien an amount equal to the sum of (i) Mr. O’Brien’s base salary on the date of termination; plus (ii) Mr. O’Brien’s average annual bonus received over the eight (8) fiscal quarters immediately preceding the fiscal quarter during which Mr. O’Brien’s employment is terminated, without exceeding Mr. O’Brien’s target bonus for the fiscal year during which Mr. O’Brien’s employment is terminated, provided, however, that Mr. O’Brien’s target bonus shall instead be used in this (ii) if he is terminated within his first eight (8) fiscal quarters with IAAI; plus (iii) Mr. O’Brien’s auto allowance for IAAI’s fiscal year during which Mr. O’Brien’s employment is terminated. In addition, IAAI must provide, at IAAI’s expense, continued group health plan coverage for Mr. O’Brien and his qualified beneficiaries until the earlier of the date that Mr. O’Brien begins any subsequent full-time employment for another employer for pay and the date that is one (1) year after Mr. O’Brien’s termination of employment for any reason.

Termination Within Two (2) Years Following A Change in Control.    If Mr. O’Brien’s employment with IAAI is terminated by IAAI without cause or by reason of Mr. O’Brien’s “involuntary termination” (as defined below), in either case within two (2) years after the effective date of a change in control, IAAI shall pay Mr. O’Brien (i) an amount equal to 150% of the sum of (I) Mr. O’Brien’s then-current annual base salary and (II) his Highest Annual Bonus (as defined above) plus (ii) the amount of any Accrued Obligations (as defined above). In addition, IAAI must provide, at its expense, continued group health plan coverage for Mr. O’Brien and his qualified beneficiaries until the earlier of the date that Mr. O’Brien begins any subsequent full-time employment for another employer for pay and the date that is 18 months after Mr. O’Brien’s termination of employment for any reason.

For purposes of the foregoing, an “involuntary termination” means, generally, Mr. O’Brien’s voluntary termination of employment following (i) a change in Mr. O’Brien’s position which materially reduces Mr. O’Brien’s level of responsibility, or (ii) a reduction in Mr. O’Brien’s level of compensation (base salary and target incentive compensation) or (iii) a change in Mr. O’Brien’s place of employment, which is more than seventy-five (75) miles from Mr. O’Brien’s then-current place of employment, provided that such change or diminution, as applicable, is effected without Mr. O’Brien’s written concurrence, or (iv) following a change of control or a “Corporate Transaction” (as defined in the IAAI 1991 Stock Option Plan), Mr. O’Brien’s failure to receive a stock option grant or similar incentives which provide him with at least an aggregate of 2.5% of the common stock of the successor to IAAI.

Stock Options after a Change in Control.    All of Mr. O’Brien’s outstanding options to purchase KAR Auction Services stock shall accelerate and become fully exercisable immediately upon the occurrence of a change in control or a “Corporate Transaction.”

For purposes of Mr. O’Brien’s employment agreement, a “change of control” means, generally: (i) the acquisition by any individual, entity, or group of beneficial ownership of 50% or more of the voting power of the then outstanding voting securities of IAAI entitled to vote generally in the election of directors; or (ii) individuals who, as of the date of the employment agreement, constitute the board of directors cease for any reason to constitute at least a majority of the board of directors; or (iii) consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of IAAI unless, following such merger, consolidation or disposition, (y) all or substantially all of the individuals and entities who were the beneficial owners of the outstanding voting securities of IAAI immediately prior to such merger, consolidation, or disposition beneficially own, directly or indirectly, more than 50% of the voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such merger, consolidation, or disposition in substantially the same proportions as their ownership, immediately prior to such merger, consolidation, or disposition and (z) at least a majority of the members of the board of directors of the corporation resulting from such merger, consolidation, or disposition were members of the board of directors at the time of the execution of the initial agreement, or of the action of the board of directors, providing for such merger, consolidation or disposition; or (iv) approval by the shareholders of IAAI of a complete liquidation or dissolution of IAAI.

Excise Tax Gross-Up.    Mr. O’Brien’s employment agreement provides that if any payment or benefit due and payable under the agreement causes any excise tax imposed by Section 4999 of the Code to become due and payable by Mr. O’Brien, then IAAI will pay to Mr. O’Brien a “gross-up” payment so that he is in the same after-tax position as he would have been had the excise tax not been payable.

Requirements With Respect to Non-Competition and Non-Solicitation.    The employment agreement provides that during an 18 month period following his termination of employment for any reason, Mr. O’Brien may not become employed by or engage in any activity or other business substantially similar to or competitive with the business of IAAI within the continental United States, Canada, and Mexico. In addition, Mr. O’Brien may not solicit, aid, or induce (i) any employee of IAAI to leave IAAI or (ii) any customer, client, vendor, lender, supplier, or sales representative of IAAI or similar persons engaged in business with IAAI to discontinue such relationship or reduce the amount of business done with IAAI.

Outstanding Equity Awards At Fiscal Year-End For 2008

	Option Awards
Name(a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Option Exercise Price ($) (e)	Option Expiration Date (f)
Brian Clingen	10,921.23	(1)	32,763.69	(1)	100	06/15/2017
			131,054.76	(2)	100	06/15/2017
Eric Loughmiller	3,203.00	(1)	9,609.00	(1)	100	06/15/2017
			38,436	(2)	100	06/15/2017
James Hallett	10,921.23	(1)	32,763.69	(1)	100	06/15/2017
			131,054.76	(2)	100	06/15/2017
Thomas O’Brien	3,433.02	(1)	10,299.05	(1)	100	06/15/2017
			41,196.22	(2)	100	06/15/2017
	249,056.00	(3)			3.14	11/14/2013
	264,672.00	(4)			3.52	12/16/2012
	64,485	(5)			25.62	05/25/2015
			128,971	(6)	25.62	05/25/2015
Rebecca Polak	873.73	(1)	2,621.18	(1)	100	06/15/2017
			10,484.73	(2)	100	06/15/2017
Curtis Phillips	19,783.75	(7)	23,740.50	(8)	10.00	08/20/2017

(1)	These Operating Units in KAR LLC were granted on June 15, 2007 and vest ratably on each of the first four (4) anniversaries of the date of grant (see, “Compensation Discussion and Analysis—KAR LLC Override Units”). These Operating Units are not convertible into our common stock.
(2)	These Value Units in KAR LLC were granted on June 15, 2007 and vest upon the occurrence of an Exit Event, provided that certain performance criteria are achieved (see, “Compensation Discussion and Analysis—KAR LLC Override Units”). These Value Units are not convertible into our common stock.
(3)	These stock options were granted on November 14, 2003 pursuant to the Insurance Auto Auctions, Inc. 2003 Stock Option Plan. Upon the occurrence of the 2007 Transactions, these options were converted into options to acquire shares of common stock of KAR Auction Services or cash pursuant to the terms of a Rollover Stock Option Agreement. These options were fully vested at the time of the 2007 Transactions.
(4)	These stock options were granted on December 16, 2002 pursuant to the Insurance Auto Auctions, Inc. 1991 Stock Option Plan prior to the date of the 2007 Transactions. These options were converted into options to acquire shares of common stock of KAR Auction Services or cash pursuant to the terms of a Rollover Stock Option Agreement. These options were fully vested at the time of the 2007 Transactions.
(5)	These Operating Units in Axle LLC were granted on May 25, 2005 and became fully vested on May 25, 2008 (see, “Compensation Discussion and Analysis—Axle LLC Override Units”).
(6)	These Value Units in Axle LLC were granted on May 25, 2005 and vest upon the occurrence of an Exit Event, provided that certain performance criteria are achieved (see, “Compensation Discussion and Analysis—Axle LLC Override Units”).
(7)	On September 12, 2008, Mr. Phillips entered into a Severance, Release and Waiver Agreement with AFC. Pursuant to that agreement, Mr. Phillips retained 19,783.75 of the 79,135 service options which were granted to him on August 20, 2007 (see, “Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Equity Incentive Plans”). The service options which were retained by Mr. Phillips are fully vested. Mr. Phillips forfeited the remainder of the service options, effective as of the date of his resignation.

(8)	On September 12, 2008, Mr. Phillips entered into a Severance, Release and Waiver Agreement with AFC. Pursuant to that agreement, Mr. Phillips retained 23,740.5 of the 237,405 exit options which were granted to Mr. Phillips on August 20, 2007. The exit options which were retained by Mr. Phillips vest upon the occurrence of an Exit Event and the achievement of certain performance criteria (see, “Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Equity Incentive Plans”). Mr. Phillips forfeited the remainder of the exit options, effective as of the date of his resignation.

Potential Payments Upon Termination or Change-In-Control

The following is a discussion of payments and benefits that would be due to our named executive officers upon certain types of employment terminations or the occurrence of a change in control of the Company.

The KAR Auction Services, Inc. Annual Incentive Program.    The KAR Auction Services, Inc. annual incentive program provides for the following payments upon the termination of employment scenarios set forth below. Each of the named executive officers participates in the KAR Auction Services, Inc. annual incentive program.

Death, Disability, Retirement.    In the event that the employment of any named executive officer is terminated as a result of the named executive officer’s death, disability, or retirement, such named executive officer will be entitled to receive a pro-rated amount of any incentive award which they otherwise would have been entitled to receive. “Disability” means, for this purpose, the inability of the named executive officer to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment for a certain period of time.

Voluntary Termination or Termination by the Company.    If the employment of any named executive officer is terminated for cause or the named executive officer voluntarily terminates his employment with KAR Auction Services or ADESA, such named executive officer will forfeit all rights to any incentive award payment under the plan.

The Insurance Auto Auctions, Inc. 2008 Incentive Plan.    The Insurance Auto Auctions, Inc. 2008 Incentive Plan provides for the following payments upon the termination of employment scenarios set forth below. Mr. O’Brien is the only named executive officer who participates in the Insurance Auto Auctions, Inc. 2008 Incentive Plan.

Death, Disability, Retirement.    In the event that Mr. O’Brien’s employment is terminated as a result of his death, disability, or retirement, he will be entitled to receive a pro-rated amount of any incentive award which he otherwise would have been entitled to receive.

Voluntary Termination or Termination by the Company.    If Mr. O’Brien’s employment is terminated for cause or if he voluntarily terminates his employment with IAAI, he will forfeit all rights to any incentive award payment under the plan. For purposes of the foregoing, IAAI has the sole right to determine what constitutes “cause.”

The KAR Auction Services, Inc. Stock Incentive Plan.    The Stock Incentive Plan provides for the following treatment of stock options issued pursuant to the plan upon the termination of employment scenarios or a change in control, as set forth below. Each of the named executive officers participates in the Stock Incentive Plan.

Death, Disability, Retirement.    In the event that any named executive officer’s employment with KAR Auction Services or any subsidiary of KAR Auction Services is terminated by reason of the named executive officer’s death, disability, or retirement, then all options held by the named executive officer that are exercisable as of the date of such termination may be exercised by the named executive officer or the named executive officer’s beneficiary until the earlier of (i) one (1) year following the named executive officer’s termination of employment or (ii) the normal expiration date of the options. All options that are not exercisable on the date of such termination of employment shall terminate and be canceled immediately upon such termination of employment.

Voluntary Termination or Termination by the Company.    In the event that any named executive officer’s employment with KAR Auction Services or any subsidiary of KAR Auction Services is terminated for cause (as defined below) or due to the named executive officer’s voluntary resignation without “good reason” (as defined below), all options then held by the named executive officer, whether or not then exercisable, shall terminate and be canceled immediately upon such termination of employment.

For this purpose, “cause” means, generally, (i) the refusal or neglect of the named executive officer to perform substantially his employment-related duties, (ii) the named executive officer’s personal dishonesty, incompetence, willful misconduct, or breach of fiduciary duty, (iii) the named executive officer’s indictment for, conviction of, or entering a plea of guilty or nolo contendere to a crime constituting a felony or his willful violation of any applicable law, (iv) the named executive officer’s failure to reasonably cooperate, following a request to do so by KAR Auction Services or any of its subsidiaries, in any internal or governmental investigation or (v) the named executive officer’s material breach of any written covenant or agreement not to disclose any information pertaining to KAR Auction Services or any of its subsidiaries or not to compete or interfere with KAR Auction Services or any of its subsidiaries.

Termination Without Cause or For Good Reason.    In the event that any named executive officer’s employment with KAR Auction Services or any subsidiary of KAR Auction Services is terminated by KAR Auction Services or any of its subsidiaries without cause (as defined above) or by the named executive officer for “good reason” (as defined below), any options then held by the named executive officer which are exercisable on the date of termination shall be exercisable until the earlier of (i) the 90th day following the named executive officer’s termination of employment or (ii) the normal expiration date of the options. Any options held by the named executive officer that are not then exercisable shall terminate and be canceled immediately upon such termination of employment.

Unless specified otherwise in a named executive officer’s employment agreement, the termination of a named executive officer’s employment with KAR Auction Services or any of its subsidiaries shall be deemed to be for “good reason” if such named executive officer voluntarily terminates his or her employment with the Company or any subsidiary of the Company as a result of (i) the Company or any subsidiary of the Company significantly reducing the named executive officer’s current salary without the named executive officer’s prior written consent, or (ii) the Company or any subsidiary of the Company taking any action that would substantially diminish the aggregate value of the benefits provided to the named executive officer under the Company’s or such subsidiary’s accident, disability, life insurance, or any other employee benefit plans in which the named executive officer participates.

Upon the Occurrence of an Exit Event.    Immediately upon the occurrence of an Exit Event (as defined in “Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Long Term Equity Incentive Programs”), each outstanding service option and each outstanding exit option (according to the schedule which follows) will be canceled in exchange for a cash payment in an amount equal to the excess of the Exit Event Price (as defined in the plan) over the Option Price (as defined in the plan).

In the event that an Exit Event has occurred, exit options become exercisable in accordance with the following schedule:

•

None of the exit options will become exercisable unless, the Investor Members receive an internal rate of return on their initial investment in the Company of at least 12% compounded annually and the Investment Multiple, as defined in the Stock Incentive Plan, is greater than 1.5.

•

A pro-rata portion of the exit options will become exercisable if the Investor Members receive an internal rate of return on their initial investment in the Company of at least 12% compounded annually and the Investment Multiple is greater than 1.5 but less than 3.5.

•

All of the exit options will become exercisable if the Investor Members receive an internal rate of return on their initial investment in the Company of at least 12% compounded annually and the Investment Multiple is at least 3.5.

All exit options which do not become exercisable at the time of an Exit Event will be canceled.

As noted in “Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Long Term Equity Incentive Programs,” the compensation committee has decided to vest all outstanding service options and substitute the existing exercisability criteria for outstanding exit options so that such options instead vest and become exercisable contingent upon achievement of specified price thresholds for shares of common stock of the Company, in each case, subject to and effective upon the effectiveness of the initial public offering.

Reduction for Excess Parachute Payments.    In the event that any payment received upon the occurrence of an Exit Event under the KAR Auction Services, Inc. Stock Incentive Plan would constitute an “excess parachute payment” as defined in Section 280G of the Code, the payment shall be reduced to an amount necessary to avoid the imposition of Section 280G of the Code. In such event, KAR Auction Services will use good faith efforts to seek the approval of its shareholders in the manner provided for under Section 280G(b)(5) of the Code and the regulations thereunder with respect to such payment so that it will not be treated as an “excess parachute payment” for this purpose.

Rollover Stock Options.    Pursuant to the terms of a Rollover Stock Option Agreement entered into in connection with the completion of the 2007 Transactions, the options held by Mr. O’Brien to acquire shares of Axle Holdings, Inc. were converted into options to acquire shares of KAR Auction Services or cash. Pursuant to the Rollover Stock Option Agreement, the options are exercisable according to substantially the same terms and conditions, including with respect to vesting, as were applicable to the options under the Axle Holdings, Inc. Stock Incentive Plan. Further, pursuant to the terms of the KAR Auction Services, Inc. Shareholders Agreement, the Company has a right to repurchase the options held by Mr. O’Brien at the fair market value of such options following the termination of his employment with the Company or any subsidiary of the Company.

Death, Disability or Retirement.    Subject to the Company’s repurchase right, in the event that Mr. O’Brien’s employment with the Company or any subsidiary of the Company is terminated because of his death, disability or retirement, any options granted to him which are otherwise exercisable may be exercised until the earlier of (i) one (1) year following the termination of his employment or (ii) the expiration of the term of the options. All options that are not exercised in accordance with the previous sentence shall terminate and be canceled upon the applicable date.

Voluntary Termination or For Cause Termination.    Subject to the Company’s repurchase right, in the event that Mr. O’Brien’s employment with the Company or any subsidiary of the Company is terminated for cause or due to his voluntary resignation, all options granted to him shall be forfeited, regardless of whether such options are then exercisable.

Termination Without Cause or For Good Reason.    Subject to the Company’s repurchase right, in the event that Mr. O’Brien’s employment with the Company or any subsidiary of the Company is terminated by the Company without cause or by him for good reason, any options granted to him which are otherwise exercisable, may be exercised until the earlier of (i) 60 days following the termination of his employment or (ii) the expiration of the term of the options. All options that are not exercised in accordance with the previous sentence shall terminate and be canceled upon the applicable date.

Upon the Occurrence of an Exit Event.    Immediately upon the occurrence of an Exit Event (as defined in “Elements Used to Achieve Compensation Philosophy and Objectives—Long Term Equity Incentives Programs”) all service based options (whether or not then exercisable) and all performance-based options that, prior to or in connection with such Exit Event, have become exercisable in connection with the attainment of performance objectives, shall be canceled in exchange for a cash payment by the Company. All options that do not vest in accordance with the previous sentence shall terminate and be canceled immediately following the Exit Event.

As noted in “Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Long Term Equity Incentive Programs,” the compensation committee has decided to vest all outstanding service options and substitute the existing exercisability criteria for outstanding exit options so that such options instead vest and become exercisable contingent upon achievement of specified price thresholds for shares of common stock of the Company, in each case, subject to and effective upon the effectiveness of the initial public offering.

Reduction for Excess Parachute Payments.    In the event that any payment received upon the occurrence of an Exit Event under the Rollover Stock Option Agreement would constitute an “excess parachute payment” as defined in Section 280G of the Code, the payment shall be reduced to an amount necessary to avoid the imposition of Section 280G of the Code. In such event, KAR Auction Services will use good faith efforts to seek the approval of its shareholders in the manner provided for under Section 280G(b)(5) of the Code and the regulations thereunder with respect to such payment so that it will not be treated as an “excess parachute payment” for this purpose.

LLC Agreement of KAR LLC

The LLC Agreement provides for the following payments to Messrs. Clingen, Loughmiller, Hallett, and O’Brien, and Ms. Polak, who are Management Members of KAR LLC, upon the termination of employment scenarios or a change in control, as set forth below:

Termination for Cause.    In the event that a Management Member’s employment is terminated for cause, all KAR Override Units issued to such Management Member will immediately be forfeited. “Cause” means, generally, (i) the refusal or neglect of the Management Member to perform substantially his or her employment-related duties, (ii) the Management Member’s personal dishonesty, incompetence, willful misconduct, or breach of fiduciary duty, (iii) the Management Member’s indictment for, conviction of, or entering a plea of guilty or nolo contendere to a crime constituting a felony or his or her willful violation of any applicable law, (iv) the Management Member’s failure to reasonably cooperate, following a request to do so by the Company, in any internal or governmental investigation, or (v) the Management Member’s material breach of any written covenant or agreement not to disclose any information pertaining to the Company or not to compete or interfere with the Company.

Termination for Any Reason Other Than Cause.    Provided that an Exit Event (as defined in “Elements Used to Achieve Compensation Philosophy and Objectives—Long Term Equity Incentives Programs”) has not occurred and that a definitive agreement is not in effect regarding a transaction which, if consummated, would result in an Exit Event, then all of the Value Units and a percentage of the Operating Units shall be forfeited according to the following schedule:

If the Termination Occurs	Percentage of Operating Units Forfeited
Before the first anniversary of the grant of such Operating Units	100%
On or after the first anniversary, but before the second anniversary, of the grant of such Operating Units	75%
On or after the second anniversary, but before the third anniversary, of the grant of such Operating Units	50%
On or after the third anniversary, but before the fourth anniversary, of the grant of such Operating Units	25%
On or after the fourth anniversary of the grant of such Operating Units	0%

Upon the Occurrence of an Exit Event.    Upon the occurrence of an Exit Event, all Operating Units that are held by the Management Members shall vest and Value Units held by such Management Members shall vest and become eligible to participate in distributions in accordance with the following schedule:

•

No Value Units will vest and participate in distributions unless, upon the occurrence of the Exit Event, the Investor Members receive an internal rate of return, compounded annually, on their investment in KAR LLC of at least 12%, and the Investment Multiple is greater than 1.5.

•	A pro-rata portion of the Value Units will vest and participate in distributions if the Investment Multiple is greater than 1.5 but less than 3.5.

•

All Value Units will vest and participate in distributions if the Investment Multiple is at least 3.5 and the Investor Members receive an internal rate of return, compounded annually, on their investment in KAR LLC of at least 12%.

All Value Units that do not vest and become eligible to participate in distributions as provided above will be forfeited and canceled immediately following the Exit Event.

Requirements With Respect to Non-Competition and Non-Solicitation.    The LLC Agreement provides that, until the later of (i) the date on which the Management Member no longer retains any equity interest in the Company, and (ii) the termination of any severance payable pursuant to any termination or severance agreement, if any, entered into between the Management Member and the Company or any subsidiary of the Company, the Management Member may not become associated with certain entities that are actively engaged, during the 12 months preceding the date such Management Member ceases to hold any equity interest in the Company, in any business that is competitive with the business (or any proposed business) of the Company or any of its subsidiaries in any geographic area in which the Company or any of its subsidiaries does business.

The LLC Agreement also provides that no Management Member shall directly or indirectly induce any employee of the Company or any of its subsidiaries to (i) terminate employment with such entity or (ii) otherwise interfere with the employment relationship of the Company or any of its subsidiaries with any person who is or was employed by the Company or such subsidiary. In addition, the LLC Agreement prohibits any Management Member from soliciting or otherwise attempting to establish for himself or herself any business relationship with any person which is, or which was any time during the 12-month period preceding the date such Management Member ceases to hold any equity interest in the Company, a customer or client of or a distributor to the Company or any of its subsidiaries.

Axle LLC Agreement

The Axle LLC Agreement provides for the following payments to Mr. O’Brien, who is the only named executive officer that is a Management Member of Axle LLC, upon the termination of employment scenarios or a change in control, as set forth below.

Termination for Cause.    In the event that Mr. O’Brien’s employment is terminated for “cause” (as defined in Mr. O’Brien’s employment agreement), all Override Units issued to Mr. O’Brien, including vested Override Units, shall be forfeited.

Termination for Any Reason Other Than Cause.    All of Mr. O’Brien’s Operating Units are vested and, as a result, may only be forfeited upon a termination of his employment for “cause” (as defined in Mr. O’Brien’s employment agreement) or upon the occurrence of an Exit Event as described herein.

Upon the Occurrence of an Exit Event.    Upon the occurrence of an Exit Event, all vested Operating Units held by Mr. O’Brien become eligible to participate in distributions. All Value Units held by Mr. O’Brien shall vest and become eligible to participate in distributions in accordance with the following schedule:

•

No Value Units will vest unless, upon the occurrence of the Exit Event, the Investor Members receive an internal rate of return, compounded annually, on their investment in Axle LLC of at least 12%, and the Investment Multiple is greater than two (2).

•

A pro-rata portion of the Value Units will vest and participate in distributions if the Investment Multiple is greater than two (2) but less than four (4), and the Investor Members receive an internal rate of return, compounded annually, on their investment in Axle LLC of at least 12%.

•

All Value Units will vest and participate in distributions if the Investment Multiple is at least four (4), and the Investor Members receive an internal rate of return, compounded annually, on their investment in Axle LLC of at least 12%.

All Value Units that do not vest and become eligible to participate in distributions as provided above will be forfeited and canceled immediately following the Exit Event.

Potential Payments Upon Termination or Change in Control—Tables

The amounts in the tables below assume that the termination or change in control, as applicable, was effective as of December 31, 2008, the last business day of the prior fiscal year, and are merely illustrative of the impact of a hypothetical termination of employment or change in control. The amounts that would actually be paid upon a termination of employment can only be determined at the time of such termination, based on the facts and circumstances then prevailing.

Brian Clingen

Based upon the fact that the Company did not achieve the minimum criteria required for the payment of an annual cash incentive award (see, “Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Programs”), if there had been a change in control or Mr. Clingen’s employment had been terminated on December 31, 2008 for any reason other than his death or disability, as described below, Mr. Clingen would not have been entitled to receive any payments or other benefits from the Company.

	Severance	Non- Equity Incentive Pay	Rollover Stock Options	Axle LLC Override Units		KAR LLC Override Units		Gross-up of Excise Taxes	Other-Life Insurance(1)	Total
				Operating Units	Value Units	Operating Units	Value Units
Death	—	—	—	—	—	—	—	—	$500,000	$500,000
Disability(2)	—	—	—	—	—	—	—	—	—	—

(1)	Under the Group Term Life Policy, Mr. Clingen’s designated beneficiary is entitled to a payment in an amount equal to two times his annual salary, not exceeding $500,000.
(2)	Long-term disability is a Company paid benefit for all employees and only paid after 6 months on short-term disability. The benefit is 66.67% of base pay capped at $10,000 per month.

Eric Loughmiller

Based upon the fact that the Company did not achieve the minimum criteria required for the payment of an annual cash incentive award (see, “Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Programs”), if there had been a change in control or Mr. Loughmiller’s employment had been terminated on December 31, 2008 for any reason other than his death or disability, as described below, Mr. Loughmiller would not have been entitled to receive any payments or other benefits from the Company.

	Severance	Non-Equity Incentive Pay	Rollover Stock Options	Axle LLC Override Units		KAR LLC Override Units		Gross-up of Excise Taxes	Other-Life Insurance(1)	Total
				Operating Units	Value Units	Operating Units	Value Units
Death	—	—	—	—	—	—	—	—	$500,000	$500,000
Disability(2)	—	—	—	—	—	—	—	—	—	—

(1)	Under the Group Term Life Policy, Mr. Loughmiller’s designated beneficiary is entitled to a payment in an amount equal to two times his annual salary, not exceeding $500,000.
(2)	Long-term disability is a Company paid benefit for all employees and only paid after 6 months on short-term disability. The benefit is 66.67% of base pay capped at $10,000 per month.

James Hallett

Based upon the fact that the Company did not achieve the minimum criteria required for the payment of an annual cash incentive award (see, “Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Programs”), if there had been a change in control or Mr. Hallett’s employment had been terminated on December 31, 2008 for any reason other than his death or disability, as described below, Mr. Hallett would not have been entitled to receive any payments or other benefits from the Company.

	Severance	Non-Equity Incentive Pay	Rollover Stock Options	Axle LLC Override Units		KAR LLC Override Units		Gross-up of Excise Taxes	Other-Life Insurance(1)	Total
				Operating Units	Value Units	Operating Units	Value Units
Death	—	—	—	—	—	—	—	—	$500,000	$500,000
Disability(2)	—	—	—	—	—	—	—	—	—	—

(1)	Under the Group Term Life Policy, Mr. Hallett’s designated beneficiary is entitled to a payment in an amount equal to two times his annual salary, not exceeding $500,000.
(2)	Long-term disability is a Company paid benefit for all employees and only paid after 6 months on short-term disability. The benefit is 66.67% of base pay capped at $10,000 per month.

Thomas O’Brien

Assuming a change in control occurred or termination for the reasons stated below, Mr. O’Brien would have received the following payments and benefits if there had been a change in control or his employment had been terminated on December 31, 2008. Such amounts were positively impacted as a result Insurance Auto Auctions, Inc. achieving certain performance objectives entitling Mr. O’Brien to receive a cash incentive award under the Insurance Auto Auctions, Inc. 2008 Incentive Plan (see, “Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Programs”).

	Severance (1)	Non-Equity Incentive Pay(2)	Rollover Stock Options(3)	Axle LLC Override Units(4)		KAR LLC Override Units		Gross-up of Excise Taxes	Insurance (5)(6)	Total
				Operating Units	Value Units	Operating Units	Value Units
Death	—	$339,450	$3,424,922	$1,184,783	—	—	—	—	$500,000	$5,449,155
Disability	—	$339,450	$3,424,922	$1,184,783	—	—	—	—	—	$4,949,155
Voluntary Termination or for Cause	—	—	—	—	—	—	—	—	—	—
Termination w/o Cause or for Good Reason	$916,482	—	$3,424,922	$1,184,783	—	—	—	—	—	$5,526,187
After Change in control	$1,497,727	$339,450	$3,424,922	$1,184,783	—	—	—	$1,260,559	—	$7,707,435

(1)	Based upon Mr. O’Brien’s annual salary as of December 31, 2008.
(2)	The amount payable under the Insurance Auto Auctions, Inc. 2008 Incentive Plan.
(3)	For a description of the Rollover Stock Options, see footnote 3 and footnote 4 to the Outstanding Equity Awards Table.
(4)	These amounts represent a profits interest in Axle LLC that was granted prior to the 2007 Transactions. The actual value of the Value Units cannot be determined until such time as an Exit Event occurs with respect to Axle LLC and all surrounding facts and circumstances are known. These amounts represent an estimate of the value of the Value Units had an Exit Event occurred on the last business day of the year. For purposes of this estimate, we have made certain assumptions based upon the performance of Axle LLC in 2008. Specifically, we have assumed:

•	an Investment Multiple of less than 2.00;

•	an estimated share price of $43.99 per share, and

•	an internal rate on the Kelso Members’ investment in Axle LLC of less than 12%.

See, “Compensation Discussion and Analysis—Axle Holdings II LLC Override Units.”

(5)	Under the Group Term Life Policy, Mr. O’Brien’s designated beneficiary is entitled to a payment in an amount equal to two times his annual salary, not exceeding $500,000.
(6)	Long-term disability is a Company paid benefit for all employees and only paid after 6 months on short-term disability. The benefit is 66.67% of base pay capped at $10,000 per month.

Rebecca Polak

Based upon the fact that the Company did not achieve the minimum criteria required for the payment of an annual cash incentive award (see, “Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Programs”), if there had been a change in control or Ms. Polak’s employment had been terminated on December 31, 2008 for any reason other than her death or disability, as described below, Ms. Polak would not have been entitled to receive any payments or other benefits from the Company.

	Severance	Non-Equity Incentive Pay	Rollover Stock Options	Axle LLC Override Units		KAR LLC Override Units		Gross-up of Excise Taxes	Other-Life Insurance(1)	Total
				Operating Units	Value Units	Operating Units	Value Units
Death	—	—	—	—	—	—	—	—	$500,000	$500,000
Disability(2)	—	—	—	—	—	—	—	—	—	—

(1)	Under the Group Term Life Policy, Ms. Polak’s designated beneficiary is entitled to a payment in an amount equal to two times her annual salary, not exceeding $500,000.
(2)	Long-term disability is a Company paid benefit for all employees and only paid after 6 months on short-term disability. The benefit is 66.67% of base pay capped at $10,000 per month.

Curtis Phillips

On September 12, 2008, Mr. Phillips entered into a Severance, Release and Waiver Agreement with AFC. The terms of the agreement were the result of an arm’s-length negotiation between Mr. Phillips and AFC. The agreement, among other things, provided for a lump sum payment to Mr. Phillips in an amount equal to $473,363, which consisted of eighteen (18) months of base salary, totaling $463,500, and $9,863 for the continuation of Mr. Phillips’ health insurance benefits under COBRA for a period of 18 months. Mr. Phillips was also paid $24,227 for all of his earned but unused vacation days as of the date of his resignation.

Upon surrender of his 200 KAR LLC Class A Common Units, KAR LLC reimbursed Mr. Phillips $20,000, which is equal to Mr. Phillips’ investment in KAR LLC plus an applied simple interest amount of $1,641.23. Mr. Phillips was also permitted to retain 23,740.5 of the 237,405 exit options and 19,783.75 of the 79,135 service options which had been previously granted to Mr. Phillips under the KAR Auction Services, Inc. Stock Incentive Plan. The exercise period for the options retained by Mr. Phillips was extended to the normal expiration date specified in the KAR Auction Services, Inc. Stock Incentive Plan. All other exit options and service options held by Mr. Phillips were terminated and canceled upon the effective time of his resignation.

In exchange for the benefits received by Mr. Phillips under the agreement, Mr. Phillips agreed to not disparage, demean, or otherwise communicate any information which is damaging or potentially damaging to the business or reputation of AFC, the Company, or the subsidiaries, affiliated companies or employees of any of such entities. Mr. Phillips also agreed, for a period of 18 months following the date of his termination, either alone or in association with others, to not hire or employ or attempt to hire or employ any person who was an employee of AFC, the Company, or any of their affiliates within 24 months prior to the date of the agreement or to cause or encourage any person to leave the Company. Mr. Phillips also provided a full release of AFC, the Company, and their affiliates for any claims for compensatory, punitive, or any other damages whatsoever.

Compensation Committee Interlocks and Insider Participation

The compensation committee is comprised of Church M. Moore (Chairman), Sanjeev Mehra, Gregory P. Spivy, Brian Clingen, James Hallett, and Thomas O’Brien. For the year ended December 31, 2008, and until September 8, 2009, Mr. Clingen was the Chairman and CEO of KAR Auction Services and Mr. Hallett was the President and CEO of ADESA. Mr. O’Brien is the President and CEO of IAAI. See “Certain Relationships and Related Party Transactions” for a description of certain relationships between the Company and Messrs. Clingen, Hallett, and O’Brien.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements in connection with the 2007 Transactions

Upon consummation of the 2007 Transactions on April 20, 2007, we entered into the agreements described below.

Contribution Agreement

Axle LLC entered into a contribution agreement with us, KAR LLC and the Equity Sponsors and certain other parties. Pursuant to the contribution agreement, Axle LLC contributed (the “Contribution”) all of the shares of common stock of Axle Holdings, Inc. (its wholly owned subsidiary which directly owns all of the shares of common stock of IAAI) to KAR LLC simultaneously with the closing of the 2007 Transactions in exchange for a number of Class B common units in KAR LLC equal to approximately $272.4 million divided by $100 (the per unit price paid by the Equity Sponsors for Class A common units in KAR LLC at the closing of the 2007 Transactions). After the Contribution, KAR LLC contributed the shares of Axle Holdings, Inc. to us in exchange for our shares. After the completion of the 2007 Transactions, we own, directly or indirectly, all of the issued and outstanding common stock of IAAI and ADESA.

Shareholders Agreement

We entered into a shareholders agreement with KAR LLC and each of Thomas C. O’Brien, Scott P. Pettit, David R. Montgomery, Donald J. Hermanek, John W. Kett, John R. Nordin and Sidney L. Kerley (collectively, the “IAAI continuing investors”). Under the terms of the shareholders agreement, KAR LLC has the right to designate all the directors on our board of directors, which is comprised of the same individuals that serve on the board of directors of KAR LLC, as discussed below. We will enter into a termination letter agreement with KAR LLC pursuant to which, upon consummation of this offering, the designation rights of KAR LLC under the shareholders agreement will be terminated, among other things. Following the consummation of this offering, the rights of KAR LLC directly, and the Equity Sponsors indirectly, to designate directors on our board of directors will be contained in the director designation agreement described below. See “—Director Designation Agreement.”

The shareholders agreement generally restricts the transfer of shares of common stock and options acquired pursuant to the Conversion Agreements described below (including any shares into which any such options have been exercised) owned by the IAAI continuing investors, or any other shareholders, that are or become parties to the agreement. Exceptions to this restriction include certain transfers of shares or such options for estate planning purposes, certain pledges and certain involuntary transfers in connection with a default, foreclosure, forfeiture, divorce, court order or otherwise than by a voluntary decision of the IAAI continuing investor, or any other shareholder, that is or becomes a party to the agreement (so long as we have been given the opportunity to purchase the shares or options subject to such involuntary transfer).

In addition, the parties to the shareholders agreement have “tag-along” rights to sell their shares of common stock on a pro rata basis with KAR LLC in sales by KAR LLC to third parties, and KAR LLC has “drag-along” rights to cause the other parties to the shareholders agreement to sell their shares of common stock on a pro rata basis with KAR LLC in sales by KAR LLC to third parties. The IAAI continuing investors are subject to “put” and “call” rights, which entitle these persons to require us to purchase their shares or options acquired pursuant to the Conversion Agreements described below, and which entitle us to require these persons to sell such shares or options to us, upon certain terminations of the shareholder’s employment with us or any of our affiliates (including IAAI or ADESA), at differing prices, depending upon the circumstances of the termination. In connection with the consummation of this offering, we will enter into a termination letter agreement with KAR LLC pursuant to which, contingent upon the consummation of this offering, the shareholders agreement will be terminated in its entirety, including, among others, those provisions relating to “tag-along,” “drag-along,” “put” and “call” rights and the transfer restrictions, in each case, described above.

During the first quarter of 2010, the IAAI continuing investors and KAR LLC, however, expect to enter into an agreement which will grant the IAAI continuing investors “tag-along rights” substantially similar to those it had under the shareholders agreement that will be terminated in connection with the consummation of this offering.

Registration Rights Agreement

We entered into a registration rights agreement with KAR LLC and the IAAI continuing investors. Under the terms of the registration rights agreement, KAR LLC (at the request of the initiating holders (i.e., at any time, all of Kelso, ValueAct Capital and Goldman, Sachs & Co., or, at any time following the third anniversary of the consummation of this offering, two of Kelso, ValueAct Capital and Goldman, Sachs & Co.)) will have the right, subject to certain conditions, to make an unlimited number of requests that we use our best efforts to register under the Securities Act the shares of our common stock owned by KAR LLC. In any demand registration, or if KAR Auction Services proposes to register any shares (subject to certain exceptions, such as benefit plan registrations), all of the parties to the registration rights agreement have “piggyback rights” to participate on a pro rata basis, subject to certain conditions, which in the case of KAR LLC will include the right of each member of KAR LLC to direct KAR LLC to include shares of common stock attributable to each such member of KAR LLC based on such member’s ownership interest in KAR LLC.

LLC Agreement

Affiliates or designees of the Equity Sponsors, Axle LLC, certain of our executive officers and other employees and third parties entered into a second amended and restated limited liability company agreement of KAR LLC, or the LLC Agreement. The Equity Sponsors and their affiliates or designees and certain of our executive officers and other employees and third parties hold all of the Class A common units in KAR LLC. In addition, pursuant to the Contribution, Axle LLC owns all of the Class B common units in KAR LLC. The Class B common units are identical to the Class A common units in all respects, except with respect to distributions. Distributions to holders of units in KAR LLC are made pro rata based on the number of units held by each such holder and the aggregate number of units eligible to participate in the distribution, plus the aggregate amount of distributions to the IAAI continuing investors in respect of the options held (or any common stock obtained upon the exercise of such options) by them in Axle Holdings, Inc. that were converted into options to purchase our common stock pursuant to the Conversion Agreements described below; provided, however, that in order to prevent dilution to the holders (other than Axle LLC) of KAR LLC common units that would be caused by the distribution of amounts to the IAAI continuing investors in respect of such options (or any such common stock), the amount available for distribution to Axle LLC in respect of the Class B common units held by Axle LLC is reduced dollar-for-dollar by the net amount distributed to the IAAI continuing investors in respect of such converted options (or any common stock obtained upon the exercise of such options) in connection with such distribution. It is contemplated that, prior to the completion of this offering, the provisions relating to the Class B common units will be revised to reflect and appropriately adjust the dilution to the holders of Class A common units that is caused by the existence of the options held by the IAAI continuing investors.

The LLC Agreement provides that our management employees, executive officers and others having senior management and/or strategic planning-type responsibilities may be awarded profit interests in KAR LLC in the form of Override Units having certain rights with respect to profits and losses of KAR LLC, which may entitle such individuals to a portion of the future appreciation in the value of the assets of KAR LLC (including the stock in IAAI and ADESA held through us). The combined economic interest in the appreciation in the equity of KAR Auction Services granted to those individuals receiving such profit interests and to employees of IAAI and/or ADESA through the KAR Auction Services Stock Incentive Plan was approximately 12% of the initial equity of KAR LLC at closing of the 2007 Transactions before giving effect to dilution, in the aggregate. The Stock Incentive Plan is segregated as follows: approximately 3% service related options/profits interests that vest annually over four years and approximately 9% performance related options/profits interests that vest ratably as the members of KAR LLC achieve investment multiples on their original investment in KAR LLC, subject to a minimum internal rate of return threshold. The holders of profits interests in KAR LLC are not entitled to receive shares of our common stock but are only entitled to participate, to the extent such profits interests are vested, in distributions from KAR LLC to its members (including our Equity Sponsors). As a result, the existence of these profits interests only dilute the economic interests of the members in KAR LLC and will not dilute the holders of our common stock.

The LLC Agreement generally restricts the transfer of interests in KAR LLC owned by the Equity Sponsors (and their affiliates, designees or permitted transferees), Axle LLC, our management employees and executive officers and the other employees and third parties holding equity interests in KAR LLC (the “Holders”). Exceptions to this restriction include transfers of common interests by our management employees and executive officers party thereto for certain estate planning purposes and certain involuntary transfers by the Holders in connection with a default, foreclosure, forfeiture, divorce, court order or otherwise than by a voluntary decision of the continuing investor (so long as KAR LLC has been given the opportunity to purchase the interests subject to such involuntary transfer). In addition, each Holder has customary pro rata “tag-along” rights to sell their common interests in KAR LLC in the event of a proposed sale that is permitted by the LLC Agreement of common interests in KAR LLC by any of the Equity Sponsors or Axle LLC to a third party. Similarly, if any two of Kelso, Goldman, Sachs & Co. or ValueAct Capital elect to sell 80% or more of their common interests in KAR LLC to a third party, each of the remaining Holders is required to sell (upon exercise of such selling Holders’ “drag-along” rights) a pro rata portion of their respective common interests based on their respective ownership of common interests to such third party at the same price as such selling Holders elect to sell their common interests. The LLC Agreement also provides Holders with certain “piggyback rights” with respect to participation in the registration of our shares pursuant to the Registration Rights Agreement, described above.

The LLC Agreement provides that the Board of Directors of KAR LLC is comprised of members having the right to cast 19 votes at a meeting of the Board of Directors. The members of the Board are appointed and removed as follows: Kelso, Goldman, Sachs & Co. and ValueAct Capital each has the right to appoint and remove two directors, with each such group of two directors having the power to collectively cast a total of five votes at a Board meeting; Parthenon has the right to appoint and remove one director with the power to cast a total of one vote at a Board meeting; any two of Kelso, Goldman, Sachs & Co. and ValueAct Capital have the right, together, to appoint two officers of KAR LLC (initially at the closing of the 2007 Transactions, Thomas C. O’Brien and James P. Hallett) as members to the Board with the right to cast one vote each; and the president and chief executive officer of KAR LLC is entitled to serve on the Board and has the right to cast one vote at a Board meeting. Pursuant to an amendment to the LLC Agreement to be effective upon consummation of this offering, the Equity Sponsors will agree to their respective rights to nominate the individuals that KAR LLC has the right to nominate under the director designation agreement, with such allocation to be generally based on the Equity Sponsors’ relative indirect ownership of our outstanding common stock. See “—Director Designation Agreement.” Pursuant to the LLC Agreement, KAR LLC would dissolve and its affairs wound up upon the occurrence of: (i) the vote of the board of directors and members or (ii) any event which under applicable law would cause the dissolution of KAR LLC.

Conversion Agreements

Each of the IAAI continuing investors entered into a separate conversion agreement with us under which such IAAI continuing investors exchanged, at the closing of Merger and the Contribution, options to purchase common stock of Axle Holdings, Inc. for options to purchase our common stock. The IAAI continuing investors converted stock options of Axle Holdings, Inc. having an aggregate spread value of approximately $8.9 million for our stock options with an equivalent spread value. As a result of these conversion agreements, the IAAI continuing investors hold options to purchase our stock after the Merger and Contribution representing in the aggregate approximately 1.0% of our common stock on a fully diluted basis prior to the consummation of this offering.

Financial Advisory Agreements

Under the terms of financial advisory agreements that we entered into with each of the Equity Sponsors (or their affiliates) and us, upon completion of the 2007 Transactions, we made closing payments to each of the Equity Sponsors (or their affiliates) in an aggregate amount equal to 1.25% of the enterprise value of ADESA (excluding transaction costs). These closing payments were made to the Equity Sponsors (or their affiliates) pro rata based on their respective cash contributions to KAR LLC at the closing of the 2007 Transactions (which, in the case of ValueAct, included the value of shares of ADESA common stock contributed by it to KAR LLC on or prior to the closing of the 2007 Transactions). In addition, under the financial advisory agreements, after completion of the 2007 Transactions, we are required to pay an aggregate financial advisory fee of $3,500,000 per annum, payable quarterly in advance, to the Equity Sponsors or their affiliates (with the first such fee, prorated for the remainder of the then current quarter, paid at the closing of the 2007 Transactions on April 20, 2007), for services provided or to be provided by each of the Equity Sponsors or their affiliates to us. The amount of the annual financial advisory fee is paid to each of the Equity Sponsors or their affiliates pro rata based on their respective cash contributions to KAR LLC at the closing of the 2007 Transactions (which, in the case of ValueAct, included the value of any shares of ADESA common stock contributed to KAR LLC on or prior to the closing of the 2007 Transactions and, in the case of Goldman, Sachs & Co., included contributions by GS Capital Partners VI Fund, L.P. and its affiliated funds). For purposes of such calculation, the aggregate cash contributions made by affiliates of Kelso ($121,460,000) and Parthenon ($15,000,000) to Axle LLC prior to the closing of the 2007 Transactions was deemed cash capital contributions made to KAR LLC at the closing of the 2007 Transactions.

Pursuant to each of the financial advisory agreements, we indemnified each Equity Sponsor and their officers, directors, partners, employees, agents and control persons (as such term is used in the Securities Act and the rules and regulations thereunder) in connection with the 2007 Transactions, such Equity Sponsors’ investment in KAR LLC and its subsidiaries, such Equity Sponsors’ control of ADESA or any of its subsidiaries and the services rendered to us and our subsidiaries (including IAAI and ADESA) under the financial advisory agreement. Each agreement also provides that we will reimburse each Equity Sponsor for its expenses incurred with respect to services to be provided to us and our subsidiaries on a going-forward basis. The Company paid the Equity Sponsors an aggregate of approximately $3.7 million and $2.5 million related to the annual financial advisory fee (prorated for 2007) and travel expenses for the year ended December 31, 2008 and the period April 20, 2007 through December 31, 2007, respectively.

On April 20, 2007, we paid to BP Capital Management, an investment management company, a fee of $446,473.95 for the provision of certain structuring, advisory and other services related to the 2007 Transactions, pursuant to the terms of a letter agreement between BP Capital Management and us. Brian Clingen, who is our Chairman of the Board and beneficially owns approximately 1.3% of our common stock prior to the consummation of this offering, is a founder and president of BP Capital Management.

In connection with this offering, we will enter into a termination letter agreement with each of our Equity Sponsors (or their affiliates) pursuant to which the parties will agree to terminate the ongoing financial advisory fees described above. Pursuant to the terms of each such termination agreement, we agreed to pay the Equity Sponsors (or their affiliates) an aggregate one-time fee of $10.5 million, comprising $3.9 million (in the case of Kelso), $3.1 million (in the case of Goldman, Sachs & Co.), $2.6 million (in the case of ValueAct) and $0.9 million (in the case of Parthenon), in each case payable upon consummation of this offering. Pursuant to the terms of each such termination letter, in return for the one-time fees described above, the annual financial advisory fees will terminate. We intend to use a portion of the proceeds from this offering to pay the one-time fee to the Equity Sponsors (or their affiliates) as described above. Our obligations with respect to the indemnification of the Equity Sponsors (or their affiliates) and reimbursement of their expenses will survive the termination of the obligations of the parties described above.

Director Designation Agreement

In connection with this offering, we will enter into a director designation agreement that will provide for the rights of KAR LLC to directly nominate individuals to our board of directors. In an amendment to the KAR LLC Agreement to be effective upon consummation of this offering, the Equity Sponsors will agree to their respective rights to nominate the individuals that KAR LLC has the right to nominate under the director designation agreement, with such allocation to be generally based on the Equity Sponsors’ relative indirect ownership of our outstanding common stock.

The director designation agreement will provide that, for so long as KAR LLC owns more than 10% of our outstanding common stock, no change will be made to the size of the board of directors without the consent of KAR LLC. On December 10, 2009, the size of our board of directors was increased to thirteen directors. KAR LLC will have the right to nominate individuals to our board of directors at each meeting of stockholders where directors are to be elected and, subject to limited exceptions, we will include in the slate of nominees recommended to our stockholders for election as directors the number of individuals designated by KAR LLC as follows (depending on the percentage ownership of KAR LLC at the time of such election):

•	so long as KAR LLC owns more than 50% of our outstanding common stock, seven individuals;

•	so long as KAR LLC owns 50% or less but at least 30% of our outstanding common stock, six individuals;

•	so long as KAR LLC owns less than 30% but at least 20% of our outstanding common stock, four individuals;

•	so long as KAR LLC owns less than 20% but at least 10% of our outstanding common stock, three individuals;

•	so long as KAR LLC owns less than 10% but at least 5% of our outstanding common stock, one individual; and

•	after such time as KAR LLC owns less than 5% of our outstanding common stock, no individuals.

In addition, so long as KAR LLC has the right to nominate one or more directors under the director designation agreement and beneficially owns 50% or less of our outstanding common stock, and, under certain circumstances, including, in the event an Equity Sponsor loses the right to indirectly nominate an individual under the director designation agreement, each Equity Sponsor will have certain rights to appoint an individual to serve as a non-voting observer at meetings of our board of directors.

Axle LLC Agreement

Affiliates of Kelso, affiliates of Parthenon and Magnetite Asset Investors III, L.L.C., Brian T. Clingen, Dan Simon and the IAAI continuing investors entered into the Amended and Restated Operating Agreement of Axle LLC, dated May 25, 2005, or the Axle LLC Agreement. Affiliates of Kelso

and Parthenon and Magnetite and Mr. Clingen and a trust established to monitor the estate of Mr. Simon own approximately 99.9% of the common interests in Axle LLC and the IAAI continuing investors own less than 0.4%. The Axle LLC Agreement, among other things, provides that the IAAI continuing investors were awarded profit interests in Axle LLC that may entitle such persons to a portion of the future appreciation in the value of the assets of Axle LLC. The combined economic interest in the appreciation in the value of the assets of Axle LLC granted to the IAAI continuing investors through profit interests and to employees of IAAI through the Axle Holdings, Inc. stock incentive plan was approximately 13% on a fully diluted basis, in the aggregate. The holders of profits interests in Axle LLC are not entitled to receive shares of our common stock but are only entitled to participate, to the extent such profits interests are vested, in distributions from Axle LLC to its members (including Kelso and Parthenon and the IAAI continuing investors). As a result, the existence of these profits interests only dilute the economic interests of the members in Axle LLC and will not dilute the holders of our common stock.

Axle Conversion Agreements and Exchange Agreements

On May 25, 2005, each of the IAAI continuing investors entered into a separate conversion agreement and a separate exchange agreement with Axle Holdings, Inc. under which the IAAI continuing investor agreed to (i) exchange, effective as of the closing of the 2005 Acquisition, certain options to purchase common stock of IAAI for options to purchase common stock of Axle Holdings, Inc. and (ii) accept a cash payment in exchange for cancellation of his remaining options to purchase common stock in IAAI. The IAAI continuing investors converted and exchanged stock options of IAAI having an aggregate spread value of approximately $3.3 million for Axle Holdings, Inc. stock options with an equivalent spread value and received an aggregate payment of $11.4 million for cancellation of their remaining options. As a result of these agreements, the IAAI continuing investors hold options to purchase Axle Holdings, Inc. stock representing in the aggregate approximately 4.8% of the common stock of Axle Holdings, Inc. on a fully diluted basis immediately after the 2005 Acquisition. These options were converted into options in us pursuant to the conversion agreements entered into between us and the IAAI continuing investors described above.

Towing and Transportation Services

In the ordinary course of business, we have received towing, transportation and recovery services from companies which are controlled by Brian Clingen, our Chairman of the Board. Services received from these companies were approximately $1.6 million and $0.8 million for calendar years 2008 and 2007, respectively. The transportation services were provided on terms consistent with those of other providers of similar services. There were no such services provided to us from companies controlled by Mr. Clingen in fiscal year 2006.

Transactions with the GS Entities and Their Affiliates

GS Capital Partners VI Fund, L.P. and other private equity funds affiliates with Goldman, Sachs & Co. beneficially own approximately 25.3% of our issued and outstanding common stock prior to the completion of this offering. Under the exchange and registration rights agreement entered into in connection with the notes, we agreed to file a “market-making” prospectus in order to enable Goldman, Sachs & Co. to engage in market-making activities for the notes. Goldman, Sachs & Co., acted as initial purchaser in the offering of the notes. Goldman Sachs Credit Partners L.P., an affiliate of GS Capital Partners VI Fund, L.P., was part of the banking syndicate for our credit facility. An affiliate of Goldman, Sachs & Co. is a counterparty to the interest rate swap agreement that we entered into in July 2007, which terminated in June 2009, and is a counterparty to an interest rate swap agreement and interest rate cap agreement that we entered into in May 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures

About Market Risk—Interest Rates.” Goldman, Sachs & Co. is an underwriter of this offering. In addition, Goldman, Sachs & Co. and its affiliates may in the future engage in commercial banking, investment banking or other financial advisory transactions with us and our affiliates.

Termination of 2005 Agreements

Upon the closing of the 2007 Transactions on April 20, 2007, Axle LLC terminated all existing agreements containing any preemptive, registration, voting, liquidation, conversion or other rights relating to the equity interests of Axle Holdings, Inc. and its subsidiaries. In addition, at such closing, all existing agreements (including the 2005 financial advisory agreements) relating to the payment of any fees or reimbursement of any expenses of any member of Axle LLC (including Kelso and Parthenon) by Axle Holdings, Inc. or any of its subsidiaries and certain other 2005 Acquisition agreements were terminated, including the following agreements.

2005 Shareholders Agreement

On May 25, 2005, Axle Holdings, Inc. entered into a shareholders agreement with Axle LLC, which owns all of Axle Holdings, Inc.’s issued and outstanding common stock, and Thomas C. O’Brien, Scott P. Pettit, David R. Montgomery, Donald J. Hermanek, John W. Kett, John R. Nordin and Sidney L. Kerley (the “IAAI 2005 Investors”), who own options to purchase common stock of Axle Holdings, Inc. The shareholders agreement, among other things, provides Axle LLC rights to designate directors to the board of directors of Axle Holdings, restricts generally the transfer of shares of common stock and options owned by the IAAI 2005 Investors.

2005 Registration Rights Agreement

Axle Holdings, Inc. entered into a registration rights agreement with the other parties to the shareholders agreement on May 25, 2005. Under the terms of the registration rights agreement, Axle LLC has the right to make an unlimited number of requests that Axle Holdings, Inc. use its best efforts to register its shares under the Securities Act.

2005 Financial Advisory Agreements

Under the terms of a financial advisory agreement, as amended, between Kelso and Axle Merger Sub, Inc. entered into upon completion of the 2005 Acquisition, IAAI (1) paid a fee of $4.475 million to Kelso and (2) commenced paying to Kelso an annual financial advisory fee of $500,000 payable in quarterly installments in advance (with the first such installment, prorated for the remainder of the then current quarter, paid at the closing of the 2005 Acquisition) for services to be provided by Kelso to IAAI. The financial advisory agreement provides that IAAI will indemnify Kelso, Axle Holdings, Inc. and Kelso’s officers, directors and their respective partners, employees, agents and control persons (as such term is used in the Securities Act and the rules and regulations thereunder) in connection with the 2005 Acquisition and the transactions contemplated by the related merger agreement (including the financing of the merger), Kelso’s investment in IAAI, Kelso’s control of Axle Merger Sub, Inc., IAAI and their respective subsidiaries, and the services rendered to IAAI under the financial advisory agreement. It requires IAAI to reimburse Kelso’s expenses incurred in connection with the 2005 Acquisition, any investment by Kelso in IAAI made on or after the closing of the 2005 Acquisition and with respect to services to be provided to IAAI on a going-forward basis. The financial advisory agreement also provides for the payment of certain fees by IAAI to Kelso, as may be determined by the board of directors of IAAI and Kelso, in connection with future investment banking services and for the reimbursement by IAAI of expenses incurred by Kelso in connection with such services.

Under the terms of a letter agreement between PCAP, L.P., an affiliate of Parthenon, and Axle Merger Sub, Inc., upon completion of the 2005 Acquisition, IAAI paid to PCAP, L.P. a fee of $525,000.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock (assuming the underwriters’ option to purchase additional shares is not exercised) as of November 30, 2009 of: (1) each person or entity who owns of record or beneficially 5% or more of any class of KAR Auction Services’ voting securities; (2) each of our named executive officers and directors; and (3) all of our directors and named executive officers as a group. Beneficial ownership is determined in accordance with the rules of SEC. To our knowledge, each shareholder will have sole voting and investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated in a footnote to the following table. Unless otherwise indicated in a footnote, the business address of each person is our corporate address.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After the Offering
Name	Number of Shares(1)	Percentage of Class(2)	Number of Shares(1)	Percentage of Class(2)
Principal Stockholder:
KAR Holdings II, LLC(2)	106,853,660	100%	106,853,660	81.0%
KELSO GROUP:
Kelso Investment Associates VII, L.P.(3)(4)	45,323,240	42.4	45,323,240	34.4
KEP VI, LLC(3)(4)	45,323,240	42.4	45,323,240	34.4
Frank T. Nickell(3)(4)(5)	45,323,240	42.4	45,323,240	34.4
Thomas R. Wall, IV(3)(4)(5)	45,323,240	42.4	45,323,240	34.4
George E. Matelich(3)(4)(5)	45,323,240	42.4	45,323,240	34.4
Michael B. Goldberg(3)(4)(5)(6)	45,323,240	42.4	45,323,240	34.4
David I. Wahrhaftig(3)(4)(5)	45,323,240	42.4	45,323,240	34.4
Frank K. Bynum, Jr.(3)(4)(5)	45,323,240	42.4	45,323,240	34.4
Philip E. Berney(3)(4)(5)	45,323,240	42.4	45,323,240	34.4
Frank J. Loverro(3)(4)(5)	45,323,240	42.4	45,323,240	34.4
James J. Connors, II(3)(4)(5)	45,323,240	42.4	45,323,240	34.4
Church M. Moore(3)(4)(5)(6)	45,323,240	42.4	45,323,240	34.4
Stanley de J. Osborne(3)(4)(5)	45,323,240	42.4	45,323,240	34.4
PARTHENON GROUP:
PCap KAR LLC(7)(8)	6,018,180	5.6	6,018,180	4.6
Parthenon Investors II, L.P.(7)(9)	2,847,350	2.7	2,847,350	2.2
PCIP Investors(7)(9)	2,847,350	2.7	2,847,350	2.2
J&R Founders Fund II, L.P.(7)(9)	2,847,350	2.7	2,847,350	2.2
GOLDMAN GROUP:
GS Capital Partners VI Fund, L.P. and related funds(10)(20)	27,081,830	25.3	27,081,830	20.5
VALUEACT GROUP:
ValueAct Capital Master Fund, L.P.(11)(21)	22,568,190	21.1	22,568,190	17.1
AXLE HOLDINGS II, LLC(2)(3)	27,326,090	25.6	27,326,090	20.7
Executive Officers and Directors
Brian T. Clingen(6)(12)	1,382,680	1.3	1,382,680	1.0
Thomas C. O’Brien(6)(13)	541,658	*	541,658	*
James P. Hallett(6)(14)	100,300	*	100,300	*
Eric M. Loughmiller(15)	3,010	*	3,010	*
John R. Nordin(16)	35,288	*	35,288	*
Rebecca C. Polak(17)(27)	7,520	*	51,700	*
Donald S. Gottwald(26)(27)	—	*	79,130	*
Thomas J. Caruso(22)(27)	30,410	*	62,670	*
David Vignes(23)(27)	20,115	*	43,580	*
Benjamin Skuy(24)(27)	47,925	*	72,730	*
David J. Ament(6)	—	*	—	*
Thomas J. Carella(6)(20)	—	*	—	*
Peter H. Kamin(6)(11)	22,568,190	21.1	22,568,190	17.1
Sanjeev Mehra(6)(18)(20)	27,081,830	25.3	27,081,830	20.5
Church M. Moore(3)(4)(5)(6)	45,323,240	42.4	45,323,240	34.4
Michael B. Goldberg(3)(4)(5)(6)	45,323,240	42.4	45,323,240	34.4
Gregory P. Spivy(6)(11)	—	*	—	*
Robert M. Finlayson(25)	—	*	—	*
Peter R. Formanek(25)	—	*	—	*
Jonathan P. Ward(25)	—	*	—	*
Executive officers and directors as a group (20 persons)(19)	97,142,166	90.9	97,346,006	73.8%

*	Less than one percent.
(1)	The number of shares includes shares of common stock subject to options exercisable within 60 days of November 30, 2009.
(2)	Shares subject to options exercisable within 60 days of November 30, 2009 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others. Percentages for KAR Holdings II, LLC (“KAR LLC”), Axle LLC, the members of the Kelso Group, the members of the Goldman Group, ValueAct Capital and the members of the Parthenon Group are reflective of beneficial ownership of KAR LLC common interests (which, in certain cases, includes beneficial ownership of KAR LLC common interests held by Axle LLC). Except as indicated, percentages for executive officers and directors are reflective of beneficial ownership of outstanding shares of KAR Auction Services (including shares that may be deemed to be owned by virtue of common ownership interests in KAR LLC or Axle LLC, as applicable).
(3)	The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, NY 10022.
(4)	Includes (i) 18,479,970 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Kelso Investment Associates VII, L.P., a Delaware limited partnership, or KIA VII, ownership interest in Axle LLC, (ii) 4,575,990 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of KEP VI, LLC, a Delaware limited liability company, or KEP VI, ownership interest in Axle LLC, (iii) 17,847,820 shares of common stock held of record by KAR LLC, by virtue of KIA VII’s ownership interest in KAR LLC and (iv) 4,419,460 shares of common stock held of record by KAR LLC, by virtue of KEP VI’s ownership interest in KAR LLC. KIA VII and KEP VI may be deemed to share beneficial ownership of shares of common stock owned of record by KAR LLC (including beneficial ownership of shares held by KAR LLC that are attributable to Axle LLC), by virtue of their ownership interests in KAR LLC and Axle LLC. KIA VII and KEP VI, due to their common control, could be deemed to beneficially own each of the other’s shares. Each of KIA VII and KEP VI disclaim such beneficial ownership.
(5)	Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro, Connors, Moore and Osborne may be deemed to share beneficial ownership of shares of common stock owned of record by KAR LLC (including shares owned by KAR LLC which are attributable to Axle LLC), by virtue of their status as managing members of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VII. Each of Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro, Connors, Moore and Osborne share investment and voting power with respect to the ownership interests owned by KIA VII and KEP VI but disclaim beneficial ownership of such interests.
(6)	Members of our board of directors.
(7)	The business address for these persons is c/o Parthenon Capital, 265 Franklin Street, 18th Floor Boston, MA 02110.
(8)	Includes 6,018,180 shares of common stock held of record by KAR LLC, by virtue of PCap KAR, LLC (“Parthenon HoldCo”) ownership interest in KAR LLC. Parthenon HoldCo is a Delaware company controlled by Parthenon Investors II, L.P. and Parthenon Investors III, L.P. The co-CEO’s of Parthenon Capital, Mr. Ernest K. Jacquet and Mr. John C. Rutherford, control Parthenon Investors II, L.P. and Messrs. Jacquet and Rutherford and Mr. William C. Kessinger control Parthenon Investors III, L.P. These individuals have shared voting and investment authority over shares held by Parthenon HoldCo and disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(9)	Includes (i) 2,766,570 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Parthenon Investors II, L.P. ownership interest in Axle LLC, (ii) 38,070 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of PCIP Investors ownership interest in Axle LLC and (iii) 42,710 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of J&R Founders Fund II, L.P. ownership interest in Axle LLC. Parthenon, PCIP Investors and J&R, due to their common control, could be deemed to beneficially own each of the other’s shares. The co-CEOs of Parthenon Capital, Mr. Ernest K. Jacquet and Mr. John C. Rutherford, each have beneficial ownership of (1) the shares held by Parthenon, through their indirect control of PCAP Partners II, LLC, the general partner of Parthenon, (2) the shares held by PCIP Investors, a general partnership of which they have control as general partners, and (3) the shares held by J&R, a limited partnership which they control through its general partner, J&R Advisors F.F., LLC. These individuals have shared voting and investment authority over these shares and disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(10)

Shares reported are held of record by KAR LLC but are beneficially owned directly by GS Capital Partners VI Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG and GS Capital Partners VI Offshore Fund, L.P. (together, the “Goldman Funds”). Affiliates of The Goldman Sachs Group, Inc. and Goldman Sachs & Co. are the general partner, managing limited partner or the managing partner of each of the Goldman Funds. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Funds. Goldman, Sachs & Co. is a direct and indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc. is a public entity and its common stock is publicly traded on the New York Stock Exchange. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Funds share voting and investment power with certain of their respective affiliates. Each of The Goldman Sachs Group Inc. and Goldman Sachs & Co. disclaims beneficial ownership of the common shares owned directly or indirectly by the Goldman Funds, except to the extent of its pecuniary interest therein, if any.

(11)	Shares reported are held of record by KAR LLC but are beneficially owned directly by ValueAct Capital Master Fund, L.P by virtue of its ownership interests in KAR LLC and may be deemed to be beneficially owned by (i) VA Partners I, LLC as General Partner of ValueAct Capital Master Fund, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P. (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P., (iv) ValueAct Holdings, L.P. as the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC and as the majority owner of the membership interests of VA Partners I, LLC and (v) ValueAct Holdings GP, LLC as General Partner of ValueAct Holdings, L.P. Jeffrey W. Ubben, G. Mason Morfit and George F. Hamel, Jr. serve on the management board of ValueAct Holdings Gp, LLC, and as such may be deemed to share voting and investment power with respect to the reported shares. Each of the foregoing reporting persons disclaim beneficial ownership of the reported stock except to the extent of their pecuniary interest therein.
(12)	Includes (i) 379,650 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Mr. Clingen’s common ownership interest in Axle LLC, and (ii) 1,003,030 shares of common stock held of record by KAR LLC, by virtue of Mr. Clingen’s common ownership interest in KAR LLC.
(13)	Includes (i) 513,728 shares of common stock issuable pursuant to options that are currently exercisable, (ii) 25,920 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Mr. O’Brien’s common ownership interest in Axle LLC and (iii) 2,010 shares of common stock held of record by KAR LLC, by virtue of Mr. O’Brien’s common ownership interest in KAR LLC.
(14)	Includes 100,300 shares of common stock held of record by KAR LLC, by virtue of Mr. Hallett’s common ownership interest in KAR LLC.
(15)	Includes 3,010 shares of common stock held of record by KAR LLC, by virtue of Mr. Loughmiller’s common ownership interest in KAR LLC.
(16)	Includes (i) 26,468 shares of common stock issuable pursuant to options that are currently exercisable, (ii) 3,800 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Mr. Nordin’s common ownership interest in Axle LLC and (iii) 5,020 shares of common stock held of record by KAR LLC, by virtue of Mr. Nordin’s common ownership interest in KAR LLC.
(17)	Prior to the offering: includes 7,520 shares of common stock held of record by KAR LLC, by virtue of Ms. Polak’s common ownership interest in KAR LLC. After the offering: includes (i) 7,520 shares of common stock held of record by KAR LLC, by virtue of Ms. Polak’s common ownership interest in KAR LLC and (ii) 44,180 shares of common stock issuable pursuant to options that will be exercisable upon consummation of the offering.
(18)	Mr. Mehra is a managing director of Goldman, Sachs & Co. Mr. Mehra and The Goldman Sachs Group, Inc. each disclaims beneficial ownership of the common stock owned directly or indirectly by the Goldman Funds and Goldman Sachs & Co., except to the extent of his or its pecuniary interest therein, if any. Each of The Goldman Sachs Group Inc. and Goldman Sachs & Co. disclaims beneficial ownership of the common shares owned directly or indirectly by the Goldman Funds, except to the extent of its pecuniary interest therein, if any.
(19)	Includes shares of common stock the beneficial ownership of which (i) Mr. Goldberg may be deemed to share, as described in footnote 5 above, (ii) Mr. Moore may be deemed to share, as described in footnote 5 above, (iii) Mr. Kamin may be deemed to share, as described in footnote 11 above and (iv) Mr. Mehra may be deemed to share, as described in footnote 18 above.
(20)	The business address for these persons is c/o Goldman, Sachs & Co., 85 Broad Street, 10th Floor, New York, NY 10004.
(21)	The business address for these persons is c/o ValueAct Capital, 435 Pacific Avenue, 4th Floor, San Francisco, CA 94133.
(22)	Prior to the offering: includes (i) 25,410 shares of common stock issuable pursuant to options that are currently exercisable and (ii) 5,000 shares of common stock held of record by KAR LLC, by virtue of Mr. Caruso’s common ownership interest in KAR LLC. After the offering: includes (i) 57,670 shares of common stock issuable pursuant to options, a portion of which are currently exercisable and a portion of which will be exercisable upon consummation of the offering and (ii) 5,000 shares of common stock held of record by KAR LLC, by virtue of Mr. Caruso’s common ownership interest in KAR LLC.
(23)

Prior to the offering: includes (i) 16,615 shares of common stock issuable pursuant to options that are currently exercisable and (ii) 3,500 shares of common stock held of record by KAR LLC, by virtue of

Mr. Vignes’ common ownership interest in KAR LLC. After the offering: includes (i) 40,080 shares of common stock issuable pursuant to options, a portion of which are currently exercisable and a portion of which will be exercisable upon consummation of the offering and (ii) 3,500 shares of common stock held of record by KAR LLC, by virtue of Mr. Vignes’ common ownership interest in KAR LLC.

(24)	Prior to the offering: includes (i) 22,925 shares of common stock issuable pursuant to options that are currently exercisable, and (ii) 25,000 shares of common stock held of record by KAR LLC, by virtue of Mr. Skuy’s common ownership interest in KAR LLC. After the offering: includes (i) 47,730 shares of common stock issuable pursuant to options, a portion of which are currently exercisable and a portion of which will be exercisable upon consummation of the offering and (ii) 25,000 shares of common stock held of record by KAR LLC, by virtue of Mr. Skuy’s common ownership interest in KAR LLC.
(25)	Director nominee.
(26)	Includes (i) 79,130 shares of common stock issuable pursuant to options that will be exercisable upon consummation of the offering.
(27)	In connection with the initial public offering, the compensation committee has decided to accelerate the exercisability of all service options under the KAR Auction Services, Inc. Stock Incentive Plan outstanding on the effective date of the initial public offering.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

Overview

On April 20, 2007, we entered into a $1,865 million senior credit facility with Bear Stearns Corporate Lending Inc., as administrative agent, UBS Securities LLC, as syndication agent, and the lenders party thereto, pursuant to the terms and conditions of the Credit Agreement. The Credit Agreement has a six and one-half year term that expires on October 19, 2013. Under the terms of the credit agreement, the lenders committed to provide advances and letters of credit in an aggregate amount of up to $1,865 million, subject to certain conditions. Borrowings under the Credit Agreement may be used to finance working capital and acquisitions permitted under the Credit Agreement and for other corporate purposes.

The Credit Agreement provides for a six and one-half year $1,565 million senior term loan, or the term loan, and a six-year $300 million senior revolving credit facility, or the revolving credit facility. The term loan will be repaid in quarterly installments at an amount of 0.25% of the initial term loan, with the remaining principal balance due on October 19, 2013. The revolving credit facility may be used for loans, and up to $75 million may be used for letters of credit. The revolving loans may be borrowed, repaid and reborrowed until April 19, 2013, at which time all revolving amounts borrowed must be repaid.

At September 30, 2009, $1,497.9 million was outstanding on the term loan and there were no borrowings on the revolving credit facility. There were related outstanding letters of credit totaling approximately $31.3 million at September 30, 2009, which reduce the amount available under our revolving credit facility. In addition, our Canadian operations have a C$4 million line of credit which was undrawn as of September 30, 2009. There were related letters of credit outstanding totaling approximately $1.7 million at September 30, 2009, which reduce credit available under the Canadian line of credit, but do not impact amounts available under our revolving credit facility. We believe our sources of liquidity from our cash and cash equivalents on hand, working capital, cash provided by operating activities, and availability under our credit facilities are sufficient to meet our short and long-term operating needs for the foreseeable future. In addition, we believe the previously mentioned sources of liquidity will be sufficient to fund our capital requirements and debt service payments for the next twelve months.

Prepayments

The principal amount of the term loan amortizes in quarterly installments equal to 0.25% of the original principal amount of the term loans, with the balance payable at maturity.

Subject to certain exceptions, our senior credit facilities are subject to mandatory prepayments and reduction in an amount equal to:

•

the net proceeds of (1) certain debt offerings by us or any of our subsidiaries, (2) certain asset sales by us or any of our subsidiaries (subject to customary reinvestment provisions), and (3) certain insurance recovery and condemnation events (subject to customary reinvestment provisions); and

•	50% of excess cash flow subject to reduction based on our achievement of specified consolidated senior secured leverage ratio levels.

Voluntary prepayments and commitment reductions are permitted, in whole or in part, in minimum amounts without premium or penalty, other than customary breakage costs.

Security; Guarantees

Our obligations under our senior credit facilities are guaranteed by each of our existing and certain future direct and indirect wholly owned domestic subsidiaries, subject to certain exceptions.

Our senior credit facilities and certain interest rate hedging agreements thereof, subject to certain exceptions, are secured on a first priority basis by (i) pledges of all the capital stock of all our direct or indirect material domestic subsidiaries and up to 65% of the capital stock of each of our direct foreign subsidiaries and (ii) liens on substantially all of the tangible and intangible assets of us and the guarantors.

Interest

Our revolving credit facility bears interest at a rate equal to LIBOR plus a margin ranging from 150 basis points to 225 basis points depending on our total leverage ratio. As of September 30, 2009, our revolving credit facility margin based on our leverage ratio was 225 basis points. The revolving credit facility also provides for both overnight and swingline borrowings at a rate of prime plus a margin ranging from 50 basis points to 125 basis points. At September 30, 2009 the applicable margin was 125 basis points. Our term loan facility bears interest at a rate equal to LIBOR plus a margin of either 200 basis points or 225 basis points depending on our total leverage ratio and ratings received from Moody’s and Standard and Poor’s. As of September 30, 2009, our term loan facility margin was 225 basis points.

Fees

Our fees with respect to our senior credit facilities include (i) fees on the unused commitments of the lenders under the senior revolving facility, (ii) letter of credit fees on the aggregate face amount of outstanding letters of credit plus a fronting fee to the issuing bank, and (iii) administration fees.

Covenants

The Credit Agreement contains certain restrictive loan covenants, including, among others, a financial covenant requiring a maximum consolidated senior secured leverage ratio be satisfied as of the last day of each fiscal quarter if revolving loans are outstanding, and covenants limiting our ability to incur indebtedness, grant liens, make acquisitions, consummate change of control transactions, dispose of assets, pay dividends, make capital expenditures, make investments and engage in certain transactions with affiliates. The leverage ratio covenant is based on consolidated Adjusted EBITDA which is EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude among other things (a) gains and losses from asset sales; (b) unrealized foreign currency translation gains and losses in respect of indebtedness; (c) certain non-recurring gains and losses; (d) stock option expense; (e) certain other noncash amounts included in the determination of net income; (f) management, monitoring, consulting and advisory fees paid to the equity sponsors; (g) charges and revenue reductions resulting from purchase accounting; (h) unrealized gains and losses on hedge agreements; (i) minority interest expense; (j) expenses associated with the consolidation of salvage operations; (k) consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; (l) expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; (m) expenses incurred in connection with permitted acquisitions; and (n) any impairment charges or write-offs of intangibles. Adjusted EBITDA per the Credit Agreement adds the pro forma impact of recent acquisitions and the pro forma cost savings per the credit agreement to Adjusted EBITDA.

The covenants contained within the Credit Agreement are critical to an investor’s understanding of our financial liquidity, as the violation of these covenants could result in a default and lenders could elect to declare all amounts borrowed immediately due and payable. These covenants affect our operating flexibility by, among other things, restricting our ability to incur expenses and indebtedness that could be used to grow the business, as well as to fund general corporate purposes. We were in compliance with the covenants in the Credit Agreement at September 30, 2009.

Events of Default

The Credit Agreement contains customary events of default including non-payment of principal, interest or fees, failure to comply with covenants, inaccuracy of representation or warranties in any material respect, cross-default to certain other indebtedness, loss of lien perfection or priority, invalidity of guarantees, certain specified ERISA events, material judgments, change of control, and certain bankruptcy or insolvency events.

Amendment to Credit Agreement

On October 23, 2009, we entered into an amendment to the Credit Agreement. As part of the amendment, we agreed to pay an amendment fee of 25 basis points to approving lenders, based on commitments outstanding as of October 23, 2009, on the effective date of the amendment. The amendment will not become effective until the satisfaction of certain conditions precedent, including the consummation of this offering and the prepayment of $250 million or more of the term loan. If the amendment becomes effective, the amendment will (i) allow KAR LLC to own less than 100% of our outstanding capital stock, (ii) permit us to use proceeds from this offering and any future offering of common stock plus unrestricted cash on hand at the time of this offering to repay, redeem, repurchase or defease, or segregate funds with respect to, one or more of our senior subordinated notes, fixed senior notes and floating senior notes and (iii) permit us to pay accelerated management fees to our Equity Sponsors in connection with the termination of our financial advisory agreements with them. In addition, if the amendment becomes effective, the following revisions, among others, will occur:

•	availability of borrowings under the revolving credit facility will be reduced by $50 million to $250 million;

•	the revolving credit facility and Term Loan B interest rate will be increased to LIBOR plus a margin of 2.75% from LIBOR plus a margin of 2.25%; and

•	the pricing grid of both facilities will be eliminated.

Senior Notes

The floating rate senior notes due 2014, or the floating rate senior notes, were issued under an indenture, dated as of April 20, 2007, among us, the guarantors named therein and Wells Fargo Bank, National Association, as trustee, as amended from time to time. The 8 3/4% senior notes due 2014, or the fixed rate senior notes, were issued under an indenture, dated as of April 20, 2007, among us, the guarantors named therein and Wells Fargo Bank, National Association, as trustee, as amended from time to time.

Except as set forth herein, the terms of the floating rate senior notes and the fixed rate senior notes include those stated in their respective indentures and those made part of the indentures by reference to the Trust Indenture Act. The floating rate senior notes and the fixed rate senior notes were issued as a separate series and class and vote separately with respect to all matters.

The following description is only a summary of the material provisions of the indentures governing the floating rate senior notes and the fixed rate senior notes, does not purport to be complete and is qualified in its entirety by reference to the provisions of the indentures, including the definitions therein of certain terms used below.

The floating rate senior notes and the fixed rate senior notes:

•	are our general, unsubordinated obligations;

•	are unsecured;

•

are structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries (other than subsidiaries that are or become subsidiary guarantors);

•	are limited to an aggregate principal amount of $150.0 million for the floating rate senior notes and $450.0 million for the fixed rate senior notes, subject to our ability to issue additional notes;

•	mature on May 1, 2014;

•	bear interest at the applicable rate per annum shown from the most recent date to which interest has been paid or provided for;

•	were issued in minimum denominations of $2,000 or, if greater at the issue date, the dollar equivalent of €1,000 rounded up to the nearest $1,000 and any integral multiple of $1,000 in excess thereof;

•

are represented by one or more registered floating rate senior notes in global form or fixed rate senior notes in global form, but in certain circumstances may be represented by floating rate senior notes in definitive form or fixed rate senior notes in definitive form;

•	are pari passu in right of payment with all of our existing and future unsubordinated indebtedness; and

•	are unconditionally guaranteed on an unsubordinated basis by each of our current and future subsidiaries that guarantees payment by us of any of our indebtedness under the senior credit facility.

Because the floating rate senior notes and the fixed rate senior notes are unsecured, in the event of bankruptcy, liquidation, reorganization or other winding-up of us or our subsidiary guarantors or upon default in payment with respect to, or the acceleration of, any indebtedness under our senior secured credit facility or other secured indebtedness, our assets and the assets of the subsidiary guarantors that secure other secured indebtedness will be available to pay obligations on the floating rate senior notes and the fixed rate senior notes and the guarantees only after all indebtedness under such other secured indebtedness has been repaid in full from such assets.

The indentures governing our notes contain certain financial and operational restrictions on paying dividends and other distributions, making certain acquisitions or investments, incurring indebtedness, granting liens and selling assets.

Optional Redemption

The senior notes are redeemable, at our option, at any time prior to maturity at varying redemption prices in accordance with the applicable provisions set forth below.

The floating rate senior notes are redeemable, at our option, in whole or in part, at any time and from time to time on or after May 1, 2009, and prior to maturity at the applicable redemption price set forth below. The fixed rate senior notes will be redeemable, at our option, in whole or in part, at any time and from time to time on or after May 1, 2010, and prior to maturity at the applicable redemption price set forth below. In each case, such redemption may be made upon notice mailed by first-class mail to each holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date. We may provide in such notice that payment of the redemption price and the performance of our obligations with respect to such redemption may be performed by another person. Any such redemption and notice may, in our discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a change of control (as defined in each respective indenture). The senior notes will be so redeemable at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to, but not including, the relevant redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on May 1 of the years set forth below:

        The Floating Rate Senior Notes

Redemption Period	Price
2009	102.000%
2010	101.000%
2011 and thereafter	100.000%

        The Fixed Rate Senior Notes

Redemption Period	Price
2010	104.375%
2011	102.917%
2012	101.458%
2013 and thereafter	100.000%

In addition, the indentures provide, as applicable, that at any time and from time to time on or prior to May 1, 2010, we, at our option, may redeem senior notes in an aggregate principal amount equal to (a) up to 35% of the original aggregate principal amount of the floating rate senior notes (including the principal amount of any additional notes that are floating rate senior notes) and (b) up to 35% of the original aggregate principal amount of the fixed rate senior notes (including the principal amount of any additional notes that are fixed rate senior notes), with funds in an aggregate amount (the “redemption amount”) not exceeding the aggregate proceeds of one or more Equity Offerings (as defined in the respective indentures), at a redemption price (expressed as a percentage of principal amount thereof) of 100% plus the applicable rate of interest per annum on the date on which notice of redemption is given for the floating rate senior notes and 108.75% for the fixed rate senior notes, in each case plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that

(a) if floating rate senior notes are redeemed, an aggregate principal amount of floating rate senior notes equal to at least 50% of the original aggregate principal amount of floating rate senior notes (including the principal amount of any additional notes that are floating rate senior notes) must remain outstanding after each such redemption of floating rate senior notes; and

(b) if fixed rate senior notes are redeemed, an aggregate principal amount of fixed rate senior notes equal to at least 50% of the original aggregate principal amount of fixed rate senior notes (including the principal amount of any additional notes that are fixed rate senior notes) must remain outstanding after each such redemption of fixed rate senior notes.

Such redemption may be made upon notice mailed by first-class mail to each holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date (but in no event more than 180 days after the completion of the related Equity Offering). We may provide in such notice that payment of the redemption price and performance of our obligations with respect to such redemption may be performed by another person. Any such notice may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at our discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the completion of the related Equity Offering.

At any time prior to May 1, 2009, in the case of the floating rate senior notes, and May 1, 2010, in the case of the fixed rate senior notes, such senior notes may also be redeemed or purchased (by us or any other person) in whole or in part, at our option, at a price (the “redemption price”) equal to 100% of the principal amount thereof plus the applicable premium (as defined below) as of, and accrued but unpaid interest, if any, to, the date of redemption or purchase (the “redemption date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Such redemption or purchase may be made upon notice mailed by first-class mail to each holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date. We may provide in such notice that payment of the redemption price and performance of our obligations with respect to such redemption or purchase may be performed by another person. Any such redemption, purchase or notice may, at our discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a change of control.

“Applicable Premium” means, with respect to a senior note at any redemption date, the greater of (i) 1.0% of the principal amount of such senior note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such senior note on May 1, 2009, in the case of a floating rate senior note, and May 1, 2010, in the case of a fixed rate senior note, such redemption price being that described in the second paragraph of this “Optional Redemption” section plus (2) all required remaining scheduled interest payments due on such senior note through such date (excluding accrued and unpaid interest through the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in each respective indenture) plus 50 basis points, over (B) the principal amount of such note on such redemption date; as calculated by us or on our behalf by such person as we shall designate; provided that such calculation shall not be a duty or obligation of the applicable trustee.

Selection

In the case of any partial redemption, selection of the senior notes of the applicable series for redemption will be made by the applicable trustee not more than 60 days prior to the redemption date on a pro rata basis, or, to the extent a pro rata basis is not permitted, by such other method as such trustee shall deem to be fair and appropriate, although no senior note of less than the Minimum Denomination in original principal amount will be redeemed in part. If any senior note is to be redeemed in part only, the notice of redemption relating to such senior note shall state the portion of the principal amount thereof to be redeemed. A new senior note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original senior note.

Senior Subordinated Notes

The 10% senior subordinated notes due 2015, or the senior subordinated notes, were issued under an indenture, dated as of April 20, 2007, among us, the guarantors named therein and Wells Fargo Bank, National Association, as trustee, as amended from time to time.

Except as set forth herein, the terms of the senior subordinated notes include those stated in the indenture for the senior subordinated notes and those made part of the indenture by reference to the Trust Indenture Act.

The following description is only a summary of the material provisions of the indenture governing the senior subordinated notes, does not purport to be complete and is qualified in its entirety by reference to the provisions of the indenture, including the definitions therein of certain terms used below.

The senior subordinated notes:

•	are our general, senior subordinated obligations;

•

are subordinated in right of payment to all of our existing and future senior indebtedness, including indebtedness under the senior credit facility and the floating rate senior notes and the fixed rate senior notes;

•	are unsecured;

•

are structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries (other than subsidiaries that are or become subsidiary guarantors);

•	are limited to an aggregate principal amount of $425.0 million, subject to our ability to issue additional notes;

•	mature on May 1, 2015;

•	bear interest at the rate per annum from the most recent date to which interest has been paid or provided for;

•	were issued in minimum denominations of $2,000 or, if greater at the issue date, the dollar equivalent of €1,000 rounded up to the nearest $1,000 and any integral multiple of $1,000 in excess thereof;

•	are represented by one or more registered senior subordinated notes in global form, but in certain circumstances may be represented by senior subordinated notes in definitive form;

•	are pari passu in right of payment with all of our future senior subordinated indebtedness; and

•

are unconditionally guaranteed on an senior subordinated basis by each of our current and future subsidiaries that guarantees payment by us of our indebtedness under the senior credit facility or the floating rate senior notes and the fixed rate senior notes.

Because the senior subordinated notes are unsecured, in the event of bankruptcy, liquidation, reorganization or other winding-up of us or our subsidiary guarantors or upon default in payment with respect to, or the acceleration of, any indebtedness under our senior secured credit facility or other secured indebtedness, our assets and the assets of the subsidiary guarantors that secure other secured indebtedness will be available to pay obligations on the senior subordinated notes and the guarantees only after all indebtedness under such other secured indebtedness has been repaid in full from such assets.

The indentures governing our notes contain certain financial and operational restrictions on paying dividends and other distributions, making certain acquisitions or investments, incurring indebtedness, granting liens and selling assets.

Optional Redemption

The senior subordinated notes are redeemable, at our option, at any time prior to maturity at varying redemption prices in accordance with the provisions set forth below.

The senior subordinated notes are redeemable, at our option, in whole or in part, at any time and from time to time on or after May 1, 2011 and prior to maturity at the redemption prices set forth below. Such redemption may be made upon notice mailed by first-class mail to each holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date. We may provide in such notice that payment of the redemption price and the performance of our obligations with respect to such redemption may be performed by another person. Any such redemption and notice may, in our discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a change of control (as defined in the indenture). The senior subordinated notes will be so redeemable at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to, but not including, the relevant redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on May 1 of the years set forth below:

Redemption Period	Price
2011	105.000%
2012	102.500%
2013 and thereafter	100.000%

In addition, the indenture provides that at any time and from time to time on or prior to May 1, 2010, we, at our option, may redeem senior subordinated notes in an aggregate principal amount equal to up to 35% of the original aggregate principal amount of the senior subordinated notes (including the principal amount of any additional notes), with funds in an aggregate amount (the “redemption amount”) not exceeding the aggregate proceeds of one or more Equity Offerings (as defined in the indenture), at a redemption price (expressed as a percentage of principal amount thereof) of 110.000%, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that an aggregate principal amount of senior subordinated notes equal to at least 50% of the original aggregate principal amount of senior subordinated notes (including the principal amount of any additional notes) must remain outstanding after each such redemption of senior subordinated notes.

Such redemption may be made upon notice mailed by first-class mail to each holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date (but in no event more than 180 days after the completion of the related Equity Offering). We may provide in such notice that payment of the redemption price and performance of our obligations with respect to such redemption may be performed by another person. Any such notice may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at our discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the completion of the related Equity Offering.

At any time prior to May 1, 2011, the senior subordinated notes may also be redeemed or purchased (by us or any other person) in whole or in part, at our option, at a price (the “redemption price”) equal to 100% of the principal amount thereof plus the Applicable Premium (as defined below) as of, and accrued but unpaid interest, if any, to, the date of redemption or purchase (the “redemption date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Such redemption or purchase may be made upon notice mailed by first-class mail to each holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date. We may provide in such notice that payment of the redemption price and performance of our obligations with respect to such redemption or purchase may be performed by another person. Any such redemption, purchase or notice may, at our discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a change of control.

“Applicable Premium” means, with respect to a note at any redemption date, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such note on May 1, 2011, such redemption price being that described in the second paragraph of this “Optional Redemption” section plus (2) all required remaining scheduled interest payments due on such note through such date (excluding accrued and unpaid interest through the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture) plus 50 basis points, over (B) the principal amount of such note on such redemption date; as calculated by us or on our behalf by such person as we shall designate; provided that such calculation shall not be a duty or obligation of the trustee.

Selection

In the case of any partial redemption, selection of the senior subordinated notes for redemption will be made by the trustee not more than 60 days prior to the redemption date on a pro rata basis, or, to the extent a pro rata basis is not permitted, by such other method as the trustee shall deem to be fair and appropriate, although no senior subordinated note of less than the Minimum Denomination in original principal amount will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such senior subordinated note shall state the portion of the principal amount thereof to be redeemed. A new senior subordinated note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original senior subordinated note.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that are in effect as of the date of this prospectus. These descriptions may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

Our amended and restated certificate of incorporation has been amended so that our authorized capital stock consists of:

•	400,000,000 shares of common stock, par value $0.01 per share; and

•	100,000,000 shares of preferred stock, par value $0.01 per share.

Upon completion of this offering, there will be outstanding 131,853,660 shares of common stock, or 135,603,660 shares if the underwriters exercise in full their option to purchase additional shares. There will be no outstanding shares of preferred stock.

Except as otherwise indicated, the information in this prospectus assumes the underwriters’ option to purchase additional shares is not exercised and gives effect to a 10-for-1 common stock split that became effective on December 9, 2009.

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that are in effect as of the date of this prospectus. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the holders of our common stock, voting together as a single class, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to the prior rights of holders of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors.

Liquidation

Subject to the prior rights of our creditors and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Other Rights

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends in respect of our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change of control of us.

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

We elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Certain other provisions of our amended and restated certificate of incorporation and amended and restated bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions protect against an unsolicited proposal for a takeover of us that might affect the long term value of our stock or that may be otherwise unfair to our stockholders. For example, these provisions include:

•	limiting the right of stockholders to call special meetings of stockholders to holders of at least 35% of our outstanding common stock;

•	rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•	permitting our board of directors to issue preferred stock without stockholder approval;

•	granting to the board of directors, and not to the stockholders, the sole power to set the number of directors; and

•

authorizing vacancies on our board of directors to be filled only by a vote of the majority of the directors then in office and specifically denying our stockholders the right to fill vacancies in the board.

From and after the time that KAR LLC no longer has beneficial ownership of 35% or more of our outstanding common stock, these provisions will also include:

•

authorizing the removal of directors only for cause and only upon the affirmative vote of holders of a majority of the outstanding shares of our common stock entitled to vote for the election of directors; and

•	prohibiting stockholder action by written consent.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	intentional misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation against (i) any and all expenses and liabilities, including judgments, fines, penalties and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on our behalf (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Corporate Opportunities

Under our amended and restated certificate of incorporation, the Equity Sponsors and their respective subsidiaries and affiliates have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If any Equity Sponsor or any of their officers, directors, managers, members, partners or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates. We have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities in accordance with Section 122(17) of the DGCL.

In the event that any of our directors and officers who is also a director, officer, manager, member, partner or employee of any of our Equity Sponsors acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of the Equity Sponsors pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

By becoming a stockholder in our company, you will be deemed to have received notice of and consented to these provisions of our amended and restated certificate of incorporation.

Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer and Trust Company.

Listing

Our common stock has been approved for listing on the NYSE under the symbol “KAR,” subject to official notice of issuance.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have 131,853,660 shares of common stock issued and outstanding (or a maximum of 135,603,660 shares if the underwriters exercise in full their option to purchase additional shares). All of the 25,000,000 shares of our common stock sold in this offering (or 28,750,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately 81% of our outstanding common stock (or approximately 79% if the underwriters exercise in full their option to purchase additional shares) will be held by the Equity Sponsors and other equity co-investors (indirectly through their interests in KAR LLC) and members of our management and employees. These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Stock Options

Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our stock option plans and, as a result, all shares of common stock acquired upon exercise of stock options and other equity-based awards granted under these plans will also be freely tradable under the Securities Act unless purchased by our affiliates. A total of 6,492,683 shares of common stock are reserved for issuance under our benefit plans.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the New York Stock Exchange during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, Rule 701 under the Securities Act may be relied upon for the resale of our common stock originally issued by us before our initial public offering to our employees, directors, officers, consultants or advisers under written compensatory benefit plans, including our stock option plans, or contracts relating to the compensation of these persons. Shares of our common stock issued in reliance on Rule 701 are “restricted securities” and, beginning 90 days after the date of this prospectus, may be sold by non-affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the one-year holding period, in each case subject to the lock-up agreements.

Lock-Up Agreements

The Company and its officers, directors and substantially all of our stockholders, including KAR LLC and the Equity Sponsors, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by non-U.S. holders (as defined below) who purchase our common stock in this offering and hold such common stock as capital assets for U.S. federal income tax purposes (generally for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific non-U.S. holders in light of their particular circumstances or to non-U.S. holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, foreign governments, controlled foreign corporations, passive foreign investment companies, retirement plans, entities that are treated as partnerships for U.S. federal income tax purposes, dealers in securities or currencies, brokers, U.S. expatriates, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local or foreign tax or U.S. federal alternative minimum tax consequences relating to the ownership and disposition of our common stock. You should consult your tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is not:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

(iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax consequences relating to an investment in our common stock will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the particular U.S. federal income and estate tax consequences applicable to you.

Distributions on Common Stock

If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital, on a share by share basis, to the extent of the non-U.S. holder’s tax basis in our common stock, and then as capital gain.

Distributions treated as dividends paid by us to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, unless (i) an applicable income tax treaty reduces or eliminates such tax, or (ii) the dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, in each case, the non-U.S. holder provides us with proper IRS documentation. In the latter case, a non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. person, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax on its after-tax effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund or credit of any excess amount withheld by filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

Sale, Exchange or Other Disposition

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States and, where a tax treaty so provides, the gain is attributable to such non-U.S. holder’s permanent establishment in the United States, or (iii) we are or have been a “United States real property holding corporation” at any time within the shorter of the five-year period ending on the date of such sale, exchange or other disposition or the period that such non-U.S. holder held our common stock and either (a) our common stock was not regularly traded on an established securities market at any time during the calendar year in which the sale, exchange or other disposition occurs, or (b) the non-U.S. holder owns or owned (actually or constructively) more than five percent of our common stock at any time during the preceding five years. We believe that we are not a United States real property holding corporation, and we do not anticipate becoming a United States real property holding corporation.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

The amount of dividends on our common stock paid to a non-U.S. holder and the amount of any tax withheld from such dividends must generally be reported annually to the IRS and to the non-U.S. holder. The IRS may make this information available to the tax authorities of the country in which the non-U.S. holder is a resident under the provisions of an applicable tax treaty or agreement. Backup withholding tax (at the then applicable rate) may apply to dividends on our common stock paid to a non-U.S. holder, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied.

Information reporting and backup withholding tax (at the then applicable rate) may apply to payments treated as the proceeds of a sale of our common stock made to a non-U.S. holder, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Proposed Legislation

President Obama and members of Congress have made proposals that, if enacted in their current form, would substantially revise some of the rules discussed above, including with respect to withholding taxes, certification requirements and information reporting. It cannot be predicted whether any of these proposals will be enacted and, if enacted, in what form. Prospective investors should consult their tax advisers regarding these proposals.

UNDERWRITING

The Company and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	6,250,000
Credit Suisse Securities (USA) LLC	5,625,000
J.P. Morgan Securities Inc.	3,437,500
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	3,437,500
Barclays Capital Inc.	1,875,000
BMO Capital Markets Corp.	1,450,000
Robert W. Baird & Co. Incorporated	625,000
Barrington Research Associates, Inc.	625,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	625,000
RBC Capital Markets Corporation	625,000
Stephens Inc.	425,000

Total	25,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more than the total number set forth in the table above, the underwriters have an option to buy up to an additional 3,750,000 shares from the Company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,750,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$0.69	$0.69
Total	$17,250,000	$19,837,500

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.414 per share from the initial public offering price. If all of the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors and substantially all of our stockholders, including KAR LLC and the Equity Sponsors, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock will be listed on the New York Stock Exchange under the symbol “KAR.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 U.S. beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior specific written approval of the customer.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $5,000,000.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking, commercial banking and other services for the Company and its affiliates, for which they received or will receive customary fees and expenses.

Affiliates of Goldman, Sachs & Co. own indirectly through their investment in KAR LLC approximately 25.3% of the Company’s common stock. See “Principal Stockholders.” Pursuant to the amended and restated limited liability company agreement of KAR LLC, such entities have the right to designate a specified number of individuals to serve on the Board of Directors of KAR LLC. See “Certain Relationships and Related Party Transactions.” Sanjeev Mehra, a Managing Director of Goldman, Sachs & Co., and Thomas J. Carella, a Vice President of Goldman, Sachs & Co., are directors of the Company.

Goldman, Sachs & Co. and certain of its affiliates provide advisory services to us and our affiliates under a financial advisory agreement executed with us in connection with the 2007 Transactions, pursuant to which we pay Goldman, Sachs & Co. an annual fee of approximately $1 million. In connection with this offering, we will enter into a termination letter agreement with Goldman, Sachs & Co. to terminate this financial advisory agreement. Pursuant to the terms of such termination agreement, we will pay Goldman, Sachs & Co. a one-time termination fee of $3.1 million upon consummation of this offering. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Financial Advisory Agreements.”

Goldman, Sachs Credit Partners, L.P., an affiliate of Goldman, Sachs & Co., acted as a joint bookrunner and co-documentation agent under our senior secured credit facilities and received customary fees for its services in such capacity. In addition, Goldman, Sachs & Co. acted as an initial purchaser in the offering in April 2007 of our senior notes and senior subordinated notes, and received a customary initial purchasers’ discount in connection therewith. See “Description of Certain Indebtedness.”

An affiliate of Goldman, Sachs & Co. is a counterparty to the interest rate swap agreement that we entered into in July 2007, which terminated in June 2009, and is a counterparty to an interest rate swap agreement and interest rate cap agreement that we entered into in May 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Interest Rates.”

J.P. Morgan Securities Inc. acts as administrative agent and Goldman, Sachs & Co. as documentation agent and affiliates of certain of the underwriters are lenders with respect to our senior secured credit facilities and will receive a portion of the net proceeds of this offering to the extent that we repay a portion of the borrowings outstanding under our senior secured term loan using net proceeds from this offering. See “Description of Certain Indebtedness.”

Goldman, Sachs & Co. and RBC Capital Markets Corporation are acting as dealer-managers in the tender offer and will receive customary fees for their services in such capacity. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. or their respective affiliates are holders of a portion of our notes and may receive a portion of the net proceeds of this offering to the extent they validly tender such notes, and such notes are accepted for purchase, in the tender offer.

An affiliate of Credit Suisse Securities (USA) LLC holds class A common units in KAR LLC, which total less than 1% of all outstanding units in KAR LLC as of the date of this prospectus.

Conflict of Interest; FINRA Regulations

Because affiliates of Goldman, Sachs & Co. beneficially own more than 10% of our outstanding common stock, Goldman, Sachs & Co., pursuant to the applicable provisions of NASD Conduct Rule 2720, or “Rule 2720,” as administered by the Financial Industry Regulatory Authority, or FINRA, is deemed to be an affiliate of us and, as a result, is deemed to have a “conflict of interest.” This offering will therefore be made in compliance with the applicable provisions of Rule 2720. Rule 2720 requires that no sale be made to discretionary accounts by underwriters having a conflict of interest without the prior written approval of the account holder and that a “qualified independent underwriter,” as defined in the rule, has participated in the preparation of the registration statement and prospectus and exercised the usual standards of due diligence with respect thereto. Credit Suisse Securities (USA) LLC is assuming the responsibilities of acting as the qualified independent underwriter in this offering. We have agreed to indemnify Credit Suisse Securities (USA) LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act, or “FSMA”) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under

Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the shares being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York is representing us in connection with this offering. Debevoise & Plimpton LLP, New York, New York is acting as counsel to the underwriters. Debevoise & Plimpton LLP has in the past provided, and continues to provide, legal services to Kelso & Company and certain of its affiliates other than us.

EXPERTS

The consolidated financial statements of KAR Auction Services, Inc. and subsidiaries as of and for the years ended December 31, 2008 and 2007, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of ADESA, Inc. and subsidiaries as of April 19, 2007 and for the period ended April 19, 2007 and the year ended December 31, 2006, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the financial statements of ADESA, Inc. refers to the adoption in 2007 of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” and in 2006 of SFAS 123(R), “Share-Based Payment.”

The consolidated financial statements of Insurance Auto Auctions, Inc. and subsidiaries as of April 19, 2007 and for the period ended April 19, 2007 and the year ended December 31, 2006 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the financial statements of Insurance Auto Auctions, Inc. and subsidiaries refers to the adoption in 2006 of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements,” and SFAS 123(R), “Share-Based Payment.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.karauctionservices.com. Information on, or accessible through, our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The financial statements referred to below include the financial statements of KAR Auction Services, Inc. (formerly known as KAR Holdings, Inc.) as of and for the years ended December 31, 2008 and 2007. The financial statements of KAR Auction Services, Inc. for the interim period ended September 30, 2009 are also included. KAR Auction Services, Inc. had no operations until the consummation of the merger of ADESA, Inc. (together with its subsidiaries, “ADESA”) and contribution of Insurance Auto Auctions, Inc. (together with its subsidiaries, “IAAI”) on April 20, 2007, after which ADESA and IAAI became wholly owned subsidiaries of KAR Auction Services, Inc. As such, the historical financial statements of Predecessor ADESA and Predecessor IAAI are presented for the period prior to April 20, 2007, as noted below, as well as for the year ended December 31, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KAR Auction Services, Inc.:

We have audited the accompanying consolidated balance sheets of KAR Auction Services, Inc. (formerly KAR Holdings, Inc.) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2008 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KAR Auction Services, Inc. (formerly KAR Holdings, Inc.) and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Indianapolis, Indiana

March 11, 2009, except for Notes 21, 22 and 23, as to which the date is December 9, 2009

KAR Auction Services, Inc.

Consolidated Statements of Operations

(Operations Commenced April 20, 2007)

(In millions, except per share amounts)

	Year Ended December 31,
	2008	2007
Operating revenues
ADESA Auction Services	$1,123.4	$677.7
IAAI Salvage Services	550.3	330.1
AFC	97.7	95.0

Total operating revenues	1,771.4	1,102.8

Operating expenses
Cost of services (exclusive of depreciation and amortization)	1,053.0	627.4
Selling, general and administrative	383.7	242.4
Depreciation and amortization	182.8	126.6
Goodwill and other intangibles impairment	164.4	—

Total operating expenses	1,783.9	996.4

Operating profit (loss)	(12.5)	106.4
Interest expense	215.2	162.3
Other expense (income), net	19.9	(7.6)

Loss before income taxes	(247.6)	(48.3)
Income taxes	(31.4)	(10.0)

Net loss	$(216.2)	$(38.3)

Net loss per share-basic and diluted	$(2.02)	$(0.36)

See accompanying notes to consolidated financial statements

KAR Auction Services, Inc.

Consolidated Balance Sheets

(Operations Commenced April 20, 2007)

(In millions)

	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$158.4	$204.1
Restricted cash	15.9	16.9
Trade receivables, net of allowances of $10.8 and $6.3	285.7	278.3
Finance receivables, net of allowances of $6.3 and $7.5	158.9	246.9
Retained interests in finance receivables sold	43.4	71.5
Deferred income tax assets	43.2	29.3
Other current assets	47.2	54.8

Total current assets	752.7	901.8

Other assets
Goodwill	1,524.7	1,617.6
Customer relationships, net of accumulated amortization of $111.4 and $44.9	805.8	844.4
Other intangible assets, net of accumulated amortization of $37.9 and $15.7	264.7	251.4
Unamortized debt issuance costs	69.4	81.6
Other assets	18.6	60.8

Total other assets	2,683.2	2,855.8

Property and equipment, net of accumulated depreciation of $153.6 and $65.8	721.7	773.2

Total assets	$4,157.6	$4,530.8

See accompanying notes to consolidated financial statements

KAR Auction Services, Inc.

Consolidated Balance Sheets

(Operations Commenced April 20, 2007)

(In millions, except share data)

	December 31,
	2008	2007
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$283.4	$292.8
Accrued employee benefits and compensation expenses	42.4	54.8
Accrued interest	15.4	16.4
Other accrued expenses	102.7	80.1
Current maturities of long-term debt	4.5	15.6

Total current liabilities	448.4	459.7

Non-current liabilities
Long-term debt	2,522.9	2,601.1
Deferred income tax liabilities	335.8	378.1
Other liabilities	99.8	78.3

Total non-current liabilities	2,958.5	3,057.5
Commitments and contingencies (Note 18)	—	—

Stockholders’ equity
Preferred stock, $0.01 par value:
Authorized shares: 100,000,000
Issued shares: none	—	—
Common stock, $0.01 par value:
Authorized shares: 400,000,000
Issued shares: 106,853,660 (2008)
106,863,160 (2007)	1.1	1.1
Additional paid-in capital	1,028.8	1,026.9
Retained deficit	(257.7)	(41.5)
Accumulated other comprehensive income (loss)	(21.5)	27.1

Total stockholders’ equity	750.7	1,013.6

Total liabilities and stockholders’ equity	$4,157.6	$4,530.8

See accompanying notes to consolidated financial statements

KAR Auction Services, Inc.

Consolidated Statements of Stockholders’ Equity

(Operations Commenced April 20, 2007)

(In millions)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2006	—	$—	$—	$—	$—	$—

Issuance of common stock, net of costs	106.9	1.1	738.4	—	—	739.5
Contribution of Insurance Auto Auctions, Inc.		—	272.4	—	—	272.4
Contributed capital in the form of exchanged stock options associated with the transaction		—	8.9	—	—	8.9
Comprehensive loss:
Net loss		—	—	(38.3)	—	(38.3)
Other comprehensive income (loss), net of tax:
Unrealized loss on interest rate swap		—	—	—	(11.3)	(11.3)
Unrealized gain on postretirement benefit obligation		—	—	—	0.2	0.2
Foreign currency translation		—	—	—	38.2	38.2

Comprehensive loss		—	—	(38.3)	27.1	(11.2)
Stock dividend		—	3.2	(3.2)	—	—
Capital contributions		—	3.0	—	—	3.0
Stock-based compensation expense		—	1.0	—	—	1.0

Balance at December 31, 2007	106.9	$1.1	$1,026.9	$(41.5)	$27.1	$1,013.6

Comprehensive loss:
Net loss		—	—	(216.2)	—	(216.2)
Other comprehensive income (loss), net of tax:
Unrealized gain on interest rate swap		—	—	—	1.0	1.0
Unrealized gain on postretirement benefit obligation					0.2	0.2
Foreign currency translation		—	—	—	(49.8)	(49.8)

Comprehensive loss		—	—	(216.2)	(48.6)	(264.8)
Stock-based compensation expense		—	2.0	—	—	2.0
Repurchase of common stock		—	(0.1)	—	—	(0.1)

Balance at December 31, 2008	106.9	$1.1	$1,028.8	$(257.7)	$(21.5)	$750.7

See accompanying notes to consolidated financial statements

KAR Auction Services, Inc.

Consolidated Statements of Cash Flows

(Operations Commenced April 20, 2007)

(In millions)

	Year Ended December 31,
	2008	2007
Operating activities
Net loss	$(216.2)	$(38.3)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	182.8	126.6
Provision for credit losses	9.4	3.2
Deferred income taxes	(55.6)	(21.8)
Amortization of debt issuance costs	13.6	9.2
Stock-based compensation	(3.8)	6.7
Loss (gain) on disposal of fixed assets	11.1	(0.2)
Goodwill and other intangibles impairment	164.4	—
Other non-cash, net	10.5	4.7
Changes in operating assets and liabilities, net of acquisitions:
Finance receivables held for sale	44.0	(9.0)
Retained interests in finance receivables sold	28.1	0.6
Trade receivables and other assets	32.4	113.6
Accounts payable and accrued expenses	4.2	(98.5)

Net cash provided by operating activities	224.9	96.8
Investing activities
Net decrease in finance receivables held for investment	30.9	3.8
Acquisition of ADESA, net of cash acquired	—	(2,272.6)
Acquisition of businesses, net of cash acquired	(155.3)	(36.6)
Purchases of property, equipment and computer software	(129.6)	(62.7)
Purchase of other intangibles	—	(0.1)
Proceeds from the sale of property and equipment	80.9	0.1
Decrease (increase) in restricted cash	1.0	(16.9)

Net cash used by investing activities	(172.1)	(2,385.0)
Financing activities
Net decrease in book overdrafts	(37.5)	(22.0)
Net increase in borrowings from lines of credit	4.5	—
Repayment of ADESA debt	—	(318.0)
Repayment of IAAI debt	—	(367.7)
Proceeds from long-term debt	—	2,590.0
Payments for debt issuance costs	(1.4)	(90.8)
Payments on long-term debt	(59.3)	(9.8)
Payments on capital leases	(0.9)	(0.2)
Proceeds from issuance of common stock, net of costs	—	710.5
Repurchase of common stock	(0.1)	—

Net cash provided by (used by) financing activities	(94.7)	2,492.0
Effect of exchange rate changes on cash	(3.8)	0.3

Net increase (decrease) in cash and cash equivalents	(45.7)	204.1
Cash and cash equivalents at beginning of period	204.1	—

Cash and cash equivalents at end of period	$158.4	$204.1

Cash paid for interest	$202.0	$136.7
Cash paid for taxes, net of refunds	$21.4	$18.1

See accompanying notes to consolidated financial statements

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

Note 1—Organization and Other Matters

KAR Auction Services, Inc. (formerly KAR Holdings, Inc.) was organized in the State of Delaware on November 9, 2006. The Company is a holding company that was organized for the purpose of consummating a merger with ADESA, Inc. and combining Insurance Auto Auctions, Inc. with ADESA, Inc. The Company had no operations prior to the merger transactions on April 20, 2007.

Defined Terms

Unless otherwise indicated, the following terms used herein shall have the following meanings:

•

the “Equity Sponsors” refers, collectively, to Kelso Investment Associates VII, L.P., GS Capital Partners VI, L.P., ValueAct Capital Master Fund, L.P. and Parthenon Investors II, L.P., which own through their respective affiliates substantially all of KAR Auction Services equity;

•

“KAR Auction Services” or the “Company” refers to KAR Auction Services, Inc., a Delaware corporation that is a wholly owned subsidiary of KAR LLC. KAR Auction Services is the parent company of ADESA and IAAI;

•	“KAR LLC” refers to KAR Holdings II, LLC, which is owned by affiliates of the Equity Sponsors and management of the Company;

•	“ADESA” refers to ADESA, Inc. and its subsidiaries;

•	“AFC” refers to ADESA Dealer Services, LLC, an Indiana limited liability corporation, and its subsidiaries including Automotive Finance Corporation; and

•	“IAAI” refers to Insurance Auto Auctions, Inc. and its subsidiaries.

Merger Transactions and Corporate Structure

On December 22, 2006, KAR LLC entered into a definitive merger agreement to acquire ADESA. The merger occurred on April 20, 2007 and as part of the agreement, Insurance Auto Auctions, Inc., a leading provider of automotive salvage auction and claims processing services in the United States, was contributed to KAR LLC. Both ADESA and IAAI became wholly owned subsidiaries of KAR Auction Services which is owned by KAR LLC. KAR Auction Services is the accounting acquirer, and the assets and liabilities of both ADESA and IAAI were recorded at fair value as of April 20, 2007. See “Fair Value of Assets Acquired and Liabilities Assumed” below for a further discussion.

The following transactions occurred in connection with the merger:

•	Approximately 90.8 million shares of ADESA’s outstanding common stock converted into the right to receive $27.85 per share in cash;

•

Approximately 3.4 million outstanding options to purchase shares of ADESA’s common stock were cancelled in exchange for payments in cash of $27.85 per underlying share, less the applicable option exercise price, resulting in net proceeds to holders of $18.6 million;

•	Approximately 0.3 million outstanding restricted stock and restricted stock units of ADESA vested immediately and were paid out in cash of $27.85 per unit;

•

Affiliates of the Equity Sponsors and management contributed to KAR Auction Services approximately $1.1 billion in equity, consisting of approximately $790.0 million in cash and ADESA, Inc. stock (ADESA, Inc. stock contributed by one of the Equity Sponsors had a fair value of $65.4 million and was recorded at its carryover basis of $32.1 million) and approximately $272.4 million of equity interest in IAAI;

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

•

KAR Auction Services entered into new senior secured credit facilities, comprised of a $1,565.0 million term loan facility and a $300.0 million revolving credit facility. Existing and certain future domestic subsidiaries, subject to certain exceptions, guarantee such credit facilities;

•

KAR Auction Services issued $150.0 million Floating Rate Senior Notes due May 1, 2014, $450.0 million 8 3/4% Senior Notes due May 1, 2014 and $425.0 million 10% Senior Subordinated Notes due May 1, 2015.

Use of Proceeds

The net proceeds from the equity sponsors and financings were used to: (a) fund the cash consideration payable to ADESA stockholders, ADESA option holders and ADESA restricted stock and restricted stock unit holders under the merger agreements; (b) repay the outstanding principal and accrued interest under ADESA’s existing credit facility and notes as of the closing of the merger; (c) repay the outstanding principal and accrued interest under IAAI’s existing credit facility and notes as of the closing of the merger; (d) pay related transaction fees and expenses; and (e) contribute IAAI’s equity at fair value.

Fair Value of Assets Acquired and Liabilities Assumed

The merger was recorded in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. The estimates of the fair value of assets and liabilities are based on valuations, and management believes the valuations and estimates are a reasonable basis for the allocation of the purchase price. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed (in millions):

Current assets	$1,060.5
Property, plant and equipment	757.3
Goodwill	1,589.8
Customer relationships	864.9
Other intangible assets	259.8
Other assets	46.5

Total assets	$4,578.8

Current liabilities	$563.1
Long-term debt	685.7
Deferred income tax liabilities	418.7
Other liabilities	72.3

Total liabilities	$1,739.8

Net assets acquired	$2,839.0

Business and Nature of Operations

As of December 31, 2008, the network of 61 ADESA whole car auctions and 150 IAAI salvage vehicle auctions facilitates the sale of used and salvage vehicles through physical, online or hybrid auctions, which permit Internet buyers to participate in physical auctions. ADESA Auctions and IAAI are leading, national providers of wholesale and salvage vehicle auctions and related vehicle redistribution services for the automotive industry in North America. Redistribution services include a variety of activities designed to transfer used and salvage vehicles between sellers and buyers throughout the vehicle life cycle. ADESA Auctions and IAAI facilitate the exchange of these vehicles

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

through an auction marketplace, which aligns sellers and buyers. As an agent for customers, the companies generally do not take title to or ownership of the vehicles sold at the auctions. Generally fees are earned from the seller and buyer on each successful auction transaction in addition to fees earned for ancillary services.

ADESA has the second largest used vehicle auction network in North America, based upon the number of used vehicles sold through auctions annually, and also provides services such as inbound and outbound logistics, reconditioning, vehicle inspection and certification, titling, administrative and salvage recovery services. ADESA is able to serve the diverse and multi-faceted needs of its customers through the wide range of services offered at its facilities.

IAAI is a leading provider of salvage vehicle auctions and related services in North America. The salvage auctions facilitate the redistribution of damaged vehicles that are designated as total losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made and older model vehicles donated to charity or sold by dealers in salvage auctions. The salvage auction business specializes in providing services such as inbound and outbound logistics, inspections, evaluations, titling and settlement administrative services.

AFC is a leading provider of floorplan financing to independent used vehicle dealers and this financing is provided through 88 loan production offices located throughout North America. Floorplan financing supports independent used vehicle dealers in North America who purchase vehicles from ADESA auctions, IAAI auctions, independent auctions, auctions affiliated with other auction networks and non-auction purchases.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of KAR Auction Services and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates based in part on assumptions about current, and for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Although the current estimates contemplate current conditions and expected future changes, as appropriate, it is reasonably possible that future conditions could differ from these estimates, which could materially affect the Company’s results of operations and financial position. Among other effects, such changes could affect future impairments of goodwill, intangible assets and long-lived assets, incremental losses on finance receivables, and additional allowances on accounts receivable and deferred tax assets.

Business Segments

The Company’s operations are grouped into three operating segments: ADESA Auctions, IAAI and AFC. The three operating segments also serve as the Company’s reportable business segments. Operations are measured through detailed budgeting and monitoring of contributions to consolidated income by each business segment.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Derivative Instruments and Hedging Activity

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The Company currently uses an interest rate swap that is designated and qualifies as a cash flow hedge to manage the variability of cash flows to be paid due to interest rate movements on its variable rate debt. The Company does not, however, enter into hedging contracts for trading or speculative purposes. The fair value of the interest rate swap agreement is estimated using pricing models widely used in financial markets and represents the estimated amount the Company would receive or pay to terminate the agreement at the reporting date. The fair value of the swap agreement is recorded in “Other current assets”, “Other assets”, “Other accrued expenses” or “Other liabilities” on the consolidated balance sheet based on the gain or loss position of the contract and its remaining term. Changes in the fair value of the interest rate swap agreement designated as a cash flow hedge are recorded as a component of “Accumulated other comprehensive income (loss)”. Gains and losses on the interest rate swap agreement are subsequently included in earnings as an adjustment to interest expense in the same periods in which the related interest payment being hedged is recognized in earnings. The Company uses the change in variable cash flows method to assess hedge effectiveness in accordance with SFAS 133.

Foreign Currency Translation

Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at average exchange rates in effect during the year. Assets and liabilities of foreign operations are translated using the exchange rates in effect at year end. Foreign currency transaction gains and losses are included in the consolidated statement of operations within “Other expense (income), net” and resulted in a loss of $21.8 million for the year ended December 31, 2008, and a gain of $0.3 million for the year ended December 31, 2007. Adjustments arising from the translation of net assets located outside the U.S. (gains and losses) are shown as a component of “Accumulated other comprehensive income (loss)”.

Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

Restricted Cash

AFC Funding Corporation, a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary of AFC, is required to maintain a cash reserve of 1 or 3 percent of total sold receivables to the bank conduit facility as security for the receivables sold. The amount of the cash reserve depends on circumstances which are set forth in the securitization agreement. AFC also maintains other cash reserves from time to time associated with its banking relationships. In addition, ADESA has cash reserves with a bank related to vendor purchases.

Receivables

Trade receivables include the unremitted purchase price of vehicles purchased by third parties at the auctions, fees to be collected from those buyers and amounts for services provided by the Company related to certain consigned vehicles in the Company’s possession. These amounts due with respect to the consigned vehicles are generally deducted from the sales proceeds upon the eventual auction or other disposition of the related vehicles.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Finance receivables include floorplan receivables created by financing dealer purchases of vehicles in exchange for a security interest in those vehicles and special purpose loans. Floorplan receivables become due at the earlier of the dealer subsequently selling the vehicle or a predetermined time period (generally 30 to 60 days). Floorplan receivables include (1) eligible receivables that are not yet sold to the bank conduit facility (see Note 6), (2) Canadian floorplan receivables, (3) U.S. floorplan receivables not eligible for the bank conduit facility, and (4) receivables that were sold to the bank conduit facility that come back on the balance sheet of the Company at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility. Special purpose loans relate to loans that are either line of credit loans or working capital loans that can be either secured or unsecured based on the facts and circumstances of the specific loans.

Due to the nature of the Company’s business, substantially all trade and finance receivables are due from vehicle dealers, salvage buyers, institutional sellers and insurance companies. The Company has possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables.

Trade receivables and finance receivables held for investment are reported net of an allowance for doubtful accounts and credit losses. The allowances for doubtful accounts and credit losses are based on management’s evaluation of the receivables portfolio under current conditions, the volume of the portfolio, overall portfolio credit quality, review of specific collection issues and such other factors which in management’s judgment deserve recognition in estimating losses. Finance receivables held for sale are carried at lower of cost or fair value. Fair value is based upon estimates of future cash flows including estimates of anticipated credit losses. Estimated losses for receivables sold by AFC Funding Corporation to the bank conduit facility with recourse to AFC Funding Corporation (see Note 5) are recorded as an accrued expense.

Classification of finance receivables in the Consolidated Statement of Cash Flows is dependent on the initial balance sheet classification of the finance receivable. Finance receivables initially classified as held for investment are included as an investing activity in the Consolidated Statement of Cash Flows and finance receivables initially classified as held for sale are included as an operating cash flow.

Retained Interests in Finance Receivables Sold

Retained interests in finance receivables sold are classified as trading securities pursuant to SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and carried at estimated fair value with gains and losses recognized in the Consolidated Statement of Operations. Fair value is based upon estimates of future cash flows, using assumptions that market participants would use to value such investments, including estimates of anticipated credit losses over the life of the finance receivables sold. The cash flows were discounted using a market discount rate.

Other Current Assets

Other current assets consist of inventories, taxes receivable, notes receivable and prepaid expenses. The inventories, which consist of vehicles, supplies, and parts are accounted for on the specific identification method, and are stated at the lower of cost or market.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets of businesses acquired. Goodwill will be tested for impairment annually in the second quarter, or more frequently as impairment indicators arise. The goodwill impairment test is a two-step test. Under the first step, the fair value of each reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

Customer Relationships and Other Intangible Assets

Customer relationships are amortized on a straight-line basis over the life determined in the valuation of the particular acquisition. Other intangible assets generally consist of tradenames, computer software and non-compete agreements, and if amortized, are amortized using the straight-line method. Tradenames are not amortized due to their indefinite life. Costs incurred related to software developed or obtained for internal use are capitalized during the application development stage of software development and amortized over their estimated useful lives. The non-compete agreements are amortized over the life of the agreements. The lives of other intangible assets are re-evaluated periodically when facts and circumstances indicate that revised estimates of useful lives may be warranted.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates intended to depreciate the costs of assets over their estimated useful lives. Upon retirement or sale of property and equipment, the cost of the disposed assets and related accumulated depreciation is removed from the accounts and any resulting gain or loss is credited or charged to selling, general and administrative expenses. Expenditures for normal repairs and maintenance are charged to expense as incurred. Additions and expenditures for improving or rebuilding existing assets that extend the useful life are capitalized. Leasehold improvements made either at the inception of the lease or during the lease term are amortized over the shorter of their economic lives or the lease term including any renewals that are reasonably assured.

Unamortized Debt Issuance Costs

Debt issuance costs reflect the expenditures incurred in conjunction with the merger to issue Term Loan B, the senior notes, the senior subordinated notes and to obtain the bank credit facility. The debt issuance costs are being amortized over their respective lives to interest expense and had a carrying amount of $69.4 million and $81.6 million at December 31, 2008 and 2007.

Other Assets

Other assets consist of investments held to maturity, below market leases, deposits, a cost method investment and other long-term assets. Investments at December 31, 2007 included $34.5

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

million of Fulton County Taxable Economic Development Revenue Bonds purchased in connection with the capital lease for the Atlanta facility that became operational in the fourth quarter of 2003. The bonds were removed from the Company’s books in the fourth quarter of 2008 in conjunction with the transaction involving First Industrial Realty Trust, Inc. as discussed in Note 11.

Long-Lived Assets

ADESA applies SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Management reviews its property and equipment, customer relationships and other intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. If the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, a loss is recognized in the period when it is determined that the carrying amount of the asset may not be recoverable to the extent that the carrying amount exceeds the fair value of the asset. The impairment analysis is based on the Company’s current business strategy, expected growth rates and estimated future economic and regulatory conditions.

Accounts Payable

Accounts payable include amounts due sellers from the proceeds of the sale of their consigned vehicles less any fees, as well as outstanding checks to sellers and vendors. Book overdrafts, representing outstanding checks in excess of funds on deposit, are recorded in “Accounts payable” and amounted to $143.7 million and $181.2 million at December 31, 2008 and 2007.

Environmental Liabilities

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in “Other accrued expenses” (current portion) and “Other liabilities” (long-term portion) at undiscounted amounts and generally exclude claims for recoveries from insurance or other third parties.

Revenue Recognition

ADESA Auction Services

Revenues and the related costs are recognized when the services are performed. Auction fees from sellers and buyers are recognized upon the sale of the vehicle through the auction process. Most of the vehicles that are sold at auction are consigned to ADESA by the seller and held at ADESA’s facilities. ADESA does not take title to these consigned vehicles and recognizes revenue when a service is performed as requested by the owner of the vehicle. ADESA does not record the gross selling price of the consigned vehicles sold at auction as revenue. Instead, ADESA records only its auction fees as revenue because it does not take title to the consigned vehicles, has no influence on the vehicle auction selling price agreed to by the seller and buyer at the auction and the fees that ADESA receives for its services are generally a fixed amount. Revenues from reconditioning, logistics, vehicle inspection and certification, titling, evaluation and salvage recovery services are generally recognized when the services are performed.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

IAAI Salvage Services

Revenues (including vehicle sales and fee income) are generally recognized at the date the vehicles are sold at auction. Revenue not recognized at the date the vehicles are sold at auction includes annual buyer registration fees, which are recognized on a straight-line basis and certain buyer-related fees, which are recognized when payment is received.

AFC

AFC’s revenue is comprised primarily of securitization income and interest and fee income. As is customary for finance companies, AFC’s revenues are reported net of a provision for credit losses. The following table summarizes the primary components of AFC’s revenue:

AFC Revenue (In millions)	Year Ended December 31, 2008	For the Period April 20 – December 31, 2007
Securitization income	$32.4	$49.4
Interest and fee income	64.8	45.5
Other revenue	1.8	1.2
Provision for credit losses	(1.3)	(1.1)

	$97.7	$95.0

Securitization income

Securitization income is primarily comprised of the gain on sale of finance receivables sold, but also includes servicing income, discount accretion, and any change in the fair value of the retained interest in finance receivables sold. AFC generally sells its U.S. dollar denominated finance receivables through a revolving private securitization structure. Gains and losses on the sale of receivables are recognized upon transfer to the bank conduit facility.

Interest and fee income

Interest on finance receivables is recognized based on the number of days the vehicle remains financed. AFC ceases recognition of interest on finance receivables when the loans become delinquent, which is generally 31 days past due. Dealers are also charged a fee to floorplan a vehicle (“floorplan fee”) and extend the terms of the receivable (“curtailment fee”). AFC fee income including floorplan and curtailment fees is recognized over the life of the finance receivable.

Loan origination costs

Loan origination costs incurred by AFC in originating floorplan receivables are capitalized at the origination of the customer contract. Such costs for receivables retained are amortized over the estimated life of the customer contract. Costs associated with receivables sold are included as a reduction in securitization income.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Income Taxes

The Company files federal, state and foreign income tax returns in accordance with the applicable rules of each jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with SFAS 109, Accounting for Income Taxes. The provision for income taxes includes federal, foreign, state and local income taxes currently payable, as well as deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

In accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”) the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation under SFAS 123(R), Share-Based Payment. The statement requires that all stock-based compensation be recognized as expense in the financial statements and that such cost be measured at the fair value of the award at the grant date. An additional requirement of SFAS 123(R) is that estimated forfeitures be considered in determining compensation expense. Estimating forfeitures did not have a material impact on the determination of compensation expense in 2008 or 2007.

SFAS 123(R) requires cash flows resulting from tax deductions from the exercise of stock options in excess of recognized compensation cost (excess tax benefits) to be classified as financing cash flows. This requirement had no impact on KAR Auction Services Consolidated Statement of Cash Flows in 2008 or 2007, as no options were exercised.

New Accounting Standards

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, establishes a fair value hierarchy based on the observability of inputs used to measure fair value and requires expanded disclosures about fair value measurements. This standard, as issued, is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157—1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13, which states that SFAS 157 will not apply to fair value measurements for purposes of lease classification or measurement under SFAS 13. FSP FAS 157—1 does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS 141 or SFAS 141(R), regardless of whether those assets and liabilities are related to leases. In February 2008, the FASB issued FSP No. FAS 157—2, Effective Date of FASB Statement

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

No. 157, which delays the effective date by one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. The Company’s adoption of the provisions of SFAS 157 on January 1, 2008, with respect to financial assets and liabilities measured at fair value, did not have a material impact on the fair value measurements or the consolidated financial statements for the year ended December 31, 2008. See Note 14 for additional information. In accordance with FSP FAS 157—2, the Company is currently evaluating the potential impact of applying the provisions of SFAS 157 to nonfinancial assets and nonfinancial liabilities beginning in 2009, including (but not limited to) the valuation of the Company’s reporting units for the purpose of assessing goodwill impairment, the valuation of property and equipment when assessing long-lived asset impairment and the valuation of assets acquired and liabilities assumed in business combinations. In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, which became effective upon issuance, including periods for which financial statements have not been issued. FSP FAS 157-3 clarifies the application of SFAS 157, which the Company adopted as of January 1, 2008, in a market that is not active. The Company’s adoption of the provisions of FSP FAS 157—3 in its determination of fair values as of December 31, 2008 did not have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides companies with an option to report selected financial assets and liabilities at fair value and to recognize related unrealized gains and losses in earnings. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. This standard is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company adopted SFAS 159 on January 1, 2008 and elected not to apply the fair value option to any existing financial assets or liabilities.

In December 2007, the FASB issued SFAS 141(R), Business Combinations. The statement establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in an acquisition, at their fair value as of the acquisition date. This standard is effective for annual reporting periods beginning after December 15, 2008. The Company is currently evaluating the impact the adoption of SFAS 141(R) will have on any acquisitions after January 1, 2009.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133. This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. These enhanced disclosures include information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. This standard is effective for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. As SFAS 161 only applies to financial statement disclosures, it will not have a material impact on the consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles. The statement identifies the sources of accounting principles and the framework for

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This standard is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of SFAS 162 to have a material impact on the consolidated financial statements.

Reclassifications and Revisions

Certain prior year amounts in the consolidated financial statements have been reclassified or revised to conform to the current year presentation.

Note 3—Acquisitions

2008 Acquisitions

In January 2008, IAAI completed the purchase of assets of B&E Auto Auction, Inc. in Henderson, Nevada which services the Southern Nevada region, including Las Vegas. The site expands IAAI’s national service coverage and provides additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Western states. The purchase agreement included contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. The purchased assets of the auction included accounts receivable, operating equipment and customer relationships related to the auction. In addition, the Company entered into an operating lease obligation related to the facility through 2023. Initial annual lease payments for the facility are approximately $1.2 million per year. Financial results for this acquisition have been included in the Company’s consolidated financial statements from the date of acquisition.

In February 2008, IAAI purchased the stock of Salvage Disposal Company of Georgia, Verastar, LLC, Auto Disposal of Nashville, Inc., Auto Disposal of Chattanooga, Inc., Auto Disposal of Memphis, Inc., Auto Disposal of Paducah, Inc. and Auto Disposal of Bowling Green, Inc., eleven independently owned salvage auctions in Georgia, North Carolina, Tennessee, Alabama and Kentucky (collectively referred to as “Verastar”). These site acquisitions expand IAAI’s national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Southern states. The purchase agreement included contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. The assets of the auction included accounts receivable, operating equipment and customer relationships related to the auction. In addition, the Company entered into operating lease obligations related to certain facilities through 2023. Initial annual lease payments for the facilities are approximately $2.6 million per year. Financial results for these acquisitions have been included in the Company’s consolidated financial statements from the date of acquisition.

In February 2008, ADESA completed the purchase of certain assets of Pennsylvania Auto Dealer Exchange (“PADE”), PADE Financial Services (“PFS”) and Conewago Partners, LP, an independent used vehicle auction in York, Pennsylvania. This acquisition complements the Company’s geographic presence. The auction is comprised of approximately 146 acres and includes 11 auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The purchased assets of the auction included land, buildings, accounts receivable, operating equipment and customer relationships related to the auction. Financial results for this acquisition have been included in the Company’s consolidated financial statements from the date of acquisition.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

In February 2008, IAAI completed the purchase of certain assets of Southern A&S (formerly Southern Auto Storage Pool) in Memphis, Tennessee. During the third quarter of 2008, IAAI combined the Southern A&S business with the Memphis operation it acquired in the Verastar deal. The combined auctions were relocated to a new site, which are shared with ADESA Memphis. The purchase agreement included contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. The purchased assets of the auction included accounts receivable and customer relationships related to the auction. Financial results for this acquisition have been included in the Company’s consolidated financial statements from the date of acquisition.

In May 2008, IAAI completed the purchase of certain assets of Joe Horisk’s Salvage Pool, Inc. in New Castle, Delaware. The site expands IAAI’s national service coverage and provides additional geographic support to clients who already utilize existing IAAI facilities in the surrounding states. The purchased assets of the auction included accounts receivable and customer relationships related to the auction. In addition, the Company entered into an operating lease obligation related to the facility through 2013. Initial annual lease payments for the facility are approximately $0.1 million per year. Financial results for this acquisition have been included in the Company’s consolidated financial statements from the date of acquisition.

In July 2008, ADESA completed the purchase of Live Global Bid, Inc. (“LGB”), a leading provider of Internet-based auction software and services. The LGB technology allows auction houses to broadcast their auctions through simultaneous audio and visual feeds to all participating Internet users from any location. The acquisition is expected to enhance and expand ADESA’s e-business product line. ADESA has used LGB’s bidding product under the name “LiveBlock” since 2004 and has owned approximately 18 percent of LGB on a fully diluted basis since 2005. Financial results for this acquisition have been included in the Company’s consolidated financial statements from the date of acquisition.

In August 2008, ADESA completed the purchase of certain assets of ABC Minneapolis. This acquisition expands ADESA’s presence in the Midwest and complements existing auctions at ADESA Fargo and ADESA Sioux Falls. The auction is comprised of approximately 82 acres and includes 6 auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The purchased assets of the auction included accounts receivable, operating equipment and customer relationships related to the auction. In addition, the Company entered into an operating lease obligation related to the facility through 2026. Initial annual lease payments for the facility are approximately $0.7 million per year. Financial results for this acquisition have been included in the Company’s consolidated financial statements from the date of acquisition.

In August 2008, ADESA completed the purchase of certain assets of ABC Nashville. This acquisition expands ADESA’s presence in the South and complements existing auctions at ADESA Memphis and ADESA Knoxville. The auction is comprised of approximately 57 acres and includes 6 auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The purchase agreement included contingent payments related to Adjusted EBITDA targets subsequent to the purchase date. The purchased assets of the auction included accounts receivable and operating equipment related to the auction. In addition, the Company entered into an operating lease obligation related to the facility through 2026. Initial annual lease payments for the facility are approximately $1.3 million per year. Financial results for this acquisition have been included in the Company’s consolidated financial statements from the date of acquisition.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

The aggregate purchase price for the 18 businesses acquired in 2008 was approximately $154.4 million. A preliminary purchase price allocation has been recorded for each acquisition and the purchase price of the acquisitions was allocated to the acquired assets and liabilities based upon fair values, including $69.2 million to intangible assets, representing the fair value of acquired customer relationships, technology and noncompete agreements which will be amortized over their expected useful lives. The preliminary purchase price allocations resulted in aggregate goodwill of $68.1 million. The goodwill was assigned to both the ADESA Auctions reporting segment and the IAAI reporting segment and $63.8 million is expected to be deductible for tax purposes. Pro forma financial results reflecting these acquisitions were not materially different from those reported.

Some of the Company’s acquisitions from prior years included contingent payments typically related to the volume of certain vehicles sold subsequent to the purchase dates. The Company made contingent payments in 2008 totaling approximately $1.5 million pursuant to these agreements which resulted in additional goodwill.

2007 Acquisitions

In September 2007, ADESA completed the acquisition of certain assets of the used vehicle Tri-State Auto Auction serving the Tri-State New York area. This acquisition complements the Company’s geographic presence in the northeast. The auction is positioned on approximately 125 acres and includes seven auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The assets purchased included operating equipment, accounts receivable and customer relationships related to the auction. In addition, the Company entered into an operating lease obligation related to the facility through 2017. Initial annual lease payments for the facility are approximately $0.5 million per year. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

In October 2007, ADESA acquired all of the issued and outstanding shares of the parent company of Tri-State Auction, Co. Inc., and Sioux Falls Auto Auction, Inc., both North Dakota corporations. Tri-State Auto Auction serves the Fargo, North Dakota area. The auction is comprised of approximately 30 acres and includes six auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The Sioux Falls Auto Auction serves the Sioux Falls, South Dakota area. The auction is comprised of approximately 40 acres and includes four auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The assets of the auctions included operating equipment, accounts receivable and customer relationships related to the auctions. Liabilities assumed by the Company included operating leases for land and buildings as well as debt. Financial results for this acquisition have been included in the Company’s consolidated financial statements from the date of acquisition.

In November 2007, ADESA Canada acquired all of the issued and outstanding shares of Enchere d’Auto Transit Inc. (“Transit”). Transit is a three lane auction located on the south shore of Quebec City and serves the Quebec City region, Eastern Quebec and Northern New Brunswick. The auction is comprised of approximately 30 acres of which about 10 acres are currently being used. The assets of the auction included accounts receivable, land and building, operating equipment and customer relationships related to the auctions. Liabilities assumed by the Company included operating leases for land and buildings as well as debt. Financial results for this acquisition have been included in the Company’s consolidated financial statements from the date of acquisition.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

The aggregate purchase price for the four previously mentioned ADESA acquisitions was approximately $32.3 million. A purchase price allocation has been recorded for each acquisition and the purchase price of the acquisitions was allocated to the acquired assets based upon fair market values, including $7.4 million to intangible assets, representing the fair value of acquired customer relationships and non competes which will be amortized over their expected useful lives of 3 to 15 years. The purchase price allocations resulted in aggregate goodwill of $20.0 million. The goodwill was assigned to the ADESA Auctions reporting segment and is expected to be fully deductible for tax purposes. All debt acquired as a result of these acquisitions was subsequently paid off. Pro forma financial results reflecting these acquisitions were not materially different from those reported.

Note 4—Stock-Based Compensation Plans

The Company’s stock-based compensation expense includes expense associated with the Company’s service option awards, KAR LLC operating unit awards and Axle Holdings II, LLC (“LLC”) operating unit awards. The Company has classified the service options as equity awards and the KAR LLC and LLC operating units as liability awards. In February 2009, the Company took certain actions related to its stock-based compensation plans which will result in all outstanding awards being classified as liability awards prospectively. The main difference between a liability-classified award and an equity-classified award is that liability-classified awards are remeasured each reporting period at fair value.

The compensation cost that was charged against income for service options was $2.0 million for the year ended December 31, 2008, and the total income tax benefit recognized in the Consolidated Statement of Operations for service options was approximately $0.7 million for the year ended December 31, 2008. The Company recognized a reduction in compensation expense for operating units of approximately $5.8 million for the year ended December 31, 2008 to reduce expense previously recorded in 2007. The reduction in operating unit compensation expense for the year ended December 31, 2008 resulted from marking the operating units to fair value. The Company did not capitalize any stock-based compensation cost in the year ended December 31, 2008.

The compensation cost that was charged against income for all stock-based compensation plans was $6.7 million for the period April 20, 2007 through December 31, 2007. The total income tax benefit recognized in the Consolidated Statement of Operations for stock-based compensation agreements was approximately $0.4 million for the period April 20, 2007 through December 31, 2007. The Company did not capitalize any stock-based compensation cost in the year ended December 31, 2007.

IAAI Carryover Stock Plans

Prior to the merger transactions, IAAI was a subsidiary of Axle Holdings, Inc. (“Axle Holdings”), which in turn was a subsidiary of LLC. Axle Holdings maintained the Axle Holdings, Inc. Stock Incentive Plan to provide equity incentive benefits to the IAAI employees. Under the Axle Holdings plan, service options and exit options were awarded. The service options vest in three equal annual installments from the grant date based upon service with Axle Holdings and its subsidiaries. The exit options vest upon a change in equity control of the LLC. In connection with the completion of the merger transactions, approximately 5.8 million options (service and exit) to purchase shares of Axle Holdings, Inc. stock were converted into approximately 2.3 million options (service and exit) to purchase shares of KAR Auction Services; these converted options have the same terms and conditions as were applicable to the options to purchase shares of Axle Holdings, Inc. The fair value of

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

the exchanged options for which service had been provided approximated $8.9 million and was included as part of the merger price. Compensation cost will be recognized using the straight-line attribution method over the requisite service period for the unvested service options exchanged at the date of the merger. As the ultimate exercisability of the exit options exchanged is contingent upon an event (specifically, a change of control), the compensation expense related to the exchanged exit options will not be recognized until such an event is consummated. The converted options are included in the KAR Auction Services, Inc. service option table and exit option table below.

The LLC also maintained two types of profit interests, operating units and value units, which are held by certain designated employees of IAAI. Upon an exit event as defined by the LLC operating agreement, holders of the profit interests will receive a cash distribution from the LLC. The service requirement for the operating units was fulfilled during 2008 and as such the operating units are fully vested. The value units vest upon a change in equity control of the LLC. The number of value units eligible for distribution will be determined based on the strike price and certain performance hurdles based on the Equity Sponsors and other investors’ achievement of certain multiples on their original indirect equity investment in Axle Holdings subject to an internal rate of return minimum at the time of distribution. A total of 191,152 operating units and 382,304 value units are maintained by the LLC and there were no changes to the terms and conditions of the units as a result of the merger transactions.

The operating units are accounted for as liability awards and as such, compensation expense related to the operating units is recognized using the graded-vesting attribution method and resulted in approximately $4.8 million of expense for the period April 20, 2007 through December 31, 2007. The $4.8 million of compensation expense was reversed for the year ended December 31, 2008 as the fair value of the operating units declined. As of December 31, 2008, there was no unrecognized compensation expense and the LLC operating units were fully vested.

The Company has not recorded compensation expense related to the value units and none will be recognized on the value units until it becomes probable that an exit event (specifically, a change in control) will occur.

KAR Auction Services, Inc. Stock Incentive Plan

The Company adopted the KAR Auction Services, Inc. Stock Incentive Plan, “the Plan” in May 2007. The Plan is intended to provide equity incentive benefits to the Company employees. The maximum number of shares that may be issued pursuant to awards under the Plan is approximately 7.9 million. The Plan provides for the grant of incentive stock options and non-qualified stock options and restricted stock. Awards granted since the adoption of the Plan have been non-qualified stock options.

The Plan provides two types of stock options: service-related options, which will vest in four equal installments from the date of grant based upon the passage of time, and performance-related “exit” options, which will generally become exercisable upon a change in equity control of KAR LLC. Under the exit options, in addition to the change in equity control requirement, the number of options that vest will be determined based on the strike price and certain performance hurdles based on the Equity Sponsors and other investors achievement of certain multiples on their original indirect equity investment in KAR Auction Services subject to an internal rate of return minimum at the time of change in equity control. All vesting criteria are subject to continued employment with KAR LLC or affiliates thereof. Options may be granted under the Plan at an exercise price of not less than the fair market value of a share of KAR Auction Services common stock on the date of grant and have a contractual

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

life of ten years. In the event of a change in control, any unvested options shall become fully vested and cashed out. In August 2007, the Company granted approximately 1.6 million service options and 4.9 million exit options, with an exercise price of $10 per share, under the Plan.

The following table summarizes service option activity under the Plan for the year ended December 31, 2008:

Service Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2008	3,097,483	$7.26
Granted	198,395	16.47
Exercised	—	N/A
Forfeited	(146,930)	10.52
Cancelled	(24,452)	7.19

Outstanding at December 31, 2008	3,124,496	$7.69	6.9 years	$8.4

Exercisable at December 31, 2008	1,815,323	$5.39	5.6 years	$8.4

The intrinsic value presented in the table above represents the amount by which the market value of the underlying stock exceeds the exercise price of the option at December 31, 2008. The intrinsic value changes whenever the fair value of the Company changes. The market value at December 31, 2008 was developed in consultation with independent valuation specialists. The fair value of all vested and exercisable service options at December 31, 2008 and 2007 was $18.2 million and $21.6 million.

Service options are accounted for as equity awards and, as such, compensation expense is measured based on the fair value of the award at the date of grant and recognized over the four year service period, using the straight-line attribution method. The weighted average fair value of the service options granted was $4.66 per share and $3.57 per share for the years ended December 31, 2008 and 2007, respectively. The fair value of service options granted was estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Assumptions	2008	2007
Risk-free interest rate	1.735% – 2.935%	4.255%
Expected life	4 years	4 years
Expected volatility	38.0%	38.0%
Dividend yield	0%	0%

Risk-free interest rate—This is the yield on U.S. Treasury Securities posted at the date of grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected life—years—This is the period of time over which the options granted are expected to remain outstanding. Options granted by KAR had a maximum term of ten years. An increase in the expected life will increase compensation expense.

Expected volatility—Actual changes in the market value of stock are used to calculate the volatility assumption. As KAR Auction Services has no publicly traded equity securities, the expected

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

volatility used was determined based on an examination of the historical volatility of the stock price of ADESA, the volatility of selected comparable companies and other relevant factors. An increase in the expected volatility will increase compensation expense.

Dividend yield—This is the annual rate of dividends per share over the exercise price of the option. An increase in the dividend yield will decrease compensation expense.

The Company recorded compensation expense of $2.0 million and $0.9 million for the service options for the years ended December 31, 2008 and 2007. As of December 31, 2008, there was approximately $4.4 million of total unrecognized compensation expense related to nonvested service options which is expected to be recognized over a weighted average term of 2.7 years. This unrecognized compensation expense only includes the cost of those service options expected to vest, as the Company estimates expected forfeitures in accordance with SFAS 123(R). An increase in estimated forfeitures would decrease compensation expense.

The following table summarizes exit option activity under the Plan for the year ended December 31, 2008:

Exit Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2008	5,574,858	$9.57
Granted	595,186	16.47
Exercised	—	N/A
Forfeited	(503,544)	10.35
Cancelled	—	N/A

Outstanding at December 31, 2008	5,666,500	$10.23	8.5 years	$2.3

The intrinsic value presented in the table above represents the amount by which the market value of the underlying stock exceeds the exercise price of the option at December 31, 2008. The intrinsic value changes whenever the fair value of the Company changes. The market value at December 31, 2008 was developed in consultation with independent valuation specialists.

The weighted average grant date fair value of the exit options granted during the year ended December 31, 2007 was $0.49. As the ultimate exercisability of the exit options is contingent upon an event (specifically, a change in control), the compensation expense related to the exit options will not be recognized until such an event is consummated.

KAR LLC Override Units

KAR LLC owns 100% of the outstanding shares of KAR Auction Services. The KAR LLC operating agreement provides for override units in the LLC to be granted and held by certain designated employees of the Company. Upon an exit event as defined by the LLC operating agreement, and at any other time determined by the board, holders of the override units will receive a cash distribution from KAR LLC.

Two types of override units were created by the KAR LLC operating agreement: (1) operating units, which vest in four equal installments commencing on the first anniversary of the grant date based

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

upon service, and (2) value units, which are eligible for distributions upon attaining certain performance hurdles. The number of value units eligible for distributions will be determined based on the strike price and certain performance hurdles based on the Equity Sponsors and other investors’ achievement of certain multiples on their original indirect equity investment in KAR Auction Services subject to an internal rate of return minimum at the time of distribution.

There were approximately 0.1 million operating units awarded and 0.4 million value units awarded to employees of the Company in June 2007 with a strike price equal to $100 for the override units. The following table summarizes the KAR LLC override unit activity for the year ended December 31, 2008:

Override Units:	Operating Units	Value Units
Outstanding at January 1, 2008	121,046	363,139
Granted	—	—
Forfeited	—	—

Outstanding at December 31, 2008	121,046	363,139

The grant date fair value of the operating units and value units was $36.90 and $45.21, respectively. The fair value of each operating unit was estimated on the date of grant using the Black-Scholes option pricing model. The fair value of each value unit was estimated on the date of grant using a lattice-based valuation model.

The compensation expense of KAR LLC, which is for the benefit of Company employees, will result in a capital contribution from KAR LLC to the Company and compensation expense for the Company. Compensation expense related to the operating units is recognized using the straight-line attribution method and resulted in $1.0 million for the period April 20, 2007 through December 31, 2007. The $1.0 million of compensation expense was reversed for the year ended December 31, 2008 as the fair value of the operating units declined. As of December 31, 2008, there was no unrecognized compensation expense related to nonvested operating units.

The Company has not recorded compensation expense related to the value units and none will be recognized until it becomes probable that the performance conditions associated with the value units will be achieved.

Note 5—Allowance for Credit Losses and Doubtful Accounts

The following is a summary of the changes in the allowance for credit losses related to finance receivables held for investment (in millions):

	Year Ended December 31, 2008	For the Period April 20 – December 31, 2007
Allowance for Credit Losses
Balance at beginning of period	$7.5	$7.3
Provision for credit losses	1.3	1.1
Recoveries	0.3	0.4
Less charge-offs	(2.4)	(1.5)
Other	(0.4)	0.2

Balance at end of period	$6.3	$7.5

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

AFC’s allowance for credit losses includes estimated losses for finance receivables currently held on the balance sheet of AFC and its subsidiaries. Additionally, an accrued liability of $3.0 million and $4.3 million for estimated losses for loans sold by AFC Funding is recorded at December 31, 2008 and 2007. These loans were sold to a bank conduit facility with recourse to AFC Funding and will come back on the balance sheet of AFC Funding at fair market value if they prove to become ineligible under the terms of the collateral arrangement with the bank conduit facility. The allowance for credit loss activity above does not include the losses incurred when receivables repurchased from the bank conduit facility are recorded at fair value as they come back on the balance sheet of the Company, which is discussed further in Note 6.

The following is a summary of changes in the allowance for doubtful accounts related to trade receivables (in millions):

	Year Ended December 31, 2008	For the Period April 20 – December 31, 2007
Allowance for Doubtful Accounts
Balance at beginning of period	$6.3	$5.2
Provision for credit losses	8.1	2.1
Less net charge-offs	(3.6)	(1.0)

Balance at end of period	$10.8	$6.3

Recoveries of trade receivables were netted with charge-offs, as they were not material. Changes in the Canadian exchange rate did not have a material effect on the allowance for doubtful accounts.

Note 6—Finance Receivables

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary (“AFC Funding Corporation”), established for the purpose of purchasing AFC’s finance receivables. A securitization agreement allows for the revolving sale by AFC Funding Corporation to a bank conduit facility of up to a maximum of $750 million in undivided interests in certain eligible finance receivables subject to committed liquidity. The agreement expires on April 20, 2012. AFC Funding Corporation had committed liquidity of $600 million at December 31, 2008 and 2007. Receivables that AFC Funding sells to the bank conduit facility qualify for sales accounting for financial reporting purposes pursuant to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and as a result are not reported on the Company’s Consolidated Balance Sheet.

On January 30, 2009, AFC and AFC Funding entered into an amendment to the Receivables Purchase Agreement with the other parties named therein. The aggregate maximum commitment of the Purchasers was reduced from $600 million to $450 million. In addition, the calculation of the Purchasers’ participation was amended, reducing the amount received by AFC Funding upon the sale of an interest in the receivables to the Purchasers. Certain of the covenants in the Receivables Purchase Agreement that are tied to the performance of the finance receivables portfolio were also modified.

At December 31, 2008, AFC managed total finance receivables of $506.6 million, of which $436.5 million had been sold without recourse to AFC Funding Corporation. At December 31, 2007, AFC

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Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

managed total finance receivables of $847.9 million, of which $746.1 million had been sold without recourse to AFC Funding Corporation. Undivided interests in finance receivables were sold by AFC Funding Corporation to the bank conduit facility with recourse totaling $298.0 million and $522.0 million at December 31, 2008 and 2007. Finance receivables include $6.6 million and $29.4 million classified as held for sale which are recorded at lower of cost or fair value, and $158.6 million and $225.0 million classified as held for investment at December 31, 2008 and 2007. Finance receivables classified as held for investment include $69.8 million and $91.0 million related to receivables that were sold to the bank conduit facility that were repurchased by AFC at fair value when they became ineligible under the terms of the collateral agreement with the bank conduit facility at December 31, 2008 and 2007. The face amount of these receivables was $78.7 million and $99.3 million at December 31, 2008 and 2007.

AFC’s allowance for losses of $6.3 million and $7.5 million at December 31, 2008 and 2007, includes an estimate of losses for finance receivables held for investment as well as an allowance for any further deterioration in the finance receivables after they are repurchased from the bank conduit facility. Additionally, accrued liabilities of $3.0 million and $4.3 million for the estimated losses for loans sold by the special purpose subsidiary were recorded at December 31, 2008 and 2007. These loans were sold to a bank conduit facility with recourse to the special purpose subsidiary and will come back on the balance sheet of the special purpose subsidiary at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility.

The outstanding receivables sold, the retained interests in finance receivables sold and a cash reserve of 1 or 3 percent of total sold receivables serve as security for the receivables that have been sold to the bank conduit facility. The amount of the cash reserve depends on circumstances which are set forth in the securitization agreement. After the occurrence of a termination event, as defined in the securitization agreement, the bank conduit facility may, and could, cause the stock of AFC Funding Corporation to be transferred to the bank conduit facility, though as a practical matter the bank conduit facility would look to the liquidation of the receivables under the transaction documents as their primary remedy.

Proceeds from the revolving sale of receivables to the bank conduit facility are used to fund new loans to customers. AFC and AFC Funding Corporation must maintain certain financial covenants including, among others, limits on the amount of debt AFC can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreement also incorporates the financial covenants of the Company’s credit facility. At December 31, 2008, the Company was in compliance with the covenants in the securitization agreement.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

The following illustration presents quantitative information about delinquencies, credit losses less recoveries (“net credit losses”) and components of securitized financial assets and other related assets managed. For purposes of this illustration, delinquent receivables are defined as receivables 31 days or more past due.

	December 31, 2008			December 31, 2007
	Principal Amount of:			Principal Amount of:
(in millions)	Receivables	Receivables Delinquent	Net Credit Losses During 2008	Receivables	Receivables Delinquent	Net Credit Losses From April 20 – December 31, 2007
Floorplan receivables	$151.2	$7.4	$1.9	$234.3	$10.2	$0.9
Special purpose loans	14.0	7.1	0.2	20.1	—	0.2

Finance receivables held	$165.2	$14.5	$2.1	$254.4	$10.2	$1.1

Receivables sold	298.0			522.0
Retained interests in finance receivables sold	43.4			71.5

Total receivables managed	$506.6			$847.9

The net credit losses for receivables sold approximated $44.0 million and $15.5 million for the year ended December 31, 2008 and the period April 20 through December 31, 2007.

The following table summarizes certain cash flows received from and paid to the special purpose subsidiaries:

(in millions)	Year Ended December 31, 2008	For the Period April 20 – December 31, 2007
Proceeds from sales of finance receivables	$4,169.0	$3,456.6
Servicing fees received	$17.0	$12.1
Proceeds received on retained interests in finance receivables sold	$104.3	$87.6

The Company’s retained interests in finance receivables sold, including a nominal interest only strip, amounted to $43.4 million and $71.5 million at December 31, 2008 and 2007. Sensitivities associated with the Company’s retained interests were insignificant at all periods presented due to the short-term nature of the asset.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Note 7—Goodwill and Other Intangible Assets

Goodwill consisted of the following (in millions):

	ADESA Auctions	IAAI	AFC	Total
Balance at January 1, 2007	$—	$—	$—	$—
Acquisition of ADESA	785.9	—	358.5	1,144.4
Contribution of IAAI	—	445.4	—	445.4
Increase for acquisition activity	20.8	7.0	—	27.8

Balance at December 31, 2007	$806.7	$452.4	$358.5	$1,617.6
Increase for acquisition activity	17.4	52.1	—	69.5
Impairment	—	—	(161.5)	(161.5)
Other	0.7	(0.9)	(0.7)	(0.9)

Balance at December 31, 2008	$824.8	$503.6	$196.3	$1,524.7

Goodwill represents the excess cost over fair value of identifiable net assets of businesses acquired. At December 31, 2007, there was $1,617.6 million of goodwill recorded on the Company’s Consolidated Balance Sheet that was recorded as a result of the merger transactions, post merger acquisitions and contingent consideration related to prior year acquisitions. Goodwill has decreased in 2008 as a result of an impairment charge taken at AFC partially offset by increases for 2008 acquisitions and contingent consideration related to prior year acquisitions.

The Company tests goodwill for impairment at the reporting unit level annually in the second quarter, or more frequently as impairment indicators arise. In light of the overall economy and in particular the automotive finance industries which continue to face severe pressures, AFC and its customer dealer base have been negatively impacted. In addition, AFC has been negatively impacted by reduced interest rate spreads. As a result of reduced interest rate spreads and increased risk associated with lending in the automotive industry, AFC has tightened credit policies and experienced a decline in its portfolio of finance receivables. These factors contributed to lower operating profits and cash flows at AFC throughout 2008 as compared to 2007. Based on this trend, the forecasted performance was revised. In the third quarter of 2008, a noncash goodwill impairment charge of approximately $161.5 million was recorded in the AFC reporting unit. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

A summary of customer relationships is as follows (in millions):

		December 31, 2008			December 31, 2007
	Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Customer relationships	11 – 19	$917.2	$(111.4)	$805.8	$889.3	$(44.9)	$844.4

The decrease in customer relationships in 2008 is primarily related to the amortization of existing customer relationships as well as changes in the Canadian exchange rate. The gross carrying amount of customer relationships increased as a result of acquisitions.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

A summary of other intangibles is as follows (in millions):

		December 31, 2008			December 31, 2007
	Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Tradenames	Indefinite	$187.5	—	$187.5	$190.4	—	$190.4
Computer software	3 – 7	99.3	(22.6)	76.7	61.3	(7.7)	53.6
Covenants not to compete	1 – 5	15.8	(15.3)	0.5	15.4	(8.0)	7.4

Total		$302.6	$(37.9)	$264.7	$267.1	$(15.7)	$251.4

Other intangibles increased in 2008 primarily as a result of computer software additions and acquisitions.

The Company tests tradenames for impairment at the reporting unit level annually in the second quarter, or more frequently as impairment indicators arise. As discussed above, AFC and its customer dealer base have been negatively impacted in light of the overall economy and in particular the automotive finance industries which continue to face severe pressures. As a result, in the third quarter of 2008, a noncash tradename charge of approximately $2.9 million was recorded in the AFC reporting unit, reducing its carrying value of $11.6 million to its fair value of $8.7 million. The fair value of the tradename was estimated using the royalty savings method, a form of the income approach.

Amortization expense for customer relationships and other intangibles was $90.0 million for the year ended December 31, 2008, and $60.7 million for the period April 20, 2007 through December 31, 2007. Estimated amortization expense for the next five years is $101.1 million for 2009, $100.5 million for 2010, $90.4 million for 2011, $77.7 million for 2012 and $70.7 million for 2013.

Note 8—Property and Equipment

Property and equipment consisted of the following at December 31 (in millions):

	Useful Lives (in years)	2008	2007
Land		$253.7	$330.1
Buildings	3 – 40	187.7	193.1
Land improvements	1 – 20	98.4	99.5
Building and leasehold improvements	1 – 33	127.7	92.5
Furniture, fixtures and equipment	1 – 10	110.0	78.0
Vehicles	1 – 6	13.3	13.3
Construction in progress		84.5	32.5

		875.3	839.0
Accumulated depreciation		(153.6)	(65.8)

Property and equipment, net		$721.7	$773.2

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

As discussed in Note 1, in connection with the merger transactions in 2007, the property and equipment of the Company was revalued at fair value based on estimates and assumptions, resulting in adjusted basis, and the elimination of the related accumulated depreciation.

Depreciation expense for the year ended December 31, 2008 and the period April 20, 2007 through December 31, 2007 was $92.8 million and $65.9 million, respectively.

In 2003, ADESA entered into a capital lease for a new Atlanta auction facility in conjunction with the purchase of development revenue bonds. In conjunction with the transaction discussed in Note 11, the capital lease obligation and bonds were transferred to First Industrial Realty Trust, Inc. in October 2008. In 2008, IAAI acquired furniture, fixtures and equipment by undertaking capital lease obligations.

The assets included above under the capital leases are summarized below (in millions):

	December 31,
Classes of Property	2008	2007
Land	$—	$16.8
Buildings	—	9.6
Land improvements	—	3.8
Furniture, fixtures and equipment	11.0	2.2

	11.0	32.4
Accumulated depreciation	(1.0)	(1.4)

Capital lease assets	$10.0	$31.0

Assets held under the capital leases were depreciated in a manner consistent with the Company’s depreciation policy for owned assets.

Note 9—Long-Term Debt

Long-term debt consisted of the following at December 31 (in millions):

	Interest Rate	Maturity	2008	2007
Term Loan B	LIBOR + 2.25%	October 19, 2013	$1,497.9	$1,557.2
$300 million revolving credit facility	LIBOR + 2.25%	April 19, 2013	—	—
Floating rate senior notes	LIBOR + 4.00%	May 01, 2014	150.0	150.0
Senior notes	8.75%	May 01, 2014	450.0	450.0
Senior subordinated notes	10%	May 01, 2015	425.0	425.0
Atlanta capital lease obligation	5.0%	December 01, 2013	—	34.5
Canadian line of credit	Prime + 0.5% or BA + 2%	August 31, 2009	4.5	—

Total debt			2,527.4	2,616.7
Less current portion of long-term debt			4.5	15.6

Long-term debt			$2,522.9	$2,601.1

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

The weighted average interest rate on the Company’s variable rate debt was 6.1% and 7.6% at December 31, 2008 and 2007, respectively, and the weighted average interest rate on all borrowings was 7.2% and 8.2% at December 31, 2008 and 2007, respectively.

Credit Facilities

As part of the merger transactions, the Company entered into new senior secured credit facilities, comprised of a $300.0 million revolving credit facility and a $1,565.0 million term loan. The revolver was entered into for working capital and general corporate purposes. There were no borrowings under the revolver at December 31, 2008 or 2007, although the Company did have related outstanding letters of credit in the aggregate amount of $29.3 million and $17.5 million at December 31, 2008 and 2007.

The term loan is payable in quarterly installments equal to 0.25% of the initial aggregate principal amount, with the balance payable at maturity. The senior secured credit facilities are subject to mandatory prepayments and reduction in an amount equal to (i) the net proceeds of certain debt offerings, asset sales and certain insurance recovery events; and, (ii) for any fiscal year ending on or after December 31, 2008, any excess cash flow as defined, subject to reduction based on the Company’s achievement of specified consolidated senior leverage ratios as defined in the credit agreement. If there is any excess cash flow, as defined in the loan documents for the Company’s senior secured credit facility, the Company shall prepay the term loan in an amount equal to 50% of the excess cash flow on or before the 105 th day following the end of the fiscal year.

In accordance with the terms in the Credit Agreement, the Company prepaid approximately $11.3 million of the term loan in August 2008 with proceeds received from a securitization sale of certain U.S. dollar denominated receivables and related assets. In addition, the Company prepaid approximately $36.6 million of the term loan in September 2008 and another $3.6 million in October 2008 with proceeds received from the sale-leaseback transaction, as described in Note 11. The prepayments were credited to prepay in direct order of maturity the unpaid amounts due on the next eight scheduled quarterly installments of the term loan, and thereafter to the remaining scheduled quarterly installments of the term loan on a pro rata basis. As such, there are no scheduled quarterly installments due on the term loan until March 31, 2011.

The senior secured credit facilities are guaranteed by KAR Holdings, LLC and each of the Company’s direct and indirect present and future material domestic subsidiaries, subject to certain exceptions (excluding among others, AFC Funding Corporation). The senior secured credit facilities are secured by a perfected first priority security interest in, and mortgages on, all present and future tangible and intangible assets of the Company and the guarantors, and the capital stock of the Company and each of its direct and indirect material domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries.

Under the terms of the credit agreement, interest rates and borrowings are based upon, at the Company’s option, LIBOR or prime rates plus the applicable margin. The terms of the agreement include a 0.5% commitment fee based on unutilized amounts, letter of credit fees and agency fees. The Credit Agreement includes covenants that, among other things, limit or restrict the Company’s and its subsidiaries’ abilities to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, including the senior notes, pay dividends, create liens, make equity or debt investments, make acquisitions, modify the terms of the indenture, engage in mergers, make capital expenditures and engage in certain transactions with affiliates. The agreement also

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

requires the Company to have at least 50% of the aggregate principal amount of the notes and the term loan subject to either a fixed interest rate or interest rate protection for a period of not less than two years from the date of entering into the interest rate hedge agreement. In addition, the senior secured credit facilities are subject to a senior secured leverage ratio test, provided there are revolving loans outstanding. There were no revolving loans outstanding at December 31, 2008. The Company was in compliance with the covenants in the credit facility at December 31, 2008, except for an immaterial issue relating to the Company’s incentive plans that has been resolved.

Senior Notes

As part of the merger transactions, the Company issued $450.0 million of 8 3/4 % senior notes and $150.0 million of floating rate senior notes both of which are due May 1, 2014. In addition, the Company issued $425.0 million of 10% senior subordinated notes due May 1, 2015. The floating rate notes are non-callable for two years, after which they are callable at a premium declining ratably to par at the end of year four. Interest on the floating rate notes is payable quarterly in arrears and commenced on August 1, 2007. The fixed rate notes are non-callable for three years, after which they are callable at a premium declining ratably to par at the end of year six. Interest on both the fixed rate notes and the senior subordinated notes is payable semi-annually in arrears, and commenced on November 1, 2007.

On February 14, 2008, a registration statement filed pursuant to the Securities Act of 1933, as amended, registering the exchange offer of the senior notes and the senior subordinated notes became effective.

The notes contain covenants that among other things, limit the issuance of additional indebtedness, the incurrence of liens, the repurchase of stock, making certain investments, the payment of dividends or other distributions, distributions from certain subsidiaries, the sale of assets and subsidiary stock, transactions with affiliates and consolidations, mergers and transfers of assets. All of these limitations and prohibitions, however, are subject to a number of important qualifications set forth in the indentures.

Canadian Line of Credit

A C$8 million line of credit is available to ADESA Canada. The line of credit bears interest at a rate equal to the prime rate plus 50 basis points or the BA rate (Canadian Bankers Acceptance Rate) plus two percent, at the borrower’s option. The rate was 3.5% at December 31, 2008. Letters of credit reducing the available line of credit were approximately C$2.5 million at December 31, 2008 and 2007. The line of credit is guaranteed by certain ADESA Canada companies and is secured by a first priority security interest in the obligor’s accounts receivable.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Future Principal Payments

At December 31, 2008 aggregate future principal payments on long-term debt are as follows (in millions):

2009	$4.5
2010	—
2011	15.6
2012	15.6
2013	1,466.7
Thereafter	1,025.0

$2,527.4

Note 10—Financial Instruments

The Company’s derivative activities are initiated within the guidelines of documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative or trading purposes.

Interest Rate Risk Management

The Credit Agreement of KAR Auction Services requires that at least 50% of the aggregate principal amount of the notes and the term loans be fixed by means of interest rate protection for an initial period of not less than 2 years. As such, the Company uses an interest rate swap agreement to manage its exposure to interest rate movements. In July 2007, the Company entered into an interest rate swap agreement with a notional amount of $800 million to manage its exposure to interest rate movements on its variable rate Term Loan B credit facility. The interest rate swap agreement matures on June 30, 2009 and effectively results in a fixed LIBOR interest rate of 5.345% on $800 million of the Term Loan B credit facility.

The Company has designated its interest rate swap agreement as a cash flow hedge. The fair value of the interest rate swap agreement is estimated using pricing models widely used in financial markets and represents the estimated amount the Company would receive or pay to terminate the agreement at the reporting date. At December 31, 2008, the fair value of the interest rate swap agreement was a $16.3 million unrealized loss recorded in “Other accrued expenses” on the Consolidated Balance Sheet. At December 31, 2007, the fair value of the interest rate swap agreement was a $17.9 million unrealized loss recorded in “Other liabilities” on the Consolidated Balance Sheet. Changes in the fair value of interest rate swap agreements designated as cash flow hedges are recorded in “Other comprehensive income”. Unrealized gains or losses on the interest rate swap agreement are included as a component of “Accumulated other comprehensive income”. At December 31, 2008, there was a net unrealized loss totaling $10.3 million, net of tax benefits of $6.0 million. At December 31, 2007, there was a net unrealized loss totaling $11.3 million, net of tax benefits of $6.6 million.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, finance receivables, trade receivables and interest rate swap agreements. The Company maintains cash and cash equivalents, short-term investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and companies and limits the amount of credit exposure with any one institution. Cash and cash equivalents include interest-bearing investments with maturities of three months or less. Due to the nature of the Company’s business, substantially all trade and finance receivables are due from vehicle dealers, salvage buyers, institutional sellers and insurance companies. The Company has possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of customers to which it grants credit terms in the normal course of business. In the event of nonperformance by counterparties to financial instruments the Company is exposed to credit-related losses, but management believes this credit risk is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Financial Instruments

The carrying amounts of trade receivables, finance receivables, other current assets, accounts payable, accrued expenses and borrowings under the Company’s short-term revolving line of credit facilities approximate fair value because of the short-term nature of those instruments.

The fair value of the Company’s notes receivable is determined by calculating the present value of expected future cash receipts associated with these instruments. The discount rate used is equivalent to the current rate offered to the Company for notes of similar maturities. As of December 31, 2008, the fair value of the Company’s notes receivable approximated the carrying value.

The fair value of the Company’s long-term debt is determined by calculating the present value of expected future cash outlays associated with the debt instruments. The discount rate used is equivalent to the current rate offered to the Company for debt of the same maturities. As of December 31, 2008 and 2007, the fair value of the Company’s long-term debt amounted to $1,219.4 million and $2,427.7 million, respectively. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

Note 11—Leasing Agreements

The Company leases property, computer equipment and software, automobiles, trucks and trailers, pursuant to operating lease agreements with terms expiring through 2031. Some of the leases contain renewal provisions upon the expiration of the initial lease term, as well as fair market value purchase provisions. In accordance with SFAS 13 Accounting for Leases, rental expense is being recognized ratably over the lease period, including those leases containing escalation clauses. The deferred portion of the rent, for the leases containing escalation clauses, is included in “Other liabilities” on the Consolidated Balance Sheet.

The Company also leases furniture, fixtures and equipment under capital leases. The economic substance of the leases is that the Company is financing the purchase of furniture, fixtures and

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

equipment through leases and, accordingly, they are recorded as assets and liabilities. Depreciation expense includes the amortization of assets held under capital leases. Total future minimum lease payments for non-cancellable operating and capital leases with terms in excess of one year (excluding renewable periods) as of December 31, 2008 are as follows (in millions):

	Operating Leases	Capital Leases
2009	$65.4	$2.9
2010	61.4	2.9
2011	58.1	2.5
2012	52.9	2.0
2013	47.7	1.2
Thereafter	423.7	—

	$709.2	$11.5

Less: interest portion of capital leases		2.0

Total		9.5

Total lease expense for the year ended December 31, 2008 and the period April 20, 2007 through December 31, 2007 was $73.7 million and $42.3 million.

Sale-Leaseback Transaction

On September 4, 2008, the following subsidiaries of KAR Auction Services, Inc., ADESA California, LLC, ADESA San Diego, LLC, ADESA Texas, Inc., ADESA Florida, LLC, ADESA Washington, LLC and ADESA Atlanta, LLC (collectively the “ADESA Entities”), entered into a transaction with subsidiaries of First Industrial Realty Trust, Inc. (“First Industrial”) to sell and simultaneously lease back to the ADESA Entities the interest of the ADESA Entities in the land (and improvements on a portion of the San Diego site) at eight vehicle auction sites. The closing of the sale-leaseback of seven of the eight locations occurred on September 4, 2008. The initial portfolio is comprised of four sites in California (Tracy, San Diego, Mira Loma and Sacramento), and single sites in Houston, Texas, Auburn, Washington and Bradenton, Florida. A separate transaction for the Fairburn, Georgia location closed on October 3, 2008. The properties continue to house ADESA’s used vehicle auctions.

The aggregate sales price for the ADESA Entities’ interest in the subject properties was $81.9 million. The Company received net cash proceeds of approximately $73.1 million from the closing of the sale-leaseback of the first seven locations on September 4, 2008. In addition, the Company received net cash proceeds of approximately $7.4 million from the closing of the separate transaction in Fairburn, Georgia on October 3, 2008. The transactions resulted in a net loss of $10.7 million which has been recorded in “Selling, general and administrative” expenses on the Consolidated Statement of Operations. The Company utilized 50% of the net proceeds to prepay the term loan in accordance with terms of its Credit Agreement.

The initial lease term of each lease is 20 years for each property, together with additional renewal options to extend the term of each lease by up to an additional 20 years. Additionally, each lease contains a “cross default” provision pursuant to which a default under any other lease in the portfolio or any of the Guaranties (as defined below) shall be deemed a default under such lease; provided,

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

however, the “cross default” provision shall remain in effect with respect to each lease only for such time as the lease is a part of the subject portfolio of leases and is held by First Industrial and its affiliates or a third party and its affiliates.

The Company entered into guaranties (the “Guaranties”) to guarantee the obligations of the ADESA Entities with respect to the leases. Under the Guaranties, the Company agreed to guarantee the payment of all rent, sums and charges of every type and nature payable by the applicable tenant under its lease, and the performance of all covenants, terms, conditions, obligations and agreements to be performed by the applicable tenant under its lease.

Note 12—Income Taxes

The components of the provision for income taxes are as follows (in millions):

	Year Ended December 31, 2008	For the Period April 20 – December 31, 2007
Income before income taxes:
Domestic	$(274.7)	$(72.4)
Foreign	27.1	24.1

Total	$(247.6)	$(48.3)

Income tax expense (benefit):
Current:
Federal	$7.3	$1.6
Foreign	15.3	8.6
State	1.6	1.6

Total current provision	24.2	11.8

Deferred:
Federal	(46.1)	(17.9)
Foreign	(5.6)	(2.7)
State	(3.9)	(1.2)

Total deferred provision	(55.6)	(21.8)

Income tax benefit	$(31.4)	$(10.0)

The provision for income taxes was different from the U.S. federal statutory rate applied to income before taxes, and is reconciled as follows:

	Year Ended December 31, 2008	For the Period April 20 – December 31, 2007
Statutory rate	(35.0)%	(35.0)%
State and local income taxes, net	(0.3)%	0.8%
Reserves for tax exposures	0.8%	2.6%
International operations	0.5%	5.2%
Stock-based compensation	(0.8)%	4.2%
Intangible impairment charge	22.8%	—
Other, net	(0.7)%	1.5%

Effective rate	(12.7)%	(20.7)%

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

During the 2007 period, the effective tax rate was adversely impacted by foreign repatriations and certain stock-based compensation. During the 2008 year, the effective rate was adversely impacted by the non-deductible impairment charge for various intangible assets at AFC as discussed in Note 7.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred tax assets (liabilities) are comprised of the following at December 31 (in millions):

	2008	2007
Gross deferred tax assets:
Allowances for trade and finance receivables	$10.8	$8.2
Accruals and liabilities	21.0	22.7
Employee benefits and compensation	13.0	11.2
Interest rate swap	6.0	6.6
Net operating loss carryforwards	52.4	34.9
Investment basis difference	4.3	4.9
Other	1.7	1.3

Total deferred tax assets	109.2	89.8

Deferred tax asset valuation allowance	(10.6)	(8.2)

Total	98.6	81.6

Gross deferred tax liabilities:
Property and equipment	(13.9)	(35.2)
Goodwill and intangible assets	(376.2)	(389.9)
Other	(1.1)	(5.3)

Total	(391.2)	(430.4)

Net deferred tax liabilities	$(292.6)	$(348.8)

The gross tax benefit from state and federal net operating loss carryforwards expire as follows (in millions):

2009	$—
2010	0.1
2011	0.7
2012	0.5
2013	0.5
2014 to 2027	50.6

$52.4

Undistributed earnings of the Company’s foreign subsidiaries were approximately $55.6 million and $32.0 million in 2008 and 2007. Because these amounts have been or will be reinvested in properties and working capital, the Company has not recorded the deferred taxes associated with these earnings.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

The Company made federal income tax payments, net of federal income tax refunds, of $3.2 million and ($0.1) million in 2008 and 2007. State and foreign income taxes paid by the Company, net of refunds, totaled $18.2 million in 2008 and 2007.

The Company applies the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No 109 (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on income tax returns.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at December 31, 2007	$27.0
Increase in tax positions related to acquisitions	1.9
Increase in prior year tax positions	5.0
Decrease in prior year tax positions	(0.4)
Increase in current year tax positions	1.6
Settlements	—
Lapse in statute of limitations	(4.0)

Balance at December 31, 2008	$31.1

Included in the balance of unrecognized tax benefits at the end of 2008 and 2007 are potential benefits of $0.0 million and $25.6 million that, if recognized, would be recorded as an adjustment to goodwill.

The Company records interest and penalties associated with the uncertain tax positions within its provision for income taxes on the income statement. The Company had reserves totaling $4.0 million and $3.6 million in 2008 and 2007 associated with interest and penalties, net of tax.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, U.S. and non-U.S. tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business the Company is subject to examination by taxing authorities in the U.S., Canada, Australia and Mexico. In general, the examination of the Company’s material tax returns is completed for the years prior to 2002.

A number of foreign and state examinations are currently ongoing. It is possible that these examinations may be resolved within twelve months. Due to the potential for resolution of state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible that the Company’s gross unrecognized tax benefits balance may change within the next twelve months by a range of zero to $10.2 million.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Note 13—Comprehensive Loss

The components of comprehensive loss are as follows (in millions):

	Year Ended – December 31, 2008	For the Period April 20 – December 31, 2007
Net loss	$(216.2)	$(38.3)
Other comprehensive income (loss), net of tax
Foreign currency translation gain (loss)	(49.8)	38.2
Unrealized gain (loss) on interest rate swaps	1.0	(11.3)
Unrealized gain on postretirement benefit obligation	0.2	0.2

Comprehensive loss	$(264.8)	$(11.2)

The composition of “Accumulated other comprehensive income (loss)” at December 31, 2008 and 2007 consisted of the net unrealized loss on the interest rate swap of $10.3 million and $11.3 million, a $0.4 million and $0.2 million unrealized gain on postretirement benefit obligation and foreign currency translation gain (loss) of ($11.6) million and $38.2 million, respectively.

Note 14—Fair Value Measurements

As discussed in Note 2, on January 1, 2008, the Company adopted SFAS 157, Fair Value Measurements, for financial assets and liabilities. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The standard establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities, such as models or other valuation methodologies.

•

Level 3—Unobservable inputs that are based on the Company’s assumptions, are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include instruments for which the determination of fair value requires significant management judgment or estimation.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis in accordance with SFAS 157 as of December 31, 2008 (in millions):

Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Retained interest	$43.4	$—	$—	$43.4

Liabilities:
Interest rate swap	$16.3	$—	$16.3	$—

Retained Interest—representative of the retained interests in finance receivables sold. The fair value of the retained interests is based upon the Company’s estimates of future cash flows, using assumptions that market participants would use to value such investments, including estimates of anticipated credit losses over the life of the finance receivables sold. The cash flows were discounted using a market discount rate. The recorded fair value, however, requires significant management judgment or estimation and may not necessarily represent what the Company would receive in an actual sale of the receivables.

Interest Rate Swap—under the interest rate swap agreement, the Company pays a fixed LIBOR rate on a portion of the Term Loan B credit facility and receives a variable LIBOR rate. The fair value of the interest rate swap is based on quoted market prices for similar instruments from a commercial bank.

Note 15—Segment Information

SFAS 131, Disclosures about Segments of an Enterprise and Related Information, requires reporting of segment information that is consistent with the manner in which the chief operating decision maker operates and views the Company. KAR Auction Services has three reportable business segments: ADESA Auctions, IAAI and AFC. These reportable segments offer different services and are managed separately based on the fundamental differences in their operations.

ADESA Auctions encompasses all wholesale auctions throughout North America (U.S. and Canada). ADESA Auctions relates to used vehicle remarketing, whether it be auction services, remarketing, or make ready services and all are interrelated, synergistic elements along the auto remarketing chain.

IAAI encompasses all salvage auctions throughout North America (U.S. and Canada). IAAI provides insurance companies and other vehicle suppliers cost-effective salvage processing solutions, including selling total loss and recovered theft vehicles. As such, IAAI relates to total loss vehicle remarketing, whether its auction services, remarketing, or make ready services. All are interrelated, synergistic elements along the total loss vehicle remarketing chain.

AFC is primarily engaged in the business of providing short-term, inventory-secured financing to independent, used vehicle dealers. AFC also includes other businesses and ventures that AFC may enter into, focusing on providing independent used vehicle dealer customers with other related services and products. AFC conducts business primarily at or near wholesale used vehicle auctions in the U.S. and Canada.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

The holding company is maintained separately from the three reportable segments and includes expenses associated with the corporate office, such as salaries, benefits, and travel costs for the corporate management team, certain human resources, information technology and accounting costs, and incremental insurance, treasury, legal and risk management costs. Holding company interest includes the interest incurred on the corporate debt structure. Other than some information technology costs, costs incurred at the holding company are not allocated to the three business segments.

Financial information regarding KAR Auction Services’ reportable segments is set forth below for the year ended December 31, 2008 (in millions):

	ADESA Auctions	IAAI	AFC	Holding Company	Consolidated
Operating revenues	$1,123.4	$550.3	$97.7	$—	$1,771.4

Operating expenses
Cost of services (exclusive of depreciation and amortization)	654.9	362.9	35.2	—	1,053.0
Selling, general and administrative	244.2	70.1	14.6	54.8	383.7
Depreciation and amortization	93.2	61.6	25.3	2.7	182.8
Goodwill and other intangibles impairment	—	—	164.4	—	164.4

Total operating expenses	992.3	494.6	239.5	57.5	1,783.9

Operating profit (loss)	131.1	55.7	(141.8)	(57.5)	(12.5)
Interest expense	1.3	0.3	—	213.6	215.2
Other (income) expense, net	(0.8)	1.5	—	19.2	19.9
Intercompany expense (income)	44.4	38.4	(0.7)	(82.1)	—

Income (loss) before income taxes	86.2	15.5	(141.1)	(208.2)	(247.6)
Income taxes	33.7	6.3	10.2	(81.6)	(31.4)

Net income (loss)	$52.5	$9.2	$(151.3)	$(126.6)	$(216.2)

Assets	$2,205.0	$1,155.5	$672.5	$124.6	$4,157.6

Capital expenditures	$98.1	$30.6	$0.9	$—	$129.6

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Financial information regarding KAR Auction Services’ reportable segments is set forth below for the period April 20, 2007 through December 31, 2007 (in millions):

	ADESA Auctions	IAAI	AFC	Holding Company	Consolidated
Operating revenues	$677.7	$330.1	$95.0	$—	$1,102.8

Operating expenses
Cost of services (exclusive of depreciation and amortization)	386.1	219.0	22.3	—	627.4
Selling, general and administrative	142.8	44.9	10.7	44.0	242.4
Depreciation and amortization	64.6	40.0	17.8	4.2	126.6

Total operating expenses	593.5	303.9	50.8	48.2	996.4

Operating profit (loss)	84.2	26.2	44.2	(48.2)	106.4
Interest expense (income)	1.4	(0.2)	—	161.1	162.3
Other (income) expense, net	(4.4)	(0.4)	—	(2.8)	(7.6)
Intercompany expense (income)	20.2	22.2	1.1	(43.5)	—

Income (loss) before income taxes	67.0	4.6	43.1	(163.0)	(48.3)
Income taxes	30.0	2.4	17.2	(59.6)	(10.0)

Net income (loss)	$37.0	$2.2	$25.9	$(103.4)	$(38.3)

Assets	$2,851.8	$1,119.4	$960.3	$(400.7)	$4,530.8

Capital expenditures	$33.4	$28.6	$0.7	$—	$62.7

Geographic Information

Most of the Company’s operations outside the U.S. are in Canada. Information regarding the geographic areas of the Company’s operations is set forth below (in millions):

	Year Ended December 31, 2008	For the Period April 20 – December 31, 2007
Operating revenues
U.S.	$1,468.5	$898.9
Foreign	302.9	203.9

	$1,771.4	$1,102.8

	December 31, 2008	December 31, 2007
Long-lived assets
U.S.	$3,157.8	$3,291.1
Foreign	247.1	301.4

	$3,404.9	$3,592.5

No single customer accounted for more than ten percent of the Company’s total revenues.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Note 16—Employee Benefit Plans

401(k) Plan

The Company maintains a defined contribution 401(k) plan that covers substantially all U.S. employees. Participants are generally allowed to make non-forfeitable contributions up to the annual IRS limits. Throughout 2007, ADESA matched 100 percent of the amounts contributed by each individual participant up to 3 percent of the participant’s compensation and 50 percent of the amounts contributed between 3 percent and 5 percent of the participant’s compensation. Throughout 2007, IAAI matched 100 percent of the amounts contributed by each individual participant up to 4 percent of the participant’s compensation. The Company adopted the IAAI matching policy effective January 1, 2008. Participants are 100 percent vested in the Company’s contributions. For the year ended December 31, 2008 and the period April 20, 2007 through December 31, 2007, the Company contributed $6.9 million and $4.0 million.

Postretirement Benefits

IAAI assumed the obligation for certain health care and death benefits for the retired employees of Underwriters Salvage Company (“USC”) in connection with the acquisition of the capital stock of USC.

KAR Auction Services, Inc. applies the applicable provisions of SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to FASB Statements No. 87, 88, 106 and 132(R). This statement requires employers to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. A reconciliation of the funded status of this plan follows with a measurement date of December 31:

	2008	2007
Benefit Obligation and Funded Status:
Change in accumulated postretirement benefit obligation:
Accumulated postretirement benefit obligation at beginning of year (2008) / date of merger (2007)	$0.8	$1.1
Interest cost	0.1	0.1
Actuarial gain	(0.3)	(0.3)
Benefits paid	(0.1)	(0.1)

Accumulated postretirement benefit obligation at end of year	0.5	0.8
Change in plan assets:
Benefits paid	(0.1)	(0.1)
Employer contributions	0.1	0.1

Fair value of assets at the end of the year	—	—
Net amount recognized:
Funded status	(0.5)	(0.8)
Unrecognized net (gain) or loss	—	—

Net amount recognized	(0.5)	(0.8)
Net liability recognized in the balance sheet at year end after applying SFAS 158:
Non-current assets	—	—
Current liabilities	(0.1)	(0.1)
Non-current liabilities	(0.4)	(0.7)

Total net liability	(0.5)	(0.8)

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

	2008	2007
Amounts recognized as a charge against accumulated other comprehensive income after applying SFAS 158:
Transition obligation (asset)	—	—
Prior service cost (credit)	—	—
Net (gain) loss	(0.6)	(0.3)

Total	$(0.6)	$(0.3)

Weighted average assumptions at the end of the year:
Discount rate	6.00%	5.70%
Benefit Obligation Trends:
Assumed health care cost trend rates:
Health care cost trend rates assumed for next year	8.50%	9.00%
Ultimate rate	5.00%	5.00%
Year that the ultimate rate is reached	2016	2016
Net Periodic Pension Trends:
Assumed health care cost trend rates:
Health care cost trend rates assumed for current year	9.00%	7.00%
Ultimate rate	5.00%	5.00%
Year that the ultimate rate is reached	2016	2009

Net periodic benefit cost (income) is summarized as follows:

	2008	2007
Net Periodic Benefit Cost (Income)
Interest cost	$—	$0.1
Amortization of net (gain) or loss	—	—

Total net periodic benefit cost (income)	$—	$0.1

Estimated future benefit payments for the next five years as of December 31, 2008 are as follows:

2009	$0.1
2010	0.1
2011	0.1
2012	—
2013	—
Thereafter	0.2

$0.5

Effective January 20, 1994, the date of the USC acquisition, IAAI discontinued future participation for active employees. The contribution for 2009 is expected to be $0.1 million.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Note 17—Related Party Transactions

The Equity Sponsors own the controlling interest in KAR LLC. Under the terms of the financial advisory agreements between the Equity Sponsors and KAR Auction Services, upon completion of the merger and contribution, KAR Auction Services (1) paid the Equity Sponsors a total fee of $34.7 million and (2) commenced paying an annual financial advisory fee of $3.5 million, payable quarterly in advance to the Equity Sponsors (with the first such fee, prorated for the remainder of the then current quarter, paid at the closing of the merger), for services to be provided by each of the Equity Sponsors to KAR Auction Services. The ongoing financial advisory fee will be paid to the Equity Sponsors pursuant to the terms contained in the financial advisory agreements. In addition, the Company pays the Equity Sponsors travel expenses related to KAR Auction Services, pursuant to the terms contained in the financial advisory agreements. The Company paid the Equity Sponsors approximately $3.7 million and $2.5 million related to the annual financial advisory fee (prorated for 2007) and travel expenses for the year ended December 31, 2008 and the period April 20, 2007 through December 31, 2007.

Additionally, the financial advisory agreements provide that KAR Auction Services indemnify the Equity Sponsors and their respective officers, directors, partners, employees, agents and control persons (as such term is used in the Securities Act and the rules and regulations thereunder) against any and all claims, losses and expenses as incurred arising in connection with the merger and the transactions contemplated by the merger agreement (including the financing of the merger).

On June 14, 2007 the Board of Directors of KAR Auction Services, Inc. approved a stock split in the form of a stock dividend pursuant to which 0.00303915 shares of common stock were issued with respect to each share of common stock issued and outstanding on that date.

In the ordinary course of business, the Company has received towing, transportation and recovery services from companies which are controlled by the Company’s chairman and chief executive officer. Amounts paid to these companies were approximately $1.6 million and $0.7 million for the year ended December 31, 2008 and the period April 20, 2007 through December 31, 2007. The transportation services were provided at terms consistent with those of other providers of similar services.

Note 18—Commitments and Contingencies

The Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. The Company accrues an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies including litigation and environmental matters are included in “Other accrued expenses” and “Other liabilities” at undiscounted amounts and generally exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information become available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on the Company’s operating results in that period. Legal fees are expensed as incurred.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

The Company has accrued, as appropriate, for environmental remediation costs anticipated to be incurred at certain of its auction facilities. Liabilities for environmental matters included in “Other accrued expenses” and “Other liabilities” were $0.9 million and $1.9 million at December 31, 2008 and 2007. No amounts have been accrued as receivables for potential reimbursement or recoveries to offset this liability.

The Company stores a significant number of vehicles owned by various customers that are consigned to the Company to be auctioned. The Company is contingently liable for each consigned vehicle until the eventual sale or other disposition, subject to certain natural disaster exceptions. Individual stop loss and aggregate insurance coverage is maintained on the consigned vehicles. These consigned vehicles are not included in the Consolidated Balance Sheets.

In the normal course of business, the Company also enters into various other guarantees and indemnities in its relationships with suppliers, service providers, customers and others. These guarantees and indemnifications do not materially impact the Company’s financial condition or results of operations, but indemnifications associated with the Company’s actions generally have no dollar limitations and currently cannot be quantified.

As noted above, the Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Such litigation is generally not, in the opinion of management, likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows. Legal and regulatory proceedings which could be material are discussed below.

Auction Management Solutions, Inc.

In March 2005, Auction Management Solutions, Inc. (“AMS”) filed a lawsuit against ADESA, Inc. in U.S. District Court alleging infringement of a patent that pertains to ADESA’s “LiveBlock” system. LiveBlock allows remote bidders to participate in a traditional-style, live auction with onsite bidders. The AMS complaint was served upon ADESA in July 2005. On July 3, 2008, ADESA acquired Live Global Bid, Inc., now known as “LiveBlock Auctions International” or “LAI”, a co-defendant of ADESA’s in this litigation and the licensor of ADESA’s LiveBlock technology. In August 2008, ADESA and LAI reached a settlement with AMS. There was no material effect on the Consolidated Statement of Income as a result of the settlement.

IAAI—Lower Duwamish Waterway

On March 25, 2008, the United States Environmental Protection Agency (“EPA”) issued a General Notice of Potential Liability pursuant to Section 107(a) and a Request for Information pursuant to Section 104(e) of CERCLA (42 USC 9601 et.seq.) to IAAI for a Superfund site known as the Lower Duwamish Waterway Superfund Site in Seattle, Washington (the “LDW”). At this time, the EPA has not demanded that IAAI pay any funds or take any action apart from responding to the Section 104(e) Information Request. The EPA has told IAAI that, to date, it has sent out approximately sixty General Notice letters to other parties, but the EPA plans to send hundreds of additional General Notice letters to additional parties. The Company is aware that the EPA is investigating approximately 100 additional companies. IAAI currently leases property adjacent to the LDW and operates a stormwater system that discharges into the LDW. The Company has responded to the Section 104(e) Information Request.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Note 19—Quarterly Financial Data (Unaudited)

Information for any one quarterly period is not necessarily indicative of the results that may be expected for the year.

2008 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Operating revenues	$462.1	$468.5	$444.6	$396.2

Operating expenses
Cost of services (exclusive of depreciation and amortization)	265.6	265.9	261.4	260.1
Selling, general, and administrative expenses	95.9	96.6	92.7	98.5
Depreciation and amortization	47.3	45.0	45.0	45.5
Goodwill and other intangibles impairment	—	—	164.4	—

Total operating expenses	408.8	407.5	563.5	404.1

Operating profit (loss)	53.3	61.0	(118.9)	(7.9)

Interest expense	57.6	51.8	52.1	53.7
Other (income) expense, net	2.6	(1.8)	4.1	15.0

Income (loss) before income taxes	(6.9)	11.0	(175.1)	(76.6)
Income taxes	(3.7)	4.8	(5.2)	(27.3)

Net income (loss)	$(3.2)	$6.2	$(169.9)	$(49.3)

Basic and diluted earnings (loss) per share of common stock	$(0.03)	$0.06	$(1.59)	$(0.46)

As discussed in Note 1, the Company had no operations prior to the merger transactions on April 20, 2007. As such, the quarter ended June 30, 2007 represents the period April 20, 2007 – June 30, 2007.

2007 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Operating revenues	$—	$310.1	$394.3	$398.4

Operating expenses
Cost of services (exclusive of depreciation and amortization)	—	169.2	221.8	236.3
Selling, general, and administrative expenses	—	63.8	82.5	96.2
Depreciation and amortization	—	27.1	39.6	59.8

Total operating expenses	—	260.1	343.9	392.3

Operating profit	—	50.0	50.4	6.1

Interest expense	—	45.4	59.0	57.9
Other income, net	—	(2.8)	(3.7)	(1.0)

Income before income taxes	—	7.4	(4.9)	(50.8)
Income taxes	—	2.8	3.7	(16.5)

Net income (loss)	$—	$4.6	$(8.6)	$(34.3)

Basic and diluted earnings (loss) per share of common stock	N/A	$0.04	$(0.08)	$(0.32)

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Note 20—Supplemental Guarantor Information

The Company’s obligations related to its term loan, revolver, 10% senior subordinated notes, 8 3/4% senior notes and floating rate senior notes are guaranteed on a full, unconditional, joint and several basis by certain direct and indirect present and future domestic subsidiaries (the “Guarantor Subsidiaries”). AFC Funding Corporation and all foreign subsidiaries of the Company are not guarantors (the “Non-Guarantor Subsidiaries”). The following financial information sets forth, on a condensed consolidating basis, the balance sheets, statements of operations and statements of cash flows for the years ended December 31, 2008 and 2007 for KAR Auction Services, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at KAR Auction Services on a consolidated basis.

The condensed consolidating financial statements are provided as an alternative to filing separate financial statements of the Guarantor Subsidiaries. The condensed consolidating financial statements should be read in conjunction with the consolidated financial statements of KAR Auction Services and notes thereto.

Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2008

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Operating revenues	$—	$1,391.9	$379.5	$—	$1,771.4

Operating expenses
Cost of services (exclusive of depreciation and amortization)	—	889.9	163.1	—	1,053.0
Selling, general and administrative	(0.4)	336.1	48.0	—	383.7
Depreciation and amortization	—	159.1	23.7	—	182.8
Goodwill and other intangibles impairment	—	164.4	—	—	164.4

Total operating expenses	(0.4)	1,549.5	234.8	—	1,783.9

Operating profit (loss)	0.4	(157.6)	144.7	—	(12.5)
Interest expense	144.9	56.6	13.7	—	215.2
Other (income) expense, net	—	20.7	(0.8)	—	19.9
Intercompany expense (income)	—	(30.4)	30.4	—	—

Income (loss) before income taxes	(144.5)	(204.5)	101.4	—	(247.6)
Income taxes	(56.6)	(11.8)	37.0	—	(31.4)

Net income (loss)	$(87.9)	$(192.7)	$64.4	$—	$(216.2)

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Condensed Consolidating Statement of Operations

For the Year ended December 31, 2007

(Operations Commenced April 20, 2007)

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Operating revenues	$—	$814.8	$288.0	$—	$1,102.8

Operating expenses
Cost of services (exclusive of depreciation and amortization)	—	516.6	110.8	—	627.4
Selling, general and administrative	9.2	202.6	30.6	—	242.4
Depreciation and amortization	—	110.2	16.4		126.6

Total operating expenses	9.2	829.4	157.8	—	996.4

Operating profit (loss)	(9.2)	(14.6)	130.2	—	106.4
Interest expense	117.5	33.6	11.2	—	162.3
Other (income) expense, net	—	(6.4)	(1.2)	—	(7.6)
Intercompany expense (income)	—	(15.8)	15.8	—	—

Income (loss) before income taxes	(126.7)	(26.0)	104.4	—	(48.3)
Income taxes (benefit)	(44.8)	3.1	31.7	—	(10.0)

Net income (loss)	$(81.9)	$(29.1)	$72.7	$—	$(38.3)

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Condensed Consolidating Balance Sheet

As of December 31, 2008

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Assets
Current assets
Cash and cash equivalents	$—	$129.5	$28.9	$—	$158.4
Restricted cash	—	3.6	12.3	—	15.9
Trade receivables, net of allowances	—	260.8	31.1	(6.2)	285.7
Finance receivables, net of allowances	—	3.8	155.1	—	158.9
Retained interests in finance receivables sold	—	—	43.4	—	43.4
Deferred income tax assets	6.0	37.2	—	—	43.2
Other current assets	0.4	43.7	3.1	—	47.2

Total current assets	6.4	478.6	273.9	(6.2)	752.7

Other assets
Investments in and advances to affiliates, net	2,858.8	—	76.1	(2,934.9)	—
Goodwill	—	1,521.4	3.3	—	1,524.7
Customer relationships, net of accumulated amortization	—	700.9	104.9	—	805.8
Other intangible assets, net of accumulated amortization	—	253.0	11.7	—	264.7
Unamortized debt issuance costs	69.4	—	—	—	69.4
Other assets	—	15.9	2.7	—	18.6

Total other assets	2,928.2	2,491.2	198.7	(2,934.9)	2,683.2
Property and equipment, net of accumulated depreciation	—	595.2	126.5	—	721.7

Total assets	$2,934.6	$3,565.0	$599.1	$(2,941.1)	$4,157.6

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Condensed Consolidating Balance Sheet

As of December 31, 2008

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$273.9	$15.7	$(6.2)	$283.4
Accrued employee benefits and compensation expenses	—	38.0	4.4	—	42.4
Accrued interest	15.4	—	—	—	15.4
Other accrued expenses	18.7	78.1	5.9	—	102.7
Current maturities of long- term debt	—	—	4.5	—	4.5

Total current liabilities	34.1	390.0	30.5	(6.2)	448.4

Non-current liabilities
Investments by and advances from affiliates, net	56.6	109.2	—	(165.8)	—
Long-term debt	1,701.4	705.0	116.5	—	2,522.9
Deferred income tax liabilities	—	304.1	31.7	—	335.8
Other liabilities	—	96.2	3.6	—	99.8

Total non-current liabilities	1,758.0	1,214.5	151.8	(165.8)	2,958.5
Commitments and contingencies	—	—	—	—	—

Stockholders’ equity
Total stockholders’ equity	1,142.5	1,960.5	416.8	(2,769.1)	750.7

Total liabilities and stockholders’ equity	$2,934.6	$3,565.0	$599.1	$(2,941.1)	$4,157.6

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Condensed Consolidating Balance Sheet

As of December 31, 2007

(Operations Commenced April 20, 2007)

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Assets
Current assets
Cash and cash equivalents	$—	$172.3	$31.8	$—	$204.1
Restricted cash	—	7.9	9.0	—	16.9
Trade receivables, net of allowances	—	255.8	34.6	(12.1)	278.3
Finance receivables, net of allowances	—	5.1	241.8	—	246.9
Retained interests in finance receivables sold	—	—	71.5	—	71.5
Deferred income tax assets	—	28.6	0.7	—	29.3
Other current assets	0.3	46.0	8.5	—	54.8

Total current assets	0.3	515.7	397.9	(12.1)	901.8

Other assets
Investments in and advances to affiliates, net	2,696.3	131.5	—	(2,827.8)	—
Goodwill	—	1,613.3	4.3	—	1,617.6
Customer relationships, net of accumulated amortization	—	706.8	137.6	—	844.4
Other intangible assets, net of accumulated amortization	—	251.1	0.3	—	251.4
Unamortized debt issuance costs	81.6	—	—	—	81.6
Other assets	—	59.2	1.6	—	60.8

Total other assets	2,777.9	2,761.9	143.8	(2,827.8)	2,855.8
Property and equipment, net of accumulated depreciation	—	615.6	157.6	—	773.2

Total assets	$2,778.2	$3,893.2	$699.3	$(2,839.9)	$4,530.8

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Condensed Consolidating Balance Sheet

As of December 31, 2007

(Operations Commenced April 20, 2007)

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$283.6	$21.3	$(12.1)	$292.8
Accrued employee benefits and compensation expenses	—	46.9	7.9	—	54.8
Accrued interest	16.4	—	—	—	16.4
Other accrued expenses	1.1	72.2	6.8	—	80.1
Current maturities of long- term debt	15.6	—	—	—	15.6

Total current liabilities	33.1	402.7	36.0	(12.1)	459.7

Non-current liabilities
Investments by and advances from affiliates, net	—	—	55.9	(55.9)	—
Long-term debt	1,823.5	591.4	186.2	—	2,601.1
Deferred income tax liabilities	(6.6)	344.1	40.6	—	378.1
Other liabilities	23.7	53.1	1.5	—	78.3

Total non-current liabilities	1,840.6	988.6	284.2	(55.9)	3,057.5
Commitments and contingencies	—	—	—	—	—

Stockholders’ equity
Total stockholders’ equity	904.5	2,501.9	379.1	(2,771.9)	1,013.6

Total liabilities and stockholders’ equity	$2,778.2	$3,893.2	$699.3	$(2,839.9)	$4,530.8

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2008

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Net cash (used by) provided by operating activities	$60.8	$165.0	$(0.9)	$—	$224.9

Investing activities
Net decrease (increase) in finance receivables held for investment	—	1.9	29.0	—	30.9
Acquisition of businesses, net of cash acquired	—	(149.0)	(6.3)	—	(155.3)
Purchases of property, equipment and computer software	—	(121.5)	(8.1)	—	(129.6)
Proceeds from the sale of property and equipment	—	80.9	—	—	80.9
(Increase) decrease in restricted cash	—	4.3	(3.3)	—	1.0

Net cash (used by) provided by investing activities	—	(183.4)	11.3	—	(172.1)
Financing activities
Net increase (decrease) in book overdrafts	—	(23.5)	(14.0)	—	(37.5)
Net increase (decrease) in borrowings from lines of credit	—	—	4.5	—	4.5
Payments for debt issuance costs	(1.4)	—	—	—	(1.4)
Payments on long-term debt	(59.3)	—	—	—	(59.3)
Payments on capital leases	—	(0.9)	—	—	(0.9)
Repurchase of common stock	(0.1)	—	—	—	(0.1)

Net cash provided by (used by) financing activities	(60.8)	(24.4)	(9.5)	—	(94.7)
Effect of exchange rate changes on cash	—	—	(3.8)	—	(3.8)

Net increase (decrease) in cash and cash equivalents	—	(42.8)	(2.9)	—	(45.7)
Cash and cash equivalents at beginning of period	—	172.3	31.8	—	204.1

Cash and cash equivalents at end of period	$—	$129.5	$28.9	$—	$158.4

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Condensed Consolidating Statement of Cash Flows

For the Year ended December 31, 2007

(Operations Commenced April 20, 2007)

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Net cash (used by) provided by operating activities	$(243.6)	$288.1	$52.3	$—	$96.8

Investing activities
Net decrease (increase) in finance receivables held for investment	—	3.4	0.4	—	3.8
Acquisition of ADESA, net of cash acquired	(2,272.6)	—	—	—	(2,272.6)
Acquisition of businesses, net of cash acquired	—	(31.7)	(4.9)	—	(36.6)
Purchases of property, equipment and computer software	—	(55.1)	(7.6)	—	(62.7)
Purchase of other intangibles	—	(0.1)	—	—	(0.1)
Proceeds from the sale of property and equipment	—	0.1	—	—	0.1
(Increase) decrease in restricted cash	—	(7.9)	(9.0)	—	(16.9)

Net cash used by investing activities	(2,272.6)	(91.3)	(21.1)	—	(2,385.0)
Financing activities
Net increase (decrease) in book overdrafts	—	(23.3)	1.3	—	(22.0)
Repayment of ADESA debt	(318.0)	—	—	—	(318.0)
Repayment of IAAI debt	(367.7)	—	—	—	(367.7)
Proceeds from long-term debt	2,590.0	—	—	—	2,590.0
Payments for debt issuance costs	(90.8)	—	—	—	(90.8)
Payments on long-term debt	(7.8)	(1.0)	(1.0)	—	(9.8)
Payments on capital leases	—	(0.2)	—	—	(0.2)
Proceeds from issuance of common stock, net of costs	710.5	—	—	—	710.5

Net cash provided by (used by) financing activities	2,516.2	(24.5)	0.3	—	2,492.0
Effect of exchange rate changes on cash	—	—	0.3	—	0.3

Net increase in cash and cash equivalents	—	172.3	31.8	—	204.1
Cash and cash equivalents at beginning of period	—	—	—	—	—

Cash and cash equivalents at end of period	$—	$172.3	$31.8	$—	$204.1

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Note 21—Self-Insurance Reserves

The Company self-insures its employee medical benefits, as well as a portion of its automobile, general liability and workers’ compensation claims. The Company purchases individual stop-loss coverage that limits the exposure on individual claims. The Company also purchases aggregate stop-loss insurance coverage that limits the total exposure to overall automobile, general liability and workers’ compensation claims. The cost of the stop-loss insurance is expensed over the contract periods. The Company records an accrual for the claims expense related to our employee medical benefits, automobile, general liability and workers’ compensation claims based upon the expected amount of all such claims. Accrued medical benefits and workers’ compensation expenses are included in Accrued Employee Benefits and Compensation Expenses while accrued automobile and general liability expenses are included in Other Accrued Expenses.

The following is a summary of the changes in the reserves for self-insurance (in millions):

	Year Ended December 31, 2008	For the Period April 20 – December 31, 2007
Balance at beginning of period	$23.4	$22.3
Payments	(51.2)	(30.8)
Expense	51.6	31.9

Balance at end of period	$23.8	$23.4

Individual stop-loss coverage for medical benefits was $0.2 million for both 2008 and 2007. There was no aggregate stop-loss for medical benefits in either year. Individual stop-loss coverage for automobile, general liability and workers’ compensation claims was $0.5 million for both the 2008 and 2007 policy years. The aggregate stop-loss for the combined automobile, general liability and workers’ compensation program was $20.0 million for both the 2008 and 2007 policy years.

Note 22—Earnings (Loss) Per Share

The following table sets forth the computation of earnings (loss) per share (in millions except per share amounts):

	Year Ended December 31, 2008	For the Period April 20 – December 31, 2007
Net loss	$(216.2)	$(38.3)

Weighted average common shares outstanding	106.9	106.7
Effect of dilutive stock options	—	—

Weighted average common shares outstanding and assumed conversions	106.9	106.7

Net loss per share—basic and diluted	$(2.02)	$(0.36)

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2008 and 2007

Basic earnings (loss) per share was calculated by dividing net income/(loss) by the weighted-average number of outstanding common shares for the period. Diluted earnings (loss) per share was calculated consistent with basic earnings per share including the effect of dilutive unissued common shares related to the Company’s stock-based employee compensation program. The effect of stock options on earnings (loss) per share-diluted is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company’s common stock at the average market price during the period. Stock options that would have an anti-dilutive effect on earnings per share are excluded from the calculations. Total options outstanding at December 31, 2008 and 2007 were 8.8 million and 8.7 million. In accordance with U.S. GAAP, no potential common shares were included in the computation of diluted earnings per share for the years ended December 31, 2008 and 2007 because to do so would have been antidilutive based on the year-to-date losses.

Note 23—Subsequent Event

On October 27, 2009, the Company’s Board of Directors declared a ten-for-one stock split of its outstanding common stock, which became effective upon the filing of the Amended Charter on December 9, 2009. This stock split resulted in the issuance of approximately 96,168,294 additional shares of common stock and affects the amount of stock options outstanding and exercisable and earnings per share information. The information presented in the accompanying consolidated financial statements and related notes has been adjusted to reflect the ten-for-one stock split.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ADESA, Inc.:

We have audited the accompanying consolidated balance sheet of ADESA, Inc. and subsidiaries as of April 19, 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for the period ended April 19, 2007 and the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ADESA, Inc. and subsidiaries as of April 19, 2007, and the results of their operations and their cash flows for the period ended April 19, 2007 and the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 15 to the Consolidated Financial Statements, effective January 1, 2007, the Company changed its method of accounting for uncertainty in income taxes as required by FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. Also, as discussed in Note 3 to the Consolidated Financial Statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ KPMG LLP

Indianapolis, Indiana

March 26, 2008

ADESA, Inc. (Predecessor)

Consolidated Statements of Income

(In millions, except per share data)

	January 1 – April 19 2007	December 31, 2006
Operating revenues
Auction services group	$325.4	$959.9
Dealer services group	45.9	144.0

Total operating revenues	371.3	1,103.9

Operating expenses
Cost of services (exclusive of depreciation and amortization)	187.3	563.8
Selling, general and administrative	85.5	259.2
Depreciation and amortization	15.9	46.5
Aircraft charge	—	3.4
Transaction expenses	24.8	6.1

Total operating expenses	313.5	879.0

Operating profit	57.8	224.9
Interest expense	7.8	27.4
Other income, net	(1.9)	(6.9)

Income from continuing operations before income taxes	51.9	204.4
Income taxes	24.9	77.6

Income from continuing operations	27.0	126.8
Loss from discontinued operations, net of income taxes	(0.1)	(0.5)

Net income	$26.9	$126.3

Earnings per share—basic
Income from continuing operations	$0.30	$1.41
Loss from discontinued operations, net of income taxes	—	—

Net income	$0.30	$1.41

Earnings per share—diluted
Income from continuing operations	$0.29	$1.41
Loss from discontinued operations, net of income taxes	—	(0.01)

Net income	$0.29	$1.40

Dividends declared per common share (Note 18)	$—	$0.30

See notes to consolidated financial statements

ADESA, Inc. (Predecessor)

Consolidated Balance Sheet

(In millions)

April 19, 2007
Assets
Current assets
Cash and cash equivalents	$231.8
Restricted cash	16.8
Trade receivables, net of allowances	361.8
Finance receivables, net of allowances	236.2
Retained interests in finance receivables sold	72.2
Deferred income tax assets	22.5
Other current assets	18.4

Total current assets	959.7

Other assets
Goodwill	559.4
Other intangible assets, net of accumulated amortization	47.0
Other assets	55.8

Total other assets	662.2

Property and equipment, net of accumulated depreciation	597.6

Total assets	$2,219.5

See notes to consolidated financial statements

ADESA, Inc. (Predecessor)

Consolidated Balance Sheet

(In millions, except share data)

April 19, 2007
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$413.2
Accrued employee benefits and compensation expenses	40.2
Other accrued expenses	87.8
Current maturities of long-term debt	30.0
Current liabilities of discontinued operations	7.2

Total current liabilities	578.4

Non-current liabilities
Long-term debt	315.0
Deferred income tax liabilities	63.7
Other liabilities	23.7

Total non-current liabilities	402.4
Commitments and contingencies (Note 21)	—

Stockholders’ equity
Preferred stock, $0.01 par value:
Authorized shares: 50,000,000
Issued shares: none	—
Common stock, $0.01 par value:
Authorized shares: 500,000,000
Issued shares: 94,868,104	1.0
Additional paid-in capital	660.5
Retained earnings	605.2
Treasury stock, at cost:
Shares: 4,093,395	(85.9)
Accumulated other comprehensive income	57.9

Total stockholders’ equity	1,238.7

Total liabilities and stockholders’ equity	$2,219.5

See notes to consolidated financial statements

ADESA, Inc. (Predecessor)

Consolidated Statements of Stockholders’ Equity

(In millions)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2005	94.9	$1.0	$668.3	$480.7	$(110.7)	$50.6	$1,089.9
Comprehensive income:
Net income				126.3			126.3
Other comprehensive loss, net of tax:
Foreign currency translation						(0.6)
Unrealized loss on interest rate swaps						(0.4)

Other comprehensive loss							(1.0)

Comprehensive income							125.3
Cash dividends paid to stockholders				(27.0)			(27.0)
Issuance of common stock under stock plans			(0.3)		10.4		10.1
Stock-based compensation expense			4.6				4.6
Tax benefits from employee stock plans			0.7				0.7
Repurchase of common stock					(0.1)		(0.1)

Balance at December 31, 2006	94.9	$1.0	$673.3	$580.0	$(100.4)	$49.6	$1,203.5
FIN 48 adjustment				(1.7)			(1.7)
Comprehensive income:
Net income				26.9			26.9
Other comprehensive income, net of tax:
Foreign currency translation						8.4
Unrealized loss on interest rate swap						(0.1)

Other comprehensive income							8.3

Comprehensive income							35.2
Issuance of common stock under stock plans			1.2		14.7		15.9
Stock-based compensation expense			6.4				6.4
Settlement of awards under stock plans			(28.4)				(28.4)
Tax benefits from employee stock plans			8.0				8.0
Repurchase of common stock					(0.2)		(0.2)

Balance at April 19, 2007	94.9	$1.0	$660.5	$605.2	$(85.9)	$57.9	$1,238.7

See notes to consolidated financial statements

ADESA, Inc. (Predecessor)

Consolidated Statements of Cash Flows

(In millions)

	January 1 – April 19, 2007	Year Ended December 31, 2006
Operating activities
Net income	$26.9	$126.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15.9	46.5
Bad debt expense	0.9	2.8
Deferred income taxes	4.3	(5.1)
Stock-based compensation expense	6.4	5.8
Aircraft charge	—	3.4
Other non-cash, net	1.6	3.0
Changes in operating assets and liabilities, net of acquisitions:
Finance receivables held for sale	(15.1)	12.6
Retained interests in finance receivables sold	(2.5)	(12.8)
Trade receivables and other assets	(164.6)	(1.5)
Accounts payable and accrued expenses	141.1	9.9

Net cash provided by operating activities	14.9	190.9
Investing activities
Net (decrease) increase in finance receivables held for investment	(14.8)	(19.5)
Acquisition of businesses, net of cash acquired	—	(55.8)
Purchases of property, equipment and computer software	(11.3)	(37.1)
Purchase of other intangibles	(0.1)	(0.6)
Equity investments	—	(12.6)
Transfer to restricted cash	(9.0)	(2.1)

Net cash used by investing activities	(35.2)	(127.7)
Financing activities
Net (decrease) increase in book overdrafts	46.2	(9.3)
Net (decrease) increase in borrowings from lines of credit	—	(50.0)
Payments on long-term debt	(7.5)	(30.0)
Proceeds from issuance of common stock under stock plans	15.0	8.1
Dividends paid to stockholders	—	(27.0)
Excess tax benefits from stock-based compensation	3.0	0.5
Repurchase of common stock	(0.2)	(0.1)

Net cash (used by) provided by financing activities	56.5	(107.8)
Effect of exchange rate changes on cash	(0.1)	0.1

Net (decrease) increase in cash and cash equivalents	36.1	(44.5)
Cash and cash equivalents at beginning of period	195.7	240.2

Cash and cash equivalents at end of period	$231.8	$195.7

Cash paid for interest	$3.3	$23.8
Cash paid for taxes, net of refunds	$7.7	$73.8

See notes to consolidated financial statements

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements

April 19, 2007 and December 31, 2006

Note 1—Business, Nature of Operations and Pending Merger

Business and Nature of Operations

ADESA, Inc. (“ADESA” or the “Company”) is a leading, national provider of wholesale vehicle auction and related vehicle redistribution services for the automotive industry in North America. Redistribution services include a variety of activities designed to transfer used and salvage vehicles between sellers and buyers throughout the vehicle life cycle. The Company facilitates the exchange of these vehicles through an auction marketplace, which aligns sellers and buyers. As an agent for customers, ADESA generally does not take title to or ownership of the vehicles sold at the Company’s auctions. The Company generally earns fees from the seller and buyer on each successful auction transaction in addition to fees earned for ancillary services.

ADESA is the second largest used vehicle auction network in North America, based upon the number of used vehicles sold through auctions annually, and also provides services such as inbound and outbound logistics, reconditioning, vehicle inspection and certification, titling, administrative and salvage recovery services. Through its wholly owned subsidiary Automotive Finance Corporation (“AFC”), the Company also provides short-term inventory-secured financing, known as floorplan financing, to used vehicle dealers. ADESA is able to serve the diverse and multi-faceted needs of its customers through the wide range of services offered at its facilities.

The Company operates a network of 54 wholesale used vehicle auctions, 42 salvage auctions and 89 AFC loan production offices. Used vehicle auctions provide services such as inbound and outbound logistics, reconditioning, vehicle inspection and certification and titling in addition to auctioning of the consigned vehicles. Salvage auctions facilitate the redistribution of damaged vehicles deemed a total loss for insurance or business purposes, as well as recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. The Company’s salvage auction business specializes in providing services such as inbound and outbound logistics, inspections, evaluations, titling and settlement administrative services.

Merger Transaction

On December 22, 2006, the Company entered into a definitive merger agreement to be acquired by a group of private equity funds consisting of affiliates of Kelso & Company, GS Capital Partners, ValueAct Capital and Parthenon Capital. The merger occurred on April 20, 2007 and as part of the agreement, Insurance Auto Auctions, Inc., (“IAAI”) a leading provider of automotive salvage auction and claims processing services in the United States, was contributed to KAR Holdings II, LLC. Both ADESA and IAAI became wholly owned subsidiaries of KAR Auction Services, Inc. which is owned by KAR Holdings II, LLC, which is owned by affiliates of the equity funds and management of KAR Auction Services, Inc.

The following transactions occurred in connection with the merger:

•	Approximately 90.8 million shares of ADESA’s outstanding common stock converted into the right to receive $27.85 per share in cash;

•

Approximately 3.4 million outstanding options to purchase shares of ADESA’s common stock were cancelled in exchange for payments in cash of $27.85 per underlying share, less the applicable option exercise price;

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

•	Approximately 0.3 million outstanding restricted stock and restricted stock units of ADESA vested immediately and were paid out in cash of $27.85 per unit;

•	The outstanding principal and accrued interest under ADESA’s existing credit facility and notes were repaid.

The Company incurred and expensed $24.8 million of costs related to the merger transaction from January 1 through April 19, 2007 and $6.1 million for the year ended December 31, 2006.

Note 2—Basis of Organization and Presentation

ADESA was a wholly owned subsidiary of ALLETE Automotive Services, Inc. (“ALLETE Auto”), a wholly owned subsidiary of ALLETE, Inc. (“ALLETE”) until the second quarter of 2004. ADESA was incorporated in the state of Delaware on January 23, 2004. On May 24, 2004, ADESA Corporation, then a wholly owned subsidiary of ALLETE, was merged into ADESA.

The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Note 3—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of ADESA and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Business Segments

The Company’s operations are grouped into three operating segments: used vehicle auctions, Impact salvage auctions and AFC. As permitted by Statement of Financial Accounting Standards (“SFAS”) 131, Disclosures about Segments of an Enterprise and Related Information, the Company aggregates its three operating segments into two reportable business segments: Auction Services Group and Dealer Services Group. Auction Services Group includes used vehicle and salvage auctions. Dealer Services Group includes the results of operations of AFC and its related subsidiaries. Operations are measured through careful budgeting and monitoring of contributions to consolidated income from continuing operations by each business segment. Discontinued operations include the operating results of the Company’s vehicle importation business which was discontinued in February of 2003.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Derivative Instruments and Hedging Activity

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The Company currently uses interest rate swaps that are designated and qualify as cash flow hedges to manage the variability of cash flows to be paid due to interest rate movements on its variable rate debt. The Company does not, however, enter into hedging contracts for trading or speculative purposes. The fair value of the interest rate swap agreements is estimated using pricing models widely used in financial markets and represents the estimated amount the Company would receive or pay to terminate the agreement at the reporting date. The fair value of the swap agreements is recorded in “Other assets” or “Other liabilities” on the consolidated balance sheet based on the gain or loss position of the contracts. Changes in the fair value of the interest rate swap agreements designated as cash flow hedges are recorded as a component of “Accumulated other comprehensive income”. Gains and losses on interest rate swap agreements are subsequently included in earnings as an adjustment to interest expense in the same periods in which the related interest payments being hedged are recognized in earnings. The Company uses the change in variable cash flows method to assess hedge effectiveness in accordance with SFAS 133.

Foreign Currency Translation

Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at average exchange rates in effect during the period. Assets and liabilities of foreign operations are translated using the exchange rates in effect at the end of the period. Foreign currency transaction gains and losses are included in the consolidated statements of income within “Other income, net”. Adjustments arising from the translation of net assets located outside the U.S. (gains and losses) are shown as a component of “Accumulated other comprehensive income”. Accumulated other comprehensive income was comprised of gains from foreign currency translation totaling $57.9 million at April 19, 2007 and unrealized gains (losses) on interest rate swaps designated as cash flow hedges totaling $0.0 million at April 19, 2007.

Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

Restricted Cash

AFC Funding Corporation, a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary of AFC, is required to maintain a cash reserve approximating 1 percent of total sold receivables to the bank conduit facility as security for the receivables sold. AFC also maintains other cash reserves associated with its banking relationships.

Receivables

Trade receivables include the unremitted purchase price of vehicles purchased by third parties at the auctions, fees to be collected from those buyers and amounts for services provided by the Company related to certain consigned vehicles in the Company’s possession. These amounts due with respect to the consigned vehicles are generally deducted from the sales proceeds upon the eventual auction or other disposition of the related vehicles.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Finance receivables include floorplan receivables created by financing dealer purchases of vehicles in exchange for a security interest in those vehicles and special purpose loans. Floorplan receivables become due at the earlier of the dealer subsequently selling the vehicle or a predetermined time period (generally 30 to 60 days). Floorplan receivables include (1) eligible receivables that are not yet sold to the bank conduit facility (see Note 9), (2) Canadian floorplan receivables, (3) U.S. floorplan receivables not eligible for the bank conduit facility, and (4) receivables that were sold to the bank conduit facility that come back on the balance sheet of the Company at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility. Special purpose loans relate to loans that are either line of credit loans or working capital loans that can be either secured or unsecured based on the facts and circumstances of the specific loans.

Due to the nature of the Company’s business, substantially all trade and finance receivables are due from vehicle dealers, salvage buyers, institutional sellers and insurance companies. The Company has possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables.

Trade receivables and finance receivables held for investment are reported net of an allowance for doubtful accounts and credit losses. The allowances for doubtful accounts and credit losses are based on management’s evaluation of the receivables portfolio under current conditions, the volume of the portfolio, overall portfolio credit quality, review of specific collection issues and such other factors which in management’s judgment deserve recognition in estimating losses. Finance receivables held for sale are carried at lower of cost or market. Fair value is based upon estimates of future cash flows including estimates of anticipated credit losses. Estimated losses for receivables sold by AFC Funding Corporation to the bank conduit facility with recourse to AFC Funding Corporation (see Note 8) are recorded as an accrued expense.

Classification of finance receivables in the Consolidated Statement of Cash Flows is dependent on the initial balance sheet classification of the finance receivable. Finance receivables initially classified as held for investment are included as investing activity in the Consolidated Statement of Cash Flows and finance receivables initially classified as held for sale are included as an operating cash flow.

Retained Interests in Finance Receivables Sold

Retained interests in finance receivables sold are classified as trading securities pursuant to SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and carried at estimated fair value with gains and losses recognized in the Consolidated Statements of Income. Fair value is based upon estimates of future cash flows, using assumptions that market participants would use to value such investments, including estimates of anticipated credit losses over the life of the finance receivables sold. The cash flows were discounted using a market discount rate.

Other Current Assets

Other current assets consist of inventories, notes receivable and prepaid expenses. The inventories, which consist of vehicles, supplies, and parts are accounted for on the specific identification method, and are stated at the lower of cost or market.

Notes receivable consist of amounts due from dealers, purchasers of assets sold and work-out loans established with customers unable to meet the repayment schedule of the finance receivables.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

The recognition of interest ceases upon the establishment of the work-out loans. Gross notes receivable balances in “Other current assets” were $0.4 million at April 19, 2007. The allowance for losses on notes receivable is based on management’s evaluation of the notes receivable given current conditions, payment history, the credit-worthiness of the borrower and review of specific collection issues and such other factors which in management’s judgment deserve recognition in estimating losses. The allowance for losses on notes receivable was approximately $0.2 million at April 19, 2007. Additions to the allowance are charged to bad debt expense. This amount totaled $0 for the period January 1 – April 19, 2007 and for the year ended December 31, 2006.

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets of businesses acquired. Goodwill is tested for impairment annually, or more frequently as impairment indicators arise. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

Other Intangible Assets

Other intangible assets generally consist primarily of customer relationships, computer software and non-compete agreements, and are amortized using the straight-line method. Customer relationships are amortized over the life determined in the valuation of the particular acquisition. Costs incurred related to software developed or obtained for internal use are capitalized during the application development stage of software development and amortized over their estimated useful lives. The non-compete agreements are amortized over the life of the agreements and are written off upon being fully amortized. The lives of other intangibles assets are re-evaluated periodically when facts and circumstances indicate that revised estimates of useful lives may be warranted.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates intended to depreciate the costs of assets over their estimated useful lives. Upon retirement or sale of property and equipment, the cost of the disposed assets and related accumulated depreciation is removed from the accounts and any resulting gain or loss is credited or charged to selling, general and administrative expenses. Expenditures for normal repairs and maintenance are charged to expense as incurred. Additions and expenditures for improving or rebuilding existing assets that extend the useful life are capitalized. Leasehold improvements made either at the inception of the lease or during the lease term are amortized over the shorter of their economic lives or the lease term including any renewals that are reasonably assured.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Other Assets

Other assets consist of investments held to maturity, debt issuance costs, notes receivable, deposits, cost and equity method investments and other long-term assets. Investments at April 19, 2007 included $34.5 million of Fulton County Taxable Economic Development Revenue Bonds purchased in connection with the capital lease for the Atlanta facility that became operational in the fourth quarter of 2003. The bonds will be held to maturity (December 1, 2017) and bear a fixed interest rate of 5 percent.

During 2006, AFC acquired a 15 percent interest in Finance Express LLC for $12.6 million in cash. Finance Express is a web-based company specializing in software to facilitate the origination of motor vehicle retail installment loan contracts between independent used vehicle dealers and lending institutions. In addition, the Company also receives certain fees from Finance Express for assistance in marketing its software product and services to independent used vehicle dealers. The Company evaluated its investment in Finance Express pursuant to Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. The Company is currently not the primary beneficiary of the VIE and its risk of loss is limited, in all material respects, to its investment in Finance Express. Finance Express is a LLC that maintains specific capital accounts for each member. Therefore, the Company uses the equity method of accounting for this investment in accordance with the guidance in Emerging Issues Task Force (“EITF”) 03-16, Accounting for Investments in Limited Liability Companies, Statement of Position (“SOP”) 78-9, Accounting for Investments in Real Estate Ventures, and SAB Topic D-46, Accounting for Limited Partnership Investments. The Company’s share of Finance Express’ earnings or losses is recorded in “Other income, net” in the Consolidated Statements of Income and was not material for the period ended April 19, 2007 and the year ended December 31, 2006.

Debt issuance costs reflect the expenditures incurred in the first half of 2004 to issue the $125 million senior subordinated notes and to obtain the bank credit facility. In addition, debt issue costs reflect the expenditures incurred in the third quarter of 2005 to amend and restate the bank credit facility. The debt issuance costs are being amortized over their respective lives to interest expense and had a carrying amount of $4.8 million at April 19, 2007.

Long-Lived Assets

ADESA applies SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Management reviews its property and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. If the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, a loss is recognized in the period when it is determined that the carrying amount of the asset may not be recoverable to the extent that the carrying amount exceeds the fair value of the asset. The impairment analysis is based on the Company’s current business strategy, expected growth rates and estimated future economic and regulatory conditions.

Accounts Payable

Accounts payable include amounts due sellers from the proceeds of the sale of their consigned vehicles less any fees, as well as outstanding checks to sellers and vendors. Book overdrafts,

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

representing outstanding checks in excess of funds on deposit, are recorded in “Accounts payable” and amounted to $181.4 million at April 19, 2007.

Environmental Liabilities

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in “Other accrued expenses” (current portion) and “Other liabilities” (long-term portion) at undiscounted amounts and generally exclude claims for recoveries from insurance or other third parties.

Revenue Recognition

Auction Services Group

Revenues and the related costs are recognized when the services are performed. Auction fees from sellers and buyers are recognized upon the sale of the vehicle through the auction process. Many of the vehicles that are sold at auction are consigned to the Company by the seller and held at the Company’s facilities. The Company does not take title to these consigned vehicles and recognizes revenue when a service is performed as requested by the owner of the vehicle. The Company does not record the gross selling price of the consigned vehicles sold at auction as revenue. Instead, the Company records only its auction fees as revenue because it does not take title to the consigned vehicles, has no influence on the vehicle auction selling price agreed to by the seller and buyer at the auction and the fees that the Company receives for its services are generally a fixed amount. Revenues from reconditioning, logistics, vehicle inspection and certification, titling, evaluation and salvage recovery services are generally recognized when the services are performed.

Dealer Services Group

AFC’s revenue is comprised primarily of securitization income and interest and fee income. As is customary for finance companies, AFC’s revenues are reported net of a provision for credit losses. The following table summarizes the primary components of AFC’s revenue:

Dealer Services Group Revenue (In millions)	January 1 – April 19, 2007	December 31, 2006
Securitization income	$24.9	$75.1
Interest and fee income	20.3	68.4
Other revenue	1.2	0.7
Provision for credit losses	(0.5)	(0.2)

	$45.9	$144.0

Securitization income

Securitization income is primarily comprised of the gain on sale of finance receivables sold, but also includes servicing income, discount accretion, and any change in the fair value of the retained interest in finance receivables sold. AFC generally sells its U.S. dollar denominated finance receivables through a revolving private securitization structure. Gains and losses on the sale of receivables are recognized upon transfer to the bank conduit facility.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Interest and fee income

Interest on finance receivables is recognized based on the number of days the vehicle remains financed. AFC ceases recognition of interest on finance receivables when the loans become delinquent, which is generally 31 days past due. Dealers are also charged fees to floorplan a vehicle (“floorplan fee”) and to extend the terms of the receivable (“curtailment fee”). AFC fee income including floorplan and curtailment fees is recognized over the life of the finance receivable.

Loan origination costs

Loan origination costs incurred by AFC in originating floorplan receivables are capitalized at the origination of the customer contract. Such costs for receivables retained are amortized over the estimated life of the customer contract. Costs associated with receivables sold are included as a reduction in securitization income.

Income Taxes

The Company has filed a consolidated federal income tax return for the period ended April 19, 2007 and for the year ended December 31, 2006. The Company files state income tax returns in accordance with the applicable rules of each state. The Company accounts for income taxes under the asset and liability method in accordance with SFAS 109, Accounting for Income Taxes. The provision for income taxes includes federal, foreign, state and local income taxes currently payable, as well as deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Earnings per Share

Earnings per share-basic is computed by dividing net income by the weighted average common shares outstanding during the year. Earnings per share-diluted represents net income divided by the sum of the weighted average common shares outstanding plus potential dilutive instruments such as stock options and unvested restricted stock. The effect of stock options on earnings per share-diluted is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company’s common stock at the average market price during the period. Stock options that would have an anti-dilutive effect on earnings per share are excluded from the calculations.

Accounting for Stock-Based Compensation

Prior to 2006, ADESA applied the intrinsic value method provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, to account for stock-based awards. Under the intrinsic value method, no compensation cost is recognized if the exercise price of the Company’s stock options was equal to or greater than the market price of the underlying stock on the date of grant. Accordingly, the Company did not recognize compensation expense for employee stock options that were granted in prior years. However,

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

compensation expense was recognized on other forms of stock-based awards, including restricted stock units and performance based stock awards. SFAS 123(R), Share-Based Payment, replaces SFAS 123 and supersedes APB 25. The statement requires that all stock-based compensation be recognized as expense in the financial statements and that such cost be measured at the fair value of the award at the grant date. On January 1, 2006, the Company adopted the provisions of SFAS 123(R) using the modified prospective application method, and therefore was not required to restate its financial results for prior periods. Under this transition method, as of January 1, 2006, ADESA began to apply the provisions of this statement to new and modified awards, as well as to the nonvested portion of awards granted and outstanding at the time of adoption using the fair value amounts determined for pro forma disclosure under SFAS 123.

The Company’s stock-based compensation awards, including both stock options and restricted stock units, have a retirement eligible provision, whereby awards granted to employees who have reached the retirement eligible age and meet certain service requirements with either ADESA and/or its former parent, ALLETE, automatically vest when an eligible employee retires from the Company. The Company has previously accounted for this type of arrangement by recognizing compensation cost (for both pro forma and recognition purposes) over the nominal vesting period (i.e., over the full stated vesting period of the award) and, if the employee retired before the end of the vesting period, by recognizing any remaining unrecognized compensation cost at the date of retirement. Following adoption of SFAS 123(R), new awards are subject to the non-substantive vesting period approach, which specifies that an award is vested when the employee’s retention of the award is no longer contingent on providing subsequent service. Recognizing that many companies followed the nominal vesting period, the SEC issued guidance for transitioning to the non-substantive vesting period approach. The Company has revised its approach to apply the non-substantive vesting period approach to all new grants after adoption, but continues to follow the nominal vesting period approach for the remaining portion of unvested outstanding awards. An additional requirement of SFAS 123(R) is that estimated forfeitures be considered in determining compensation expense. As previously permitted, the Company recorded forfeitures when they occurred. Estimating forfeitures did not have a material impact on the determination of compensation expense.

As a result of adopting SFAS 123(R) on January 1, 2006, income from continuing operations before income taxes and net income for the year ended December 31, 2006, were $2.3 million and $1.4 million lower, respectively, than if the Company had continued to account for share-based awards under APB Opinion No. 25. Basic and diluted earnings per share from continuing operations were both $0.02 lower for the year ended December 31, 2006 as a result of the adoption of SFAS 123(R).

Prior to the adoption of SFAS 123(R), tax benefits of deductions resulting from the exercise of stock options were presented as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123(R) requires cash flows resulting from tax deductions from the exercise of stock options in excess of recognized compensation cost (excess tax benefits) to be classified as financing cash flows. This change in classification did not have a significant impact on the Consolidated Statement of Cash Flows as the excess tax benefits recognized for the year ended December 31, 2006 were approximately $0.5 million.

Reclassifications and Revisions

Certain prior year amounts in the consolidated financial statements have been reclassified or revised to conform to the current year presentation.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Note 4—Acquisitions

2006 Acquisitions

In February 2006, the Company completed the purchase of certain assets of the N.E. Penn Salvage Company, an independently owned salvage auction in northeast Pennsylvania. The purchased assets included the accounts receivables, operating equipment and customer relationships related to the auction. In addition, the Company entered into operating lease obligations related to the facility through 2016. Initial annual lease payments for the facilities total approximately $0.1 million per year. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

In March 2006, the Company completed the acquisition of certain assets of Auction Broadcasting Company’s South Tampa used vehicle auction serving western and central Florida. The Company has renamed the auction ADESA Sarasota. The assets purchased included land and buildings, the related operating equipment, accounts receivable and customer relationships related to the auction. The auction is comprised of approximately 63 acres and includes six auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The Company did not assume any material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

In September 2006, the Company acquired three independent salvage auctions in the state of Texas, providing the Company a presence in the second largest salvage market in the U.S. The auctions have been renamed ADESA Impact San Antonio, ADESA Impact Houston and ADESA Impact Dallas/Ft. Worth. The assets purchased included operating equipment, accounts receivable and customer relationships related to the auctions. In addition, the Company entered into operating lease obligations related to the facilities through 2011. Initial annual lease payments for the facilities total approximately $1.2 million per year. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for these acquisitions have been included in the Company’s consolidated financial statements since the date of acquisition.

ADESA acquired the five previously mentioned auctions for a total cost of $54.5 million, in cash. Purchase price allocations have been recorded for each acquisition. The purchase price of the acquisitions was allocated to the acquired assets based upon fair market values, including $12.9 million to other intangible assets, representing the fair value of acquired customer relationships and non-compete agreements, which will be amortized over their expected useful lives of 3 to 15 years. The purchase price allocations resulted in aggregate goodwill of $23.3 million. The goodwill was assigned to the Auction Services Group reporting segment and is expected to be fully deductible for tax purposes. Pro forma financial results reflecting the acquisitions were not materially different from those reported.

Note 5—Discontinued Operations

In February 2003, management approved a plan to discontinue the operations of the Company’s vehicle importation business. The financial results of the vehicle importation business have been accounted for as discontinued operations for all periods presented. The business was formerly included in the Auction Services Group reporting segment.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Net loss from discontinued operations for the period January 1 through April 19, 2007 and the year ended December 31, 2006 primarily includes interest on the vehicle importation business adverse judgment. At April 19, 2007 there were $0.0 million in assets and $7.2 million in liabilities related to discontinued operations. Liabilities at April 19, 2007 primarily represent the accrual of the importation adverse judgment, under appeal, and accrued interest on the award pursuant to Michigan law. For a complete discussion of the Importation litigation, see Note 21.

The following summarizes financial information for the discontinued operations (in millions, except per share data):

	January 1 – April 19, 2007	December 31, 2006
Statements of Income
Operating revenues	$—	$—
Operating expenses	0.1	0.6

(Loss) before income taxes	(0.1)	(0.6)
Income taxes	—	0.1

(Loss) from discontinued operations	$(0.1)	$(0.5)

Net (loss) per share from discontinued operations—basic	$—	$—

Net (loss) per share from discontinued operations—diluted	$—	$(0.01)

Note 6—Stock Plans

Equity and Incentive Plan

Prior to the merger transactions, ADESA had an equity and incentive plan under which employees were awarded stock options, restricted stock and other stock-based awards. As a result of the merger transactions on April 20, 2007, as discussed in Note 1, all outstanding options, restricted stock and restricted stock units became fully vested on the date of the merger. As such, approximately 3.4 million outstanding options to purchase shares of ADESA’s common stock were cancelled in exchange for payments in cash of $27.85 per underlying share, less the applicable option exercise price, resulting in net proceeds to holders of $18.6 million. In addition, approximately 0.3 million outstanding restricted stock and restricted stock units were cancelled in exchange for payments in cash of $27.85 per underlying share. The accelerated vesting of the options resulted in additional stock-based compensation expense of approximately $2.0 million and the accelerated vesting of restricted stock and restricted stock units resulted in additional stock-based compensation expense of approximately $2.8 million. This additional $4.8 million is included in the “Transaction expenses” line item of the Consolidated Income Statement for the period from January 1 through April 19, 2007.

Prior to the merger transactions, certain key employees of the Company and its subsidiaries participated in the ADESA, Inc. 2004 Equity and Incentive Plan (“the Plan”). The maximum number of shares reserved for the grant of awards under the 2004 Equity and Incentive Plan was 8.5 million. There were approximately 2.9 million remaining shares available for grant under the Plan on December 31, 2006. The Plan provided for the grant of incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. To date, the grants have been stock options, restricted stock and restricted stock units.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

The Company used its treasury stock to satisfy stock option exercises and stock distributions. At April 19, 2007 the Company held 4,093,395 shares of treasury stock.

The compensation cost that was charged against income for all plans was $6.4 million and $5.8 million for the period ended January 1 through April 19, 2007 and the year ended December 31, 2006. The total income tax benefit recognized in the Consolidated Statements of Income for stock compensation agreements was approximately $2.5 million and $2.2 million for the period January 1 through April 19, 2007 and the year ended December 31, 2006. The Company did not capitalize any stock-based compensation cost in the year ended December 31, 2006.

Stock Options

Stock options were granted under the Plan at an exercise price of not less than the fair market value of a share of ADESA common stock on the date of grant and generally vested in equal annual installments over three years with expiration not to exceed six years from the date of grant. The weighted average fair value of options granted was $8.54 per share for the year ended December 31, 2006. There were no option grants under the Plan in 2007. The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Assumptions	2006
Risk-free interest rate	4.6 – 5.0%
Expected life—years	4
Expected volatility	38.0%
Dividend yield	1.15 – 1.18%

Risk-free interest rate—This is the yield on U.S. Treasury Securities posted at the date of grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected life—years—This is the period of time over which the options granted are expected to remain outstanding. Options granted by ADESA had a maximum term of six years, while the options converted from ALLETE to ADESA had a maximum term of ten years. An increase in the expected life will increase compensation expense.

Expected volatility—Actual changes in the market value of the Company’s stock are used to calculate the volatility assumption. Based on the Company’s limited time as a publicly traded company, a combination of historical volatility and the volatility of its comparable peer group was used to calculate expected volatility. An increase in the expected volatility will increase compensation expense.

Dividend yield—This is the annual rate of dividends per share over the exercise price of the option. An increase in the dividend yield will decrease compensation expense.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

The following table summarizes stock option activity for the year ended December 31, 2006 and the period ended April 19, 2007:

Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2006	4,482,953	$22.09
Granted	338,507	$25.99
Exercised	(453,216)	$20.93
Forfeited or cancelled	(254,336)	$23.90

Outstanding at December 31, 2006	4,113,908	$22.43	3.9	$21.9

Exercisable at December 31, 2006	3,416,548	$22.10	3.8	$19.3

Outstanding at January 1, 2007	4,113,908	$22.43
Granted	—	NA
Exercised	(674,855)	$22.35
Forfeited or cancelled	(7,502)	$24.76

Outstanding at April 19, 2007	3,431,551	$22.44	3.6	$18.5

The aggregate intrinsic value in the table above represents the total pretax intrinsic value, based on ADESA’s closing stock price of $27.75 and $27.82 on December 31, 2006 and April 19, 2007, respectively, that would have been received by the option holders had all option holders exercised their options as of that date. This amount changes continuously based on the fair value of the Company’s stock. The total intrinsic value of options exercised during the year ended December 31, 2006 was $2.1 million. The total intrinsic value of options exercised from January 1 through April 19, 2007 was $4.1 million. The fair value of all vested and exercisable shares at April 19, 2007 and December 31, 2006 was $83.9 million and $94.8 million.

As of December 31, 2006, there was approximately $2.4 million of total unrecognized compensation expense related to stock options granted which was expected to be recognized over a weighted average term of 1.8 years. This unrecognized compensation expense only includes the cost for those options expected to vest, as the Company estimated expected forfeitures in accordance with SFAS 123(R). When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as actual forfeitures. An increase in estimated forfeitures would decrease compensation expense.

As a result of the merger, the vesting of the options was accelerated and resulted in approximately $2.0 million of additional stock-based compensation expense. This additional $2.0 million is included in the “Transaction expenses” line item of the Consolidated Income Statement for the period January 1 through April 19, 2007.

Restricted Stock Units

The fair value of restricted stock units (“RSUs”) is the value of ADESA’s stock at the date of grant, which ranges between $20.51 and $26.24 per share. The grants are contingent upon continued employment and vest over periods ranging from one to three years. Dividends, payable in stock,

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

accrue on a portion of the grants and are subject to the same specified terms as the original grants. As of December 31, 2006, a total of 3,808 stock units have accumulated on nonvested RSUs due to dividend reinvestment.

The following table summarizes RSU activity, excluding dividend reinvestment units, for the year ended December 31, 2006 and the period ended April 19, 2007:

Restricted Stock Units	Number	Weighted Average Grant Date Fair Value
RSUs at January 1, 2006	227,769	$23.34
Granted	85,990	$26.02
Vested	(12,541)	$20.88
Forfeited	(19,523)	$23.89

RSUs at December 31, 2006	281,695	$24.23

Granted	93,407	$28.45
Vested	(25,661)	$24.44
Forfeited	(880)	$27.61

RSUs at April 19, 2007	348,561	$25.34

As of December 31, 2006, there was $2.1 million of total unrecognized compensation expense related to nonvested RSUs granted which was expected to be recognized over a weighted average term of 1.5 years. As a result of the merger, the vesting of the RSUs was accelerated and resulted in approximately $1.5 million of additional stock-based compensation expense. This additional $1.5 million is included in the “Transaction expenses” line item of the Consolidated Income Statement for the period January 1 through April 19, 2007.

The fair value of shares vested during the year ended December 31, 2006 was $0.3 million. The fair value of shares vested from January 1 through April 19, 2007 was $0.7 million.

Performance Based Restricted Stock Units

The Company’s 2006 long-term incentive plan included performance based restricted stock units whose future award was contingent upon annual 2006 income from continuing operations performance. In February 2007, the Company granted approximately 91,400 restricted stock units pursuant to the performance based component of the 2006 long-term incentive plan, with a grant date fair value of $28.59 per share. The RSU grants vest 33 percent in February 2008, 33 percent in February 2009 and 34 percent in February 2010. The Company accrued $0.9 million of expense through December 31, 2006 for the performance based RSUs. The amount is included in “Accrued employee benefits and compensation expenses” on the Consolidated Balance Sheet. As a result of the merger, the vesting of these restricted stock units was accelerated and resulted in approximately $1.3 million of additional stock-based compensation expense. This additional $1.3 million is included in the “Transaction expenses” line item of the Consolidated Income Statement for the period from January 1 through April 19, 2007.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Employee Stock Purchase Plan

Employees of the Company who meet certain eligibility requirements may participate in the ADESA, Inc. Employee Stock Purchase Plan (“ESPP”). Eligible participants are allowed to purchase shares of the Company’s common stock for 95 percent of the fair market value of a share of common stock on the New York Stock Exchange on the first trading day of each month. A participant’s combined payroll deductions, cash payments and reinvested dividends in the plan may not exceed $25 thousand per year. At December 31, 2006, approximately 26,000 shares had been issued under the ESPP plan and there were approximately 474,000 shares of ADESA common stock available for grant under the Company’s ESPP plan. As a condition to the definitive merger agreement between the Company and a group of private equity funds entered into on December 22, 2006, ADESA agreed not to grant any purchase rights or issue any common stock pursuant to the ESPP plan subsequent to the purchase period that ended December 31, 2006.

Note 7—Earnings Per Share

The following table sets forth the computation of earnings per share (in millions except share and per share amounts):

	January 1 – April 19, 2007	Year Ended December 31, 2006

Income from continuing operations	$27.0	$126.8
Loss from discontinued operations, net of income taxes	(0.1)	(0.5)

Net income	$26.9	$126.3

Weighted average common shares outstanding	90.62	89.87
Effect of dilutive stock options and restricted stock awards	0.76	0.37

Weighted average common shares outstanding and assumed conversions	91.38	90.24

Earnings per share—basic
Income from continuing operations	$0.30	$1.41
Loss from discontinued operations, net of income taxes	—	—

Net income	$0.30	$1.41

Earnings per share—diluted
Income from continuing operations	$0.29	$1.41
Loss from discontinued operations, net of income taxes	—	(0.01)

Net income	$0.29	$1.40

Basic earnings per share were calculated based upon the weighted-average number of outstanding common shares for the period. Diluted earnings per share were calculated consistent with basic earnings per share including the effect of dilutive unissued common shares related to the Company’s stock-based employee compensation programs. Total options outstanding at April 19, 2007 and December 31, 2006 were 3.4 million and 4.1 million, respectively. Stock options with an exercise price per share greater than the average market price per share were excluded from the calculation of diluted earnings per share for all periods presented as including these options would have an anti-dilutive impact. Approximately 0.3 million options were excluded from the calculation of diluted earnings per share for the year ended December 31, 2006. The Company’s policy for calculating the

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

potential windfall tax benefit or shortfall for the purpose of calculating assumed proceeds under the treasury stock method excludes the impact of pro forma deferred tax assets related to partially or fully vested awards on the date of adoption.

Note 8—Allowance for Credit Losses and Doubtful Accounts

The following is a summary of the changes in the allowance for credit losses related to finance receivables held for investment (in millions):

	April 19, 2007	December 31, 2006
Allowance for Credit Losses
Balance at beginning of period	$2.0	$2.4
Provision for credit losses	0.5	0.3
Recoveries	0.1	0.4
Less charge-offs	(0.4)	(1.1)
Other	0.1	—

Balance at end of period	$2.3	$2.0

AFC’s allowance for credit losses includes estimated losses for finance receivables currently held on the balance sheet of AFC and its subsidiaries. Additionally, an accrued liability of $3.9 million for estimated losses for loans sold by AFC Funding was recorded at April 19, 2007. These loans were sold to a bank conduit facility with recourse to AFC Funding and will come back on the balance sheet of AFC Funding at fair market value if they prove to become ineligible under the terms of the collateral arrangement with the bank conduit facility.

The following is a summary of changes in the allowance for doubtful accounts related to trade receivables (in millions):

	April 19, 2007	December 31, 2006
Allowance for Doubtful Accounts
Balance at beginning of period	$4.9	$3.9
Provision for credit losses	0.4	2.5
Less net charge-offs	(0.3)	(1.5)

Balance at end of period	$5.0	$4.9

Recoveries of trade receivables were netted with charge-offs, as they were not material. Changes in the Canadian exchange rate did not have a material effect on the allowance for doubtful accounts.

Note 9—Finance Receivables

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary (“AFC Funding Corporation”), established for the purpose of purchasing AFC’s finance receivables. Effective March 31, 2006, AFC and AFC Funding Corporation amended their securitization agreement to extend the expiration date of the agreement from June 30, 2008 to April 30, 2009. This agreement is subject to annual renewal of short-term liquidity by the liquidity providers and allows for the revolving sale by AFC Funding Corporation to a bank conduit facility of up to a maximum of $600 million in undivided interests in certain eligible finance receivables subject to committed liquidity. AFC Funding

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Corporation had committed liquidity of $550 million at December 31, 2006. On February 12, 2007, committed liquidity was increased to $600 million. Receivables that AFC Funding sells to the bank conduit facility qualify for sales accounting for financial reporting purposes pursuant to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and as a result are not reported on the Company’s Consolidated Balance Sheet.

At April 19, 2007, AFC managed total finance receivables of $835.7 million, of which $731.8 million had been sold without recourse to AFC Funding Corporation. Undivided interests in finance receivables were sold by AFC Funding Corporation to the bank conduit facility with recourse totaling $525.0 million at April 19, 2007. Finance receivables include $59.5 million classified as held for sale and $179.0 million classified as held for investment at April 19, 2007. AFC’s allowance for losses of $2.3 million at April 19, 2007 include an estimate of losses for finance receivables held for investment. Additionally, accrued liabilities of $3.9 million for the estimated losses for loans sold by the special purpose subsidiary were recorded at April 19, 2007. These loans were sold to a bank conduit facility with recourse to the special purpose subsidiary and will come back on the balance sheet of the special purpose subsidiary at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility.

The outstanding receivables sold, the retained interests in finance receivables sold and a cash reserve equal to 1 percent of total sold receivables serve as security for the receivables that have been sold to the bank conduit facility. After the occurrence of a termination event, as defined in the agreement, the bank conduit facility may, and could, cause the stock of AFC Funding Corporation to be transferred to the bank conduit facility, though as a practical matter the bank conduit facility would look to the liquidation of the receivables under the transaction documents as their primary remedy.

Proceeds from the revolving sale of receivables to the bank conduit facility were used to fund new loans to customers. AFC and AFC Funding Corporation must maintain certain financial covenants including, among others, limits on the amount of debt AFC can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreement also incorporates the financial covenants of ADESA’s credit facility. At December 31, 2006, the Company was in compliance with the covenants contained in the securitization agreement.

The following illustration presents quantitative information about delinquencies, credit losses less recoveries (“net credit losses”) and components of securitized financial assets and other related assets managed. For purposes of this illustration, delinquent receivables are defined as receivables 31 days or more past due.

	April 19, 2007 Principal Amount of:		Net Credit Losses During 2007	Net Credit Losses During 2006
(in millions)	Receivables	Receivables Delinquent
Floorplan receivables	$223.5	$4.1	$0.3	$0.7
Special purpose loans	15.0	0.9	—	—

Finance receivables held	$238.5	$5.0	$0.3	$0.7

Receivables sold	525.0
Retained interests in finance receivables sold	72.2

Total receivables managed	$835.7

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

The following table summarizes certain cash flows received from and paid to the special purpose subsidiaries:

	April 19, 2007	December 31, 2006

Proceeds from sales of finance receivables	$1,661.4	$4,646.8
Servicing fees received	$6.8	$16.1
Proceeds received on retained interests in finance receivables sold	$24.8	$113.0

The Company’s retained interests in finance receivables sold amounted to $72.2 million at April 19, 2007. Sensitivities associated with the Company’s retained interests were insignificant at all periods presented due to the short-term nature of the asset.

Note 10—Goodwill and Other Intangible Assets

Goodwill consisted of the following (in millions):

April 19, 2007

Auction Services Group
ALLETE’s acquisition of ADESA	$113.4
Canadian Auction Group	100.4
Manheim Auctions	147.1
Auto Placement Center, Inc.	25.5
Impact Auto Auctions and Suburban Auto	35.4
Other	126.0

547.8
Dealer Services Group
ALLETE’s acquisition of ADESA	11.6

$559.4

The $1.6 million increase in goodwill through April 19, 2007 was primarily attributable to changes in the Canadian exchange rate.

A summary of other intangibles is as follows (in millions):

	Useful Lives (in years)	April 19, 2007
		Gross Carrying Amount	Accumulated Amortization	Carrying Value
Customer relationships	7 – 25	$37.2	$(9.0)	$28.2
Computer software	3 – 7	53.1	(34.6)	18.5
Other	1 – 10	2.1	(1.8)	0.3

Total		$92.4	$(45.4)	$47.0

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Amortization expense for other intangibles was $13.2 million for the year ended December 31, 2006. For the period January 1 through April 19, 2007 amortization expense for other intangibles was $3.9 million.

Estimated amortization expense for the next five years is $11.1 million for 2007, $6.3 million for 2008, $4.7 million for 2009, $4.2 million for 2010 and $3.5 million for 2011.

Note 11—Property and Equipment

Property and equipment consisted of the following (in millions):

	Useful Lives (in years)	April 19, 2007

Land		$213.5
Buildings	10 – 40	252.4
Land improvements	10 – 20	155.2
Building and leasehold improvements	5 – 40	48.4
Furniture, fixtures and equipment	2 – 10	104.9
Vehicles and aircraft	3 – 12	10.4
Construction in progress		12.0

		796.8
Accumulated depreciation		(199.2)

Property and equipment, net		$597.6

Depreciation expense for the period January 1 through April 19, 2007, and the year ended December 31, 2006 was $12.0 million and $33.3 million.

In 2003, the Company entered into a capital lease for the new Atlanta auction facility in conjunction with the purchase of development revenue bonds. The assets included above under this capital lease are summarized below (in millions):

April 19, 2007

Classes of Property
Land	$12.9
Buildings	13.3
Land improvements	5.6
Furniture, fixtures and equipment	2.7

34.5
Accumulated depreciation	(5.5)

Capital lease assets	$29.0

Assets held under this capital lease are depreciated in a manner consistent with the Company’s depreciation policy for owned assets.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Note 12—Long-Term Debt

As discussed in Note 1, a portion of the proceeds from the merger transactions including the debt financing and the equity contribution from the sponsors were used to repay substantially all of the existing indebtedness (including accrued interest and prepayment penalties) of ADESA, excluding the Atlanta capital lease obligation, on April 20, 2007. Long-term debt consists of the following at (in millions):

	Interest Rate	Maturity	April 19, 2007

Term Loan A	LIBOR + 1.00%	06/30/2010	$97.5
$350 million revolving credit facility	LIBOR + 1.00%	06/30/2010	88.0
Atlanta capital lease obligation	5.0%	12/01/2013	34.5
Senior subordinated notes	7 5/8%	06/15/2012	125.0
Canadian line of credit	Prime + 0.25%	12/31/2007	—

Total debt			345.0
Less current portion of long-term debt			30.0

Long-term debt			$315.0

The weighted average interest rate on the Company’s variable rate debt was 6.4 percent at April 19, 2007. The weighted average interest rate on all borrowings at April 19, 2007 was 6.69 percent.

Amended and Restated Credit Agreement

On July 25, 2005, the Company entered into a $500 million credit facility, pursuant to the terms and conditions of an amended and restated credit agreement (the “Credit Agreement”) with Bank of America, N.A., as administrative agent, and a syndicate of lenders. The Credit Agreement has a five year term that expires on June 30, 2010. Under the terms of the Credit Agreement, the lenders committed to provide advances and letters of credit in an aggregate amount of up to $500 million. Borrowings under the Credit Agreement may be used to refinance certain of ADESA’s outstanding debt, to finance working capital, capital expenditures and acquisitions permitted under the Credit Agreement and for other corporate purposes. The Credit Agreement provides for a five year $150 million term loan and a $350 million revolving credit facility. The term loan will be repaid in 20 quarterly installments, with the final payment due on June 30, 2010. The revolving credit facility may be used for loans, and up to $25 million may be used for letters of credit. Letters of credit reducing the available line of credit were $15.1 million at April 19, 2007. The revolving loans may be borrowed, repaid and reborrowed until June 30, 2010, at which time all amounts borrowed must be repaid.

The revolving credit facility and the term loan facility bear interest at a rate equal to LIBOR plus a margin ranging from 87.5 basis points to 150 basis points depending on the Company’s total leverage ratio. As of April 19, 2007, ADESA’s margin based on its leverage ratio was 100 basis points. The annualized effective interest rate for the period January 1 through April 19, 2007 was 7.31 percent.

The Credit Agreement contains certain restrictive loan covenants, including, among others, financial covenants requiring a maximum total leverage ratio, a minimum interest coverage ratio, and a minimum fixed charge coverage ratio and covenants limiting ADESA’s ability to incur indebtedness,

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

grant liens, make acquisitions, be acquired, dispose of assets, pay dividends, repurchase stock, make capital expenditures and make investments. EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude after-tax (a) gains or losses from asset sales; (b) temporary gains or losses on currency; (c) certain non-recurring gains and losses; (d) stock option expense; and (e) certain other noncash amounts included in the determination of net income, is utilized in the calculation of the financial ratios contained in the covenants. At December 31, 2006, the Company was in compliance with the covenants contained in the credit facility. The credit facility is guaranteed by substantially all of the Company’s material domestic subsidiaries (excluding, among others, AFC Funding Corporation), and is secured by a pledge of all of the equity interests in the guarantors and a pledge of 65 percent of certain capital interests of the Company’s Canadian subsidiaries.

Senior Subordinated Notes

Concurrent with the initial public offering, the Company offered 7 5/8 percent senior unsecured subordinated notes with a principal amount of $125.0 million due June 15, 2012. Interest on the notes is payable semi-annually in arrears and commenced on December 15, 2004.

At any time prior to June 15, 2008, the notes may be redeemed in whole or in part at an early redemption price. The Company may redeem the notes at any time on or after June 15, 2008 at specified redemption prices. Prior to June 15, 2007, the Company may redeem up to 35 percent of the aggregate principal amount of the notes issued under the indenture with the net cash proceeds of one or more qualified equity offerings at a redemption price equal to 107 5/8 percent of the principal amount, plus accrued and unpaid interest, provided that: (a) at least 65 percent of the aggregate principal amount of the notes issued under the indenture remains outstanding immediately after the occurrence of the redemption and (b) redemption occurs within 90 days of the date of any such equity offering.

The notes are unsecured and subordinated in right of payment to all of the Company’s existing and future senior debt, including borrowings under the credit facility. The incurrence of future senior debt is governed by certain limitations, including an interest coverage ratio exception. The notes contain certain financial and operational restrictions on paying dividends and other distributions, making certain acquisitions or investments and incurring indebtedness, and selling assets. At December 31, 2006, the Company was in compliance with the covenants contained in the senior subordinated notes.

Canadian Line of Credit

A C$8 million line of credit is available to ADESA Canada. The line of credit bears interest at a rate equal to the prime rate plus a margin ranging from 0 to 25 basis points depending on the Company’s total leverage ratio. Letters of credit reducing the available line of credit were C$2.5 million at April 19, 2007. The line of credit is subject to renewal at the end of each calendar year and is guaranteed by ADESA, Inc.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Future Principal Payments

Aggregate future principal payments on long-term debt are as follows (in millions):

April 19, 2007
2007	$22.5
2008	30.0
2009	30.0
2010	103.0
2011	—
Thereafter	159.5

$345.0

Note 13—Financial Instruments

The Company’s derivative activities are initiated within the guidelines of documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative or trading purposes.

Interest Rate Risk Management

The Company uses interest rate swap agreements to manage the variability of cash flows to be paid due to interest rate movements on its variable rate debt. In June 2004, the Company entered into an interest rate swap agreement with a notional amount of $105 million to manage its exposure to interest rate movements on its variable rate debt. The interest rate swap agreement contained amortizing provisions and matured in December 2006.

In November 2005, the Company entered into an interest rate swap agreement with a notional amount of $40 million to manage its exposure to interest rate movements on its variable rate credit facility. The swap was scheduled to mature in May 2008; however, ADESA terminated its $40 million interest rate swap on March 30, 2007, in anticipation of the pending merger and early repayment of its outstanding debt. The termination of the swap resulted in a gain of approximately $0.1 million.

The Company designates its interest rate swap agreements as cash flow hedges. The fair value of the interest rate swap agreements is estimated using pricing models widely used in financial markets and represents the estimated amount the Company would receive or pay to terminate the agreements at the reporting date. At December 31, 2006 the fair value of the remaining interest rate swap agreement was a $0.2 million gain. Changes in the fair value of the interest rate swap agreements designated as cash flow hedges are recorded in “Other comprehensive income”. Unrealized gains or losses on interest rate swap agreements are included as a component of “Accumulated other comprehensive income”. At December 31, 2006, there was a net unrealized gain totaling $0.1 million, net of taxes of $0.1 million.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, finance receivables, trade receivables and interest rate swap agreements. The Company maintains cash and cash equivalents, short-term investments, and certain

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and companies and limits the amount of credit exposure with any one institution. Cash and cash equivalents include interest-bearing investments with maturities of three months or less. These investments consist primarily of A-1 and P-1 or better rated financial instruments and counterparties. Due to the nature of the Company’s business, substantially all trade and finance receivables are due from vehicle dealers, salvage buyers, institutional sellers and insurance companies. The Company has possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of customers to which it grants credit terms in the normal course of business. In the event of nonperformance by counterparties to financial instruments the Company is exposed to credit-related losses, but management believes this credit risk is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Financial Instruments

The carrying amounts of trade receivables, finance receivables, other current assets, accounts payable, accrued expenses and borrowings under the Company’s short-term revolving line of credit facilities approximate fair value because of the short-term nature of those instruments.

The fair value of the Company’s notes receivable is determined by calculating the present value of expected future cash receipts associated with these instruments. The discount rate used is equivalent to the current rate offered to the Company for notes of similar maturities. As of April 19, 2007 the fair value of the Company’s notes receivable approximated the carrying value.

The fair value of the Company’s long-term debt is determined by calculating the present value of expected future cash outlays associated with the debt instruments. The discount rate used is equivalent to the current rate offered to the Company for debt of the same maturities. As of April 19, 2007 the fair value of the Company’s long-term debt approximated $352.8 million. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

Note 14—Leasing Agreements

The Company leases property, computer equipment and software, automobiles, trucks and trailers, pursuant to operating lease agreements with terms expiring through 2031. Some of the leases contain renewal provisions upon the expiration of the initial lease term, as well as fair market value purchase provisions. In accordance with SFAS 13 Accounting for Leases, rental expense is being recognized ratably over the lease period, including those leases containing escalation clauses. The deferred portion of the rent, for the leases containing escalation clauses, is included in “Accrued expenses” on the Consolidated Balance Sheet.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Total future minimum lease payments for non-cancellable operating leases with terms in excess of one year (excluding renewable periods) as of December 31, 2006 are as follows (in millions):

2007	$17.2
2008	14.7
2009	11.9
2010	10.4
2011	8.4
Thereafter	105.3

$167.9

Total lease expense for the period January 1 through April 19, 2007 and the year ended December 31, 2006 was $7.2 million and $23.6 million.

Note 15—Income Taxes

The components of the provision for income taxes are as follows for the periods ended (in millions):

	April 19, 2007	December 31, 2006

Income from continuing operations before income taxes:
Domestic	$37.8	$163.2
Foreign	14.1	41.2

Total	$51.9	$204.4

Income tax expense (benefit) from continuing operations:
Current:
Federal	$13.9	$61.1
Foreign	5.1	13.6
State	1.6	8.0

Total current provision	20.6	82.7

Deferred:
Federal	5.1	(2.5)
Foreign	(0.1)	0.6
State	(0.7)	(3.2)

Total deferred provision	4.3	(5.1)

Income tax expense from continuing operations	$24.9	$77.6

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

The provision for income taxes was different from the U.S. federal statutory rate applied to income before taxes, and is reconciled as follows for the periods ended:

	April 19, 2007	December 31, 2006

Statutory rate	35.0%	35.0%
State and local income taxes, net	1.8%	1.5%
Merger related costs	5.3%	0.6%
International operations	3.7%	(0.4)%
Stock-based compensation	2.7%	0.0%
Other, net	(0.5)%	1.3%

Effective rate	48.0%	38.0%

During the 2007 period, the effective tax rate was adversely impacted by merger related costs and foreign repatriations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred tax assets (liabilities) are comprised of the following at the period ended (in millions):

April 19, 2007

Gross deferred tax assets:
Allowances	$6.6
Accruals and liabilities	8.2
Employee benefits and compensation	13.2
Foreign tax credit carryover	5.9
State net operating loss carryforwards	6.2
Foreign credits	—
Other	0.9

Total deferred tax asset	41.0

Deferred tax asset valuation allowance	(0.9)

Total	40.1

Gross deferred tax liabilities:
Depreciation	(28.6)
Goodwill and intangibles	(40.9)
Transaction costs	(11.6)
Other	(0.2)

Total	(81.3)

Net deferred tax liabilities	$(41.2)

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

The gross tax benefit from state net operating loss carryforwards expire as follows (in millions):

2007 (December 31, 2007)	$—
2008	0.3
2009	—
2010	0.1
2011	0.6
2012 to 2026	5.2

$6.2

Undistributed earnings of the Company’s foreign subsidiaries were approximately $25.6 million at April 19, 2007. Because these amounts have been or will be reinvested in properties and working capital, the Company has not recorded the deferred taxes associated with these earnings.

The Company made federal income tax payments, net of refunds, of $1.0 million up to April 19, 2007 and $49.7 million in 2006. State and foreign income taxes paid by the Company, net of refunds, up to April 19, 2007 and during 2006 totaled $6.7 million and $24.1 million.

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No 109 (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on income tax returns. As a result of adopting FIN 48, the Company recorded an increase in liabilities of $1.7 million and a corresponding decrease in retained earnings.

Subsequent to the adoption of FIN 48, the Company had total unrecognized tax benefits of $15.7 million at January 1, 2007. The amount of unrecognized tax benefits at January 1, 2007, that if recognized, would affect the effective tax rate were $15.7 million.

The Company records interest and penalties associated with the uncertain tax positions within its provision for income taxes on the income statement. As of January 1, 2007, the Company had reserves totaling $2.9 million associated with interest and penalties, net of tax.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, U.S. and non-U.S. tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business the Company is subject to examination by taxing authorities in the U.S. and Canada. In general, the examination of the Company’s material tax returns is completed for the years prior to 2000.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Note 16—Comprehensive Income

The components of comprehensive income are as follows for the periods ended (in millions):

	April 19, 2007	December 31, 2006

Net income	$26.9	$126.3
Other comprehensive income, net of tax
Foreign currency translation	8.4	(0.6)
Unrealized (loss) gain on interest rate swaps	(0.1)	(0.4)

Comprehensive income	$35.2	$125.3

The composition of “Accumulated other comprehensive income” at April 19, 2007 is the net unrealized gains or (losses) on interest rate swaps of $0.0 million and foreign currency translation adjustments of $57.9 million.

Note 17—Segment Information

SFAS 131, Disclosures about Segments of an Enterprise and Related Information, requires reporting of segment information that is consistent with the manner in which management operates and views the Company. In 2006, the Company implemented several organizational realignment and management changes intended to better position the Company to serve its diverse customer bases, accommodate anticipated growth and realize operational efficiencies across all business lines. The former auction and related services or “ARS” segment is now referred to as Auction Services Group (“ASG”). The former dealer financing segment is now referred to as Dealer Services Group (“DSG”). The Company’s operations are grouped into three operating segments: used vehicle auctions, Impact salvage auctions and AFC. The Company aggregates its three operating segments into two reportable business segments: ASG and DSG. These reportable segments offer different services and are managed separately based on the fundamental differences in their operations. The realignment had no impact on aggregation of financial information at the reportable segment level.

ASG encompasses all wholesale and salvage auctions throughout North America (U.S. and Canada). The Company’s used vehicle auctions and Impact salvage auctions are included in the ASG segment. The two operating segments within the ASG reportable segment have similar economic characteristics. ASG relates to used vehicle and total loss vehicle remarketing, whether it be auction services, remarketing, or make ready services and all are interrelated, synergistic elements along the auto remarketing chain. The ASG operating segments transfer employees, share common customers, including used vehicle dealers, and in some cases operate out of the same auction site.

DSG includes the AFC finance business as well as other businesses and ventures the Company may enter into, focusing on providing the Company’s independent used vehicle dealer customers with value-added ancillary services and products. AFC is primarily engaged in the business of providing short-term, inventory-secured financing to independent, used vehicle dealers. AFC conducts business primarily at wholesale vehicle auctions in the U.S. and Canada.

The holding company is maintained separately from the two reportable segments and includes expenses associated with being a public company, such as salaries, benefits, and travel costs for the corporate management team, board of directors’ fees, investor relations costs, and incremental

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

insurance, treasury, legal, accounting, and risk management costs. Holding company interest includes the interest incurred on the corporate debt structure. The majority of costs incurred at the holding company are not allocated to the two business segments.

Financial information regarding the Company’s reportable segments is set forth below for the period ended January 1 – April 19 (in millions):

2007	Auction Services Group	Dealer Services Group	Holding Company	Consolidated
Operating revenues	$325.4	$45.9	$—	$371.3

Operating expenses
Cost of services (exclusive of depreciation and amortization)	177.7	9.6	—	187.3
Selling, general and administrative	69.0	6.9	9.6	85.5
Depreciation and amortization	14.7	0.9	0.3	15.9
Transaction expenses	4.2	0.7	19.9	24.8

Total operating expenses	265.6	18.1	29.8	313.5

Operating profit (loss)	59.8	27.8	(29.8)	57.8
Interest expense	0.6	—	7.2	7.8
Other (income) expense, net	(2.5)	1.1	(0.5)	(1.9)

Income (loss) from continuing operations before income taxes	61.7	26.7	(36.5)	51.9
Income taxes	22.2	10.5	(7.8)	24.9

Income (loss) from continuing operations	$39.5	$16.2	$(28.7)	$27.0

Assets	$1,697.1	$388.6	$133.8	$2,219.5

Capital expenditures	$11.1	$0.2	$—	$11.3

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Financial information regarding the Company’s reportable segments is set forth below for the year ended December 31, (in millions):

2006	Auction Services Group	Dealer Services Group	Holding Company	Consolidated
Operating revenues	$959.9	$144.0	$—	$1,103.9

Operating expenses
Cost of services (exclusive of depreciation and amortization)	535.4	28.4	—	563.8
Selling, general and administrative	215.9	21.2	22.1	259.2
Depreciation and amortization	42.2	3.5	0.8	46.5
Aircraft charge	—	—	3.4	3.4
Transaction expenses	—	—	6.1	6.1

Total operating expenses	793.5	53.1	32.4	879.0

Operating profit (loss)	166.4	90.9	(32.4)	224.9
Interest expense	4.3	—	23.1	27.4
Other (income) expense, net	(5.4)	1.0	(2.5)	(6.9)

Income (loss) from continuing operations before income taxes	167.5	89.9	(53.0)	204.4
Income taxes	64.3	32.7	(19.4)	77.6

Income (loss) from continuing operations	$103.2	$57.2	$(33.6)	$126.8

Assets	$1,628.5	$345.2	$1.6	$1,975.3

Capital expenditures	$36.6	$0.5	$—	$37.1

Geographic Information

Most of the Company’s operations outside the U.S. are in Canada. Information regarding the geographic areas of the Company’s operations is set forth below (in millions):

	January 1 – April 19, 2007	December 31, 2006

Operating revenues
U.S.	$300.8	$870.3
Foreign	70.5	233.6

	$371.3	$1,103.9

Long-lived assets
U.S.	$1,043.0
Foreign	168.5

	$1,211.5

The Company does not have any major customers as defined by SFAS 131.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Note 18—Dividends

In 2006, the Company paid a quarterly dividend of $0.075 per common share for an annual amount of $0.30 per common share. As a condition to the definitive merger agreement between the Company and a group of private equity funds entered into on December 22, 2006, ADESA agreed not to pay any dividends to holders of its common stock while the merger was pending. Payment of future dividends and the continuation of the dividend reinvestment plan will be at the discretion of the board of directors in accordance with applicable law after taking into account various factors, including ADESA’s financial condition, operating results, current and anticipated cash needs, plans for expansion and other contractual restrictions with respect to the payment of dividends.

Note 19—Employee Benefit Plan

The Company maintains a defined contribution 401(k) plan that covers substantially all U.S. employees. Participants are generally allowed to make non-forfeitable contributions up to the annual IRS limits. The Company currently matches 100 percent of the amounts contributed by each individual participant up to 3 percent of the participant’s compensation and 50 percent of the amounts contributed between 3 percent and 5 percent of the participant’s compensation. Participants are 100 percent vested in the Company’s contributions. During 2006 the Company contributed $4.6 million. For the period January 1 through April 19, 2007 the Company contributed $1.7 million.

Note 20—Transactions with Former Parent

In connection with the initial public offering, ALLETE and the Company delivered agreements governing various interim and ongoing relationships. These agreements included a master separation agreement, a tax sharing agreement, an employee and director matters agreement and a joint aircraft ownership and management agreement.

The Company and ALLETE entered into a tax sharing agreement, effective on the date of the spin-off, which governs ALLETE’s and the Company’s respective rights, responsibilities and obligations after the spin-off with respect to taxes. Under the tax sharing agreement, the Company will indemnify ALLETE for tax liabilities that are allocated to the Company for periods prior to the spin-off. The amount of taxes allocated to ADESA for such periods is the amount that the Company and its subsidiaries would have been required to pay under the previous agreements in place with ALLETE, determined in accordance with past practice.

The Company has agreed in this tax sharing agreement that the Company will indemnify ALLETE for any taxes arising out of the failure of the spin-off to qualify as tax-free distribution to ALLETE and the ALLETE shareholders as a result of the Company’s actions or inaction, and 50 percent of any such taxes that do not result from the actions or inaction of either the Company or ALLETE. The Company will share with ALLETE the right to control the disposition of any audits, litigation or other controversies with any taxing authorities regarding such taxes.

The Company entered into an employee and director matters agreement with ALLETE that governs the allocation of responsibilities related to employee benefit plans provided by ALLETE to the Company’s employees and directors and the allocation of liability relating to employees and directors of ALLETE and the Company in connection with the initial public offering and the subsequent spin-off by ALLETE. In general, ALLETE is responsible for all liabilities relating to employees and directors of

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

ALLETE, and the Company will be responsible for all liabilities relating to its employees and directors as of the date of the initial public offering. The agreement also addresses treatment of liabilities in respect of those ALLETE employees and directors that have become employees and directors of the Company. Under the agreement, the Company’s employees ceased to participate in any ALLETE pension plan as of the date of the initial public offering and ceased to participate in any ALLETE equity plan, including the employee stock purchase plan, as of the date of the spin-off. Any transferring employees and directors received credit under each of the Company’s applicable benefit plans for past service with ALLETE. The agreement also sets forth the treatment of ALLETE stock options and performance shares held by employees and directors of ALLETE and the Company as of the time of the spin-off.

In 2004, ALLETE contributed a 70 percent ownership interest in two aircraft previously owned by ALLETE. On November 2, 2006, the Company received written notice of ALLETE, Inc.’s election to withdraw from joint ownership of two corporate aircraft and terminate the Joint Aircraft Ownership and Management Agreement between ALLETE, Inc. and the Company dated as of June 4, 2004 (the “Aircraft Agreement”). The Aircraft Agreement sets forth the terms and conditions relating to the duties and responsibilities of ALLETE and the Company with respect to two aircraft previously owned by ALLETE. In addition, pursuant to the Aircraft Agreement, ALLETE contributed a 70 percent ownership interest in each of the two aircraft to the Company. Upon termination of the Aircraft Agreement, each owner is entitled to 100 percent ownership interest in, and title to, one of the aircraft. As a result of the termination of the Aircraft Agreement, the Company recorded a non-cash pretax charge of $3.4 million in the fourth quarter of 2006 representing a reduction of ownership interests in the aircraft and other costs associated with the termination of the Aircraft Agreement.

Note 21—Commitments and Contingencies

The Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. The Company accrues an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies including litigation and environmental matters are included in “Other accrued expenses” and “Other liabilities” at undiscounted amounts and generally exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information become available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on the Company’s operating results in that period. Legal fees are expensed as incurred.

The Company has accrued, as appropriate, for environmental remediation costs anticipated to be incurred at certain of its auction facilities. Liabilities for environmental matters included in “Other accrued expenses” and “Other liabilities” were $2.1 million at April 19, 2007. No amounts have been accrued as receivables for potential reimbursement or recoveries to offset this liability.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

The Company stores a significant number of vehicles owned by various customers and consigned to the Company to be auctioned. The Company is contingently liable for each consigned vehicle until the eventual sale or other disposition; however, the Company is generally not liable for damage related to severe weather conditions, natural disasters or other factors outside of the Company’s control. Loss is possible; however, at this time management cannot estimate a range of loss that could occur. Individual stop loss and aggregate insurance coverage is maintained on the consigned vehicles. These vehicles are consigned to the Company and are not included in the Consolidated Balance Sheets.

In the normal course of business, the Company also enters into various other guarantees and indemnities in its relationships with suppliers, service providers, customers and others. These guarantees and indemnifications do not materially impact the Company’s financial condition or results of operations, but indemnifications associated with the Company’s actions generally have no dollar limitations and currently cannot be quantified.

As noted above, the Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Such litigation is generally not, in the opinion of management, likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows. Legal and regulatory proceedings which could be material are discussed below.

ADESA Impact Taunton facility

In December 2003, the Massachusetts Department of Environmental Protection (“MADEP”) identified the Company as a potentially responsible party regarding contamination of several private drinking water wells in a residential development that abuts the Taunton, Massachusetts salvage auction facility operated by the Company. The wells had elevated levels of methyl tertiary butyl ether (“MTBE”). MTBE is a chemical compound added to gasoline to reduce environmental emissions. In 2005, the EPA preliminarily identified MTBE as a “likely” carcinogen.

The Company engaged GeoInsight, Inc. an environmental services firm, to conduct tests of the soil, groundwater and ambient air on and adjacent to the Company’s salvage auction site. The results of the soil and water tests indicated levels of MTBE exceeding MADEP standards with respect to certain residential properties. In response to the empirical findings, the Company, with the approval of the MADEP, installed granular activated carbon filtration systems in thirty-three residences that may be impacted by MTBE.

In January 2004, the Company submitted an immediate response action plan (“IRA”) to the MADEP describing the initial activities the Company performed, and the additional measures that the Company used to further assess the existence of any imminent hazard to human health. In addition, as required by the MADEP, the Company has conducted an analysis to identify sensitive receptors that may have been affected, including area schools and municipal wells. Based on the analyses conducted, the Company has advised the MADEP that it believes that an imminent hazard condition does not exist. The Company is submitting periodic status updates to the MADEP.

The salvage auction facility was acquired from Auto Placement Center, Inc. in 2001. Although the primary releases of gasoline and MTBE may have preceded the Company’s acquisition of the Taunton

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

salvage site, the Company voluntarily agreed to several remediation measures including the construction of a municipal waterline to serve the residents of the area. The construction of the waterline was completed in the first quarter of 2005. In the second quarter of 2005, the Company entered into a settlement agreement with its environmental insurance carrier with respect to certain coverage matters which were in dispute relating to the Taunton site. The payment that was made to the Company under the settlement agreement was not material to the Company’s results of operations or financial condition. The Company has released its insurance carrier from any further claims with respect to environmental conditions at the Taunton site.

In June 2005, 64 residents of Taunton, Massachusetts filed two separate lawsuits against ADESA Impact in Massachusetts Superior Court, Bristol Division (Civil Action No.2005-00640 and Civil Action No. 2005-00641). The complaints seek approximately $5.7 million in damages for ADESA’s alleged negligence, trespass, and creation of a public nuisance arising from elevated gasoline and contaminants of MTBE in the ground water and water wells of the plaintiffs which plaintiffs contend resulted from an above ground gasoline storage tank leak or spill at the Company’s Taunton salvage auction. In particular, plaintiffs are seeking damages for: (1) diminution in the appraised value of their respective residences, (2) well contamination, (3) damage to and loss of use of their property, (4) pain and suffering and (5) reimbursement of certain expenses incurred as a result of the MTBE release.

In September 2006, ADESA Impact reached a settlement agreement with plaintiffs’ counsel whereby ADESA Impact has agreed to pay each of the thirty-four households $38,000 for an aggregate payment totaling $1.3 million to resolve all pending litigation and asserted claims related to the alleged release of gasoline and MTBE into ground water at ADESA Impact’s Taunton salvage facility. In January 2007, the settlement agreement was finalized and the federal district court formally dismissed the litigation.

At April 19, 2007 an accrual of $0.4 million remained with respect to the Taunton matter. This amount is included in the $2.1 million liability accrued for environmental matters at April 19, 2007.

ADESA Importation Services, Inc. Litigation

In January, 2002, Johnny Cooper (“Cooper”), a former manager of ADESA Importation Services, Inc. (“AIS”), a wholly owned subsidiary of the Company, filed suit against the Company and AIS (collectively “ADESA”) in the Circuit Court of the State of Michigan, County of Genesee, alleging breach of contract and breach of other oral agreements related to AIS’s purchase of International Vehicle Importers, Inc. in December 2000. Cooper was the controlling shareholder who sold the business to AIS in 2000. AIS filed a counterclaim against Cooper including allegations of breach of contract, breach of fiduciary duty and fraud. Pursuant to Michigan law, the case was originally evaluated by an independent three attorney panel which awarded Cooper damages of $153,000 for his claims and awarded ADESA damages of $225,000 for its counterclaims. Cooper rejected the panel’s decision resulting in a jury trial. In June 2004, the jury awarded Cooper damages of $5.8 million related to the allegation that ADESA breached oral agreements to provide funding to AIS. The jury also found in favor of ADESA on three of its counterclaims including breach of contract, breach of fiduciary duty and fraud and awarded ADESA $69,000. In July 2004, the Genesee County Circuit Court entered judgment for Cooper in the amount of $6,373,812, netting the amount of the damages and awarding the plaintiff prejudgment interest. In October 2004, the Genesee County Circuit Court denied post-judgment motions made by ADESA for a new trial and/or reduction in the damages. In November 2004, the Company filed a Claim of Appeal with the Michigan Court of Appeals. Both parties subsequently submitted their respective appellate briefs to the Michigan Court of Appeals.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

In December 2005, the Company filed a motion for peremptory reversal requesting the Michigan Court of Appeals to reverse the judgment on the grounds that Cooper’s oral side agreement claim was barred, as a matter of law, by the merger provisions of the asset purchase agreement that was entered into in 2000 in connection with the sale of the business to AIS. In March 2006, the Company was notified that the Court of Appeals denied the motion on the grounds that it failed to persuade the Court of the existence of manifest error requiring reversal without argument for formal submission. In April 2006, the parties presented their respective oral arguments to a three judge panel of the Court of Appeals. In August 2006, the Michigan Court of Appeals issued an unpublished opinion affirming the judgment against ADESA. In September 2006, ADESA filed a Motion for Reconsideration with the Michigan Court of Appeals. In October 2006, the Michigan Court of Appeals denied ADESA’s Motion for Reconsideration. In December 2006, following unsuccessful appeal of the verdict through the Michigan Court of Appeals, ADESA filed its application for leave to appeal the decision to the Michigan Supreme Court (Case No. 132630). As a result, the parties filed their respective briefs with the Michigan Supreme Court as to the issue of whether ADESA should be permitted to appeal the lower court decision to the Michigan Supreme Court. In April 2007, the Michigan Supreme Court granted ADESA’s application for leave to appeal. The parties initiated settlement discussions as of July 2007.

The Company discontinued the operations of AIS, its vehicle importation business, in February 2003. At April 19, 2007, the Company had an accrual totaling $7.2 million ($5.8 million award plus accrued interest of $1.4 million) as a result of the jury trial verdict. As noted above, the post-merger management team decided to initiate settlement discussions in July 2007, to eliminate the distraction, burden and expense of further litigation. In October 2007, the Company reached a settlement with Cooper for $3.75 million. The settlement was included with the accounting for the merger transactions as the settlement was based on decisions implemented by the post-merger management team. As such, the amounts recorded in the consolidated financial statements for periods prior to the settlement have not been adjusted.

Auction Management Solutions, Inc.

In March 2005, Auction Management Solutions, Inc. (“AMS”) filed a lawsuit against ADESA, Inc. in U.S. District Court alleging infringement of a patent that pertains to a system and methods that allow remote bidders to participate in a traditional-style, live auction with onsite bidders. The AMS complaint was served upon ADESA in July 2005. The complaint seeks unspecified damages, attorneys’ fees and costs and injunctive relief; however, AMS has provided ADESA with an estimate of damages of approximately $6.1 million. The Company continues to vigorously defend itself against the infringement allegations. At April 19, 2007 the litigation is in discovery.

Although the Company believes it has substantial defenses to the AMS claims, there is the potential for an adverse judgment given the risk and uncertainty inherent in litigation. In the event of an adverse decision, the Company does not believe that it would have a material adverse effect on its consolidated financial condition or liquidity but could possibly be material to its consolidated results of operations.

Litigation Regarding the Merger

In January 2007, Gerald Ortsman filed a lawsuit against ADESA, its directors and the group of private equity funds, including affiliates of Kelso & Company, GS Capital Partners, ValueAct Capital and Parthenon Capital, that acquired the Company in the Delaware Court of Chancery.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

In March 2007, ADESA and each of the equity funds entered into a settlement agreement with the plaintiff solely because the settlement would eliminate the distraction, burden and expense of further litigation. As part of the settlement, ADESA amended and supplemented its definitive proxy statement filed with the Securities and Exchange Commission on February 16, 2007 to include certain additional disclosure. The proxy supplement was also mailed to stockholders of record. In addition, ADESA agreed to pay the plaintiff $340,000 for fees and expenses.

SEC Informal Inquiry

In December 2003, the staff of the SEC initiated an informal inquiry relating to ALLETE’s internal audit function and the internal financial reporting of ALLETE (ADESA’s former parent), ADESA, AFC, a wholly owned subsidiary of ADESA, and the loan loss methodology at AFC. ALLETE and the Company fully and voluntarily cooperated with the informal inquiry and sent a response to the SEC in February 2004. Management believes that the Company has acted appropriately and that this inquiry will not result in action that has a material adverse impact on the Company or its reported results of operations. The Company has had no further inquiries or correspondence with the SEC regarding this matter since the first quarter of 2004.

Other Matters

Cheryl Munce, former Executive Vice President of the Company and President of ADESA Impact, elected to depart from the Company on May 26, 2006. Brian Warner, former Vice President of the Company and President of ADESA Canada Corporation, departed the Company on May 19, 2006. In August 2006, Cheryl Munce filed a Statement of Claim in the Ontario Superior Court of Justice against ADESA, Inc., Impact Auto Auction Ltd., Automotive Recovery Services, Inc. d/b/a ADESA Impact, and ADESA Auctions Canada Corporation d/b/a ADESA Canada (collective referred to as “ADESA”) alleging wrongful and/or constructive dismissal from employment and claiming monetary damages in excess of CDN $2.5 million including punitive damages and costs of the action. In September 2006, Brian Warner filed a Statement of Claim in the Ontario Superior Court of Justice against ADESA, Inc. and ADESA Auctions Canada Corporation d/b/a ADESA Canada (collectively referred to as “ADESA”) alleging wrongful dismissal from employment. In 2008, the Company reached a settlement with both Ms. Munce and Mr. Warner.

ADESA, Inc. (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Note 22—Quarterly Financial Data (Unaudited)

Information for any one quarterly period is not necessarily indicative of the results that may be expected for the year.

2006 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Operating revenues	$285.6	$275.9	$272.9	$269.5
Operating expenses
Cost of services (exclusive of depreciation and amortization)	144.2	137.7	137.8	144.1
Selling, general, and administrative expenses	66.9	63.8	64.7	63.8
Depreciation and amortization	10.8	11.0	12.1	12.6
Aircraft charge	—	—	—	3.4
Transaction expenses	—	—	—	6.1

Total operating expenses	221.9	212.5	214.6	230.0

Operating profit	63.7	63.4	58.3	39.5

Interest expense	7.0	7.1	7.1	6.2
Other income, net	(1.7)	(1.8)	(1.8)	(1.6)

Income from continuing operations, before income taxes	58.4	58.1	53.0	34.9
Income taxes	22.1	21.9	18.6	15.0

Income from continuing operations	36.3	36.2	34.4	19.9
Discontinued operations	—	(0.1)	(0.3)	(0.1)

Net income	$36.3	$36.1	$34.1	$19.8

Basic earnings per share of common stock (Notes 3 and 7)
Continuing operations	$0.40	$0.40	$0.38	$0.22
Discontinued operations	—	—	—	—

	$0.40	$0.40	$0.38	$0.22

Diluted earnings per share of common stock (Notes 3 and 7)
Continuing operations	$0.40	$0.40	$0.38	$0.22
Discontinued operations	—	—	—	—

	$0.40	$0.40	$0.38	$0.22

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Insurance Auto Auctions, Inc.:

We have audited the accompanying consolidated balance sheet of Insurance Auto Auctions, Inc. and subsidiaries as of April 19, 2007 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period ended April 19, 2007 and the year ended December 31, 2006. These consolidated financial statements are the responsibility of the management of Insurance Auto Auctions, Inc. and subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Insurance Auto Auctions, Inc. and subsidiaries as of April 19, 2007 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period ended April 19, 2007 and the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the accompanying consolidated financial statements, effective December 31, 2006, the Company adopted Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements,” and effective December 26, 2005, the Company adopted SFAS No. 123(R), “Share-Based Payment.”

/s/ KPMG LLP

Chicago, Illinois

March 26, 2008

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Consolidated Statements of Operations

(dollars in thousands)

	January 1 – April 19, 2007	Year Ended December 31, 2006
Revenues:
Fee income	$101,669	$281,833
Vehicle sales	13,119	50,117

	114,788	331,950

Cost of sales:
Branch cost	71,269	211,098
Vehicle cost	11,222	43,820

	82,491	254,918

Gross margin	32,297	77,032

Operating expense:
Selling, general and administrative	21,416	50,913
Loss (gain) on sale of property and equipment	(27)	9
Loss (gain) related to flood	(77)	3,529

	21,312	54,451

Income from operations	10,985	22,581

Other (income) expense:
Interest expense	10,023	30,596
Loss on early extinguishment of debt	—	1,300
Other income	(122)	(460)

Income (loss) before income taxes	1,084	(8,855)
Income taxes	1,454	(1,676)

Net loss	$(370)	$(7,179)

See accompanying Notes to Consolidated Financial Statements

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Consolidated Balance Sheet

(dollars in thousands except per share amounts)

April 19, 2007

Assets
Current assets
Cash and cash equivalents	$13,039
Accounts receivable, net	56,945
Inventories	18,540
Income taxes receivable	806
Deferred income taxes	10,102
Other current assets	6,638

Total current assets	106,070

Property and equipment, net	80,737
Intangible assets, net	144,402
Goodwill	241,895
Other assets	9,647

$582,751

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$33,729
Accrued liabilities	13,371
Accrued interest	3,005
Obligations under capital leases	217
Current installments of long-term debt	1,950

Total current liabilities	52,272

Deferred income taxes	36,127
Other liabilities	12,350
Senior notes	150,000
Long-term debt, excluding current installments	192,075

Total liabilities	442,824

Shareholders’ equity
Additional paid-in capital	154,096
Accumulated other comprehensive gain	2
Accumulated deficit	(14,171)

Total shareholders’ equity	139,927

Total liabilities and shareholders’ equity	$582,751

See accompanying Notes to Consolidated Financial Statements

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Consolidated Statements of Shareholders’ Equity

(dollars in thousands except number of shares)

	Common Stock
	Number of Shares	Amount	Additional Paid-in Capital	Treasury Stock	Deferred Compensation (Restricted Stock)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance at December 25, 2005	100	$—	$149,458	$—	$—	$—	$(5,434)	$144,024

Net loss	—	—	—	—	—	—	(7,179)	(7,179)
Other comprehensive loss, net of tax:
Change in fair value of interest cap (net of tax $12)	—	—	—	—	—	20	—	20

Comprehensive loss	—	—	—	—	—	—	—	(7,159)
Adjustment to initially apply SAB 108, net of tax	—	—	—	—	—	—	(1,188)	(1,188)
Share-based compensation expense	—	—	1,749	—	—	—	—	1,749
Contributed capital	—	—	150	—	—	—	—	150

Balance at December 31, 2006	100	$—	$151,357	$—	$—	$20	$(13,801)	$137,576

Net loss	—	—	—	—	—	—	(370)	(370)
Other comprehensive loss, net of tax:
Change in fair value of interest cap (net of tax $12)	—	—	—	—	—	(18)	—	(18)

Comprehensive loss	—	—	—	—	—	—	—	(388)
Share-based compensation expense	—	—	2,739	—	—	—	—	2,739

Balance at April 19, 2007	100	$—	$154,096	$—	$—	$2	$(14,171)	$139,927

See accompanying Notes to Consolidated Financial Statements

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Consolidated Statements of Cash Flows

(dollars in thousands)

	January 1 – April 19, 2007	Year Ended December 31, 2006
Cash flows from operating activities
Net loss	$(370)	$(7,179)
Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities:
Loss on change in fair market value of interest rate cap	(18)	—
Depreciation and amortization	8,372	25,524
(Gain) loss on disposal of fixed assets, including disposal of assets as a result of the Texas flood in 2006	(31)	759
Loss on early extinguishment of debt	—	1,300
Share-based compensation expense	2,739	1,749
Deferred income taxes	1,209	(2,379)
(Increase) decrease in:
Accounts receivable, net	(339)	(6,081)
Income tax receivable	322	1,984
Inventories	614	1,349
Other current assets	512	973
Other assets	(603)	26
Decrease in:
Accounts payable	(3,786)	(635)
Accrued liabilities	(3,233)	(440)

Net cash provided (used) by operating activities	5,388	16,950

Cash flows from investing activities
Capital expenditures	(5,386)	(17,520)
Payments made in connection with acquisitions, net of cash acquired	(450)	(91,134)
Proceeds from disposal of property and equipment	47	1,383

Net cash used in investing activities	(5,789)	(107,271)

Cash flows from financing activities
Contributed capital	—	150
Payment of financing and other fees	—	(1,491)
Principal payments of long-term debt	(488)	(33,711)
Principal payments on capital leases	(112)	(367)
Issuance of term loan	—	113,898

Net cash provided by (used in) financing activities	(600)	78,479

Net decrease in cash and cash equivalents	(1,001)	(11,842)
Cash and cash equivalents at beginning of period	14,040	25,882

Cash and cash equivalents at end of period	$13,039	$14,040

Supplemental disclosures of cash flow information:
Cash paid or refunded during the period for:
Interest	$9,441	$28,634

Income taxes paid	$368	$699

Income taxes refunded	$550	$1,966

See accompanying Notes to Consolidated Financial Statements

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements

April 19, 2007 and December 31, 2006

Note 1—Summary of Business and Significant Accounting Policies

As used in these notes, unless the context requires otherwise, the “Company,” “IAAI,” “we,” “us,” “our,” and other similar terms refer to Insurance Auto Auctions, Inc. and its subsidiaries. IAAI is a wholly-owned subsidiary of Axle Holdings, Inc., a Delaware corporation (“Axle Holdings”), which is a wholly-owned subsidiary of Axle Holdings II, LLC, a Delaware limited liability company (“LLC”) that is controlled by affiliates of Kelso & Company, L.P. (“Kelso”).

Background

IAAI operates in a single business segment—providing insurance companies and other vehicle suppliers cost-effective salvage processing solutions, including selling total loss and recovered theft vehicles. On May 25, 2005, the Company completed merger transactions, which are described in detail in Note 2. The merger transactions resulted in a new basis of accounting under Statement of Financial Accounting Standards No. 141.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents represents an investment in a money market fund. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The balance in money market funds as of April 19, 2007 is zero.

Fiscal Periods

Fiscal year 2006 consists of 53 weeks and ended on December 31, 2006. The additional week occurred in the fourth quarter. As described in detail in Note 14, Axle Holdings merged with ADESA, Inc. on April 20, 2007. Due to the closing date of the ADESA merger, April’s fiscal month close is April 19, 2007, consisting of 16 weeks.

Revenue Recognition

Revenues (including vehicle sales and fee income) are generally recognized at the date the vehicles are sold at auction. Revenue not recognized at the date the vehicles are sold at auction includes annual buyer registration fees, which are recognized on a straight line basis and certain buyer-related fees, which are recognized when payment is received.

Inventories

Inventories are stated at the lower of cost or estimated realizable value. Cost includes the cost of acquiring ownership of total loss and recovered theft vehicles, charges for towing and, less frequently, reconditioning costs. The costs of inventories sold are charged to operations based upon the specific-identification method.

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Leases

The Company leases real estate and certain equipment. Some of the leases contain clauses that either reduce or increase the amount of rent paid in future periods. The rent expense for these leases is recognized on a straight-line basis over the lease term.

Disclosures About Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable and long-term debt. The fair values of these instruments approximate their carrying values other than long-term debt. As of April 19, 2007, the fair value of the Company’s 11% Senior Notes due 2013 was $174.5 million, and the fair value of the Company’s term loan under its senior credit facilities was $194.0 million. As of April 19, 2007, the carrying value of the Company’s 11% Senior Notes due 2013 was $150.0 million, and the carrying value of the Company’s term loan under its senior credit facilities was $194.0 million.

Goodwill

The Company tests goodwill for impairment annually during the second quarter and continually reviews whether a triggering event has occurred to determine whether the carrying value exceeds the fair value. The fair value is based generally on discounted projected cash flows, but the Company also considers factors such as comparable industry price multiples. The Company employs cash flow projections that it believes to be reasonable under current and forecasted circumstances. The annual impairment test of goodwill is performed in the second quarter of each year. As of April 19, 2007, there were no events or other indications which require an impairment test in advance of the second quarter annual impairment test. The fiscal 2006 annual test did not indicate any impairment.

Intangibles

Intangibles represent acquisition costs in excess of the fair value of net tangible assets of businesses purchased and consist primarily of supplier relationships, trade names, software and covenants not to compete. These costs are being amortized over periods ranging from one to twenty years on a straight-line basis. The annual impairment test of intangible assets is performed in the second quarter of each year. As of April 19, 2007, there were no events or other indications which require an impairment test in advance of the second quarter annual impairment test. The fiscal 2006 annual test did not indicate any impairment.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the assets carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the estimated undiscounted future cash flows change in the future, the Company may be required to reduce the carrying amount of an asset to its fair value. Fair value would be determined by discounting estimated cash flows.

Use of Estimates

The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results may differ from these estimates.

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets ranging from three to 40 years. Leasehold improvements are amortized on a straight-line basis over their estimated economic useful life or the lease term, whichever is less.

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry forwards. The effect of a rate change on deferred tax assets and liabilities is recognized in the period of enactment.

Credit Risk

Vehicles are sold generally for cash; therefore, very little credit risk is incurred from the selling of vehicles. Receivables arising from advance charges made on behalf of vehicle suppliers, most of which are insurance companies, are generally satisfied from the net proceeds payable to the vehicle suppliers. A small percentage of vehicles sold do not have sufficient net proceeds to satisfy the related receivables, and in these cases, the receivable is due from the vehicle suppliers. Management performs regular evaluations concerning the ability of its customers and suppliers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations. The Company’s credit losses for the periods presented are insignificant and have not exceeded management’s estimates.

Significant Providers of Salvage Vehicles

For the fiscal period ended April 19, 2007, two automobile insurance providers were individually responsible for providing 15.2% and 13.1%, respectively, of the salvage vehicles sold by the Company. Although these insurance companies represent a significant source of vehicles sold at auction, the Company’s relationships with the insurance companies are distributed throughout regional offices. None of the individual regions of the respective insurance company or person within the insurance company were responsible for vehicle assignments representing over 10% of the units sold as of April 19, 2007.

Stock Based Compensation

The matter discussed in this Note should be read in conjunction with the information contained in Note 9. In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment (“SFAS 123R”). SFAS 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and its related implementation guidance. On December 26, 2005, the Company adopted the provisions of SFAS 123R using the prospective method. Under the prospective method, the Company accounted for awards outstanding as of December 25, 2005 using the accounting principles originally applied, SFAS 123 and APB 25. For awards issued after December 25, 2005 and for awards modified after December 25,

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

2005, the Company accounts for awards at fair value using the accounting principles under SFAS 123R. The Company is permitted to apply the modified prospective method under SFAS 123R because the Company elected to use the minimum value method of measuring share options for pro forma disclosure purposes under SFAS 123 in prior periods. Had the Company elected to use the fair value method for pro forma disclosure purposes under SFAS 123, it would have been required to recognize more compensation expense in its Statement of Operations under SFAS 123R for periods beginning on or after December 25, 2005.

SFAS 123R requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under the prior accounting rules. This requirement reduces net operating cash flows and increases net financing cash flows in periods after adoption. Total cash flow remains unchanged from what would have been reported under prior accounting rules.

Prior to the adoption of SFAS 123R, the Company followed the intrinsic value method in accordance with APB 25 to account for its employee stock options. Accordingly, compensation expense was recognized when the stock price at the time of the grant exceeded the exercise price. The adoption of SFAS 123R primarily resulted in a change in the Company’s method of recognizing the fair value of share-based compensation and estimating forfeitures for all unvested awards. Specifically, the adoption of SFAS 123R resulted in the recording of compensation expense at the grant date for employee stock options. The effect of adopting SFAS 123R was to record compensation expense of $0.4 million ($0.3 million after tax) for the year ended December 31, 2006.

There was no material impact to the Company’s operating or financing cash flow or net loss in the period of adoption. When applying the prospective method, the Company is not permitted to provide pro forma disclosures as was previously required under SFAS 123. As a result of the merger transactions described in Note 2 below, the Company’s capital structure and its stock compensation plans changed significantly.

Comprehensive Loss

Comprehensive loss consists of net loss and the change in fair value of the Company’s interest rate hedge for the period ended April 19, 2007 and the year ended December 31, 2006 as follows (dollars in thousands):

	January 1 – April 19, 2007	December 31, 2006
Net loss	$(370)	$(7,179)
Other comprehensive income (loss)
Change in fair value of interest cap	(24)	31
Income tax expense (benefit)	6	(11)

Comprehensive loss	$(388)	$(7,159)

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Capitalized Software Costs

The Company capitalizes certain internal use computer software costs, after management has determined the project will be complete and the software will perform its intended function in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized software costs are amortized utilizing the straight-line method over the economic lives of the related assets not to exceed five years.

Recent Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments,” which amends FASB Statements No. 133 (“SFAS 133”), “Accounting for Derivative Instrument and Hedging Activities” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 eliminates the exemption of applying SFAS 133 to interests in securities and financial assets so that similar instruments are accounted for similarly regardless of the term of the instruments. The Company adopted this new accounting standard on January 1, 2007. The adoption of SFAS 155 did not have a material impact on its financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under certain conditions. The Company adopted this new accounting standard on January 1, 2007. The adoption of SFAS 156 did not have a material impact on its financial statements.

In March 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement 109. The statement seeks to clarify the significant diversity in practice associated with financial statement recognition and measurement in accounting for income taxes. The Company adopted this new standard on January 1, 2007. The impact of the adoption of FIN 48 did not have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment to FASB Statements No. 87, 88, 106 and 132(R). The statement requires employers to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company is required to apply SFAS 158 as of December 31, 2007. The Company is currently evaluating the impact of the adoption of SFAS 158 on its financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company adopted SAB 108 on December 31, 2006, which resulted in a cumulative effect adjustment to its opening fiscal 2006

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

balance sheet. The adjustment included a $1.9 million increase in accrued liabilities, a $0.7 million increase in deferred income tax assets and a $1.2 million reduction in retained earnings. Those adjustments includes the cumulative difference between recording annual buyer registration revenue on a straight-line basis versus the previous Company policy of recording the revenue as received, which increased accrued liabilities and deferred tax asset by $2.2 million and $0.8 million, respectively, and the cumulative difference of the exclusion of certain paid claims to determine insurance claim accruals, which decreased accrued liabilities and deferred taxes by $0.3 million and $0.1 million, respectively. Prior to the adoption of SAB 108, the Company determined that the potential impact of these items using the “rollover” method was immaterial to the prior years’ statements of operations and cash flow.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” The effective date is the entity’s first fiscal year that begins after November 15, 2007. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. Some requirements apply differently to entities that do not report net income. The Company is currently evaluating the impact of the adoption.

Note 2—Basis of Organization and Presentation

Effective May 25, 2005, IAAI became a direct, wholly-owned subsidiary of Axle Holdings, Inc. which is owned by Axle Holdings II LLC (which is controlled by Kelso & Company, L. P. (“Kelso”)). As part of the merger transactions, IAAI entered into senior credit facilities, comprised of a $50.0 million revolving credit facility and a $115.0 million term loan, which were guaranteed by all of IAAI’s then existing domestic subsidiaries. As part of the merger transactions, IAAI also issued $150.0 million of 11% Senior Notes due 2013. IAAI received approximately $143.8 million of cash equity contributions from Kelso, Parthenon Investors II, L.P., the other investors and certain members of management in connection with the merger transactions.

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

IAAI used the net proceeds of these financings and equity contributions to (i) fund the cash consideration payable to the Company’s shareholders and option holders under the merger agreement; (ii) repay outstanding principal and accrued interest under the Company’s prior credit facility; and (iii) pay related transaction fees and expenses. The merger was recorded in accordance with Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations.” The Company recorded its assets and liabilities at their estimated fair values derived from management’s estimates and judgment based upon valuations and information currently available.

Note 3—Accounts Receivable

Accounts receivable consists of the following:

April 19, 2007
Unbilled receivables	$42,335
Trade accounts receivable	14,603
Other receivables	460

57,398
Less allowance for doubtful accounts	(453)

$56,945

Unbilled receivables represent amounts paid to third parties on behalf of insurance companies for which the Company will be reimbursed when the vehicle is sold. Trade accounts receivable include fees and proceeds to be collected from both insurance companies and buyers.

Note 4—Property and Equipment

Property and equipment consists of the following:

April 19, 2007
Land	$5,051
Buildings and improvements	6,566
Equipment and other	36,496
Leasehold improvements	57,588

105,701
Less accumulated depreciation and amortization	(24,964)

$80,737

Depreciation expense was $4.8 million for the period ended April 19, 2007. Depreciation expense was $14.1 million for the period ended December 31, 2006.

Note 5—Goodwill and Other Intangibles

The Company tests goodwill for impairment annually during the second quarter and continually reviews whether a triggering event has occurred to determine whether the carrying value exceeds the fair value. The fair value is based generally on discounted projected cash flows, but the Company also considers factors such as comparable industry price multiples. The Company employs cash flow projections that it believes to be reasonable under current and forecasted circumstances.

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Goodwill and other intangibles are recorded at cost less accumulated amortization and consist of the following for the period ended April 19, 2007 (dollars in thousands):

Amount
Balance at December 31, 2006	$241,336
Acquisitions and earn out payments	574
Adjustments to valuation of prior period acquisitions	(15)

Balance at April 19, 2007	$241,895

Goodwill and other intangibles consisted of the following (dollars in millions):

	Cost
	Assigned Life	April 19, 2007

Goodwill	Indefinite	$241.9
Supplier relationships	15-20 years	133.4
Trade names	15 years	14.9
Software	6 years	13.5
Covenants not to compete	12 to 18 months and 5 years	0.8

		$404.5

	Accumulated Amortization
	Assigned Life	April 19, 2007

Supplier relationships	15-20 years	$(11.4)
Software	6 years	(4.2)
Trade names	15 years	(1.9)
Covenants not to compete	12 to 18 months and 5 years	(0.7)

		$(18.2)

The Company also continually reviews whether events and circumstances subsequent to the acquisition of any long-lived assets, such as property and equipment or intangible assets subject to amortization, have occurred that indicate that the remaining useful lives of those assets may warrant revision or that the remaining balance of those assets may not be recoverable. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment, the Company uses projections to assess whether future cash flows on a non-discounted basis related to the tested assets are likely to exceed the carrying value of those assets to determine if a write-down is appropriate. If the Company identifies impairment, it will measure and report a loss to the extent that the carrying value of the impaired assets exceeds their fair values as determined by valuation techniques appropriate in the circumstances that could include the use of similar projections on a discounted basis.

In determining the estimated useful lives of definite lived intangibles, the Company considers the nature, competitive position, life cycle position, and historical and expected future cash flows of each asset and the Company’s commitment to support these assets through continued investment and legal infringement protection.

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Based upon existing intangibles, the projected amortization expense is $7.3 million for April 20, 2007 through December 30, 2007, $10.4 million for the years ending 2008 through 2010, $8.7 million for the year ending 2011, and $8.2 million for the year ending 2012.

Note 6—Long-term Debt

Long-term debt is summarized as follows (dollars in thousands):

April 19, 2007
11% senior notes	$150,000
Senior secured credit facilities	194,025

344,025
Less current installments	1,950

$342,075

Total principal repayments required for each of the next five fiscal years and thereafter under all long-term debt agreements are summarized as follows (dollars in thousands):

April 20, 2007 through December 30, 2007	$975
2008	1,950
2009	1,950
2010	1,950
2011	1,950
Thereafter	333,300

$342,075

Senior Notes

As part of the merger transactions the Company issued $150.0 million of 11% senior notes due April 1, 2013. The notes are non-callable for four years, after which they are callable at a premium declining ratably to par at the end of year six. The notes contain covenants that among other things, limit the issuance of additional indebtedness, the incurrence of liens, the payment of dividends or other distributions, distributions from certain subsidiaries, the issuance of preferred stock, the sale of assets and subsidiary stock, transactions with affiliates and consolidations, mergers and transfers of assets. All of these limitations and prohibitions, however, are subject to a number of important qualifications set forth in the indenture.

Credit Facilities

As part of the merger transactions, the Company entered into new senior secured credit facilities. The credit facilities were amended in June 2006 and are comprised of a $50.0 million revolving credit facility and a $194.5 million term loan. As a result of the amendment, the Company recognized a $1.3 million loss on the early extinguishment of debt related to the write-off of previously deferred issuance costs, fees paid to repay a portion of the original debt, and other costs. The senior secured credit facilities are secured by a perfected first priority security interest in all present and future tangible and

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

intangible assets of the Company and the guarantors, including the capital stock of the Company and each of its direct and indirect domestic subsidiaries and 65% of the capital stock of its direct and indirect foreign subsidiaries. The seven-year term loan is payable in quarterly installments equal to 0.25% of the initial aggregate principle amount, beginning December 31, 2006, with the balance payable on May 19, 2012. The senior secured credit facilities are subject to mandatory prepayments and reduction in an amount equal to (i) the net proceeds of certain debt issuances, asset sales, recovery events, and sales and leasebacks of real property, (ii) 50% of the net proceeds of certain equity offerings or contributions by Axle Holdings and (iii) for any fiscal year ending on or after December 31, 2007, 75% of excess cash flow, as defined in the credit agreement, when the consolidated leverage ratio, as defined in the credit agreement, is 4.0 or greater, or 50% of excess cash flow when the consolidated leverage ratio is at least 3.0 but less than 4.0x.

Under the terms of the credit agreement, interest rates and borrowings are based upon, at the Company’s option, Eurodollar or prime rates. The terms of the agreement include a commitment fee based on unutilized amounts and an annual agency fee. The agreement includes covenants that, among other things, limit or restrict the Company’s and its subsidiaries’ abilities to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, including the senior notes, pay dividends, create liens, make equity or debt investments, make acquisitions, modify the terms of the indenture, engage in mergers, make capital expenditures and engage in certain affiliate transactions. The agreement also requires the Company to at all times have at least 50% of the aggregate principal amount of the notes and the term loan subject to either a fixed interest rate or interest rate protection for a period of not less than three years. The senior secured credit facilities are subject to the following financial covenants: (i) minimum consolidated interest coverage and (ii) maximum consolidated leverage. The Company is in compliance with these credit agreement covenants as of April 19, 2007.

The revolver was made for working capital and general corporate purposes. There were no borrowings under the revolver as of April 19, 2007, although the Company did have outstanding letters of credit in the aggregate amount of $2.4 million as of April 19, 2007. The Company paid $0.1 million in commitment fees in 2007. During the period December 31, 2006 to April 19, 2007, the weighted average annual interest rate for the new senior credit facilities was 7.9%.

A portion of the proceeds of the credit facilities and the senior notes facilities were used to eliminate the outstanding debt under the prior credit facility and revolver.

Financial Instruments and Hedging Activities

The Company is required under its amended senior credit facilities agreement to enter into and maintain an interest rate protection arrangement to provide that at least 50% of the aggregate principal amount under the senior note and senior credit facilities is subject to either a fixed interest rate or interest rate protection for a period of not less than two years. In accordance with this requirement, the Company entered into interest rate cap agreements. The agreements cap the interest rate of $100.0 million of the outstanding principal at 6.0%. At April 19, 2007, the interest rate cap qualifies for hedge accounting and all changes in the fair value of the cap were recorded, net of tax, through other comprehensive income/(loss). At April 19, 2007, the Company recorded less than $0.1 million (net of tax) as a comprehensive gain to the change in fair market value.

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Note 7—Stockholders’ Equity

Additional Paid-In Capital

The additional paid-in capital increased to $154.1 million as of April 19, 2007 from $151.4 million as of December 31, 2006. The increase is a result of $2.7 million of stock-based compensation.

Note 8—Income Taxes

Income tax expense is summarized as follows (dollars in thousands):

	April 19, 2007	December 31, 2006
Current:
Federal	$—	$—
State	522	311

	522	311

Deferred:
Federal	977	(2,750)
State	(45)	763

	932	(1,987)

	$1,454	$(1,676)

The Company evaluates the realizability of the Company’s deferred tax assets on an ongoing basis. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at April 19, 2007. The Company has established a valuation allowance when the utilization of the tax asset is uncertain. Additional temporary differences, future earning trends and/or tax strategies may occur which could warrant a need for establishing an additional valuation allowance or a reserve.

Deferred income taxes are composed of the effects of the components listed below. A valuation allowance has been recorded to reduce the carrying value of deferred tax assets for which the Company believes a tax benefit will not be realized.

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (dollars in thousands):

April 19, 2007
Deferred tax assets attributable to:
Inventories	$2,472
Other current assets	3,750
Federal net operating loss	3,895
Depreciation	7,613
Other non-current assets	5,074
State net operating loss	1,002
Valuation allowance	(367)

Net deferred tax assets	$23,439

Deferred tax liabilities attributable to:
Intangible assets	(6,891)
Intangible assets purchase accounting	(42,573)

Net deferred tax liabilities	$(26,025)

The actual income tax expense differs from the “expected” tax expense computed by applying the Federal corporate tax rate to earnings (loss) before income taxes as follows (dollars in thousands):

	April 19, 2007	December 31, 2006
Federal income tax expense	$380	$(3,099)
State income taxes, net of federal benefit	415	416
Change to tax accruals	(112)	(45)
Increase in deferred state income tax rate	(174)	492
FAS 123R LLC Expense	895	474
Other	50	86

	$1,454	$(1,676)

The Company is obligated to file tax returns and pay federal and state income taxes in numerous jurisdictions. The changes in income tax accruals relate to amounts that were no longer required, due primarily to closed tax return audits and closed tax years for a number of jurisdictions.

At April 19, 2007, the Company had a federal net operating loss carryforward of $11.1 million. The net operating loss carryforward expires in 2025 ($5.1 million), 2026 ($6.0 million) and 2027 ($27.6 million). The Company expects to fully utilize the federal net operating loss. At April 19, 2007, the Company had state income tax net operating loss carryforwards of approximately $21.0 million. The net operating loss carryforwards expire in the years 2007 through 2027.

Due to the fact that state net operating losses can be audited well beyond a normal three-year statutory audit period and the inherent uncertainty of estimates of future taxable income, the amount of the state net operating losses which may ultimately be utilized to offset future taxable income may vary materially from the Company’s estimates. The Company has established a valuation allowance for

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

state net operating losses based on the Company’s estimates of the amount of benefit from these state net operating losses that the Company may ultimately be unable to realize due to factors other than estimates of future taxable income. Subsequent revisions to the estimated realizable value of the deferred tax asset or the reserve for tax-related contingencies may cause the Company’s provision for income taxes to vary significantly from period to period, although cash tax payments will remain unaffected until the state net operating losses are utilized.

Note 9—Employee Benefit Plans

Stock Based Compensation

Axle Holdings Plan

In May, 2005, Axle Holdings, which owns 100% of the outstanding stock of the Company, adopted the Axle Holdings, Inc. Stock Incentive Plan (“Axle Holdings Plan”). The Axle Holdings Plan is intended to provide equity incentive benefits to the Company employees. As such, it is appropriate to account for the plan as a direct plan of the Company.

Under the Axle Holdings Plan, there are two types of options: (1) service options, which vest in three equal annual installments commencing on the first anniversary of the grant date based upon service with Axle Holdings and its subsidiaries, including IAAI, and (2) exit options, which vest upon a change in equity control of the LLC as defined under the Axle Holdings Plan. During the period January 1, 2007 through April 19, 2007, Axle Holdings granted 2,665 service options and 5,335 exit options to the Company’s employees. There were 667 service options forfeited and 1,333 exit options forfeited during the period January 1, 2007 through April 19, 2007 by the Company’s employees. As of April 19, 2007, there were 617,256 options authorized and 576,204 options granted to the Company’s employees. The contractual term of the options is ten years. On October 25, 2006, the Board of Directors of Axle Holdings amended the Axle Holdings Plan to provide for an additional 60,000 options to be available for grant.

Service options are accounted as equity awards and, as such, compensation expense is measured based on the fair value of the award at the date of grant. Compensation expense is recognized over the three year service period, using the straight line attribution method, for awards granted after December 25, 2005 and the graded vesting attribution method for awards granted prior to December 25, 2005.

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Activity under the Plans during 2007 and 2006 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in months)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 25, 2005	525,704	$19.35	94.7	$4,973

Options granted	60,500	31.91
Options canceled	(16,000)	25.47
Options exercised	—	—

Outstanding at December 31, 2006	570,204	$20.52	85.2	$7,214

Options granted	8,000	34.00
Options canceled	(2,000)	$25.62

Outstanding at April 19, 2007	576,204	$20.69	87.8	$10,230

Exercisable at December 31, 2006	301,900	$14.66	65.5	$5,578

Exercisable at April 19, 2007	303,234	$14.73	72.8

There were no options exercised and 390 options expired as of April 19, 2007. There were 1,557 options that vested during the period ended April 19, 2007. The weighted average grant date fair value per share of the options granted during the period was $34.00. In connection with the options under the Axle Holdings Plan, $0.1 million of expense (less than $0.1 million after tax) was recorded for the period ended April 19, 2007. There was no material impact to the Company’s operating or financing cash flows for the period ended April 19, 2007. As of April 19, 2007, the total compensation expense related to unvested options not recognized was $0.5 million and the weighted average period in which it will be recognized was approximately 1.7 years.

The fair value of each option granted, subsequent to the adoption of SFAS 123R, is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for the options granted during the period from January 1, 2007 though April 19, 2007 and the year ended December 31, 2006:

	April 19, 2007	December 31, 2006
Expected life (in years)	5.0	6.0
Risk-free interest rate	4.7%	4.2 – 5.0%
Expected volatility	43%	43%
Expected dividend yield	0%	0%

For the period January 1, 2007 through April 19, 2007, the expected life of each award granted was calculated using the simplified method in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 107, “Share-Based Payment.” The volatility is based on the historic volatility of companies within related industries that have publicly traded equity securities, as IAAI’s equity is not publicly traded. The risk-free rate is based on implied yield currently available on U.S. Treasury zero coupon issues with remaining term equal to the expected life. Expected dividend yield is based on the Company’s expectations.

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Under the exit options, in addition to the change in equity control requirement, the value of the options will be determined based on the strike price and certain performance hurdles at the time of change in equity control. As the ultimate exercisability is contingent upon an event (specifically, a change of control), the compensation expense will not be recognized until such an event is consummated. As of April 19, 2007, there was no obligation relating to the exit options.

Additional information about options outstanding as of April 19, 2007 is presented below:

	Options Outstanding
			Weighted Average
Descriptions	Range of Exercise Prices	Number of Options	Remaining Contractual Life (in months)	Exercise Price
Axle Holdings Plan—Exchange Units	12.56 to 15.87	275,904	70.0	$13.63
Axle Holdings Plan—Other	25.62 to 34.07	300,300	104.2	27.18

Total	12.56 to 34.07	576,204	87.8	20.69

LLC Profit Interests

The LLC owns 100% of the outstanding shares of Axle Holdings. Axle Holdings owns 100% of the outstanding shares of the Company. The LLC’s operating agreement provides for profit interests in the LLC to be held by certain designated employees of the Company. Upon an exit event as defined by the LLC operating agreement, holders of the profit interest will receive a cash distribution from the LLC. The term is 10 years from grant.

Two types of profit interests were created by the LLC operating agreement: (1) operating units, which vest in twelve equal quarterly installments commencing on the first anniversary of the grant date based upon service, and (2) value units, which vest upon a change in equity control of the LLC as defined under the LLC’s operating agreement. The number of value units ultimately granted will be determined based on the strike price and certain performance hurdles at the time of change in equity control. There were 191,152 operating units awarded and 382,304 value units awarded to employees of the Company during 2005 with a strike price equal to $25.62 for the operating units.

Under the requirements of EITF 00-23 “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44”, both the operating units and the value units are considered liability awards that are remeasured at each reporting period based on the intrinsic value method. The related liability and compensation expense of the LLC, which is for the benefit of Company employees, results in a capital contribution from the LLC to the Company and compensation expense for the Company. Compensation expense related to the operating units is recognized using the graded vesting attribution method. However, no compensation expense will be recognized on the value units until a change in equity control is consummated as exercisability and the number of units to be received is contingent upon an event (specifically change in control).

In connection with the operating units, $2.6 million ($1.6 million net of taxes) of expense was incurred during the successor period ended April 19, 2007 and $1.4 million ($1.0 million net of taxes) of expense was recognized for the year ended December 31, 2006. There was no material impact to the Company’s operating or financing cash flows for the year ended December 31, 2006. As of December 31, 2006, there were 95,576 profit interests vested and $0.3 million of remaining compensation expense to be recognized over approximately 1.4 years.

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Postretirement Benefits

In connection with the acquisition of the capital stock of Underwriters Salvage Company (“USC”), the Company assumed the obligation for certain health care and death benefits for retired employees of USC. In accordance with the provisions of SFAS No. 106, “Employers Accounting for Postretirement Benefits Other than Pensions,” costs related to the benefits are accrued over an employee’s service life.

A reconciliation of the funded status of this program follows (in thousands of dollars):

April, 19, 2007
Benefit Obligations and Funded Status:
Change in accumulated postretirement benefit obligation:
Accumulated postretirement benefit obligation at the beginning of the year	$1,111
Interest cost	19
Actuarial gain	—
Benefits paid	(27)

Accumulated postretirement benefit obligation at end of year	1,103
Change in plan assets:
Benefits paid	—
Employer contributions	—

Fair value of assets at the end of the year	—
Net amount recognized:
Funded status	(1,103)
Unrecognized net gain	—

Net amount recognized	$(1,103)

Funded status:
Amounts recognized in the balance sheet—Accrued benefit liability	$(1,103)

Weighted average assumptions at the end of the year:
Discount rate	5.50%
Benefit Obligation Trends:
Assumed health care cost trend rates
Health care cost trend rate assumed for next year	7.00%
Ultimate rate	5.00%
Year that the ultimate rate is reached	2009
Net Periodic Pension Trends:
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	7.00%
Ultimate rate	5.00%
Year that the ultimate rate is reached	2009

Net periodic benefit cost is summarized as follows for the periods ending April 19, 2007 and December 31, 2006 (dollars in thousands):

	2007	2006
Net Periodic Benefit Cost
Interest cost	$19	$59
Amortization of net gain	(4)	(13)

Total net periodic benefit cost	$15	$46

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Estimated future benefit payments for the next five years as of April 19, 2007 are as follows (dollars in thousands):

2007	$152
2008	148
2009	141
2010	132
2011	123
Thereafter	450

$1,146

Effective January 20, 1994, the date of the related acquisition, the Company discontinued future participation for active employees. Contribution for 2007 is expected to be $0.2 million.

401(k) Plan

The Company has a 401(k) defined contribution plan covering all full-time employees. Plan participants can elect to contribute up to 60% of their gross payroll. Company contributions are determined at the discretion of the Board of Directors; during 2006, the Company matched 100% of employee contributions up to 4% of eligible earnings. Company contributions to the plan for the April 19, 2007 period are $0.3 million. Company contributions to the plans for the year ended December 31, 2006 were $0.9 million.

Note 10—Commitments and Contingencies

Leases

The Company leases the Company’s facilities and certain equipment under operating leases with related and unrelated parties, which expire through 2027. Rental expense for the periods ended April 19, 2007 and December 31, 2006 was $9.0 million and $26.5 million.

Minimum annual rental commitments for the next five years under noncancelable operating and capital leases at April 19, 2007 are as follows (dollars in thousands):

	Operating Leases	Capital Leases
2007	$29,218	$194
2008	30,533	32
2009	28,154	—
2010	25,882	—
2011	23,862	—
Thereafter	151,747	—

	$289,396	226

Less amount representing interest expense		9

Future capital lease obligation		$217

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Assets as of April 19, 2007 recorded under capital leases are included in property and equipment, net are as follows (dollars in thousands):

2007
Computer equipment	$289
Security fencing	1,053

1,342
Accumulated amortization	(490)

$852

Texas Flooding

On March 19, 2006, the Company’s Grand Prairie, Texas facility was flooded when the local utility opened reservoir flood gates causing the waters of Mountain Creek to spill over into the facility, resulting in water damage to the majority of vehicles on the property as well as interior office space. The Company has recorded an estimated loss of $3.5 million for the year ended December 31, 2006, which is comprised of an estimated $3.1 million in losses on vehicles impacted by the flood, $0.8 million for damaged interior office space, $0.6 million related to clean-up of the facility, and an offset of $1.0 million in proceeds from the Company’s insurance carrier, which were received in October 2006. The Company has resumed auctions at the facility. The $3.1 million loss related to the vehicles impacted by the flood is based on post-flood auction results, including the vehicle sale proceeds and revenue, less all related expenses. As of April 19, 2007, the company sold approximately 95% of the vehicles impacted by the flood, also resulting in actual losses of $3.0 million. Future sales of remaining flood vehicles may differ from the Company’s initial estimates.

Other

The Company is subject to certain miscellaneous legal claims, which have arisen during the ordinary course of the Company’s business. None of these claims are expected to have a material adverse effect on the Company’s financial condition or operating results.

Compensation Agreements

The Company has compensation agreements with certain officers and other key employees. In addition to base salary and bonus information, certain agreements have change in control provisions that address compensation due to the executive in the event of termination following a change of control.

Note 11—Related Party Transactions

Kelso owns the controlling interest in IAAI. Under the terms of a financial advisory agreement between Kelso and Axle Merger, upon completion of the merger, IAAI (1) paid to Kelso a fee of $4.5 million and (2) commenced paying an annual financial advisory fee of $0.5 million, payable quarterly in advance to Kelso (with the first such fee, prorated for the remainder of the then-current quarter, was paid at the closing of the merger), for services to be provided by Kelso to IAAI. The financial advisory agreement provides that IAAI indemnify Kelso, Axle Holdings and Kelso’s officers, directors, affiliates, and their respective partners, employees, agents and control persons (as such term is used in the

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Securities Act of 1933, as amended, and the rules and regulations thereunder) in connection with the merger and the transactions contemplated by the merger agreement (including the financing of the merger), Kelso’ s investment in IAAI, Kelso’ s control of Axle Merger (and, following the merger, IAAI as the surviving corporation) or any of its subsidiaries, and the services rendered to IAAI under the financial advisory agreement. It also requires that IAAI reimburse Kelso’s expenses incurred in connection with the merger and with respect to services to be provided to IAAI on a going-forward basis. The financial advisory agreement also provides for the payment of certain fees, as may be determined by the board of directors of IAAI and Kelso, by IAAI to Kelso in connection with future investment banking services and for the reimbursement by IAAI of expenses incurred by Kelso in connection with such services.

Parthenon and certain of its affiliates own approximately 10.4% of IAAI. Under the terms of a letter agreement between PCAP, L.P., an affiliate of Parthenon, and Axle Merger, upon completion of the merger IAAI paid to PCAP, L.P. a fee of $0.5 million.

Note 12—Acquisitions and Divestitures

In 2006 and 2007, the Company acquired several salvage pools throughout the United States in exchange for cash. Each acquisition expands and complements IAAI’s existing market coverage. The acquisitions are accounted for as purchase business combinations and the results of operations of the acquired businesses are included in the Company’s consolidated financial statements from the respective dates of acquisition. The Company has made preliminary estimates of the assets purchased and liabilities assumed.

From January 1, 2007 through April 19, 2007, the Company acquired Permian Basin Salvage Pool in Odessa, Texas for cash. The aggregate purchase price was $0.5 million.

On August 25, 2006, the Company acquired Salvage Management of Syracuse located in Cicero, New York. On July 13, 2006, the Company acquired Lenders & Insurers with three facilities located in Des Moines, Cedar Falls, and Sioux City, Iowa. On June 29, 2006, the Company acquired Gardner’s Insurance Auto Auction located in Missoula, Montana, and acquired all of the outstanding shares of capital stock of Auto Disposal Systems, Inc., or ADS, an Ohio Corporation, headquartered in Dayton, Ohio. The ADS acquisition included seven locations in Cincinnati, Cleveland, Columbus, Dayton, and Lima, Ohio and Ashland, Kentucky and Buckhannon, West Virginia. The aggregate purchase price of all of these acquisitions is approximately $71.4 million. The Company has made preliminary estimates of its allocation of each purchase price. The purchase price of these acquisitions includes $2.6 million in accounts receivable, $0.6 million in inventory, $0.7 million in fixed assets, $2.8 million in prepaid expenses, $0.5 million in accounts payable and accrued expenses, $0.7 million in deferred tax liability, $22.0 million in supplier relationships with the remaining $43.9 million being composed of goodwill.

In the first and second quarter of 2006, the Company acquired Indiana Auto Storage Pool Co., Inc. located in Indianapolis, Indiana, Indiana Auto Storage Pool Co., Inc. located in South Bend, Indiana, and NW Penn Auction Sales/Warren County Salvage located in Erie, Pennsylvania. The aggregate purchase price of these acquisitions is $19.0 million, which is comprised of $1.1 million in accounts receivable, $0.3 million in inventory, $0.5 million in fixed assets, $8.9 million in supplier relationships and $8.2 million in goodwill.

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

In accordance with certain purchase agreements, additional consideration of up to $7.5 million may be paid over a 3-5 year period following the closing of certain acquisitions based upon the volume of units sold. Such additional consideration will be accrued in the period the Company becomes obligated to pay the amounts and will increase the amount of goodwill resulting from the acquisitions.

The following table reflects the Company’s unaudited pro forma results as if the acquisitions occurred on December 26, 2005 (in thousands):

	January 1 – April 19, 2007	Year Ended December 31, 2006
Revenue	$114,788	$331,950
Income (loss) before taxes	1,084	(4,404)
Net income (loss)	(370)	(3,862)

The pro forma results reflect the incremental interest related to the new debt, changes in amortization and depreciation expense due to the change in basis of the underlying assets and their related remaining lives, and elimination of either selling, general and administrative expenses incurred by predecessor companies such as compensation of previous owners.

Note 13—Quarterly Financial Data

Summarized unaudited financial data for 2006 is as follows (dollars in thousands):

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues	$92,601	$83,498	$78,304	$77,547
Earnings from operations	6,594	4,340	6,453	5,194
Net loss	(1,648)	(4,260)	(71)	(1,200)

Note 14—Merger with ADESA, Inc.

On December 22, 2006, the Company entered into a definitive merger agreement. The merger, which occurred on April 20, 2007 combined ADESA, Inc. and its subsidiaries with Axle Holdings, Inc. and its subsidiaries. As part of the merger transaction, ADESA, Inc. and its subsidiaries and the Company became wholly owned subsidiaries of KAR Auction Services, Inc.

The following transactions occurred in connection with the merger:

•	Axle Holdings contributed the shares of Insurance Auto Auctions, Inc. in exchange for shares in KAR Auction Services, Inc.

•	The outstanding Senior Notes of $150.0 million and the outstanding balance under the senior credit facilities were repaid in their entirety.

•	A consent or premium payment of $23.6 million was paid to the holders of the Senior Notes.

Note 15—Subsequent Events

In January 2008, IAAI completed the purchase of assets of B&E Auto Auction in Henderson, Nevada which services the Southern Nevada region, including Las Vegas. The site will expand IAAI’s

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Western states. The purchase agreement includes contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

In January 2008, IAAI signed an agreement to purchase the stock of Salvage Disposal Company of Georgia, Verastar, LLC, Auto Disposal of Nashville, Inc., Auto Disposal of Chattanooga, Inc., Auto Disposal of Memphis, Inc., Auto Disposal of Paducah, Inc. and Auto Disposal of Bowling Green, Inc., eleven independently owned Salvage auctions in Georgia, North Carolina, Tennessee, Mississippi and Kentucky. These site acquisitions will expand IAAI’s national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Southern States. The purchase agreement includes contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. Financial results for these acquisitions will be included in the Company’s consolidated financial statements from the date of acquisition.

In February 2008, IAAI completed the purchase of Southern A&S (formerly Southern Auto Storage Pool) in Memphis, Tennessee. IAAI plans to combine the Southern A&S business with the Memphis operation it acquired in the Verastar deal. The combined auctions will be relocated to a new site, which will be shared with ADESA Memphis. The purchase agreement includes contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

The aggregate purchase price for the 13 previously mentioned auctions was approximately $87 million. The purchase price allocations for each auction will occur in the Company’s first quarter ending March 31, 2008.

Note 16—Supplemental Guarantor Information

The Company’s obligations related to its revolver, term-loan and the 11% senior subordinated notes are guaranteed jointly and severally by the Company’s direct and indirect present and future domestic restricted subsidiaries (the “Guarantors”). The following financial information sets forth, on a condensed consolidating basis, balance sheets, statements of operations and statements of cash flows for domestic subsidiaries of the Company that are Guarantors (collectively, the “Guarantor Subsidiaries”). Separate financial statements for the Subsidiary Guarantors of the Company are not presented because the Company has determined that such financial statements would not be material to investors.

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Condensed Consolidating Balance Sheet

(dollars in thousands)

	April 19, 2007
	Parent	Guarantor Subsidiaries	Eliminations and Adjustments	Consolidated Total
Assets
Current assets:
Cash and cash equivalents	$2,795	$10,244	$—	$13,039
Accounts receivable, net	28,984	27,961	—	56,945
Inventories	8,986	9,554	—	18,540
Income taxes receivable	806	—	—	806
Deferred income taxes	10,102	—	—	10,102
Other current assets	5,189	1,449	—	6,638

Total current assets	56,862	49,208	—	106,070

Investment in and advances to subsidiaries, net	82,940	—	(82,940)	—
Property and equipment, net	41,902	38,835	—	80,737
Intangible assets, net	144,402	—	—	144,402
Goodwill	241,895	—	—	241,895
Other assets	8,784	863	—	9,647

	$576,785	$88,906	$(82,940)	$582,751

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$27,808	$5,921	$—	$33,729
Accrued liabilities	14,306	2,070	—	16,376
Obligations under capital leases	217	—	—	217
Current installments of long-term debt	1,950	—	—	1,950

Total current liabilities	44,281	7,991	—	52,272

Deferred income taxes	36,127	—	—	36,127
Other liabilities	9,710	2,640	—	12,350
Long-term debt, excluding current installments	192,075	—	—	192,075
Senior notes	150,000	—	—	150,000
Long-term advances from parent and subsidiaries, net	—	82,940	(82,940)	—

Shareholders’ equity (deficit)	144,592	(4,665)	—	139,927

Total Liabilities and shareholders’ equity	$576,785	$88,906	$(82,940)	$582,751

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Condensed Consolidating Statement of Operations

(dollars in thousands)

	April 19, 2007
	Parent	Guarantor Subsidiaries	Eliminations and Adjustments	Consolidated Total
Revenues	$46,925	$67,863	$—	$114,788
Cost of Sales	52,912	29,579	—	82,491

Gross margin	(5,987)	38,284	—	32,297

Operating expense:
Selling, general and administrative	6,982	14,434	—	21,416
(Loss) gain on sale of property and equipment	(34)	7	—	(27)
Gain related to flood	(5)	(72)	—	(77)

	6,943	14,369	—	21,312

Income from operations	(12,930)	23,915	—	10,985
Other (income) expense:
Interest expense	10,023	3,220	(3,220)	10,023
Other income	(3,205)	(137)	3,220	(122)

Income (loss) before income taxes	(19,748)	20,832	—	1,084
Income taxes	(24,043)	25,497	—	1,454

Net income (loss)	$4,295	$(4,665)	$—	$(370)

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Condensed Consolidating Statement of Operations

(dollars in thousands)

	December 31, 2006
	Parent	Guarantor Subsidiaries	Eliminations and Adjustments	Consolidated Total
Revenues	$144,225	$187,725	$—	$331,950
Cost of Sales	120,803	134,115	—	254,918

Gross margin	23,422	53,610	—	77,032

Operating expense:
Selling, general and administrative	17,525	33,388	—	50,913
Loss (gain) on sale of property and equipment	(17)	26	—	9
Loss related to flood	—	3,529	—	3,529

	17,508	36,943	—	54,451

Income from operations	5,914	16,667	—	22,581
Other (income) expense:
Interest expense	30,596	10,314	(10,314)	30,596
Loss on early extinguishment of debt	1,300	—	—	1,300
Other income	(10,315)	(459)	10,314	(460)

Income (loss) before income taxes	(15,667)	6,812	—	(8,855)
Income taxes	(3,396)	1,720	—	(1,676)

Net income (loss)	$(12,271)	$5,092	$—	$(7,179)

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Condensed Consolidating Statement of Cash Flows

(dollars in thousands)

	April 19, 2007
	Parent	Guarantor Subsidiaries	Eliminations and Adjustments	Consolidated Total
Net cash provided by operating activities	$428	$4,960	$—	$5,388

Cash flows from investing activities:
Capital expenditures	(2,047)	(3,339)	—	(5,386)
Payments made in connection with acquisitions, net of cash acquired	(450)	—	—	(450)
Proceeds from disposal of property and equipment	39	8	—	47

Net cash used in investing activities	(2,458)	(3,331)	—	(5,789)

Cash flows from financing activities:
Principal payments on long-term debt	(488)	—	—	(488)
Principal payments on capital leases	(112)	—	—	(112)

Net cash used in financing activities	(600)	—	—	(600)

Net increase (decrease) in cash	(2,630)	1,629	—	(1,001)
Cash at beginning of period	5,425	8,615	—	14,040

Cash at end of period	$2,795	$10,244	$—	$13,039

Insurance Auto Auctions, Inc. and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 and December 31, 2006

Condensed Consolidating Statement of Cash Flows

(dollars in thousands)

	December 31, 2006
	Parent	Guarantor Subsidiaries	Eliminations and Adjustments	Consolidated Total
Net cash provided by operating activities	$6,351	$10,599	$—	$16,950

Cash flows from investing activities:
Capital expenditures	(7,906)	(9,614)	—	(17,520)
Payments made in connection with acquisitions, net of cash acquired	(91,134)	—	—	(91,134)
Proceeds from disposal of property and equipment	1,342	41	—	1,383

Net cash used in investing activities	(97,698)	(9,573)	—	(107,271)

Cash flows from financing activities:
Contributed capital	150	—	—	150
Payment of financing and other fees	(1,491)	—	—	(1,491)
Principal payments on long-term debt	(33,711)	—	—	(33,711)
Principal payments on capital leases	(367)	—	—	(367)
Issuance of term loan	113,898	—	—	113,898

Net cash provided by financing activities	78,479	—	—	78,479

Net increase (decrease) in cash	(12,868)	1,026	—	(11,842)
Cash at beginning of period	18,293	7,589	—	25,882

Cash at end of period	$5,425	$8,615	$—	$14,040

KAR Auction Services, Inc.

Consolidated Statements of Operations

(In millions)

(Unaudited)

	Nine Months Ended September 30,
	2009	2008
Operating revenues
ADESA Auction Services	$838.6	$862.7
IAAI Salvage Services	412.5	426.0
AFC	60.6	86.5

Total operating revenues	1,311.7	1,375.2

Operating expenses
Cost of services (exclusive of depreciation and amortization)	755.1	792.9
Selling, general and administrative	274.3	285.2
Depreciation and amortization	129.9	137.3
Goodwill and other intangibles impairment	—	164.4

Total operating expenses	1,159.3	1,379.8

Operating profit (loss)	152.4	(4.6)
Interest expense	132.8	161.5
Other (income) expense, net	(9.3)	4.9

Income (loss) before income taxes	28.9	(171.0)
Income taxes	11.0	(4.1)

Net income (loss)	$17.9	($166.9)

Net earnings (loss) per share–basic and diluted	$0.17	($1.56)

See accompanying Notes to Consolidated Financial Statements

KAR Auction Services, Inc.

Consolidated Balance Sheets

(In millions)

	September 30, 2009	December 31, 2008
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$380.8	$158.4
Restricted cash	8.8	15.9
Trade receivables, net of allowances of $9.2 and $10.8	318.4	285.7
Finance receivables, net of allowances of $5.4 and $6.3	146.2	158.9
Retained interests in finance receivables sold	77.9	43.4
Deferred income tax assets	38.6	43.2
Other current assets	44.2	47.2

Total current assets	1,014.9	752.7
Other assets
Goodwill	1,526.3	1,524.7
Customer relationships, net of accumulated amortization of $165.0 and $111.4	768.6	805.8
Other intangible assets, net of accumulated amortization of $56.1 and $37.9	265.8	264.7
Unamortized debt issuance costs	59.8	69.4
Other assets	16.4	18.6

Total other assets	2,636.9	2,683.2
Property and equipment, net of accumulated depreciation of $215.7 and $153.6	682.7	721.7

Total assets	$4,334.5	$4,157.6

See accompanying Notes to Consolidated Financial Statements

KAR Auction Services, Inc.

Consolidated Balance Sheets

(In millions, except share and par value data)

	September 30, 2009	December 31, 2008
	(unaudited)
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$404.4	$283.4
Accrued employee benefits and compensation expenses	54.3	42.4
Accrued interest	35.1	15.4
Other accrued expenses	70.0	102.7
Income taxes payable	3.8	—
Current maturities of long-term debt	—	4.5

Total current liabilities	567.6	448.4

Non-current liabilities
Long-term debt	2,522.9	2,522.9
Deferred income tax liabilities	329.0	335.8
Other liabilities	114.0	99.8

Total non-current liabilities	2,965.9	2,958.5
Commitments and contingencies (Note 11)	—	—

Stockholders’ equity
Preferred stock, $0.01 par value:
Authorized shares: 100,000,000
Issued shares: none	—	—
Common stock, $0.01 par value:
Authorized shares: 400,000,000
Issued shares: 106,853,660 (2009 and 2008)	1.1	1.1
Additional paid-in capital	1,025.7	1,028.8
Retained deficit	(239.8)	(257.7)
Accumulated other comprehensive income (loss)	14.0	(21.5)

Total stockholders’ equity	801.0	750.7

Total liabilities and stockholders’ equity	$4,334.5	$4,157.6

See accompanying Notes to Consolidated Financial Statements

KAR Auction Services, Inc.

Consolidated Statement of Stockholders’ Equity

(In millions)

(Unaudited)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2008	106.9	$1.1	$1,028.8	($257.7)	($21.5)	$750.7
Comprehensive income:
Net income		—	—	17.9	—	17.9
Other comprehensive income, net of tax:
Unrealized gain on interest rate derivatives		—	—	—	4.1	4.1
Foreign currency translation		—	—	—	31.4	31.4

Comprehensive income		—	—	17.9	35.5	53.4
Stock-based compensation expense		—	8.7	—	—	8.7
Reclassification of options from equity to liability		—	(11.8)	—	—	(11.8)

Balance at September 30, 2009	106.9	$1.1	$1,025.7	($239.8)	$14.0	$801.0

See accompanying Notes to Consolidated Financial Statements

KAR Auction Services, Inc.

Consolidated Statements of Cash Flows

(In millions)

(Unaudited)

	Nine Months Ended September 30,
	2009	2008
Operating activities
Net income (loss)	$17.9	($166.9)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	129.9	137.3
Provision for credit losses	2.3	7.1
Deferred income taxes	(8.5)	(27.8)
Amortization of debt issuance costs	10.0	10.2
Stock-based compensation	15.7	(4.2)
Loss on disposal of fixed assets	1.1	5.6
Goodwill and other intangibles impairment	—	164.4
Other noncash, net	8.3	6.2
Changes in operating assets and liabilities, net of acquisitions:
Finance receivables held for sale	23.0	33.9
Retained interests in finance receivables sold	(34.5)	10.7
Trade receivables and other assets	(33.0)	(43.9)
Accounts payable and accrued expenses	106.9	74.9

Net cash provided by operating activities	239.1	207.5
Investing activities
Net (increase) decrease in finance receivables held for investment	(2.8)	8.8
Acquisition of businesses, net of cash acquired	(4.1)	(155.8)
Purchases of property, equipment and computer software	(40.8)	(85.7)
Proceeds from the sale of property and equipment	0.3	73.4
Decrease in restricted cash	7.1	6.3

Net cash used by investing activities	(40.3)	(153.0)
Financing activities
Net increase in book overdrafts	30.8	2.5
Net decrease in borrowings from lines of credit	(4.5)	—
Payments for debt issuance costs	(0.3)	(1.2)
Payments on long-term debt	—	(55.7)
Payments on capital leases	(2.2)	(0.3)
Initial net investment for interest rate cap	(1.3)	—
Repurchase of common stock	—	(0.1)

Net cash provided (used) by financing activities	22.5	(54.8)
Effect of exchange rate changes on cash	1.1	(2.6)

Net increase (decrease) in cash and cash equivalents	222.4	(2.9)
Cash and cash equivalents at beginning of period	158.4	204.1

Cash and cash equivalents at end of period	$380.8	$201.2

See accompanying Notes to Consolidated Financial Statements

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements

September 30, 2009 (Unaudited)

Note 1—Basis of Presentation and Nature of Operations

On November 3, 2009, KAR Holdings, Inc. changed its name to KAR Auction Services, Inc.

Defined Terms

Unless otherwise indicated, the following terms used herein shall have the following meanings:

•	“ADESA” refers to ADESA, Inc. and its subsidiaries;

•	“AFC” refers to Automotive Finance Corporation, a subsidiary of ADESA;

•

“Axle LLC” refers to Axle Holdings II, LLC, which is owned by affiliates of certain of the Equity Sponsors (Kelso & Company and Parthenon), certain members or former members of IAAI management, and certain co-investors in connection with the acquisition of IAAI in 2005;

•

“Equity Sponsors” refers, collectively, to Kelso Investment Associates VII, L.P., GS Capital Partners VI, L.P., ValueAct Capital Master Fund, L.P. and Parthenon Investors II, L.P., which own through their respective affiliates substantially all of KAR Auction Services equity;

•	“IAAI” refers to Insurance Auto Auctions, Inc. and its subsidiaries;

•

“KAR Auction Services” or “the Company” refers to KAR Auction Services, Inc., a Delaware corporation, that is a wholly owned subsidiary of KAR LLC. KAR Auction Services is the parent company of ADESA and IAAI; and

•	“KAR LLC” refers to KAR Holdings II, LLC, which is owned by affiliates of the Equity Sponsors, management of the Company and Axle LLC.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements. Operating results for interim periods are not necessarily indicative of results that may be expected for the year as a whole. In the opinion of management, the consolidated financial statements reflect all adjustments necessary, consisting of normal recurring accruals, except as otherwise noted, for a fair statement of the Company’s financial results for the periods presented. In preparing the accompanying financial statements, management has evaluated subsequent events through November 9, 2009, the date the financial statements were issued. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from these estimates. A listing of the Company’s critical accounting estimates is described in the “Critical Accounting Estimates” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Form 10-Q and elsewhere in the Notes to the Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission (“SEC”) on March 11, 2009 (File No: 333-148847), which includes audited financial statements.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

These consolidated financial statements and condensed notes to consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2008 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The 2008 year-end consolidated balance sheet data included in this Form 10-Q was derived from the audited financial statements referenced above, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Nature of operations

As of September 30, 2009, the network of 62 ADESA whole car auctions and 152 IAAI salvage vehicle auctions facilitates the sale of used and salvage vehicles through physical, online or hybrid auctions, which permit Internet buyers to participate in physical auctions. ADESA and IAAI are leading national providers of wholesale and salvage vehicle auctions and related vehicle redistribution services for the automotive industry in North America. Redistribution services include a variety of activities designed to transfer used and salvage vehicles between sellers and buyers throughout the vehicle life cycle. ADESA and IAAI facilitate the exchange of these vehicles through an auction marketplace, which aligns sellers and buyers. As an agent for customers, the companies do not take title or ownership to substantially all vehicles sold at the auctions. Generally fees are earned from the seller and buyer on each successful auction transaction in addition to fees earned for ancillary services.

ADESA has the second largest used vehicle auction network in North America, based upon the number of used vehicles sold through auctions annually, and also provides services such as inbound and outbound logistics, reconditioning, vehicle inspection and certification, titling, administrative and salvage recovery services. ADESA is able to serve the diverse and multi-faceted needs of its customers through the wide range of services offered at its facilities.

IAAI is one of the two largest providers of salvage vehicle auctions and related services in North America. The salvage auctions facilitate the redistribution of damaged vehicles that are designated as total losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made and older model vehicles donated to charity or sold by dealers in salvage auctions. The salvage auction business specializes in providing services such as inbound and outbound logistics, inspections, evaluations, titling and settlement administrative services.

AFC is a leading provider of floorplan financing to independent used vehicle dealers and this financing is provided through 87 loan production offices located throughout North America. Floorplan financing supports independent used vehicle dealers in North America who purchase vehicles at ADESA, IAAI, independent auctions and auctions affiliated with other auction networks.

Note 2—New Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. This release established the FASB Accounting Standards Codification (“Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

The codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic. The Codification was effective on a prospective basis for interim and annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the Company’s references to GAAP accounting standards but did not have a material impact on the consolidated financial statements.

In February 2008, the FASB issued new guidance for the accounting for nonfinancial assets and nonfinancial liabilities. The new guidance, which is now a part of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, delayed the effective date by one year of the application of fair value accounting for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. The adoption of the new guidance on January 1, 2009 did not have a material impact on the consolidated financial statements.

In December 2007, the FASB issued revised guidance for the accounting for business combinations. The revised guidance, which is now a part of ASC 805, Business Combinations, establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in an acquisition, at their fair value as of the acquisition date and requires the expensing of acquisition-related costs as incurred. In addition, in relation to previous acquisitions, the provisions of ASC 805 require any release of existing income tax valuation allowances or recognition of previously unrecognized tax benefits initially established through purchase accounting to be included in earnings rather than as an adjustment to goodwill. This revised guidance was effective for annual reporting periods beginning after December 15, 2008. The adoption of the guidance on January 1, 2009 did not have a material impact on the consolidated financial statements. However, depending on the extent and size of future acquisitions, if any, the revised guidance may have material effects.

In December 2007, the FASB issued new guidance for the accounting for noncontrolling interests. The new guidance, which is now a part of ASC 810, Consolidation, establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of the new guidance were effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of the new guidance on January 1, 2009 did not have a material impact on the consolidated financial statements.

In March 2008, the FASB issued new guidance on the disclosure of derivative instruments and hedging activities. The new guidance, which is now a part of ASC 815, Derivatives and Hedging, requires enhanced disclosures for derivative instruments, including those used in hedging activities. These enhanced disclosures include information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. The provisions of the new guidance were effective for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of the new guidance on January 1, 2009 did not have a material impact on the consolidated financial statements. See Note 7 for additional information.

In May 2009, the FASB issued new guidance on subsequent events. The new guidance, which is now a part of ASC 855, Subsequent Events, requires the disclosure of the date through which an entity

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

has evaluated subsequent events and whether that represents the date the financial statements were issued or were available to be issued. The provisions of the new guidance were effective for interim and annual periods ending after June 15, 2009. The adoption of the new guidance on June 30, 2009 did not have a material impact on the consolidated financial statements.

In June 2009, the FASB issued new guidance on the accounting for the transfers of financial assets. The new guidance, which was issued as Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets – an Amendment of FASB Statement No. 140, has not yet been adopted into the Codification. The release eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria and changes the initial measurement of a transferor’s interest in transferred financial assets. The new guidance is effective on a prospective basis for annual periods ending after November 15, 2009. The Company is currently evaluating the impact that the adoption of the new guidance will have on the consolidated financial statements. At September 30, 2009, $318 million of loans sold to a bank conduit facility are not included in the Company’s balance sheet. This new guidance may require inclusion of loans sold to a bank conduit facility and originated after December 31, 2009, in the Company’s financial statements.

Note 3—Stock-Based Compensation Plans

The Company’s stock-based compensation expense includes expense associated with the Company’s service option awards, KAR LLC operating unit awards and Axle LLC operating unit awards. The Company initially classified the service options as equity awards and the KAR LLC and Axle LLC operating units as liability awards. In February 2009, the Company took certain actions related to its stock-based compensation plans which resulted in all outstanding awards being classified as liability awards prospectively. The main difference between a liability-classified award and an equity-classified award is that liability-classified awards are remeasured each reporting period at fair value. The liability for these awards is recorded in “Other liabilities” on the consolidated balance sheet. Per ASC 718, an award that changes its classification from equity to liability should result in compensation cost equal to the greater of (1) the grant-date fair value of the original equity award or (2) the fair value of the liability award when it is settled. The related liability and compensation expense of KAR LLC and Axle LLC, which is for the benefit of Company employees, results in a capital contribution from KAR LLC and Axle LLC to the Company and compensation expense for the Company.

The compensation cost that was charged against income for all stock-based compensation plans was $15.7 million for the nine months ended September 30, 2009, and the total income tax benefit recognized in the consolidated statement of operations for stock-based compensation agreements was approximately $2.7 million for the nine months ended September 30, 2009.

The compensation cost that was charged against income for service options was $1.6 million for the nine months ended September 30, 2008, and the total income tax benefit recognized in the consolidated statement of operations for service options was approximately $0.6 million for the nine months ended September 30, 2008. The Company recognized a net reduction in compensation expense for operating units of approximately $5.8 million for the nine months ended September 30, 2008. The reduction in operating unit compensation expense for the nine months ended September 30, 2008 resulted from marking the operating units to fair value. The Company did not capitalize any stock-based compensation cost in the nine months ended September 30, 2009 or 2008.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Note 4—Finance Receivables

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary (“AFC Funding Corporation”), established for the purpose of purchasing AFC’s finance receivables. A securitization agreement allows for the revolving sale by AFC Funding Corporation to a bank conduit facility of up to a maximum of $750 million in undivided interests in certain eligible finance receivables subject to committed liquidity. The agreement expires on April 20, 2012. AFC Funding Corporation had committed liquidity of $450 million at September 30, 2009. Receivables that AFC Funding Corporation sells to the bank conduit facility qualify for sales accounting for financial reporting purposes pursuant to ASC 860, Transfers and Servicing, and as a result are not reported on the Company’s consolidated balance sheet.

On January 30, 2009, AFC and AFC Funding Corporation entered into an amendment to the Receivables Purchase Agreement with the other parties named therein. The aggregate maximum commitment of the purchasers is $450 million. In addition, the calculation of the purchasers’ participation was amended, reducing the amount received by AFC Funding Corporation upon the sale of an interest in the receivables to the purchasers.

At September 30, 2009, AFC managed total finance receivables of $547.5 million, of which $460.1 million had been sold without recourse to AFC Funding Corporation. At December 31, 2008, AFC managed total finance receivables of $506.6 million, of which $436.5 million had been sold without recourse to AFC Funding Corporation. Undivided interests in finance receivables were sold by AFC Funding Corporation to the bank conduit facility with recourse totaling $318.0 million and $298.0 million at September 30, 2009 and December 31, 2008. Finance receivables include $34.3 million and $6.6 million classified as held for sale which are recorded at lower of cost or fair value, and $117.3 million and $158.6 million classified as held for investment at September 30, 2009 and December 31, 2008. Finance receivables classified as held for investment include $19.1 million and $69.8 million related to receivables that were sold to the bank conduit facility that were repurchased by AFC at fair value when they became ineligible under the terms of the collateral agreement with the bank conduit facility at September 30, 2009 and December 31, 2008. The face amount of these receivables was $20.6 million and $78.7 million at September 30, 2009 and December 31, 2008.

AFC’s allowance for losses of $5.4 million and $6.3 million at September 30, 2009 and December 31, 2008 included an estimate of losses for finance receivables held for investment as well as an allowance for any further deterioration in the finance receivables after they are repurchased from the bank conduit facility. Additionally, accrued liabilities of $1.9 million and $3.0 million for the estimated losses for loans sold by the special purpose subsidiary were recorded at September 30, 2009 and December 31, 2008. These loans were sold to a bank conduit facility with recourse to the special purpose subsidiary and will come back on the balance sheet of the special purpose subsidiary at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility.

The outstanding receivables sold, the retained interests in finance receivables sold and a cash reserve of 1 or 3 percent of total sold receivables serve as security for the receivables that have been sold to the bank conduit facility. The amount of the cash reserve depends on circumstances which are set forth in the securitization agreement. After the occurrence of a termination event, as defined in the securitization agreement, the bank conduit facility may, and could, cause the stock of AFC Funding

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Corporation to be transferred to the bank conduit facility, though as a practical matter the bank conduit facility would look to the liquidation of the receivables under the transaction documents as their primary remedy.

Proceeds from the revolving sale of receivables to the bank conduit facility are used to fund new loans to customers. AFC and AFC Funding Corporation must maintain certain financial covenants including, among others, limits on the amount of debt AFC can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreement also incorporates the financial covenants of the Company’s credit facility. At September 30, 2009, the Company was in compliance with the covenants in the securitization agreement.

The following illustration presents quantitative information about delinquencies, credit losses less recoveries (“net credit losses”) and components of securitized financial assets and other related assets managed. For purposes of this illustration, delinquent receivables are defined as receivables 31 days or more past due.

	September 30, 2009
	Principal Amount of:
(in millions)	Receivables	Receivables Delinquent	Net Credit Losses Nine Months Ended September 30, 2009
Floorplan receivables	$140.9	$2.3	$2.1
Special purpose loans	10.7	3.7	—

Finance receivables held	151.6	$6.0	$2.1

Receivables sold	318.0

Retained interests in finance receivables sold	77.9

Total receivables managed	$547.5

The net credit losses for receivables sold approximated $21.5 million for the nine months ended September 30, 2009.

	December 31, 2008
	Principal Amount of:
(in millions)	Receivables	Receivables Delinquent	Net Credit Losses Nine Months Ended September 30, 2008
Floorplan receivables	$151.2	$7.4	$1.3
Special purpose loans	14.0	7.1	—

Finance receivables held	165.2	$14.5	$1.3

Receivables sold	298.0

Retained interests in finance receivables sold	43.4

Total receivables managed	$506.6

The net credit losses for receivables sold approximated $23.9 million for the nine months ended September 30, 2008.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

The following table summarizes certain cash flows received from and paid to the special purpose subsidiaries (in millions):

	Nine Months Ended September 30,
	2009	2008
Proceeds from sales of finance receivables	$2,313.6	$3,481.6
Servicing fees received	$7.5	$12.1
Proceeds received on retained interests in finance receivables sold	$59.1	$81.1

The Company’s retained interests in finance receivables sold, including a nominal interest only strip, amounted to $77.9 million and $43.4 million at September 30, 2009 and December 31, 2008. Sensitivities associated with the Company’s retained interests were insignificant at all periods presented due to the short-term nature of the asset.

Note 5—Goodwill and Other Intangible Assets

Goodwill consisted of the following (in millions):

	ADESA Auctions	IAAI	AFC	Total
Balance at December 31, 2007	$806.7	$452.4	$358.5	$1,617.6
Increase for acquisition activity	17.4	52.1	—	69.5
Impairment	—	—	(161.5)	(161.5)
Other	0.7	(0.9)	(0.7)	(0.9)

Balance at December 31, 2008	$824.8	$503.6	$196.3	$1,524.7
Acquisition activity	1.3	(0.2)	—	1.1
Other	0.5	—	—	0.5

Balance at September 30, 2009	$826.6	$503.4	$196.3	$1,526.3

Goodwill represents the excess cost over fair value of identifiable net assets of businesses acquired. The Company tests goodwill and tradenames for impairment at the reporting unit level annually in the second quarter, or more frequently as impairment indicators arise. In the third quarter of 2008, a noncash goodwill impairment charge of $161.5 million was recorded in the AFC reporting unit. In light of the overall economy and in particular the automotive and finance industries which continued to face severe pressures, AFC and its customer dealer base were negatively impacted. In addition, AFC was negatively impacted by reduced interest rate spreads. As a result of reduced interest rate spreads and increased risk associated with lending in the automotive industry, AFC tightened credit policies and experienced a decline in its portfolio of finance receivables. These factors contributed to lower operating profits and cash flows at AFC throughout 2008 as compared to 2007. Based on this trend, the forecasted performance was revised and the fair value of the reporting unit declined. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

In addition, in the third quarter of 2008, a noncash tradename charge of approximately $2.9 million was recorded in the AFC reporting unit, reducing its carrying value of $11.6 million to its fair value of $8.7 million. The fair value of the tradename was estimated using the royalty savings method, a form of the income approach.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Note 6—Long-Term Debt

Long-term debt consisted of the following (in millions):

	Interest Rate	Maturity	September 30, 2009	December 31, 2008
Term Loan B	LIBOR + 2.25%	October 19, 2013	$1,497.9	$1,497.9
$300 million revolving credit facility	LIBOR + 2.25%	April 19, 2013	—	—
Floating rate senior notes	LIBOR + 4.00%	May 01, 2014	150.0	150.0
Senior notes	8.75%	May 01, 2014	450.0	450.0
Senior subordinated notes	10%	May 01, 2015	425.0	425.0
Canadian line of credit	Prime + 1.75%	August 31, 2010	—	4.5

Total debt			2,522.9	2,527.4
Less current portion of long-term debt			—	4.5

Long-term debt			$2,522.9	$2,522.9

Credit Facilities

In 2007, the Company entered into senior secured credit facilities, comprised of a $300.0 million revolving credit facility and a $1,565.0 million term loan (Term Loan B in the table above). The revolver was entered into for working capital and general corporate purposes. There were no borrowings under the revolver at September 30, 2009 or December 31, 2008, although the Company did have related outstanding letters of credit in the aggregate amount of $31.3 million and $29.3 million at September 30, 2009 and December 31, 2008.

On October 23, 2009, the Company entered into an amendment to its Credit Agreement. As part of the amendment, the Company agreed to pay an amendment fee of 25 basis points to approving lenders, based on commitments outstanding as of October 23, 2009, on the effective date of the amendment. The amendment will not become effective until the satisfaction of certain conditions precedent, including the consummation of the Company’s proposed initial public offering and the prepayment of $250 million or more of the term loan. If the amendment becomes effective, the amendment will (i) allow KAR LLC to own less than 100% of the Company’s outstanding capital stock, (ii) permit the Company to use proceeds from the Company’s proposed initial public offering and any future offering of common stock plus unrestricted cash on hand at the time of the Company’s proposed initial public offering to repay, redeem, repurchase or defease, or segregate funds with respect to, one or more of the Company’s senior subordinated notes, fixed rate senior notes and floating rate senior notes and (iii) permit the Company to pay accelerated management fees to the Company’s Equity Sponsors in connection with the termination of its financial advisory agreements with them. In addition, if the amendment becomes effective, the following revisions, among others, will occur:

•	availability of borrowings under the revolving credit facility will be reduced by $50 million to $250 million;

•	the revolving credit facility and Term Loan B interest rate will be increased to LIBOR plus a margin of 2.75% from LIBOR plus a margin of 2.25%; and

•	the pricing grid of both facilities will be eliminated.

In accordance with the terms of the Credit Agreement, the Company prepaid approximately $51.5 million of the term loan during 2008 as a result of certain asset sales. The prepayments were credited to prepay in direct order of maturity the unpaid amounts due on the next eight scheduled quarterly installments of the term loan, and thereafter to the remaining scheduled quarterly installments of the term loan on a pro rata basis. As such, there are no scheduled quarterly installments due on the term

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

loan until March 31, 2011. In addition, commencing with the fiscal year ended December 31, 2008, the Company was subject to a potential prepayment on the term loan. If there is any excess cash flow, as defined in the Company’s senior secured credit facility, the Company shall prepay the term loan in an amount equal to 50% of the excess cash flow on or before the 105th day following the end of the fiscal year. There was no excess cash flow, as defined, for the year ended December 31, 2008.

The senior secured credit facilities are guaranteed by KAR LLC and each of the Company’s direct and indirect present and future material domestic subsidiaries, subject to certain exceptions (excluding among others, AFC Funding Corporation). The senior secured credit facilities are secured by a perfected first priority security interest in, and mortgages on, all present and future tangible and intangible assets of the Company and the guarantors, and the capital stock of the Company and each of its direct and indirect material domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries.

The credit agreement includes covenants that, among other things, limit or restrict the Company’s and its subsidiaries’ abilities to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, including the senior notes, pay dividends, create liens, make equity or debt investments, make acquisitions, modify the terms of the indenture, engage in mergers, make capital expenditures and engage in certain transactions with affiliates. In addition, the senior secured credit facilities are subject to a senior secured leverage ratio test, provided there are revolving loans outstanding. There were no revolving loans outstanding at September 30, 2009. The Company was in compliance with the covenants in the credit facility at September 30, 2009.

Canadian Line of Credit

On August 31, 2009, the Company entered into a Second Amendment to the line of credit available to ADESA Canada. Pursuant to the Second Amendment, the line of credit was reduced from C$8 million to C$4 million. In addition, the line of credit bears interest at a rate equal to the prime rate plus 175 basis points. There were no borrowings under the Canadian line of credit at September 30, 2009 and there were $4.5 million in borrowings at December 31, 2008. There were related letters of credit outstanding totaling approximately C$1.8 million and C$2.5 million at September 30, 2009 and December 31, 2008, which reduce credit available under the Canadian line of credit, but do not affect amounts available for borrowings under the Company’s revolving credit facility. The line of credit is guaranteed by certain ADESA Canada companies and is secured by a first priority security interest in the obligor’s accounts receivable.

Fair Value of Debt

As of September 30, 2009, the estimated fair value of the Company’s long-term debt amounted to $2,445.6 million. The estimate of fair value is based on current market prices for the Company’s publicly-traded debt as of September 30, 2009. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

Note 7 – Derivatives

The Company is exposed to interest rate risk on borrowings. Accordingly, interest rate fluctuations affect the amount of interest expense the Company is obligated to pay. The Credit Agreement of KAR Auction Services required that interest on at least 50% of the aggregate principal amount of the notes and the term loans be fixed by means of interest rate protection for an initial period of not less than 2 years. As such, in July 2007, the Company entered into an interest rate swap

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

agreement with a notional amount of $800 million to manage its exposure to interest rate movements on its variable rate Term Loan B credit facility. The interest rate swap agreement effectively resulted in a fixed LIBOR interest rate of 5.345% on $800 million of the Term Loan B credit facility and matured on June 30, 2009.

In May 2009, the Company entered into an interest rate swap agreement with a notional amount of $650 million to manage its exposure to interest rate movements on its variable rate Term Loan B credit facility. The interest rate swap agreement had an effective date of June 30, 2009, matures on June 30, 2012 and effectively results in a fixed LIBOR interest rate of 2.19% on $650 million of the Term Loan B credit facility. The Company is exposed to credit loss in the event of non-performance by the counterparty; however, non-performance is not anticipated.

In May 2009, the Company also purchased an interest rate cap for $1.3 million with a notional amount of $250 million to manage its exposure to interest rate movements on its variable rate Term Loan B credit facility when one-month LIBOR exceeds 2.5%. The interest rate cap relates to a portion of the variable rate debt that is not covered by an interest rate swap agreement. The interest rate cap agreement had an effective date of June 30, 2009 and matures on June 30, 2011. The initial $1.3 million investment is recorded in “Other assets” on the consolidated balance sheet and will be amortized over the life of the interest rate cap to interest expense. The Company is exposed to credit loss in the event of non-performance by the counterparty; however, non-performance is not anticipated.

ASC 815 requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. In accordance with ASC 815, the Company has designated its interest rate derivatives as cash flow hedges. The fair values of the interest rate derivatives are estimated using pricing models widely used in financial markets and represent the estimated amounts the Company would receive or pay to terminate the agreements at the reporting date. The following table presents the fair value of the Company’s interest rate derivatives included in the consolidated balance sheet for the periods presented (in millions):

	Asset Derivatives				Liability Derivatives
	September 30, 2009		December 31, 2008		September 30, 2009		December 31, 2008
Derivatives Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
$800 million notional interest rate swap	Other assets	N/A	Other assets	$—	Other accrued expenses	N/A	Other accrued expenses	$16.3

$650 million notional interest rate swap	Other assets	$—	Other assets	N/A	Other accrued expenses	$9.7	Other accrued expenses	N/A

$250 million notional interest rate cap	Other assets	$0.9	Other assets	N/A	Other accrued expenses	$—	Other accrued expenses	N/A

The earnings impact of the interest rate derivatives designated as cash flow hedges are recorded upon the recognition of the interest related to the hedged debt. Any ineffectiveness in the hedging relationships is recognized in current earnings. There was no significant ineffectiveness in the first nine months of 2009 or 2008. Changes in the fair value of the interest rate derivatives designated as cash flow hedges are recorded in “Other comprehensive income”. Unrealized gains or losses on the interest rate derivatives are included as a component of “Accumulated other comprehensive income”. At

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

September 30, 2009, there was a net unrealized loss totaling $6.2 million, net of tax benefits of $3.8 million. At December 31, 2008, there was a net unrealized loss totaling $10.3 million, net of tax benefits of $6.0 million. The following table presents the effect of the interest rate derivatives on the Company’s statement of equity and consolidated statements of income for the periods presented (in millions):

	Amount of Gain / (Loss) Recognized in OCI on Derivative (Effective Portion)		Location of Gain /(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain /(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivatives in ASC 815 Cash Flow Hedging Relationships	Nine Months Ended September 30,			Nine Months Ended September 30,
	2009	2008		2009	2008
$800 million notional interest rate swap	$10.3	$3.9	Interest expense	($16.1)	($11.6)
$650 million notional interest rate swap	($6.0)	N/A	Interest expense	($3.2)	N/A
$250 million notional interest rate cap	($0.2)	N/A	N/A	$—	N/A

Note 8—Comprehensive Income (Loss)

The components of comprehensive income (loss) are as follows (in millions):

	Nine Months Ended September 30,
	2009	2008
Net income (loss)	$17.9	($166.9)
Other comprehensive income (loss), net of tax
Foreign currency translation gain (loss)	31.4	(18.7)
Unrealized (loss) gain on interest rate derivatives	4.1	3.9

Comprehensive income (loss)	$53.4	($181.7)

The composition of “Accumulated other comprehensive income” at September 30, 2009 consisted of the net unrealized loss on the interest rate derivatives of $6.2 million, a $0.4 million unrealized gain on post-retirement benefit obligation and foreign currency translation gain of $19.8 million. The composition of “Accumulated other comprehensive loss” at December 31, 2008 consisted of the net unrealized loss on the interest rate derivative of $10.3 million, a $0.4 million unrealized gain on post-retirement benefit obligation and a foreign currency translation loss of $11.6 million.

Note 9 – Fair Value Measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures, to its financial assets and liabilities. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The standard establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

•

Level 2—Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities, such as models or other valuation methodologies.

•

Level 3—Unobservable inputs that are based on the Company’s assumptions, are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include instruments for which the determination of fair value requires significant management judgment or estimation.

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis in accordance with ASC 820 (in millions):

Description	September 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Retained interest	$77.9	$—	$—	$77.9
Interest rate cap	0.9	—	0.9	—
Liabilities:
Interest rate swap	$9.7	$—	$9.7	$—

Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Retained interest	$43.4	$—	$—	$43.4

Liabilities:
Interest rate swap	$16.3	$—	$16.3	$—

Retained Interest—Representative of the retained interests in finance receivables sold. The fair value of the retained interests is based upon the Company’s estimates of future cash flows, using assumptions that market participants would use to value such investments, including estimates of anticipated credit losses over the life of the finance receivables sold. The cash flows were discounted using a market discount rate. The recorded fair value, however, requires significant management judgment or estimation and may not necessarily represent what the Company would receive in an actual sale of the receivables.

Interest Rate Swaps—Under the interest rate swap agreements, the Company pays a fixed LIBOR rate on a notional amount and receives a variable LIBOR rate which effectively hedges a portion of the Term Loan B credit facility. The fair value of the interest rate swaps is based on quoted market prices for similar instruments from a commercial bank.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Interest Rate Cap—Under the interest rate cap agreement, the Company will receive interest on a notional amount when one-month LIBOR exceeds 2.5%. This agreement effectively hedges a portion of the Term Loan B credit facility. The fair value of the interest rate cap is based on quoted market prices for similar instruments from a commercial bank.

Note 10—Segment Information

ASC 280, Segment Reporting, requires reporting of segment information that is consistent with the manner in which the chief operating decision maker operates and views the Company. KAR Auction Services has three reportable business segments: ADESA Auctions, IAAI and AFC. These reportable segments offer different services and are managed separately based on the fundamental differences in their operations.

The holding company is maintained separately from the three reportable segments and includes expenses associated with the corporate office, such as salaries, benefits, and travel costs for the corporate management team, certain human resources, information technology and accounting costs, and incremental insurance, treasury, legal and risk management costs. Holding company interest includes the interest incurred on the corporate debt structure. Other than some information technology costs, costs incurred at the holding company are not allocated to the three business segments.

Financial information regarding KAR Auction Services’ reportable segments is set forth below for the nine months ended September 30, 2009 (in millions):

	ADESA Auctions	IAAI	AFC	Holding Company	Consolidated
Operating revenues	$838.6	$412.5	$60.6	$—	$1,311.7

Operating expenses
Cost of services (exclusive of depreciation and amortization)	468.1	264.5	22.5	—	755.1
Selling, general and administrative	157.2	52.1	8.1	56.9	274.3
Depreciation and amortization	66.8	43.9	18.4	0.8	129.9

Total operating expenses	692.1	360.5	49.0	57.7	1,159.3

Operating profit (loss)	146.5	52.0	11.6	(57.7)	152.4
Interest expense (income)	0.5	1.0	—	131.3	132.8
Other (income) expense, net	(2.0)	(1.2)	1.2	(7.3)	(9.3)
Intercompany expense (income)	27.1	31.8	(5.4)	(53.5)	—

Income (loss) before income taxes	120.9	20.4	15.8	(128.2)	28.9
Income taxes	43.7	8.4	5.7	(46.8)	11.0

Net income (loss)	$77.2	$12.0	$10.1	($81.4)	$17.9

Assets	$2,130.2	$1,170.6	$651.3	$382.4	$4,334.5

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Financial information regarding KAR Auction Services’ reportable segments is set forth below for the nine months ended September 30, 2008 (in millions):

	ADESA Auctions	IAAI	AFC	Holding Company	Consolidated
Operating revenues	$862.7	$426.0	$86.5	$—	$1,375.2

Operating expenses
Cost of services (exclusive of depreciation and amortization)	492.2	273.5	27.2	—	792.9
Selling, general and administrative	181.1	52.7	12.6	38.8	285.2
Depreciation and amortization	69.1	46.6	19.2	2.4	137.3
Goodwill and other intangibles impairment	—	—	164.4	—	164.4

Total operating expenses	742.4	372.8	223.4	41.2	1,379.8

Operating profit (loss)	120.3	53.2	(136.9)	(41.2)	(4.6)
Interest expense	1.1	0.1	—	160.3	161.5
Other (income) expense, net	(2.5)	(0.5)	—	7.9	4.9
Intercompany expense (income)	30.5	28.3	0.2	(59.0)	—

Income (loss) before income taxes	91.2	25.3	(137.1)	(150.4)	(171.0)
Income taxes	37.1	9.9	9.8	(60.9)	(4.1)

Net income (loss)	$54.1	$15.4	($146.9)	($89.5)	($166.9)

Assets	$2,254.0	$1,162.6	$711.4	$217.0	$4,345.0

Note 11—Commitments and Contingencies

The Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. The Company accrues an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss (or range of possible losses) can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies including litigation and environmental matters are included in “Other accrued expenses” at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information become available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on the Company’s operating results in that period. Legal fees are expensed as incurred.

The Company has accrued, as appropriate, for environmental remediation costs anticipated to be incurred at certain of its auction facilities. Liabilities for environmental matters included in “Other accrued expenses” were $1.1 million and $0.9 million at September 30, 2009 and December 31, 2008, respectively. No amounts have been accrued as receivables for potential reimbursement or recoveries to offset this liability.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

The Company stores a significant number of vehicles owned by various customers that are consigned to the Company to be auctioned. The Company is contingently liable for each consigned vehicle until the eventual sale or other disposition, subject to certain natural disaster exceptions. Individual stop loss and aggregate insurance coverage is maintained on the consigned vehicles. These consigned vehicles are not included in the consolidated balance sheets.

In the normal course of business, the Company also enters into various other guarantees and indemnities in its relationships with suppliers, service providers, customers and others. These guarantees and indemnifications do not materially impact the Company’s financial condition or results of operations, but indemnifications associated with the Company’s actions generally have no dollar limitations and currently cannot be quantified.

As noted above, the Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Such litigation is generally not, in the opinion of management, likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows. Legal and regulatory proceedings which could be material are discussed below.

IAAI—Lower Duwamish Waterway

On March 25, 2008, the United States Environmental Protection Agency, or EPA, issued a General Notice of Potential Liability pursuant to Section 107(a), and a Request for Information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA” to IAAI for a Superfund site known as the Lower Duwamish Waterway Superfund Site in Seattle, Washington, or “LDW.” At this time, the EPA has not demanded that IAAI pay any funds or take any action apart from responding to the Section 104(e) Information Request. The EPA has advised IAAI that, to date, it has sent out approximately 60 general notice letters to other parties, and has sent Section 104(e) Requests to more than 250 other parties. A remedial investigation has been conducted for this site by some of the potentially responsible parties, who have also commenced a feasibility study pursuant to CERCLA. IAAI is aware that certain authorities may wish to bring Natural Resource Damage claims against potentially responsible parties. In addition, the Washington State Department of Ecology is working with the EPA in relation to LDW, primarily to investigate and address sources of potential contamination contributing to LDW. IAAI and the owner and predecessor at their Tukwila location, which is adjacent to the LDW, are currently in discussion with the Department of Ecology concerning possible source control obligations, including an investigation of the water and soils entering the stormwater system, an analysis of the source of any contamination identified within the system and possible repairs and upgrades to the stormwater capture and filtration system.

Note 12—Supplemental Guarantor Information

The Company’s obligations related to its term loan, revolver, 10% senior subordinated notes, 8 3/4% senior notes and floating rate senior notes are guaranteed on a full, unconditional, joint and several basis by certain direct and indirect present and future domestic subsidiaries (the “Guarantor Subsidiaries”). AFC Funding Corporation and all foreign subsidiaries of the Company are not guarantors (the “Non-Guarantor Subsidiaries”). The following financial information sets forth, on a condensed consolidating basis, the balance sheets, statements of operations and statements of cash

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

flows for the periods indicated for KAR Auction Services, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at KAR Auction Services on a consolidated basis.

The condensed consolidating financial statements are provided as an alternative to filing separate financial statements of the Guarantor Subsidiaries. The condensed consolidating financial statements should be read in conjunction with the consolidated financial statements of KAR Auction Services, Inc. and notes thereto.

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Condensed Consolidating Statement of Income

For the Nine Months Ended September 30, 2009

(In millions)

(Unaudited)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Operating revenues	$—	$1,058.2	$253.5	$—	$1,311.7

Operating expenses
Cost of services (exclusive of depreciation and amortization)	—	645.8	109.3	—	755.1
Selling, general and administrative	15.0	225.7	33.6	—	274.3
Depreciation and amortization	—	113.3	16.6	—	129.9

Total operating expenses	15.0	984.8	159.5	—	1,159.3

Operating profit (loss)	(15.0)	73.4	94.0	—	152.4
Interest expense	79.6	49.9	3.3	—	132.8
Other income, net	—	(8.2)	(1.1)	—	(9.3)
Intercompany expense (income)	—	(11.5)	11.5	—	—

Income (loss) before income taxes	(94.6)	43.2	80.3	—	28.9
Income taxes	(34.0)	16.7	28.3	—	11.0

Net income (loss)	($60.6)	$26.5	$52.0	$—	$17.9

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Condensed Consolidating Statement of Operations

For the Nine Months Ended September 30, 2008

(In millions)

(Unaudited)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Operating revenues	$—	$1,062.3	$312.9	$—	$1,375.2

Operating expenses
Cost of services (exclusive of depreciation and amortization)	—	665.3	127.6	—	792.9
Selling, general and administrative	(2.0)	249.9	37.3	—	285.2
Depreciation and amortization	—	119.5	17.8	—	137.3
Goodwill and other intangibles impairment	—	164.4	—	—	164.4

Total operating expenses	(2.0)	1,199.1	182.7	—	1,379.8

Operating profit (loss)	2.0	(136.8)	130.2	—	(4.6)

Interest expense	109.0	40.8	11.7	—	161.5
Other (income) expense, net	—	6.1	(1.2)	—	4.9
Intercompany charges	—	(19.6)	19.6	—	—

Income (loss) before income taxes	(107.0)	(164.1)	100.1	—	(171.0)

Income taxes	(43.2)	(0.2)	39.3	—	(4.1)

Net income (loss)	($63.8)	($163.9)	$60.8	$—	($166.9)

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Condensed Consolidating Balance Sheet

As of September 30, 2009

(In millions)

(Unaudited)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Assets
Current assets
Cash and cash equivalents	$—	$356.7	$24.1	$—	$380.8
Restricted cash	—	3.6	5.2	—	8.8
Trade receivables, net of allowances	0.8	278.4	53.3	(14.1)	318.4
Finance receivables, net of allowances	—	4.1	142.1	—	146.2
Retained interests in finance receivables sold	—	—	77.9	—	77.9
Deferred income tax assets	1.4	37.2	—	—	38.6
Other current assets	0.6	39.8	3.8	—	44.2

Total current assets	2.8	719.8	306.4	(14.1)	1,014.9

Other assets
Investments in and advances to affiliates, net	2,886.5	4.0	77.8	(2,968.3)	—
Goodwill	—	1,522.5	3.8	—	1,526.3
Customer relationships, net of accumulated amortization	—	657.1	111.5	—	768.6
Other intangible assets, net of accumulated amortization	—	254.2	11.6	—	265.8
Unamortized debt issuance costs	59.8	—	—	—	59.8
Other assets	0.8	15.0	0.6	—	16.4

Total other assets	2,947.1	2,452.8	205.3	(2,968.3)	2,636.9

Property and equipment, net of accumulated depreciation	—	543.5	139.2	—	682.7

Total assets	$2,949.9	$3,716.1	$650.9	($2,982.4)	$4,334.5

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Condensed Consolidating Balance Sheet

As of September 30, 2009

(In millions)

(Unaudited)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$373.5	$45.0	($14.1)	$404.4
Accrued employee benefits and compensation expenses	—	48.8	5.5	—	54.3
Accrued interest	35.1	—	—	—	35.1
Other accrued expenses	0.8	62.8	6.4	—	70.0
Income taxes payable	—	1.4	2.4	—	3.8

Total current liabilities	35.9	486.5	59.3	(14.1)	567.6

Non-current liabilities
Investments by and advances from affiliates, net	79.3	117.1	—	(196.4)	—
Long-term debt	1,701.4	718.0	103.5	—	2,522.9
Deferred income tax liabilities	(2.4)	299.1	32.3	—	329.0
Other liabilities	9.6	99.0	5.4	—	114.0

Total non-current liabilities	1,787.9	1,233.2	141.2	(196.4)	2,965.9

Commitments and contingencies	—	—	—	—	—

Stockholders’ equity
Total stockholders’ equity	1,126.1	1,996.4	450.4	(2,771.9)	801.0

Total liabilities and stockholders’ equity	$2,949.9	$3,716.1	$650.9	($2,982.4)	$4,334.5

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Condensed Consolidating Balance Sheet

As of December 31, 2008

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Assets
Current assets
Cash and cash equivalents	$—	$129.5	$28.9	$—	$158.4
Restricted cash	—	3.6	12.3	—	15.9
Trade receivables, net of allowances	—	260.8	31.1	(6.2)	285.7
Finance receivables, net of allowances	—	3.8	155.1	—	158.9
Retained interests in finance receivables sold	—	—	43.4	—	43.4
Deferred income tax assets	6.0	37.2	—	—	43.2
Other current assets	0.4	43.7	3.1	—	47.2

Total current assets	6.4	478.6	273.9	(6.2)	752.7

Other assets
Investments in and advances to affiliates, net	2,858.8	—	76.1	(2,934.9)	—
Goodwill	—	1,521.4	3.3	—	1,524.7
Customer relationships, net of accumulated amortization	—	700.9	104.9	—	805.8
Other intangible assets, net of accumulated amortization	—	253.0	11.7	—	264.7
Unamortized debt issuance costs	69.4	—	—	—	69.4
Other assets	—	15.9	2.7	—	18.6

Total other assets	2,928.2	2,491.2	198.7	(2,934.9)	2,683.2

Property and equipment, net of accumulated depreciation	—	595.2	126.5	—	721.7

Total assets	$2,934.6	$3,565.0	$599.1	($2,941.1)	$4,157.6

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Condensed Consolidating Balance Sheet

As of December 31, 2008

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$273.9	$15.7	($6.2)	$283.4
Accrued employee benefits and compensation expenses	—	38.0	4.4	—	42.4
Accrued interest	15.4	—	—	—	15.4
Other accrued expenses	18.7	78.1	5.9	—	102.7
Current maturities of long-term debt	—	—	4.5	—	4.5

Total current liabilities	34.1	390.0	30.5	(6.2)	448.4

Non-current liabilities
Investments by and advances from affiliates, net	56.6	109.2	—	(165.8)	—
Long-term debt	1,701.4	705.0	116.5	—	2,522.9
Deferred income tax liabilities	—	304.1	31.7	—	335.8
Other liabilities	—	96.2	3.6	—	99.8

Total non-current liabilities	1,758.0	1,214.5	151.8	(165.8)	2,958.5
Commitments and contingencies	—	—	—	—	—

Stockholders’ equity
Total stockholders’ equity	1,142.5	1,960.5	416.8	(2,769.1)	750.7

Total liabilities and stockholders’ equity	$2,934.6	$3,565.0	$599.1	($2,941.1)	$4,157.6

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Condensed Consolidating Statement of Cash Flows

For the Nine Months Ended September 30, 2009

(In millions)

(Unaudited)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Net cash provided by operating activities	$1.6	$228.2	$9.3	$—	$239.1

Investing activities
Net decrease (increase) in finance receivables held for investment	—	9.2	(12.0)	—	(2.8)
Acquisition of businesses, net of cash acquired	—	(4.1)	—	—	(4.1)
Purchases of property, equipment and computer software	—	(38.7)	(2.1)	—	(40.8)
Proceeds from sale of property, equipment and computer software	—	0.3	—	—	0.3
(Increase) decrease in restricted cash	—	—	7.1	—	7.1

Net cash used by investing activities	—	(33.3)	(7.0)	—	(40.3)
Financing activities
Net increase (decrease) in book overdrafts	—	34.1	(3.3)	—	30.8
Net increase (decrease) in borrowings from lines of credit	—	—	(4.5)	—	(4.5)
Payments for debt issuance costs	(0.3)	—	—	—	(0.3)
Payments on capital leases	—	(1.8)	(0.4)	—	(2.2)
Initial net investment for interest rate cap	(1.3)	—	—	—	(1.3)

Net cash provided by (used by) financing activities	(1.6)	32.3	(8.2)	—	22.5
Effect of exchange rate changes on cash	—	—	1.1	—	1.1

Net increase (decrease) in cash and cash equivalents	—	227.2	(4.8)	—	222.4
Cash and cash equivalents at beginning of period	—	129.5	28.9	—	158.4

Cash and cash equivalents at end of period	$—	$356.7	$24.1	$—	$380.8

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Condensed Consolidating Statement of Cash Flows

For the Nine Months Ended September 30, 2008

(In millions)

(Unaudited)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Net cash (used by) provided by operating activities	$57.0	$139.6	$10.9	$—	$207.5

Investing activities
Net decrease (increase) in finance receivables held for investment	—	(1.2)	10.0	—	8.8
Acquisition of businesses, net of cash acquired	—	(149.3)	(6.5)	—	(155.8)
Purchases of property, equipment and computer software	—	(80.6)	(5.1)	—	(85.7)
Proceeds from the sale of property, equipment and computer software	—	73.4	—	—	73.4
(Increase) decrease in restricted cash	—	4.3	2.0	—	6.3

Net cash (used by) provided by investing activities	—	(153.4)	0.4	—	(153.0)
Financing activities
Net increase (decrease) in book overdrafts	—	12.6	(10.1)	—	2.5
Payments for debt issuance costs	(1.2)	—	—	—	(1.2)
Payments on long-term debt	(55.7)	—	—	—	(55.7)
Payments on capital leases	—	(0.3)	—	—	(0.3)
Repurchase of common stock	(0.1)	—	—	—	(0.1)

Net cash provided by (used by) financing activities	(57.0)	12.3	(10.1)	—	(54.8)
Effect of exchange rate changes on cash	—	—	(2.6)	—	(2.6)

Net increase (decrease) in cash and cash equivalents	—	(1.5)	(1.4)	—	(2.9)
Cash and cash equivalents at beginning of period	—	172.3	31.8	—	204.1

Cash and cash equivalents at end of period	$—	$170.8	$30.4	$—	$201.2

KAR Auction Services, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009 (Unaudited)

Note 13—Earnings (Loss) Per Share

The following table sets forth the computation of earnings (loss) per share (in millions except per share amounts):

	Nine Months Ended September 30,
	2009	2008
Net income (loss)	$17.9	($166.9)

Weighted average common shares outstanding	106.9	106.9
Effect of dilutive stock options	—	—

Weighted average common shares outstanding and assumed conversions	106.9	106.9

Net earnings (loss) per share—basic and diluted	$0.17	($1.56)

Basic earnings (loss) per share was calculated by dividing net income/(loss) by the weighted-average number of outstanding common shares for the period. Diluted earnings (loss) per share was calculated consistent with basic earnings per share including the effect of dilutive unissued common shares related to the Company’s stock-based employee compensation program. The effect of stock options on earnings (loss) per share-diluted is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company’s common stock at the average market price during the period. Stock options that would have an anti-dilutive effect on earnings per share are excluded from the calculations. Total options outstanding at September 30, 2009 and 2008 were 9.2 million and 8.7 million. In accordance with U.S. GAAP, no potential common shares were included in the computation of diluted earnings per share for the nine months ended September 30, 2008 because to do so would have been antidilutive based on the year-to-date losses.

Note 14—Subsequent Event

On October 27, 2009, the Company’s Board of Directors declared a ten-for-one stock split of its outstanding common stock, which became effective upon the filing of the Amended Charter on December 9, 2009. This stock split resulted in the issuance of approximately 96,168,294 additional shares of common stock and affects the amount of stock options outstanding and exercisable and earnings per share information. The information presented in the accompanying consolidated financial statements and related notes has been adjusted to reflect the ten-for-one stock split.

25,000,000 Shares

KAR AUCTION SERVICES, INC.

Common Stock

Prospectus

Goldman, Sachs & Co.	Credit Suisse

BofA Merrill Lynch	J.P. Morgan

Barclays Capital	BMO Capital Markets

Baird		Barrington Research
BB&T Capital Markets		RBC Capital Markets

Stephens Inc.